As filed with the U.S. Securities and Exchange Commission on June 29, 2004
Registration No. 333-114173

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO
Form S-4
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

North Fork Bancorporation, Inc.

(Exact name of Registrant as specified in its Charter)

Delaware	6712	36-3154608
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

275 Broadhollow Road

Melville, NY 11747
(631) 844-1004
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

John Adam Kanas

Chairman, President and Chief Executive Officer
North Fork Bancorporation, Inc.
275 Broadhollow Road
Melville, NY 11747
(631) 844-1004
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

William S. Rubenstein, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, NY 10036 (212) 735-2642	Edward D. Herlihy, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, NY 10019 (212) 403-1000

      Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective and all other conditions to the merger described herein have been satisfied or waived.

      If the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.     ☐

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

      If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this document is not complete and may be changed. We may not issue the common stock to be issued in connection with the merger described in this document until the registration statement filed with the Securities and Exchange Commission, of which this document is a part, is declared effective. This document is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer, solicitation or sale is not permitted or would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Any representation to the contrary is a criminal offense.

SUBJECT TO COMPLETION, DATED JUNE 29, 2004

MERGER PROPOSED — YOUR VOTE IS VERY IMPORTANT

      The boards of directors of North Fork Bancorporation, Inc. and GreenPoint Financial Corp. have approved an agreement to merge our two companies.

      If we complete the merger, GreenPoint stockholders will have the right to receive 1.0514 shares of common stock of North Fork for each share of GreenPoint common stock they own. This exchange ratio is fixed and will not be adjusted to reflect stock price changes prior to the closing. Based on the closing price of North Fork common stock on the New York Stock Exchange on February 13, 2004, the last trading day before public announcement of the merger, the 1.0514 exchange ratio represented approximately $46.00 in value for each share of GreenPoint common stock. Based on North Fork’s closing price on        ●       , 2004 of $       ●       , the 1.0514 exchange ratio represented approximately $       ●       in value for each share of GreenPoint common stock. We urge you to obtain current market quotations of North Fork and GreenPoint common stock.

      North Fork’s financial advisor, Sandler O’Neill & Partners, L.P., has issued an opinion to the North Fork board of directors that, as of February 15, 2004 and based upon and subject to the assumptions made, matters considered and qualifications and limitations on the review undertaken set forth in its opinion, the exchange ratio was fair from a financial point of view to North Fork. GreenPoint’s financial advisors, Lehman Brothers, Inc. and Keefe, Bruyette & Woods, Inc., have each issued an opinion to the GreenPoint board of directors that, as of February 15, 2004 and based upon and subject to the assumptions made, matters considered and qualifications and limitations on the review undertaken set forth in their respective opinions, the exchange ratio was fair from a financial point of view to GreenPoint stockholders.

      We expect that the conversion of your shares of GreenPoint common stock into North Fork common stock in the merger generally will not be subject to United States federal income tax.

      After completion of the merger, we expect that current North Fork stockholders will own approximately        ●       % of the combined company and GreenPoint stockholders will own approximately        ●       % of the combined company.

      Your vote is important. We cannot complete the merger of North Fork and GreenPoint unless the stockholders of both companies adopt the merger agreement. We have each scheduled a special meeting of our respective stockholders to vote on this merger proposal. As of the respective record dates for the GreenPoint special meeting and North Fork special meeting, the directors and executive officers of GreenPoint and North Fork owned and were entitled to vote       ●       % and        ●       % of the outstanding shares of GreenPoint and North Fork common stock, respectively. We currently expect that GreenPoint’s and North Fork’s directors and executive officers will vote their shares in favor of the merger, although none of them has entered into any agreement obligating them to do so.

      This joint proxy statement-prospectus gives you detailed information about the special meetings and the proposed merger. We urge you to read this joint proxy statement-prospectus carefully, including “Risk Factors Relating to the Merger” on page 19 for a discussion of the risks relating to the merger. You also can obtain information about our companies from documents that we have filed with the Securities and Exchange Commission.

      Each of our boards of directors recommends that the stockholders vote FOR the merger. We strongly support this combination of our companies and join our boards in their recommendations.

John A. Kanas Chairman, President and Chief Executive Officer North Fork Bancorporation, Inc.	Thomas S. Johnson Chairman and Chief Executive Officer GreenPoint Financial Corp.

      North Fork common stock is quoted on the NYSE under the symbol “NFB”. GreenPoint common stock is quoted on the NYSE under the symbol “GPT”.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this joint proxy statement-prospectus or has passed upon the adequacy or accuracy of the disclosure in this joint proxy statement-prospectus. Any representation to the contrary is a criminal offense.

          The securities North Fork is offering through this joint proxy statement-prospectus are not savings or deposit accounts or other obligations of any bank or savings association, and they are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

      This joint proxy statement-prospectus is dated        ●       , 2004 and is first being mailed to North Fork stockholders and GreenPoint stockholders on or about        ●       , 2004.

ADDITIONAL INFORMATION

      This joint proxy statement-prospectus incorporates important business and financial information about North Fork and GreenPoint from documents that are not included in or delivered with this joint proxy statement-prospectus. See “Where You Can Find More Information” on page 102. This information is available to you without charge upon your written or oral request. You can obtain documents incorporated by reference in this joint proxy statement-prospectus by requesting them in writing or by telephone from D.F. King & Co., Inc. as follows:

D.F. King & Co., Inc.

48 Wall Street
New York, NY 10005
Toll-Free: 1-800-431-9633

      You may also obtain these documents at the Securities and Exchange Commission’s website, “www.sec.gov,” and you may obtain certain of these documents at North Fork’s website, “www.northforkbank.com,” by selecting “Investor Relations” and then selecting “SEC Filings,” and at GreenPoint’s website, “www.greenpoint.com,” by selecting “Corporate/Investor Relations/SEC Filings.”

      In order to receive timely delivery of the documents in advance of your special meeting of stockholders, your request should be received no later than        ●       , 2004.

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To be held on        ●       , 2004

To the Stockholders

of North Fork Bancorporation, Inc.:

      We will hold a special meeting of stockholders of North Fork Bancorporation, Inc. on        ●       , 2004 at        ●       , local time, at        ●       , for the following purposes:

1. To consider and vote upon a proposal to adopt the Agreement and Plan of Merger, dated as of February 15, 2004, by and between North Fork and GreenPoint Financial Corp., pursuant to which GreenPoint will merge with and into North Fork; and

2. To transact any other business as may properly be brought before the special meeting.

      We have fixed        ●       , 2004 as the record date for determining those North Fork stockholders entitled to vote at the special meeting. Accordingly, only stockholders of record at the close of business on that date are entitled to notice of, and to vote at, the special meeting.

      To ensure your representation at the special meeting, please complete and promptly mail your proxy in the return envelope enclosed, or authorize the individuals named on your proxy card to vote your shares by calling the toll-free telephone number or by using the Internet as described in the instructions included with your proxy card or voting instruction card. This will not prevent you from voting in person, but will help to secure a quorum and avoid added solicitation costs. Your proxy may be revoked at any time before it is voted. Please review the joint proxy statement-prospectus accompanying this notice for more complete information regarding the merger and the special meeting.

      In accordance with Delaware law and North Fork’s Bylaws, a list of the holders of North Fork common stock entitled to vote at the meeting will be available for examination by any stockholder, for any purpose germane to the meeting, at ●, for ten days prior to the meeting, between the hours of 9:00 a.m. and 3:00 p.m., and at the meeting during the entire time thereof.

By Order of the Board of Directors,

Aurelie S. Campbell
Vice President and Corporate Secretary

Melville, New York
       ●       , 2004

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To be held on        ●       , 2004

To the Stockholders

of GreenPoint Financial Corp.:

      We will hold a special meeting of stockholders of GreenPoint Financial Corp. on        ●       , 2004 at        ●       , local time, at        ●       , for the following purposes:

1. To consider and vote upon a proposal to adopt the Agreement and Plan of Merger, dated as of February 15, 2004, by and between GreenPoint and North Fork Bancorporation, Inc., pursuant to which GreenPoint will merge with and into North Fork; and

2. To transact any other business as may properly be brought before the special meeting.

      We have fixed        ●       , 2004 as the record date for determining those GreenPoint stockholders entitled to vote at the special meeting. Accordingly, only stockholders of record at the close of business on that date are entitled to notice of, and to vote at, the special meeting.

      To ensure your representation at the special meeting, please complete and promptly mail your proxy in the return envelope enclosed, or authorize the individuals named on your proxy card to vote your shares by calling the toll-free telephone number or by using the Internet as described in the instructions included with your proxy card or voting instruction card. This will not prevent you from voting in person, but will help to secure a quorum and avoid added solicitation costs. Your proxy may be revoked at any time before it is voted. Please review the joint proxy statement-prospectus accompanying this notice for more complete information regarding the merger and the special meeting.

By Order of the Board of Directors,

Howard C. Bluver
Secretary

New York, New York

       ●       , 2004

Appendix A	Agreement and Plan of Merger, dated as of February 15, 2004, by and between North Fork Bancorporation, Inc. and GreenPoint Financial Corp.
Appendix B	Opinion of Sandler O’Neill & Partners, L.P.
Appendix C	Opinion of Lehman Brothers, Inc.
Appendix D	Opinion of Keefe, Bruyette & Woods, Inc.

QUESTIONS AND ANSWERS ABOUT VOTING PROCEDURES FOR THE SPECIAL MEETINGS

Q:	Why is my vote important?

A:	In order to adopt the merger agreement, both North Fork and GreenPoint stockholders must vote in favor of doing so. The merger must be approved by the holders of a majority of the outstanding shares of North Fork common stock entitled to vote and by the holders of a majority of the outstanding shares of GreenPoint common stock entitled to vote. If you fail to vote, or if you vote to abstain, that will have the same effect as a vote against the merger.

Q:	What do I need to do now?

A:	After you have carefully read this joint proxy statement-prospectus, please respond by completing, signing and dating your proxy card and returning it in the enclosed postage-paid envelope or, if available, by submitting your proxy or voting instruction by telephone or through the Internet as soon as possible so that your shares will be represented and voted at your special meeting.

Q:	What do I do if I want to change my vote after I have delivered my proxy or voting instruction card?

A:	You may change your vote at any time before your proxy is voted at your meeting. If you are a holder of record, you can do this in any of the three following ways:

•	by sending a written notice to the Secretary of North Fork or GreenPoint, as appropriate, in time to be received before your special meeting stating that you would like to revoke your proxy;

•	by completing, signing and dating another proxy card and returning it by mail in time to be received before your special meeting or, if you submitted your proxy through the Internet or by telephone, you can change your vote by submitting a proxy at a later date, in which case your later-submitted proxy will be recorded and your earlier proxy revoked; or

•	by attending the special meeting and voting in person.

If your shares are held in an account at a broker or bank, you should contact your broker or bank to change your vote.

Q:	If I am a GreenPoint stockholder, should I send in my stock certificates at this time?

A:	No. After we complete the merger, we will send you written instructions for exchanging your stock certificates. If you are a North Fork stockholder, you will keep your existing shares, which will remain outstanding and unchanged following the merger.

Q:	If my shares are held in “street name” by my broker or bank, will my broker or bank vote my shares for me?

A:	No. If you do not provide your broker or bank with instructions on how to vote your shares held in “street name,” your broker or bank will not be permitted to vote your shares, which will have the same effect as a vote against the merger. You should therefore provide your broker or bank with instructions as to how to vote your shares.

Q:	Who can I call with questions about the special meeting or the merger?

A:	If you have any questions about the merger or how to submit your proxy or voting instruction card, or if you need additional copies of this document or the enclosed proxy card or voting instruction card, you should contact:

D.F. King & Co., Inc.

48 Wall Street

New York, NY 10005

Toll-Free: 1-800-431-9633

SUMMARY OF THE MERGER

This brief summary does not contain all of the information that may be important to you. You should carefully read this entire document and the other documents to which this joint proxy statement-prospectus refers you to fully understand the merger. See “Where You Can Find More Information” on page 102. Each item in this summary refers to the page where that subject is discussed in more detail.

Information about North Fork and GreenPoint (Page 26)

North Fork Bancorporation, Inc.

275 Broadhollow Road
Melville, New York 11747
(631) 844-1004

      North Fork is a bank holding company. North Fork operates 257 retail banking facilities throughout the metropolitan New York City area, Long Island, New Jersey and Connecticut. At March 31, 2004, North Fork had total assets of $22.0 billion, deposits of $15.9 billion and stockholders’ equity of $1.58 billion.

      On May 14, 2004, North Fork completed the acquisition of The Trust Company of New Jersey, or Trustcompany. At March 31, 2004, Trustcompany had total assets of $4.2 billion, deposits of $3.2 billion and stockholders’ equity of $276.5 million.

GreenPoint Financial Corp.

90 Park Avenue
New York, New York 10016
(212) 834-1000

      GreenPoint is a bank holding company that manages two primary businesses — a national mortgage business and a New York retail bank. GreenPoint Mortgage, headquartered in Novato, California, originates a wide variety of exclusively “A” quality loans. The retail bank is a New York state-chartered savings bank with $12.6 billion in deposits in 90 branches serving more than 475,000 households. At March 31, 2004, GreenPoint had total assets of $23.8 billion and stockholders’ equity of $1.9 billion.

GreenPoint Will Merge Into North Fork (Page 28)

      We propose a merger of GreenPoint with and into North Fork. We have attached the merger agreement to this joint proxy statement-prospectus as Appendix A. Please read the merger agreement carefully. It is the legal document that governs the merger.

GreenPoint Stockholders to Receive 1.0514 Shares of North Fork Common Stock for Each Share of GreenPoint Common Stock; North Fork Stockholders to Keep Their Shares (Page 60)

      If the merger is completed, GreenPoint stockholders will receive 1.0514 shares of common stock of North Fork for each share of GreenPoint common stock they own immediately prior to completion.

      North Fork stockholders will keep their shares, which will remain outstanding and unchanged as shares of North Fork following the merger.

      Because the number of shares of North Fork common stock that GreenPoint stockholders will receive in the merger is fixed, the implied value of the shares of North Fork common stock that you will receive in the merger will change as the price of North Fork common stock changes.

Comparative Market Price Information (Page 91)

      North Fork common stock trades on the New York Stock Exchange under the symbol “NFB” and GreenPoint common stock trades on the New York Stock Exchange under the symbol “GPT.”

      The following table lists the closing prices of North Fork common stock and GreenPoint common stock, and the equivalent per share value of a share of GreenPoint common stock, on February 13, 2004, the last trading day before we announced the merger, and on ●, 2004, the last practicable date prior to distribution of this document. The “equivalent per share value of GreenPoint common stock” at the specified dates represents the closing price of a share of North Fork common stock multiplied by the exchange ratio of 1.0514.

Equivalent Per
	North Fork	GreenPoint	Share Value of
	Closing	Closing	GreenPoint
	Price	Price	Common Stock

February 13, 2004	$43.75	$46.83	$46.00
●, 2004	●	●	●

      The market price of North Fork common stock will change prior to the merger, while the exchange ratio is fixed. You should obtain current stock price quotations for North Fork common stock and GreenPoint common stock. You can get these quotations from a newspaper, on the Internet or by calling your broker.

Our Financial Advisors Have Provided Opinions as to the Fairness of the Exchange Ratio (Page 37)

      Opinion of North Fork’s Financial Advisor. In deciding to approve the merger, the North Fork board of directors considered the opinion of its financial advisor, Sandler O’Neill & Partners, L.P., or Sandler O’Neill, that, as of February 15, 2004 and based upon and subject to the assumptions made, matters considered and qualifications and limitations on the review undertaken set forth in its opinion, the exchange ratio was fair, from a financial point of view, to North Fork. We have attached the opinion to this joint proxy statement-prospectus as Appendix B. You should read the opinion completely to understand the procedures followed, assumptions made, matters considered and qualifications and limitations concerning the review undertaken by, and the opinion of, Sandler O’Neill. The opinion of Sandler O’Neill is addressed to North Fork’s board of directors and is not a recommendation to any stockholder of North Fork or GreenPoint as to how to vote or act with respect to the proposed merger or any other matter.

      North Fork has agreed to pay Sandler O’Neill a transaction fee in connection with the merger of $7.5 million, of which $1.875 million has been paid and the balance of which is contingent, and payable, upon closing of the merger. North Fork has also paid Sandler O’Neill $500,000 for rendering its opinion, which will be credited against that portion of the transaction fee due upon closing of the merger.

      Opinion of GreenPoint’s Financial Advisors. In deciding to approve the merger, the GreenPoint board of directors considered the opinions of its financial advisors, Lehman Brothers, Inc., or Lehman Brothers, and Keefe, Bruyette & Woods, Inc., or Keefe Bruyette, that, as of February 15, 2004 and based upon and subject to the assumptions made, matters considered and qualifications and limitations on the review undertaken set forth in their respective opinions, the exchange ratio was fair, from a financial point of view, to the holders of GreenPoint common stock. We have attached the Lehman Brothers opinion to this joint proxy statement-prospectus as Appendix C and the Keefe Bruyette opinion as Appendix D. You should read the opinions completely to understand the procedures followed, assumptions made, matters considered and qualifications and limitations concerning the review undertaken by, and the opinions of, Lehman Brothers and Keefe Bruyette. The opinions of Lehman Brothers and Keefe Bruyette are addressed to GreenPoint’s board of directors and are not a recommendation to any stockholder of GreenPoint or North Fork as to how to vote or act with respect to the proposed merger or any other matter.

      GreenPoint paid Lehman Brothers a fee of $1 million when the merger was publicly announced and has agreed to pay Lehman Brothers an additional fee of $19 million contingent on the closing of the merger. GreenPoint paid Keefe Bruyette a fee of $1 million when the merger was publicly announced and has agreed to pay Keefe Bruyette an additional fee of $6 million contingent on the closing of the merger.

Expected U.S. Federal Income Tax-Free Treatment to GreenPoint Stockholders (Page 71)

      It is a condition to the merger that both North Fork and GreenPoint receive legal opinions dated as of the closing date that the merger will qualify as a tax-free transaction for United States federal income tax purposes, as described in this document. If the merger is treated in this manner, for United States federal income tax purposes, GreenPoint stockholders generally will not recognize any gain or loss in the merger, except in connection with any cash that they may receive instead of a fractional share of North Fork common stock. GreenPoint stockholders’ holding period for the North Fork common stock received in the merger, which determines how any gain or loss should be treated for United States federal income tax purposes upon future sales of North Fork common stock, generally will include their holding period for the GreenPoint common stock exchanged in the merger.

      You should refer to “The Merger — Material United States Federal Income Tax Consequences” for a more complete discussion of the United States federal income tax consequences of the merger.

      This tax treatment may not apply to certain GreenPoint stockholders, including stockholders who are foreign persons or dealers in securities. Determining the actual tax consequences of the merger to you may be complex and will depend on your specific situation and on variables not within our control. You should consult your own tax advisor for a full understanding of the merger’s tax consequences for you.

Dividend Policy of North Fork (Page 92)

      The holders of North Fork common stock receive dividends if and when declared by the North Fork board of directors out of legally available funds. North Fork declared a cash dividend of $0.30 per share of common stock for each of the first and second quarters of 2004. For the fourth quarter of 2003 North Fork paid a cash dividend of $0.30 per share and for each of the first three quarters of 2003 North Fork paid a cash dividend of $0.27 per share of common stock. Following completion of the merger, North Fork expects to continue paying quarterly cash dividends on a basis consistent with its past practice. However, the declaration and payment of dividends will depend upon business conditions, operating results, capital and reserve requirements and the North Fork board of directors’ consideration of other relevant factors.

GreenPoint Directors and Executive Officers Have Some Financial Interests in the Merger that are Different from or in Addition to their Interests as Stockholders (Page 75)

      GreenPoint directors and executive officers have financial and other interests in the merger in addition to their interests as stockholders of GreenPoint. These interests include:

•	Bharat B. Bhatt, the current President and Chief Operating Officer of GreenPoint, has entered into an employment agreement with North Fork that provides for his employment after completion of the merger as Senior Executive Vice President of North Fork and as a member of North Fork’s board of directors. Under the new employment agreement with North Fork, Mr. Bhatt’s annual salary is currently estimated to be approximately $1,398,000.

•	At the effective time of the merger, North Fork will grant retention equity awards to three of GreenPoint’s executive officers. These awards will be in the aggregate amount of $5,516,000 (including $2,150,000 and $1,980,000 to S.A. Ibrahim and Ramesh Shah, respectively). Two-thirds of the value relating to the equity grant will be in the form of stock options (at an exercise price equal to the fair market value of North Fork common stock on the date of grant) and one-third of the value relating to the equity grant will be in the form of restricted stock.

•	At the effective time of the merger, North Fork or GreenPoint will make a lump sum cash payment to each GreenPoint executive officer who is a party to a change in control or employment agreement with GreenPoint, without regard to whether any such executive’s employment actually terminates as of the effective time of the merger. North Fork expects to make aggregate cash severance payments to eight executive officers in the amount of approximately $43 million in connection with these agreements.

•	Assuming the merger is completed on September 30, 2004, the number of unvested stock options to acquire shares of GreenPoint common stock held by GreenPoint’s executive officers as a group, including Thomas S. Johnson, Jeffrey R. Leeds and Messrs. Bhatt, Ibrahim and Shah, that will become fully vested upon the completion of the merger is 2,154,000 in the aggregate. In addition, two executive officers hold 25,000 GreenPoint restricted stock awards in the aggregate that would become free of restrictions upon a qualifying termination of employment after the merger.

•	Mr. Johnson, the current Chairman and Chief Executive Officer of GreenPoint, Mr. Bhatt, and three additional members of the GreenPoint board of directors, will serve as members of North Fork’s board of directors. Each member of North Fork’s Board of Directors receives an annual fee of $40,000. This fee is for all duties as a North Fork director, including any service as a member of one or more committees of North Fork’s board.

•	Following the merger, the combined company will indemnify and provide directors’ and officers’ insurance for the directors and officers of GreenPoint for events occurring before the merger, including events relating to the merger.

      The GreenPoint board of directors knew about these additional interests, and considered them, when it approved the merger agreement.

North Fork’s Board of Directors Recommends that You Vote “FOR” the Adoption of the Merger Agreement (Page 34)

      North Fork’s board of directors believes that the merger is fair to and in the best interests of North Fork stockholders, and recommends that North Fork stockholders vote “FOR” the adoption of the merger agreement.

      In determining whether to approve the merger, North Fork’s board of directors consulted with its senior management and legal and financial advisors. In arriving at its determination, the North Fork board of directors also considered a number of factors, including the following material factors:

•	The merger furthers North Fork’s strategic goal of expanding its presence within its current geographic region.

•	The North Fork board believes that the combined company will benefit from North Fork’s experience in commercial banking and GreenPoint’s experience in consumer banking, and will also be positioned to offer a broader array of products and services to its customers by combining North Fork’s commercial banking products with GreenPoint’s consumer products and services.

•	North Fork’s board considered management’s estimate of annual pre-tax cost savings of approximately $130 million from the merger (broken down into approximately $52 million from corporate staff function reductions, $16 million from lower occupancy and equipment costs, $31 million from other operating expense reductions and $31 million from the elimination of the expenses associated with GreenPoint’s Employee Stock Ownership Plan, or ESOP). Savings are expected to be phased in by the beginning of 2005.

•	Applying the potential cost savings (including ESOP expense savings) and other assumptions described in this document, the merger would result in (1) earnings per share accretion in 2005 for North Fork stockholders of 11.9% and (2) 12.13% accretion to North Fork’s estimated tangible book value per share as of September 30, 2004.

See “North Fork’s Reasons for the Merger; Recommendation of the Merger by the North Fork Board of Directors” beginning on page 34.

GreenPoint’s Board of Directors Recommends that You Vote “FOR” the Adoption of the Merger Agreement (Page 32)

      GreenPoint’s board of directors believes that the merger is fair to and in the best interests of GreenPoint stockholders, and unanimously recommends that GreenPoint stockholders vote “FOR” the adoption of the merger agreement.

      In determining whether to approve the merger, GreenPoint’s board of directors consulted with its senior management and legal and financial advisors. In arriving at its determination, the GreenPoint board of directors also considered a number of factors, including the following material factors:

•	The ability of the two companies to combine to create a powerful $54 billion asset institution that would be the largest regional bank in the greater New York metropolitan region based on market capitalization and total assets.

•	The complementary aspects of the GreenPoint and North Fork businesses, including North Fork’s commercial and community banking capabilities and GreenPoint’s consumer banking and mortgage businesses.

•	The potential expense saving opportunities, and the fact that former GreenPoint stockholders would participate in the benefits of such savings opportunities, as well as in the benefit of any potential incremental revenue enhancement opportunities on a going forward basis in view of their anticipated 46% pro forma ownership of North Fork following completion of the merger.

•	The GreenPoint board of directors’ belief that a combination with North Fork would allow GreenPoint stockholders to participate in a combined company that would have better future prospects than GreenPoint was likely to achieve on a stand-alone basis, with greater market penetration and more diversified customer bases and revenue sources.

See “GreenPoint’s Reasons for the Merger; Recommendation of the Merger by the GreenPoint Board of Directors” beginning on page 32.

Board of Directors After the Merger (Page 28)

      After the merger, the board of directors of the combined company will have 18 members, consisting of 13 current members of North Fork’s board of directors, Mr. Thomas S. Johnson, the Chairman and Chief Executive Officer of GreenPoint, Mr. Bharat B. Bhatt, the President and Chief Operating Officer of GreenPoint, and three other members of the GreenPoint board of directors who are agreed to by North Fork and GreenPoint.

North Fork Stockholder Meeting to be Held on ●, 2004 (Page 21)

      The North Fork special meeting will be held on ●, 2004 at ●, local time, at ●. At the special meeting, you will be asked:

1. to adopt the merger agreement; and

2. to transact any other business as may properly be brought before the special meeting.

      You can vote at the North Fork special meeting if you owned North Fork common stock at the close of business on ●, 2004. On that date, there were ● shares of North Fork common stock outstanding and entitled to vote, approximately ●% of which were owned and entitled to be voted by North Fork directors and executive officers and their affiliates. You can cast one vote for each share of North Fork common stock you owned on that date. In order to adopt the merger agreement, the holders of a majority of the outstanding shares of North Fork common stock entitled to vote must vote in favor of doing so.

GreenPoint Stockholder Meeting to be Held on ●, 2004 (Page 23)

      The GreenPoint special meeting will be held on ●, 2004 at ●, local time, at ●. At the special meeting, you will be asked:

1. to adopt the merger agreement; and

2. to transact any other business as may properly be brought before the special meeting.

      You can vote at the GreenPoint special meeting if you owned GreenPoint common stock at the close of business on ●, 2004. On that date, there were ● shares of GreenPoint common stock outstanding and entitled to vote, approximately ●% of which were owned and entitled to be voted by GreenPoint directors and executive officers and their affiliates. You can cast one vote for each share of GreenPoint common stock you owned on that date. In order to adopt the merger agreement, the holders of a majority of the outstanding shares of GreenPoint common stock entitled to vote must vote in favor of doing so.

The Merger is Expected to Occur in the Third Quarter of 2004 (Page 62)

      The merger will occur after all the conditions to its completion have been satisfied or, if permissible, waived. Currently, we anticipate that the merger will occur in the third quarter of 2004. However, we cannot assure you when or if the merger will occur. We must first obtain approval of North Fork and GreenPoint stockholders at the respective special meetings and the necessary regulatory approvals.

Completion of the Merger is Subject to Customary Conditions (Page 62)

      The completion of the merger is subject to a number of customary conditions being met, including the adoption of the merger agreement by North Fork and GreenPoint stockholders and receipt of all required regulatory approvals.

      Where the law permits, a party to the merger agreement could elect to waive a condition to its obligation to complete the merger, even if that condition has not been satisfied. We cannot be certain when (or if) the conditions to the merger will be satisfied or waived or that the merger will be completed.

We May Not Complete the Merger Without All Required Regulatory Approvals (Page 70)

      We cannot complete the merger unless we receive the prior approval of the Federal Reserve Board and the New York State Banking Department. We also must wait at least 15 days after receiving the Federal Reserve Board’s approval before we can complete the merger.

      North Fork filed an application with the New York State Banking Department on March 17, 2004 and an application with the Federal Reserve Board on April 16, 2004. The New York State Banking Department approved North Fork’s application to complete the merger as of May 29, 2004.

Termination of the Merger Agreement; Fees Payable (Page 68)

      We may jointly agree to terminate the merger agreement at any time. Either of us also may terminate the merger agreement if:

•	a governmental authority that must grant a regulatory approval denies approval of the merger (although this termination right is not available to a party whose failure to comply with the merger agreement resulted in those actions by a governmental authority);

•	a governmental entity of competent jurisdiction issues a final nonappealable order enjoining or otherwise prohibiting the merger;

•	the merger is not completed on or before December 31, 2004 (although this termination right is not available to a party whose failure to comply with the merger agreement resulted in the failure to complete the merger by that date);

•	the other party’s board of directors adversely changes its recommendation that its stockholders vote in favor of the merger, or the other party breaches its obligation to hold its stockholders’ meeting to vote on adoption of the merger agreement;

•	the other party is in breach of its representations, warranties, covenants or agreements set forth in the merger agreement and the breach rises to a level that would excuse the terminating party’s obligation to complete the merger and is either incurable or is not cured within 30 days; or

•	the stockholders of either party do not approve the merger at their respective stockholders’ meeting.

      The merger agreement provides that in limited circumstances described more fully beginning on page 69 involving a change in recommendation in favor of the merger agreement or failure to hold a stockholders’ meeting to vote on the merger or a third party acquisition proposal, either of us may be required to pay termination fees to the other of up to $250 million. The purpose of the termination fees is to encourage the commitment of the parties to the merger, and to compensate one party if the other party engages in certain conduct which would make the merger less likely to occur. The effect of the termination fees could be to discourage other companies from seeking to acquire or merge with either North Fork or GreenPoint prior to completion of the merger, and could cause North Fork or GreenPoint to reject any acquisition proposal from a third party which does not take into account the termination fee.

We May Amend the Terms of the Merger and Waive Rights Under the Merger Agreement (Page 73)

      We may jointly amend the terms of the merger agreement, and either party may waive its right to require the other party to adhere to any of those terms, to the extent legally permissible. However, after the GreenPoint stockholders adopt the merger agreement, they must approve any amendment or waiver that reduces or changes the form of the consideration that will be received by them.

North Fork will Account for the Merger Using the “Purchase” Method (Page 74)

      North Fork will account for the merger as a purchase for financial reporting purposes.

No Appraisal Rights (Page 74)

      Under Delaware law, neither North Fork’s nor GreenPoint’s stockholders are entitled to appraisal rights in connection with the merger.

Comparison of the Rights of GreenPoint Stockholders and North Fork Stockholders (Page 94)

      North Fork and GreenPoint are both incorporated under the laws of the State of Delaware. Any differences, therefore, in the rights of holders of North Fork capital stock and GreenPoint capital stock arise primarily from differences in their respective certificates of incorporation and bylaws. After the effective time of the merger, the rights of former stockholders of GreenPoint will be determined by reference to the North Fork certificate of incorporation and bylaws. This document contains descriptions of stockholder rights under the governing documents of each of North Fork and GreenPoint, and describes the material differences between them, including those summarized in the following table:

	North Fork Stockholder Rights	GreenPoint Stockholder Rights

Stockholder Action by Written Consent:	North Fork stockholders may act by written consent.	GreenPoint stockholders may not act by written consent.

Limitations on Voting Rights:	The North Fork certificate of incorporation has no provision specifically limiting stockholder voting rights.	The GreenPoint certificate of incorporation generally provides that in no event will any record owner of any outstanding GreenPoint common stock that is beneficially owned, directly or indirectly, by a person who beneficially owns common stock in excess of 10% of the outstanding shares of GreenPoint common stock be entitled to or permitted to any vote in respect of such excess shares.

Removal of Directors:	North Fork stockholders may remove a director only for cause by a vote of the holders of a majority of the then-outstanding shares entitled to vote thereon.	GreenPoint stockholders may remove a director only for cause by a vote of the holders of at least 80 percent of the then-outstanding shares entitled to vote generally in the election of directors.

Amendment of Certificate of Incorporation:	Pursuant to the requirements of Delaware law, an amendment of North Fork’s certificate of incorporation requires the approval of the holders of a majority of a corporation’s outstanding stock.	In addition to the requirements of Delaware law, the GreenPoint certificate of incorporation requires the vote of the holders of 80 percent of the voting power of GreenPoint common stock in order to amend the provisions related to various matters (such as the voting of shares above the 10% threshold described above and business combinations with significant stockholders).

Amendment of Bylaws by Stockholders:	North Fork’s bylaws may be amended by the affirmative vote of the holders of a majority of the outstanding shares of North Fork capital stock.	GreenPoint stockholders may amend the bylaws by the affirmative vote of the holders of 80% of the voting stock.

NORTH FORK BANCORPORATION, INC.

SELECTED HISTORICAL FINANCIAL INFORMATION
(In thousands, except ratios and per share amounts)

      The following table is a summary of selected consolidated historical financial data of North Fork as of and for the three months ended March 31, 2004 and 2003 and as of and for the years ended December 31, 1999 through 2003. In the opinion of North Fork management, this information reflects all adjustments necessary for the fair presentation of the financial data. The information in the following table is based on, and should be read together with, North Fork’s consolidated financial statements and related notes included in North Fork’s Annual Report on Form 10-K for the year ended December 31, 2003 and North Fork’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004. See “Where You Can Find More Information” on page 102.

	As of or For the Three
	Months Ended
	March 31,		As of or For the Years Ended December 31,

	2004	2003	2003	2002	2001(4)	2000(4)	1999

	(Unaudited)
Selected Balance Sheet Data:
Total Assets	$21,974,137	$22,399,633	$20,969,374	$21,420,834	$17,239,836	$14,848,695	$13,683,889
Securities:
Available-for-Sale	7,706,879	9,516,955	7,136,275	8,563,625	5,051,290	3,475,396	3,689,943
Held-to-Maturity	169,264	252,364	190,285	307,878	709,965	1,090,677	1,351,504
Loans:
Held-for-Sale	3,209	17,565	4,074	30,673	25,539	1,757	1,721
Held-for-Investment	12,655,744	11,417,858	12,341,199	11,338,466	10,374,152	9,392,956	7,895,967
Demand Deposits	4,233,526	3,359,885	4,080,134	3,417,534	2,702,753	2,025,249	1,558,044
Interest Bearing Deposits	11,709,962	10,012,563	11,035,981	9,774,996	8,600,553	7,143,946	6,083,519
Federal Funds Purchased & Collateralized Borrowings	2,955,362	6,077,000	3,221,154	5,401,000	3,692,182	4,004,147	4,559,200
Subordinated Debt	488,402	499,162	476,499	499,140	—	—	—
Junior Subordinated Debt	273,942	276,672	266,977	276,659	252,097	252,072	207,047
Stockholders’ Equity	1,583,779	1,532,087	1,478,489	1,514,053	1,437,008	1,213,918	999,098
Condensed Statements of Income:
Interest Income	$267,663	$296,717	$1,110,905	$1,189,983	$1,110,525	$1,073,245	$930,228
Interest Expense	60,834	87,267	295,391	348,205	444,566	501,307	422,912

Net Interest Income	206,829	209,450	815,514	841,778	665,959	571,938	507,316
Provision for Loan Losses	6,500	6,250	26,250	25,000	17,750	17,000	6,013

Net Interest Income After Provision for Loan Losses	200,329	203,200	789,264	816,778	648,209	554,938	501,303

Non-Interest Income	33,841	31,650	140,049	119,622	100,166	99,375	62,400
Securities Gains, net	7,888	2,597	15,762	4,517	8,729	3,138	13,578
Non-Interest Expense(1)	86,648	79,678	333,915	305,186	231,207	263,543	181,350
Debt Restructuring Costs	—	—	11,955	—	—	—	—
Amortization of Identifiable Intangibles and Goodwill	781	892	—	—	19,815	17,937	5,930

Income Before Income Taxes	154,629	156,877	599,205	635,731	506,082	375,971	390,001
Provision for Income Taxes	52,110	53,338	202,840	218,838	174,598	141,206	140,480

Net Income	$102,519	$103,539	$396,365	$416,893	$331,484	$234,765	$249,521

Per Share:
Net Income — Basic	$0.69	$0.67	$2.63	$2.61	$2.08	$1.40	$1.53
Net Income — Diluted	0.68	0.67	2.60	2.58	2.05	1.39	1.52
Cash Dividends	0.30	0.27	1.11	1.01	0.87	0.72	0.63
Book Value at Period-End	10.35	9.75	9.69	9.54	8.82	7.55	6.38
Weighted Average Shares Outstanding:
Basic	148,269	153,929	150,869	159,773	159,563	167,214	162,992
Diluted	150,246	155,476	152,516	161,649	161,382	168,531	164,440
Selected Ratios:
Return on Average Assets	1.96%	1.94%	1.86%	2.21%	2.12%	1.61%	1.91%
Return on Average Stockholders’ Equity	26.58	27.22	26.15	25.22	23.39	18.01	21.47
Average Stockholders’ Equity to Average Assets	7.37	7.12	7.10	8.76	9.06	8.94	8.88
Efficiency Ratio(2)	35.41	32.60	34.30	31.10	29.70	29.75	31.57
Net Interest Margin(3)	4.33	4.36	4.24	4.93	4.69	4.25	4.13
Dividend Payout Ratio	45	41	43	39	43	54	38
Total Risk Adjusted Capital	15.43	16.04	15.53	16.77	12.81	13.40	14.95
Leverage Capital Ratio	6.66	6.22	6.47	6.46	7.68	7.62	8.57
Allowance for Loan Losses to Non-Performing Loans Held-for-Investment	1,100	894	920	941	709	601	493
Non-Performing Loans Held-for-Investment to Loans Held-for-Investment	0.09	0.11	0.11	0.11	0.14	0.16	0.19
Non-Performing Assets to Total Assets	0.05	0.06	0.07	0.06	0.09	0.10	0.12

(1)	Included in 2000 are merger related costs of $64 million.

(2)	The efficiency ratio is used by the financial services industry to measure an organization’s operating efficiency. It represents the ratio of non-interest expense, excluding debt restructuring costs and other non-recurring charges, to net interest income on a tax equivalent basis and non-interest income, excluding facilities and securities gains.

(3)	Presented on a tax equivalent basis.

(4)	In November 2001, North Fork purchased the domestic business of Commercial Bank of New York and in February 2000 North Fork purchased Reliance Bancorp, Inc. Accordingly, the results of operations reflect their activity subsequent to the acquisition dates. In February 2000, North Fork acquired JSB Financial, Inc. in a transaction accounted for under the pooling-of-interest method of accounting. Accordingly, the financial results for 2000 and 1999 were retroactively restated to include JSB Financial, Inc.

GREENPOINT FINANCIAL CORP.

SELECTED HISTORICAL FINANCIAL INFORMATION
(In thousands, except ratios and per share amounts)

     The following table is a summary of selected consolidated historical financial data of GreenPoint as of and for the three months ended March 31, 2004 and 2003 and as of and for the years ended December 31, 1999 through 2003. In the opinion of GreenPoint management, this information reflects all adjustments necessary for the fair presentation of the financial data. The information is based on, and should be read together with, GreenPoint’s consolidated financial statements and related notes included in GreenPoint’s Annual Report on Form 10-K for the year ended December 31, 2003 and GreenPoint’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004. See “Where You Can Find More Information” on page 102.

	As of or For the Three
	Months Ended March 31,		As of or For the Years Ended December 31,

	2004	2003	2003	2002	2001	2000	1999

	(Unaudited)
Selected Balance Sheet Data:
Total Assets	$23,842,795	$22,399,051	$22,985,155	$21,813,532	$20,186,070	$15,764,816	$15,401,077
Securities:
Available-for-Sale	7,191,925	6,037,968	6,472,507	4,500,771	3,581,847	3,321,489	2,191,094
Held-to-Maturity	5,970	2,541	5,588	2,558	2,507	2,480	1,974
Loans:
Held-for-Sale	4,600,887	5,042,413	4,764,323	5,594,546	4,944,526	1,980,918	1,208,080
Held-for-Investment	10,189,676	9,684,443	9,962,512	9,978,593	10,041,233	8,687,394	9,293,167
Demand Deposits	475,901	372,067	442,931	342,717	335,116	308,356	243,113
Interest Bearing Deposits	12,101,109	11,835,033	12,102,710	11,453,299	10,371,225	10,868,013	11,317,013
Federal Funds Purchased & Collateralized Borrowings	7,549,500	7,040,000	7,189,465	6,885,000	6,359,827	1,350,180	675,260
Subordinated Debt	149,826	149,800	149,820	149,793	149,766	149,739	—
Junior Subordinated Debt	199,781	199,771	199,778	199,769	199,759	199,750	199,740
Senior Notes	362,390	—	352,431	—	134,422	137,696	199,906
Stockholders’ Equity	1,947,772	1,903,114	1,838,530	1,923,587	1,656,856	2,049,557	1,986,662
Condensed Statements of Income:
Interest Income	$285,735	$298,337	$1,148,264	$1,306,030	$1,256,840	$1,075,366	$1,005,396
Interest Expense	111,003	123,528	485,490	552,783	634,299	546,153	495,087

Net Interest Income	174,732	174,809	662,774	753,247	622,541	529,213	510,309
Provision/ (Benefit) for Loan Losses	1,303	290	4,119	2,095	(12,807)	4,656	(20,196)

Net Interest Income After Provision for Loan Losses	173,429	174,519	658,655	751,152	635,348	524,557	530,505

Non-Interest Income	143,627	147,293	582,920	446,494	447,050	237,606	227,504
Securities Gains, net	544	1,249	3,474	15,168	17,647	4,147	945
Non-Interest Expense	134,483	120,852	492,950	426,365	386,299	295,903	348,874
Amortization of Goodwill	—	—	—	—	45,163	45,772	46,351

Income Before Income Taxes on Continuing Operations	183,117	202,209	752,099	786,449	668,583	424,635	363,729
Provision for Income Taxes on Continuing Operations	70,642	75,324	280,757	288,199	259,042	169,282	152,296

Net Income from Continuing Operations	112,475	126,885	471,342	498,250	409,541	255,353	211,433

Net Income/ (Loss) from Discontinued Operations(1)	165	332	387	4,776	(704,270)	(42,254)	4,134

Net Income/ (Loss)	$112,640	$127,217	$471,729	$503,026	$(294,729)	$213,099	$215,567

Per Share(1, 2):
Net Income — Basic (continuing operations)	$0.96	$1.00	$3.86	$3.78	$3.07	$1.89	$1.49
Net Income — Diluted (continuing operations)	0.94	0.98	3.78	3.69	3.00	1.87	1.46
Cash Dividends	0.30	0.21	0.90	0.67	0.67	0.67	0.59
Book Value at Period-End	16.24	15.00	15.46	14.71	12.26	15.18	14.27
Weighted Average Shares Outstanding(2):
Basic	116,699	127,047	122,233	131,871	133,281	135,036	142,175
Diluted	119,856	129,327	124,620	135,108	136,473	136,848	144,692
Selected Ratios:
Return on Average Assets	1.98%	2.40%	2.12%	2.40%	2.22%	1.66%	1.41%
Return on Average Stockholders’ Equity	23.95	26.52	25.26	27.34	18.84	12.61	10.55
Average Stockholders’ Equity to Average Assets	8.25	9.04	8.38	8.77	12.51	14.43	13.31
Efficiency Ratio(3)	42.20	37.40	39.70	35.50	36.30	38.90	43.50
Net Interest Margin(4)	3.30	3.51	3.18	3.88	3.94	4.21	4.24
Dividend Payout Ratio	N/A	N/A	24	18	N/A	43	39
Total Risk Adjusted Capital	13.02	13.08	12.81	12.96	11.72	10.94	11.58
Leverage Capital Ratio	7.60	7.97	7.28	7.51	7.23	9.39	8.73
Allowance for Loan Losses to Non-Performing Loans Held-for-Investment	51	46	47	47	43	50	43
Non-Performing Loans Held-for-Investment to Loans Held-for-Investment	1.44	1.67	1.60	1.61	1.72	2.26	2.54
Non-Performing Assets to Total Assets(5)	0.72	0.81	0.79	0.81	0.90	1.23	1.47

(1)	Represents GreenPoint’s discontinued manufactured housing lending business. The net loss for the year ended December 31, 2001 included the estimated performance of the discontinued operations during the phase-out period based on Accounting Principles Board Statement No. 30.

(2)	Amounts have been restated to give effect for the 3-for-2 common stock split effective August 2003.

(3)	The efficiency ratio is used by the financial services industry to measure an organization’s operating efficiency. It represents the ratio of non-interest expense to net interest income on a tax equivalent basis and non-interest income, excluding securities gains.

(4)	Presented on a tax equivalent basis.

(5)	Excludes non-performing loans held-for-sale.

THE TRUST COMPANY OF NEW JERSEY

SELECTED HISTORICAL FINANCIAL INFORMATION
(In thousands, except ratios and per share amounts)

      The following table is a summary of selected consolidated historical financial data of Trustcompany as of and for the three months ended March 31, 2004 and 2003 and as of and for the years ended December 31, 1999 through 2003. North Fork has been advised by Trustcompany management that this information reflects all adjustments necessary for the fair presentation of the financial data. The information is based on, and should be read together with, Trustcompany’s consolidated financial statements and related notes included in its Annual Report on Form 10-K for the year ended December 31, 2003 and Trustcompany’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004. These reports were previously filed by North Fork with the SEC on its Current Reports on Form 8-K dated March 4, 2004 and May 4, 2004 since Trustcompany was not required to file with the SEC. See “Where You Can Find More Information” on page 102.

	As of or For the Three
	Months Ended
	March 31,		As of or For the Years Ended December 31,

	2004	2003	2003	2002	2001	2000	1999

	(Unaudited)
Selected Balance Sheet Data:
Total Assets	$4,203,716	$4,307,003	$4,278,005	$4,410,802	$4,072,769	$3,530,936	$3,432,382
Securities:
Available-for-Sale	1,587,219	1,733,391	1,678,406	1,927,065	1,624,481	1,075,513	1,086,849
Held-to-Maturity	—	52,584	52,427	52,636	107,726	533,235	549,271
Loans:
Held-for-Sale	18,941	124,231	66,095	251,284	—	—	—
Held-for-Investment	2,184,366	1,906,727	2,132,706	1,790,570	1,819,164	1,602,072	1,524,897
Demand Deposits	621,353	599,732	627,830	584,979	523,291	454,970	378,330
Interest Bearing Deposits	2,599,521	2,758,266	2,678,853	2,852,303	2,563,863	2,253,837	2,313,253
Federal Funds Purchased & Collateralized Borrowings	664,795	641,018	671,331	671,283	740,977	618,065	550,085
Stockholders’ Equity	276,455	267,144	263,365	264,270	213,305	185,726	161,450
Condensed Statements of Income:
Interest Income	$48,957	$53,177	$204,585	$224,354	$236,479	$246,818	$208,366
Interest Expense	16,914	22,422	78,647	106,746	134,780	157,411	116,250

Net Interest Income	32,043	30,755	125,938	117,608	101,699	89,407	92,116
Provision for Loan Losses	1,310	800	12,800	2,200	2,200	(619)	1,200

Net Interest Income After Provision for Loan Losses	30,733	29,955	113,138	115,408	99,499	90,026	90,916

Non-Interest Income	6,854	12,351	38,250	37,076	20,250	18,879	14,883
Securities Gains, net	8,972	97	1,190	9,111	12,401	2,219	2,169
Non-Interest Expense(1)	35,184	41,137	126,144	110,297	83,466	84,016	65,799
Debt Restructuring Costs	—	—	6,027	—	—	—	—

Income Before Provision (Benefit) for Income Taxes	11,375	1,266	20,407	51,298	48,684	27,108	42,169
Provision (Benefit) for Income Taxes	3,281	(1,962)	2,336	13,308	14,167	7,157	13,488

Net Income	$8,094	$3,228	$18,071	$37,990	$34,517	$19,951	$28,681

Per Share:
Net Income — Basic	$0.44	$0.18	$0.99	$2.07	$1.86	$1.07	$1.51
Net Income — Diluted	0.42	0.17	0.95	2.03	1.84	1.04	1.50
Cash Dividends	0.18	0.16	0.68	0.61	0.57	0.56	0.52
Book Value at Period-End	14.97	14.55	14.32	14.43	11.57	10.03	8.58
Weighted Average Shares Outstanding:
Basic	18,417	18,343	18,339	18,386	18,514	18,682	18,992
Diluted	19,217	18,744	18,934	18,695	18,736	18,682	19,140
Selected Ratios:
Return on Average Assets	0.77%	0.30%	0.42%	0.91%	0.93%	0.55%	0.90%
Return on Average Stockholders’ Equity	12.07	5.01	6.72	16.04	16.72	12.52	16.77
Average Stockholders’ Equity to Average Assets	6.39	6.00	6.25	5.65	5.54	4.40	5.38
Efficiency Ratio(2)	64.99	76.01	59.61	66.88	65.43	74.84	59.43
Net Interest Margin(3)	3.50	3.29	3.39	3.23	3.08	2.71	3.23
Dividend Payout Ratio	41	91	69	30	31	52	34
Total Risk Adjusted Capital	10.23	10.15	10.03	10.14	10.46	10.08	10.25
Leverage Capital Ratio	6.00	5.54	5.75	5.47	5.62	5.48	5.54
Allowance for Loan Losses to Non-Performing Loans Held-for-Investment	210	166	209	183	150	141	118
Non-Performing Loans Held-for-Investment to Loans Held-for-Investment	0.22	0.33	0.23	0.30	0.36	0.38	0.47
Non-Performing Assets to Total Assets(4)	0.19	0.35	0.19	0.35	0.49	0.62	0.73

(1)	Included in March 31, 2004 and December 31, 2003 are expenses of $1.7 million and $7.2 million related to the Trustcompany merger, respectively.

(2)	The efficiency ratio is used by the financial services industry to measure an organization’s operating efficiency. It represents the ratio of non-interest expense, excluding debt restructuring costs, acquisition related costs and other non-recurring charges, to net interest income on a tax equivalent basis and non-interest income, excluding securities gains and other non-recurring items.

(3)	Presented on a tax equivalent basis.

(4)	Excludes non-performing loans held-for-sale.

SELECTED CONSOLIDATED UNAUDITED PRO FORMA FINANCIAL INFORMATION

      The following table shows information about our financial condition and results of operations, including per share data and financial ratios, after giving effect to the consummation of the merger and the Trustcompany merger. The table sets forth the information as if the mergers had become effective on March 31, 2004, with respect to the balance sheet information, and on January 1, 2003, with respect to the income statement information. The pro forma financial data presented are accounted for using the purchase method of accounting.

      The information is based on, and should be read together with, the historical financial statements, including the notes thereto, of North Fork, GreenPoint and Trustcompany that have been presented in prior filings with the SEC, and the more detailed pro forma financial information, including the notes thereto, appearing elsewhere in this document. See “Where You Can Find More Information” on page 102 and “Unaudited Pro Forma Combined Condensed Consolidated Financial Statements” on page 79.

      We anticipate that the mergers will provide the combined company with financial benefits that include cost savings and additional revenue opportunities. The pro forma information, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect benefits of expected cost savings or opportunities to earn additional revenue and, accordingly, does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical results of the combined company would have been had our companies been combined during this period.

NORTH FORK BANCORPORATION, INC.

COMBINED WITH THE TRUST COMPANY OF

NEW JERSEY & GREENPOINT FINANCIAL CORP.
SELECTED CONSOLIDATED UNAUDITED PRO FORMA FINANCIAL INFORMATION
(Unaudited)
(In thousands, except ratios and per share amounts)

As of March 31,
2004

Consolidated Balance Sheet Data:
Total Assets	$55,721,724
Securities:
Available-for-Sale	16,325,480
Held-to-Maturity	175,234
Loans:
Held-for-Sale	4,623,037
Held-for-Investment	24,962,095
Goodwill	5,965,569
Demand Deposits	5,330,780
Interest Bearing Deposits	26,433,306
Federal Funds Purchased & Collateralized Borrowings	11,425,402
Subordinated Debt	674,297
Junior Subordinated Debt	500,654
Senior Notes	345,141
Stockholders’ Equity	$8,973,469

	For the Three	For the Twelve
	Months Ended	Months Ended
	March 31, 2004	December 31, 2003

Consolidated Summary Income Statement:
Interest Income	$614,216	$2,523,397
Interest Expense	174,410	792,140

Net Interest Income	439,806	1,731,257
Provision for Loan Losses	9,113	43,169

Net Interest Income after Provision for Loan Losses	430,693	1,688,088

Mortgage Banking Income	115,945	521,685
Other Non-Interest Income	68,377	239,534
Securities Gains, net	17,404	20,426
Other Non-Interest Expenses	266,493	1,012,491

Income Before Income Taxes on Continuing Operations	365,926	1,457,242
Provision for Income Taxes on Continuing Operations	131,746	515,014

Net Income from Continuing Operations	$234,180	$942,228

Earnings Per Share from Continuing Operations:
Basic	$0.73	$2.87
Diluted	$0.73	$2.86
Weighted Average Shares Outstanding:
Basic	320,381	327,828
Diluted	322,358	329,475

HISTORICAL AND PRO FORMA SELECTED FINANCIAL RATIOS

(Unaudited)

	March 31, 2004	December 31, 2003

PERFORMANCE RATIOS:
Return on Average Total Assets:
North Fork	1.96%	1.86%
GreenPoint	1.98	2.12
North Fork/Trustcompany Pro Forma	1.77	1.64
North Fork/Trustcompany/GreenPoint Pro Forma	1.75	1.76
Return on Average Total Stockholders’ Equity:
North Fork	26.58	26.15
GreenPoint	23.95	25.26
North Fork/Trustcompany Pro Forma	19.66	18.72
North Fork/Trustcompany/GreenPoint Pro Forma	10.62	10.69
Average Stockholders’ Equity to Average Total Assets:
North Fork	7.37	7.11
GreenPoint	8.25	8.38
North Fork/Trustcompany Pro Forma	9.02	8.76
North Fork/Trustcompany/GreenPoint Pro Forma	16.50	16.45
CAPITAL RATIOS:
Tier 1 Risk-Based Capital:
North Fork	10.61	10.49
GreenPoint	11.50	11.26
North Fork/Trustcompany Pro Forma	9.96	10.21
North Fork/Trustcompany/GreenPoint Pro Forma	10.51	10.55
Regulatory Minimum Requirement	4.00	4.00
Total Risk-Based Capital:
North Fork	15.43	15.53
GreenPoint	13.02	12.81
North Fork/Trustcompany Pro Forma	14.12	14.50
North Fork/Trustcompany/GreenPoint Pro Forma	13.35	13.47
Regulatory Minimum Requirement	8.00	8.00
Leverage Capital Ratio:
North Fork	6.66	6.47
GreenPoint	7.60	7.28
North Fork/Trustcompany Pro Forma	6.20	6.27
North Fork/Trustcompany/GreenPoint Pro Forma	6.72	6.63
Regulatory Minimum Requirement	4.00	4.00
ASSET QUALITY DATA:
Allowance for Loan Losses to Loans Held-for-Investment:
North Fork	0.98	0.99
GreenPoint	0.76	0.78
North Fork/Trustcompany Pro Forma	0.91	0.92
North Fork/Trustcompany/GreenPoint Pro Forma	0.85	0.86
Allowance for Loan Losses to Nonperforming Loans Held-for-Investment:
North Fork	1,100	920
GreenPoint	53	47
North Fork/Trustcompany Pro Forma	832	731
North Fork/Trustcompany/GreenPoint Pro Forma	131	119
Nonperforming Assets to Total Assets (1):
North Fork	0.05	0.07
GreenPoint	0.72	0.79
North Fork/Trustcompany Pro Forma	0.07	0.08
North Fork/Trustcompany/GreenPoint Pro Forma	0.34	0.38

(1)	Excludes non-performing loans held-for-sale.

COMPARATIVE PER SHARE DATA

(Unaudited)

      The following table shows certain historical and pro forma per share financial information for North Fork, GreenPoint and Trustcompany. The pro forma combined net income from continuing operations and dividend per share information gives effect to the mergers as if they had become effective at January 1, 2003. Book value per share data is as of the date presented. The pro forma data is accounted for using the purchase method of accounting. This information is based on, and should be read together with, the historical financial information that has been presented in prior filings with the SEC and the pro forma financial information that appears elsewhere in this document. See “Where You Can Find More Information” on page 102 and “Unaudited Pro Forma Combined Condensed Consolidated Financial Statements” on page 79.

      The pro forma financial information is not necessarily indicative of results that would have occurred had the mergers been completed on the dates indicated or that may be obtained in the future.

	For the Three	For the Twelve
	Months Ended	Months Ended
	March 31, 2004	December 31, 2003

North Fork Common Stock:
Net Income per Share from Continuing Operations:
Basic:
Historical	$0.69	$2.63
North Fork/Trustcompany Pro Forma(1)	0.68	2.51
North Fork/Trustcompany/GreenPoint Pro Forma(2)	0.73	2.87
Diluted:
Historical	0.68	2.60
North Fork/Trustcompany Pro Forma(1)	0.67	2.48
North Fork/Trustcompany/GreenPoint Pro Forma(2)	0.73	2.86
Cash Dividends Declared per Common Share(3):
Historical	0.30	1.11
North Fork/Trustcompany Pro Forma	0.30	1.11
North Fork/Trustcompany/GreenPoint Pro Forma	0.30	1.11
Book Value Per Share at Period End:
Stated:
Historical	10.35	9.69
North Fork/Trustcompany Pro Forma(4)	13.67	13.02
North Fork/Trustcompany/GreenPoint Pro Forma(5)	27.60	27.06
Tangible:
Historical	7.59	6.92
North Fork/Trustcompany Pro Forma(4)	7.65	6.98
North Fork/Trustcompany/GreenPoint Pro Forma(5)	8.73	8.07
GreenPoint Common Stock:
Net Income per Share from Continuing Operations:
Basic:
Historical	0.96	3.86
North Fork/Trustcompany Equivalent Pro Forma(6)	0.71	2.64
North Fork/Trustcompany/GreenPoint Equivalent Pro Forma(7)	0.77	3.02
Diluted:
Historical	0.94	3.78
North Fork/Trustcompany Equivalent Pro Forma(6)	0.70	2.61
North Fork/Trustcompany/GreenPoint Equivalent Pro Forma(7)	0.76	3.01

	For the Three	For the Twelve
	Months Ended	Months Ended
	March 31, 2004	December 31, 2003

Cash Dividends Declared per Common Share:
Historical	0.30	0.90
North Fork/Trustcompany Equivalent Pro Forma(6)	0.32	1.17
North Fork/Trustcompany/GreenPoint Equivalent Pro Forma(7)	0.32	1.17
Book Value Per Share at Period End:
Stated:
Historical	16.24	15.46
North Fork/Trustcompany Equivalent Pro Forma(6)	14.37	13.69
North Fork/Trustcompany/GreenPoint Equivalent Pro Forma(7)	29.02	28.45
Tangible:
Historical	12.95	12.14
North Fork/Trustcompany Equivalent Pro Forma(6)	8.04	7.34
North Fork/Trustcompany/GreenPoint Equivalent Pro Forma(7)	9.17	8.49

(1)	The North Fork/Trustcompany pro forma combined net income per share amounts are calculated by totaling the historical net income of North Fork and Trustcompany and dividing the resulting amounts by the average pro forma combined shares of North Fork and Trustcompany, giving effect to the Trustcompany merger. The average pro forma combined shares of North Fork and Trustcompany equals (a) the historical basic and diluted average shares of North Fork plus (b) the historical basic and diluted average shares of Trustcompany adjusted for the exchange ratio of 1.0 in the Trustcompany merger. The pro forma net income per share amounts do not take into consideration any cost savings or revenue enhancement opportunities that may be realized as a result of the Trustcompany merger.

(2)	The North Fork/GreenPoint/Trustcompany pro forma combined net income per share amounts are calculated by (a) totaling the historical net income of North Fork and Trustcompany as described in Note (1), plus GreenPoint’s net income and (b) dividing the resulting amounts by the average pro forma combined shares of North Fork, GreenPoint and Trustcompany, giving effect to the mergers. The average pro forma combined shares of North Fork, GreenPoint and Trustcompany equals (a) the historical basic and diluted average shares of North Fork plus (b) the historical basic and diluted average shares of GreenPoint adjusted for the exchange ratio of 1.0514 in the merger and (c) the historical basic and diluted average shares of Trustcompany adjusted for the exchange ratio of 1.0 in the Trustcompany merger. The pro forma net income per share amounts do not take into consideration any cost savings or revenue enhancement opportunities that may be realized as a result of the merger.

(3)	Pro forma combined cash dividends declared represent North Fork’s historical dividends per share.

(4)	The North Fork/Trustcompany pro forma combined stated and tangible book values per share amounts are calculated by totaling the historical stated and tangible stockholders’ equity of North Fork and Trustcompany and dividing the resulting amounts by the pro forma combined shares of North Fork and Trustcompany, giving effect to the Trustcompany merger. The pro forma combined shares of North Fork and Trustcompany reflect North Fork’s historical common shares outstanding and Trustcompany’s historical common shares outstanding adjusted for the exchange ratio of 1.0 in the Trustcompany merger and the assumed exercise of all Trustcompany’s stock options outstanding prior to the Trustcompany merger.

(5)	The North Fork/GreenPoint/Trustcompany pro forma combined stated and tangible book values per share amounts are calculated by totaling the historical stated and tangible stockholders’ equity of North Fork, GreenPoint and Trustcompany and dividing the resulting amounts by the pro forma combined shares of North Fork, GreenPoint and Trustcompany, giving effect to the mergers. The pro forma combined shares of North Fork, GreenPoint and Trustcompany reflect (a) North Fork’s historical common shares outstanding; (b) GreenPoint’s historical common shares outstanding adjusted for the exchange ratio of 1.0514 and the assumed exercise of all GreenPoint’s stock options outstanding prior to the merger; and (c) Trustcompany’s historical common shares outstanding adjusted for the exchange ratio of 1.0 in the Trustcompany merger and the assumed exercise of all Trustcompany’s stock options outstanding prior to the Trustcompany merger.

(6)	The North Fork/Trustcompany equivalent pro forma amounts are calculated by multiplying the corresponding North Fork/Trustcompany pro forma amounts by an exchange ratio of 1.0514.

(7)	The North Fork/GreenPoint/Trustcompany equivalent pro forma amounts are calculated by multiplying the corresponding North Fork/GreenPoint/Trustcompany pro forma amounts by an exchange ratio of 1.0514.

RISK FACTORS RELATING TO THE MERGER

      In addition to the other information contained in or incorporated by reference into this document, you should carefully consider the following risk factors in deciding whether to vote for adoption of the merger agreement.

Because the market price of North Fork common stock will fluctuate, the market value of the common stock issued in the merger also will fluctuate.

      Upon completion of the merger, each share of GreenPoint common stock you hold will be converted into 1.0514 shares of common stock of North Fork. This exchange ratio will not be adjusted for changes in the market price of either North Fork common stock or GreenPoint common stock. Changes in the price of North Fork common stock prior to the merger will affect the implied value that GreenPoint common stockholders will receive on the date of the merger. Stock price changes may result from a variety of factors, including general market and economic conditions, changes in our businesses, operations and prospects and regulatory considerations. Many of these factors are beyond our control. Neither of us is permitted to terminate the merger agreement or resolicit the vote of our stockholders solely because of changes in the market price of either of our common stocks.

      The prices of North Fork common stock and GreenPoint common stock at the closing of the merger may vary from their respective prices on the date the merger agreement was executed, on the date of this document and on the date of the meetings. As a result, the implied value represented by the exchange ratio will also vary. For example, based on the range of closing prices of North Fork common stock during the period from February 13, 2004, the last trading day before public announcement of the merger, through        ●       , 2004, the exchange ratio represented an implied value for the merger consideration ranging from a high of $       ●        to a low of $       ●        for each share of GreenPoint common stock. Because the date that the merger is completed will be later than the date of the meetings, at the time of your meeting, you will not know the exact market value of the North Fork common stock that GreenPoint stockholders will receive upon completion of the merger.

We may fail to realize the anticipated benefits of the merger.

      The success of the merger will depend, in part, on our ability to realize the anticipated cost savings from combining the businesses of North Fork and GreenPoint. Our managements have estimated that approximately $130 million of annual pre-tax cost savings, to be phased in by the beginning of 2005, would be realized from the merger. However, to realize the anticipated benefits from the merger, we must successfully combine the businesses of North Fork and GreenPoint in a manner that permits those cost savings to be realized. If we are not able to successfully achieve these objectives, the anticipated benefits of the merger may not be realized fully or at all or may take longer to realize than expected.

      North Fork and GreenPoint have operated and, until the completion of the merger, will continue to operate, independently. It is possible that the integration process could result in the loss of key employees, the disruption of each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect our ability to maintain relationships with clients and employees or to achieve the anticipated benefits of the merger.

The market price of the North Fork shares after the merger may be affected by factors different from those affecting the shares of GreenPoint or North Fork currently.

      The businesses of North Fork and GreenPoint differ in some respects and, accordingly, the results of operations of the combined company and the market price of the combined company’s shares of common stock may be affected by factors different from those currently affecting the independent results of operations of each of North Fork or GreenPoint. For a discussion of the businesses of North Fork and GreenPoint and of certain factors to consider in connection with those businesses, see the documents incorporated by reference in this document and referred to under “Where You Can Find More Information” beginning on page 102.

FORWARD-LOOKING STATEMENTS

      This joint proxy statement-prospectus, including information included or incorporated by reference in this document, contains certain forward-looking statements with respect to the financial condition, results of operations, plans, objectives, intentions, future performance and business of each of North Fork and GreenPoint and other statements that are not historical facts, as well as certain information relating to the GreenPoint merger and the Trustcompany merger, including, without limitation:

•	statements relating to the benefits of the GreenPoint merger and the Trustcompany merger, including the cost savings and accretion to reported earnings estimated to result from the GreenPoint merger and the Trustcompany merger;

•	statements relating to revenues of the combined company after the GreenPoint merger;

•	statements relating to the restructuring charges estimated to be incurred in connection with the GreenPoint merger and the Trustcompany merger; and

•	statements preceded by, followed by or that include the words “believes,” “expects,” “anticipates,” “intends,” “plans,” “seeks,” “estimates” or similar expressions.

      These forward-looking statements involve certain risks and uncertainties. Actual results may differ materially from those contemplated by the forward-looking statements due to, among others, the factors discussed under “Risk Factors Relating to the Merger” on page 19, as well as the following factors:

•	expected cost savings from the GreenPoint merger and/or the Trustcompany merger may not be fully realized or realized within the expected time frame;

•	revenues following the GreenPoint merger may be lower than expected;

•	competitive pressures among financial services companies may increase;

•	costs or difficulties related to the integration of the businesses of North Fork, GreenPoint and Trustcompany may be greater than expected;

•	changes in the interest rate environment may reduce interest margins;

•	general economic conditions, whether internationally, nationally or in the regional and local market areas in which North Fork and/or GreenPoint are doing business, may be less favorable than expected;

•	legislative or regulatory changes may adversely affect the businesses in which North Fork and/or GreenPoint are engaged; and

•	changes may occur in the securities markets.

      Additional factors that could cause actual results to differ materially from those expressed in the forward looking statements are discussed in reports filed with the SEC by North Fork and GreenPoint. See “Where You Can Find More Information” on page 102.

      Forward-looking statements speak only as of the date of this joint proxy statement-prospectus or the date of any document incorporated by reference in this document. All subsequent written and oral forward-looking statements concerning the merger or other matters addressed in this joint proxy statement-prospectus and attributable to North Fork or GreenPoint or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable law or regulation, neither North Fork nor GreenPoint undertakes any obligation to update forward-looking statements to reflect events or circumstances after the date of this joint proxy statement-prospectus or to reflect the occurrence of unanticipated events.

NORTH FORK SPECIAL MEETING

General

      This joint proxy statement-prospectus is being furnished to North Fork stockholders in connection with the solicitation of proxies by the North Fork board of directors to be used at the special meeting of stockholders to be held on        ●       , 2004 at        ●       , local time, at        ●       , and at any adjournment or postponement of that meeting. This joint proxy statement-prospectus and the enclosed form of proxy are being sent to North Fork stockholders on or about        ●       , 2004.

Record Date and Voting

      The North Fork board of directors has fixed the close of business on        ●       , 2004 as the record date for determining the holders of shares of North Fork common stock entitled to receive notice of and to vote at the special meeting. Only holders of record of shares of North Fork common stock at the close of business on that date will be entitled to vote at the special meeting and at any adjournment or postponement of that meeting. At the close of business on the record date, there were        ●        shares of North Fork common stock outstanding, held by approximately        ●        holders of record.

      Each holder of shares of North Fork common stock outstanding on the record date will be entitled to one vote for each share held of record upon each matter properly submitted at the special meeting and at any adjournment or postponement of that meeting. In order for North Fork to satisfy its quorum requirements, the holders of at least a majority of the total number of outstanding shares of North Fork common stock entitled to vote at the meeting must be present. You will be deemed to be present if you attend the meeting or if you submit a proxy card (including through the Internet or telephone) that is received at or prior to the meeting (and not revoked).

      If your proxy card is properly executed and received by North Fork in time to be voted at the special meeting, the shares represented by your proxy card (including those given through the Internet or by telephone) will be voted in accordance with the instructions that you mark on your proxy card. If you execute your proxy but do not provide North Fork with any instructions, your shares will be voted “FOR” the adoption of the merger agreement.

      If your shares are held in “street name” by your broker or bank and you do not provide your broker or bank with instructions on how to vote your shares, your broker or bank will not be permitted to vote your shares, which will have the same effect as a vote against the merger.

      The only matter that we expect to be presented at the special meeting is the adoption of the merger agreement. If any other matters properly come before the special meeting, the persons named in the proxy card will vote the shares represented by all properly executed proxies on such matters in the manner determined by the persons named in the proxy card.

Vote Required

      Adoption of the merger agreement requires the affirmative vote of the holders of a majority of the outstanding shares of North Fork common stock. Shares as to which the “abstain” box is selected on a proxy card will be counted as present for purposes of determining whether a quorum is present. The required vote of North Fork stockholders on the merger is based upon the number of outstanding shares of North Fork common stock, and not the number of shares that are actually voted. Accordingly, the failure to submit a proxy card or to vote in person at the special meeting or the abstention from voting by North Fork stockholders will have the same effect as an “AGAINST” vote with respect to this matter.

      As of the record date:

•	North Fork directors and executive officers and their affiliates owned and were entitled to vote approximately ● shares of North Fork common stock, representing approximately ● % of the outstanding shares of North Fork common stock; and

•	GreenPoint directors and executive officers and their affiliates owned and were entitled to vote approximately ● shares of North Fork common stock, representing approximately ● % of the outstanding shares of North Fork common stock.

      We currently expect that North Fork’s and GreenPoint’s directors and executive officers will vote their shares in favor of the merger, although none of them has entered into any agreement obligating them to do so.

Revocability of Proxies

      The presence of a stockholder at the special meeting will not automatically revoke that stockholder’s proxy. However, a stockholder may revoke a proxy at any time prior to its exercise by:

•	Submitting a written revocation prior to the meeting to Ms. Aurelie S. Campbell, Vice President and Corporate Secretary, North Fork Bancorporation, Inc., 275 Broadhollow Road, Melville, New York 11747;

•	Submitting another proxy by telephone, via the Internet or by mail that is dated later than the original proxy; or

•	attending the special meeting and voting in person.

      If your shares are held by a broker or bank, you must follow the instructions on the form you receive from your broker or bank with respect to changing or revoking your proxy.

Voting Electronically or by Telephone

      North Fork stockholders of record and many stockholders who hold their shares through a broker or bank will have the option to submit their proxy cards or voting instruction cards electronically through the Internet or by telephone. Stockholders of record should follow the instructions on the proxy or voting instruction card delivered with this joint proxy statement-prospectus to submit your proxy through the Internet or by telephone.

      Please note that there are separate arrangements for using the Internet and telephone depending on whether your shares are registered in North Fork’s stock records in your name or in the name of a broker, bank or other holder of record. If you hold your shares through a broker, bank or other holder of record, you should check the proxy card or voting instruction card forwarded by your broker, bank or other holder of record to see which options are available.

Solicitation of Proxies

      In addition to solicitation by mail, directors, officers and employees of North Fork may solicit proxies for the special meeting from North Fork stockholders personally or by telephone and other electronic means without additional remuneration for soliciting such proxies. We will also provide persons, firms, banks and corporations holding shares in their names or in the names of nominees, which in either case are beneficially owned by others, proxy material for transmittal to such beneficial owners and will reimburse such record owners for their expenses in taking such actions. We have also made arrangements with D.F. King & Co., Inc. to assist us in soliciting proxies and have agreed to pay them $10,000, plus reasonable expenses, for these services.

      North Fork and GreenPoint will share equally the expenses incurred in connection with the printing and mailing of this document.

GREENPOINT SPECIAL MEETING

General

      This joint proxy statement-prospectus is being furnished to GreenPoint stockholders in connection with the solicitation of proxies by the GreenPoint board of directors to be used at the special meeting of stockholders to be held on        ●       , 2004 at        ●       , local time, at        ●       , and at any adjournment or postponement of that meeting. This joint proxy statement-prospectus and the enclosed form of proxy are being sent to GreenPoint stockholders on or about        ●       , 2004.

Record Date and Voting

      The GreenPoint board of directors has fixed the close of business on        ●       , 2004 as the record date for determining the holders of shares of GreenPoint common stock entitled to receive notice of and to vote at the special meeting. Only holders of record of shares of GreenPoint common stock at the close of business on that date will be entitled to vote at the special meeting and at any adjournment or postponement of that meeting. At the close of business on the record date, there were        ●        shares of GreenPoint common stock outstanding, held by approximately        ●        holders of record.

      Each holder of shares of GreenPoint common stock outstanding on the record date will be entitled to one vote for each share held of record upon each matter properly submitted at the special meeting and at any adjournment or postponement of that meeting. In order for GreenPoint to satisfy its quorum requirements, the holders of at least a majority of the total number of outstanding shares of GreenPoint common stock entitled to vote at the meeting must be present. You will be deemed to be present if you attend the meeting or if you submit a proxy card (including through the Internet or telephone) that is received at or prior to the meeting (and not revoked).

      If your proxy card is properly executed and received by GreenPoint in time to be voted at the special meeting, the shares represented by your proxy card (including those given through the Internet or by telephone) will be voted in accordance with the instructions that you mark on your proxy card. If you execute your proxy but do not provide GreenPoint with any instructions, your shares will be voted “FOR” the adoption of the merger agreement.

      If your shares are held in “street name” by your broker or bank and you do not provide your broker or bank with instructions on how to vote your shares, your broker or bank will not be permitted to vote your shares, which will have the same effect as a vote against the merger.

      The only matter that we expect to be presented at the special meeting is the adoption of the merger agreement. If any other matters properly come before the special meeting, the persons named in the proxy card will vote the shares represented by all properly executed proxies on such matters in the manner determined by the persons named in the proxy card.

Vote Required

      Adoption of the merger agreement requires the affirmative vote of the holders of a majority of the outstanding shares of GreenPoint common stock. Shares as to which the “abstain” box is selected on a proxy card will be counted as present for purposes of determining whether a quorum is present. The required vote of GreenPoint stockholders on the merger is based upon the number of outstanding shares of GreenPoint common stock, and not the number of shares that are actually voted. Accordingly, the failure to submit a proxy card or to vote in person at the special meeting or the abstention from voting by GreenPoint stockholders will have the same effect as an “AGAINST” vote with respect to this matter.

      As of the record date:

•	GreenPoint directors and executive officers and their affiliates owned and were entitled to vote approximately ● shares of GreenPoint common stock, representing approximately ● % of the outstanding shares of GreenPoint common stock; and

•	North Fork directors and executive officers and their affiliates owned and were entitled to vote approximately ● shares of GreenPoint common stock, representing approximately ● % of the outstanding shares of GreenPoint common stock.

      We currently expect that GreenPoint’s and North Fork’s directors and executive officers will vote their shares in favor of the merger, although none of them has entered into any agreement obligating them to do so.

Revocability of Proxies

      The presence of a stockholder at the special meeting will not automatically revoke that stockholder’s proxy. However, a stockholder may revoke a proxy at any time prior to its exercise by:

•	submitting a written revocation prior to the meeting to Mr. Howard C. Bluver, Corporate Secretary, GreenPoint Financial Corp., 90 Park Avenue, New York, New York 10016;

•	submitting another proxy by telephone, via the Internet or by mail that is dated later than the original proxy; or

•	attending the special meeting and voting in person.

      If your shares are held by a broker or bank, you must follow the instructions on the form you receive from your broker or bank with respect to changing or revoking your proxy.

Voting Electronically or by Telephone

      GreenPoint stockholders of record and many stockholders who hold their shares through a broker or bank will have the option to submit their proxy cards or voting instruction cards electronically through the Internet or by telephone. Stockholders of record should follow the instructions on the proxy or voting instruction card delivered with this joint proxy statement-prospectus to submit your proxy through the Internet or by telephone.

      Please note that there are separate arrangements for using the Internet and telephone depending on whether your shares are registered in GreenPoint’s stock records in your name or in the name of a broker, bank or other holder of record. If you hold your shares through a broker, bank or other holder of record, you should check the proxy card or voting instruction card forwarded by your broker, bank or other holder of record to see which options are available.

Solicitation of Proxies

      In addition to solicitation by mail, directors, officers and employees of GreenPoint may solicit proxies for the special meeting from GreenPoint stockholders personally or by telephone and other electronic means without additional remuneration for soliciting such proxies. We will also provide persons, firms, banks and corporations holding shares in their names or in the names of nominees, which in either case are beneficially owned by others, proxy material for transmittal to such beneficial owners and will reimburse such record owners for their expenses in taking such actions. We have also made arrangements with D.F. King & Co., Inc. to assist us in soliciting proxies and have agreed to pay them $15,000, plus reasonable expenses, for these services.

      GreenPoint and North Fork will share equally the expenses incurred in connection with the printing and mailing of this document.

Participants in GreenPoint’s Benefit Plans

      If you are a participant in the GreenPoint Employee Stock Ownership Plan or hold shares of GreenPoint common stock through the GreenPoint 401(k) Savings Plan, you will have received with this joint proxy statement-prospectus a voting instruction form that reflects all of the shares that you may vote under these plans. Under the terms of these plans, the trustee or administrator votes all shares held by the plan, but each participant may direct the trustee or administrator regarding how to vote the shares of GreenPoint common stock allocated to his or her plan account. If you own shares through any of these plans and do not vote, the respective plan trustees or administrators will vote the shares in accordance with the terms of the respective plans. Pursuant to the Employee Stock Ownership Plan, unallocated shares of GreenPoint common stock will be voted by the plan trustee in a manner calculated to reflect most accurately the instructions the trustee receives from participants regarding the allocated shares of GreenPoint common stock unless the unallocated shares must be voted in another manner by the trustee as a result of the trustee’s responsibilities under applicable law. The deadline for returning your voting instruction form is        ●       , 2004.

INFORMATION ABOUT NORTH FORK

      North Fork is a bank holding company organized under the laws of the State of Delaware in 1980 and registered under the Bank Holding Company Act. North Fork’s primary subsidiaries, North Fork Bank, a New York state-chartered bank, and Superior Savings Bank of New England, N.A., or Superior Savings, a national bank, operate 257 retail banking facilities throughout Suffolk and Nassau Counties on Long Island, New York, as well as in the New York City boroughs of Manhattan, Queens, Brooklyn and the Bronx, in Westchester and Rockland Counties north of New York City, and in New Jersey and Connecticut.

      At March 31, 2004, North Fork had total assets of $22.0 billion, deposits of $15.9 billion and stockholders’ equity of $1.58 billion. North Fork, through North Fork Bank, provides a variety of banking and financial services to middle market and small business organizations, local governmental units, and retail customers in the metropolitan New York area.

      On May 14, 2004, North Fork completed the acquisition of The Trust Company of New Jersey, or Trustcompany. At March 31, 2004, Trustcompany had total assets of $4.2 billion, deposits of $3.2 billion and stockholders’ equity of $276.5 million. For more information about Trustcompany, see “Where You Can Find More Information” on page 102. The pro forma financial information in this document includes pro forma adjustments reflecting the completion of the Trustcompany merger. See “Unaudited Pro Forma Combined Condensed Consolidated Financial Statements” on page 79.

      From time to time, North Fork investigates and holds discussions and negotiations concerning possible transactions with other financial institutions. As of the date of this joint proxy statement-prospectus, North Fork has not entered into any agreements or understandings with respect to any significant business combination transactions except for the transactions described in this document and in documents incorporated by reference. See “Where You Can Find More Information” on page 102. Any transaction of this type would be subject to stockholder approval only if required under applicable law or the rules of the NYSE.

      For more information about North Fork’s business, reference is made to North Fork’s Annual Report on Form 10-K for the year ended December 31, 2003 and North Fork’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, which is incorporated by reference into this document. See “Where You can Find More Information” on page 102.

      The principal office of North Fork is located at 275 Broadhollow Road, Melville, New York 11747, telephone number (631) 844-1004.

INFORMATION ABOUT GREENPOINT

      GreenPoint is a $23.8 billion asset bank holding company organized under the laws of the state of Delaware and registered under the Bank Holding Company Act. GreenPoint is among the most profitable of the 50 largest banking companies in the country. GreenPoint manages two primary businesses — a national mortgage business and a New York retail bank. GreenPoint Mortgage, headquartered in Novato, California, originates a wide variety of exclusively “A” quality loans. This includes agency qualifying loans and Jumbo A loans, and GreenPoint’s specialty Alternative A mortgages. The retail bank is a New York state-chartered savings bank and is the second largest thrift depository in the greater New York area with approximately $12.6 billion in deposits in 90 branches serving more than 475,000 households.

      Through GreenPoint Bank and GreenPoint Mortgage, GreenPoint is primarily engaged in lending throughout the nation. GreenPoint Mortgage originates both adjustable and fixed rate mortgage loans, primarily through a network of mortgage brokers, mortgage bankers, attorneys and other real estate professionals and, to a lesser extent, from customers and members of the local communities in GreenPoint’s lending area. GreenPoint Bank continues to attract retail deposits from the general public and invests those deposits, together with funds generated from operations, in loans and marketable securities. GreenPoint Bank’s revenues are derived principally from interest on its loan portfolio and investment securities, proceeds from the sales or securitizations of mortgage loans, fees from the servicing of these loans and retail banking fees and commissions earned. GreenPoint Bank’s primary sources of funds are deposits, proceeds from loan sales and securitizations, and proceeds from principal and interest payments on loans, mortgage-backed securities, other securities and debt.

      For more information about GreenPoint’s business, reference is made to GreenPoint’s Annual Report on Form 10-K for the year ended December 31, 2003, which is incorporated by reference into this document. See “Where You can Find More Information” on page 102.

      The principal office of GreenPoint is located at 90 Park Avenue New York, New York 10016, telephone number (212) 834-1000.

THE MERGER

      The following description of the material information pertaining to the merger, including the summary of the material terms and provisions of the merger agreement, which is incorporated by reference, and the financial advisory opinions, is qualified in its entirety by reference to the more detailed Appendices to this joint proxy statement-prospectus. We urge you to read all of the Appendices to this joint proxy statement-prospectus in their entirety.

Transaction Structure

      The North Fork board of directors and the GreenPoint board of directors each has approved the merger agreement, which provides for the merger of GreenPoint with and into North Fork. North Fork will be the surviving corporation in the merger. Immediately following completion of the merger, GreenPoint’s savings bank subsidiary, GreenPoint Bank, will be merged with and into North Fork’s principal bank subsidiary, North Fork Bank. We expect to complete both mergers in the third quarter of 2004. Each share of North Fork common stock issued and outstanding at the effective time of the merger will remain issued and outstanding as one share of common stock of North Fork, and each share of GreenPoint common stock issued and outstanding at the effective time of the merger will be converted into 1.0514 shares of North Fork common stock.

      The North Fork certificate of incorporation will be the certificate of incorporation of the combined company after completion of the merger, and the North Fork bylaws will be the bylaws of the combined company. Upon completion of the merger, the North Fork board of directors will be expanded by five members, and these vacancies will be filled by Messrs. Thomas S. Johnson and Bharat B. Bhatt, and three additional members of the existing GreenPoint board of directors who are reasonably agreed to by North Fork and GreenPoint. The additional directors will be apportioned among the North Fork board classes as the parties may reasonably agree. To date North Fork and GreenPoint have not identified the three additional directors who will serve as directors of North Fork upon completion of the merger. Mr. Bhatt will also become a senior executive vice president of North Fork.

      The merger agreement provides that North Fork may change the structure of the merger. No such change will alter the kind or amount of consideration to be issued to GreenPoint stockholders, or the treatment of GreenPoint options, units or other equity-based awards; adversely affect the tax consequences to GreenPoint stockholders in the merger; materially delay any required regulatory approval; or otherwise cause any closing condition not to be capable of being fulfilled (unless waived by the party entitled to its benefits).

Background of the Merger

      The GreenPoint board of directors has periodically discussed and reviewed with management the business, strategic direction, performance and prospects of GreenPoint in the context of the current and prospective business environment and financial services landscape. The GreenPoint board of directors has also at times discussed with management various potential strategic options, including strategies to grow GreenPoint’s business through business and marketing initiatives and through targeted acquisitions of other financial institutions. These strategic discussions have also included the possibility of business combinations involving GreenPoint and larger or similarly sized financial institutions. In this regard, the management of GreenPoint has from time to time communicated informally with representatives of other financial institutions regarding industry trends and issues, their respective companies’ strategic direction and the potential benefits and issues arising from potential business combination or other strategic transactions.

      The North Fork board of directors and management also regularly review the financial services industry environment, and periodically discuss ways in which to enhance the company’s competitive position. North Fork’s management has been familiar with GreenPoint and its management team for a number of years and during such time it has on occasion reviewed on a preliminary basis the potential benefits and issues arising from a potential business combination with GreenPoint.

      In early January 2004, GreenPoint engaged Lehman Brothers Inc., or Lehman Brothers, and Keefe, Bruyette & Woods, Inc., or Keefe Bruyette, as its financial advisors to explore potential strategic options available to GreenPoint, including the possibility of a strategic business combination. Representatives of Lehman Brothers and Keefe Bruyette thereafter held a series of discussions with GreenPoint management regarding potential strategic options and, on January 13, 2004, the GreenPoint board of directors held a special meeting to discuss the results of those discussions. At this meeting, management reviewed with the GreenPoint board financial and other information relating to GreenPoint, the current business environment and its prospects. In addition, management reviewed with the board the fact that, as the board had previously discussed, size and diversification beyond the level GreenPoint believed to be reasonably achievable on an independent basis was becoming increasingly important to continued success in the current financial services environment. Management also reviewed with the GreenPoint board the current financial services environment, including continued consolidation, evolving trends in technology and increasing competition, and the potential impact of that environment on GreenPoint’s business, performance, prospects and strategic options. The GreenPoint board of directors discussed with management the potential risks and benefits of various strategies, including continuing as an independent entity, continuing as an independent entity but separating its banking and mortgage businesses, and undertaking a strategic business combination with another larger or similarly sized financial institution. Following this meeting, the GreenPoint board of directors preliminarily determined that a business combination with another financial institution likely presented the best prospect for enhancing stockholder value, and authorized management, working with its advisors, to make preliminary contacts to assess the level of interest in a possible transaction among potential strategic partners.

      In the following weeks, Lehman Brothers and Keefe Bruyette contacted several financial institutions and GreenPoint entered into confidentiality agreements with certain of these institutions, including North Fork. Lehman Brothers and Keefe Bruyette then provided these institutions with information concerning GreenPoint that it had prepared together with GreenPoint management.

      In early February 2004, North Fork engaged Sandler O’Neill & Partners, L.P., or Sandler O’Neill, as North Fork’s financial advisor in connection with its consideration of a potential transaction with GreenPoint.

      On February 4, 2004, the North Fork board of directors held a special meeting to discuss a possible business combination transaction with GreenPoint. At the meeting, senior management discussed in detail the preliminary pro forma financial impact of the acquisition of GreenPoint, including its mortgage banking company, as well as other aspects of such a transaction. Among other things, the North Fork board discussed the diversification that the acquisition would provide North Fork, as well as the potential effect that GreenPoint’s mortgage banking subsidiary might have on North Fork’s trading multiple. After further discussion, the North Fork board authorized management to proceed with negotiations with GreenPoint.

      In early February 2004, some of the financial institutions contacted by Keefe Bruyette and Lehman Brothers, including North Fork, indicated that they were interested in further considering a potential transaction with GreenPoint, subject to due diligence, further discussions regarding the potential benefits of a transaction and possible terms, negotiation of definitive transaction documentation if appropriate, and board approval. Over the next two weeks, GreenPoint management and its advisors discussed the possibility of a transaction with these institutions, including matters relating to the potential strategic benefits that a combination might offer and the possible range of terms for a transaction. These discussions included discussions among GreenPoint management and its financial advisors and North Fork management and its financial advisor.

      The North Fork board of directors met on February 10, 2004. At this meeting, among other things, management updated the board on the discussions held with GreenPoint since the February 4th board meeting.

Management’s presentation also included a discussion of the benefits from continuing to operate GreenPoint as a separate brand, as well as a discussion of the estimated pro forma financial impact of the acquisition.

      The GreenPoint board of directors also met on February 10, 2004. At this meeting, among other things, management and its advisors reviewed with the GreenPoint board the status of discussions with other financial institutions regarding a possible transaction. At the conclusion of this meeting, the GreenPoint board directed management and its advisors to continue to pursue a potential transaction. Following this meeting, GreenPoint and North Fork continued to discuss the potential terms of a transaction, and GreenPoint continued to explore the potential interest of other financial institutions in a possible transaction. The discussions with North Fork included the fact that the two companies had complementary businesses in compatible geographies. Representatives of the companies also noted that, by combining, they could create the largest regional bank in the greater New York metropolitan region in terms of market capitalization and total assets, and that the combined company would have better future prospects than either company was likely to achieve on a stand-alone basis. During this time, North Fork and GreenPoint each conducted its respective due diligence investigation of the other and legal counsel to North Fork and GreenPoint began to draft definitive documentation with respect to the proposed merger.

      After further discussion, senior management of GreenPoint and North Fork determined that, assuming the finalization of definitive transaction documentation, they were each prepared to present to their respective boards of directors a proposed merger with a fixed exchange ratio of 1.0514, reflecting an approximately $46 per share implied valuation for each outstanding share of GreenPoint common stock based on the closing price of North Fork common stock on February 13, 2004. This determination, arrived at through arm’s length negotiations, took into account, among other things, the companies’ respective contributions to the business, operations, financial condition and prospects of the combined company, anticipated cost savings and the impact of the merger consideration on the combined company’s earnings and prospects. They also determined that North Fork would add five directors from the GreenPoint board to the North Fork board, and that North Fork would retain the GreenPoint brand separate from the North Fork brand in recognition of the differing customer bases of the two banks and as a means to maximize customer retention and growth.

      On February 15, 2004, the board of directors of GreenPoint held a special meeting. Mr. Johnson and other members of senior management, together with GreenPoint’s financial and legal advisors, reviewed with the board of directors the terms of the proposed merger with North Fork. Mr. Johnson and other members of senior management also reviewed prior discussions regarding strategic alternatives, the efforts of Lehman Brothers and Keefe Bruyette in soliciting other indications of interests in a possible transaction with GreenPoint, and the results and status of prior discussions with other potential merger partners. Mr. Johnson and other members of senior management also discussed with the board the results of their due diligence review of North Fork, noting that North Fork had a business model that was similar to the GreenPoint model, operated within the same geographic market area as GreenPoint, had proven acquisition and integration experience and substantial market credibility. Mr. Johnson also reviewed with the board various key factors relating to the proposed merger, including the financial condition and reputation of North Fork, the potential for cost savings and synergies in a transaction with North Fork and the franchise value of the combined GreenPoint/North Fork, as well as other factors discussed below under “— GreenPoint’s Reasons for the Merger; Recommendation of the Merger by the GreenPoint Board of Directors.”

      In addition, Lehman Brothers and Keefe Bruyette discussed a range of matters, including the structure and tax treatment of the merger, the exchange ratio, business and financial information regarding the two companies, historical stock price performance, valuation methodologies and analyses, the results of their efforts to solicit indications of interest from other financial institutions and the other matters set forth in “— Opinion of GreenPoint’s Financial Advisors.” After this discussion, Lehman Brothers and Keefe Bruyette rendered to the GreenPoint board of directors their respective oral opinions (subsequently confirmed in writing) that, as of the date of the meeting and based upon and subject to the considerations described in their respective opinions, the proposed exchange ratio was fair, from a financial point of view, to holders of GreenPoint common stock. Representatives of Wachtell, Lipton, Rosen & Katz then discussed with the GreenPoint board of directors the legal standards applicable to its decisions and actions with respect to the proposed transactions and reviewed the legal terms of the proposed merger and the related agreements.

      Following these presentations, the GreenPoint board meeting continued with discussions and questions among the members of the GreenPoint board, management and GreenPoint’s legal and financial advisors. The board discussed, among other things, the fact that the implied value of the merger consideration, based on the exchange ratio and the closing stock price of North Fork common stock on the NYSE on the last trading day prior to the board meeting, was less than GreenPoint’s closing stock price on that date. The board of directors, however, noted its belief that GreenPoint common stock was trading above the levels at which it would otherwise be trading due primarily to the rumors of a potential business combination transaction involving GreenPoint. The GreenPoint board, among other things, noted that from the time it first authorized management and its financial advisors to explore a potential transaction on January 13, 2004, GreenPoint’s closing stock price had increased by $10.12 per share, including more than $6.50 per share since specific public rumors regarding a transaction were reported on February 4, 2004. After further discussion, and taking into consideration the efforts of Lehman Brothers and Keefe Bruyette to solicit other indications of interest and the reputation, business and financial condition and merger integration experience of North Fork and the other institutions with which GreenPoint had held discussions, as well as the factors described under “— GreenPoint’s Reasons for the Merger; Recommendation of the Merger by the GreenPoint Board of Directors,” the GreenPoint board determined that the proposed merger with North Fork presented the best potential opportunity and strategic transaction for GreenPoint and its stockholders and was advisable and in the best interests of GreenPoint and its stockholders, and the GreenPoint board unanimously approved the merger with North Fork.

      Also on February 15, 2004, the North Fork board of directors met with members of North Fork senior management and North Fork’s legal and financial advisors. John Adam Kanas, North Fork’s Chairman, President and Chief Executive Officer, and other members of North Fork’s senior management reviewed with the North Fork board of directors information regarding North Fork, GreenPoint and the terms of the proposed transaction. Sandler O’Neill then reviewed with the North Fork board of directors a range of matters, including the structure of the merger, the exchange ratio, business and financial information regarding the two companies, historical stock price performance, valuation methodologies and analyses and the other matters set forth in “— Opinion of North Fork’s Financial Advisor.” After the discussion, Sandler O’Neill rendered to the North Fork board of directors its oral opinion (subsequently confirmed in writing) that, as of the date of its opinion and based upon and subject to the considerations described in its opinion, the proposed exchange ratio was fair, from a financial point of view, to North Fork. North Fork senior management also apprised the North Fork board of directors of the results of its due diligence investigations of GreenPoint, which included visits to most major GreenPoint operating facilities in the country. Skadden, Arps, Slate, Meagher & Flom LLP, counsel to North Fork, discussed with the board of directors the legal standards applicable to its decisions and actions with respect to the proposed transaction and reviewed the legal terms of the proposed merger.

      Following these presentations, the North Fork board meeting continued with discussions and questions among the members of the North Fork board, management and North Fork’s legal and financial advisors. The board discussed, among other things, the potential for cost savings and synergies in a transaction with GreenPoint and the franchise value of the combined entity, the prospects of GreenPoint’s mortgage business, the possible effects of the announcement of the transaction on North Fork’s stock price and the potential risks of integrating both institutions. After further discussion, and taking into consideration the factors described under “— North Fork’s Reasons for the Merger; Recommendation of the Merger by the North Fork Board of Directors,” the directors present voted unanimously to approve the merger with GreenPoint.

      Following approval of each board of directors, the parties executed the merger agreement. The next day, the parties publicly announced the transaction by joint press release.

GreenPoint’s Reasons for the Merger; Recommendation of the Merger by the GreenPoint Board of Directors

      The GreenPoint board has determined that the merger is fair to, and in the best interests of, GreenPoint and its stockholders. In approving the merger agreement, the GreenPoint board consulted with its financial advisors with respect to the financial aspects and fairness of the transaction from a financial point of view and with its legal counsel as to its legal duties and the terms of the merger agreement. In arriving at its determination, the GreenPoint board of directors also considered a number of factors, including the following material factors:

•	Its understanding of GreenPoint’s business, operations, management, financial condition, earnings and prospects, and its understanding of North Fork’s business, operations, management, financial condition, earnings and prospects, taking into account GreenPoint’s due diligence review of North Fork;

•	Its knowledge of the current and prospective environment in which GreenPoint and North Fork operate, including national and local economic conditions, the competitive environment, the trend toward consolidation in the financial services industry and the likely effect of these factors on the companies’ potential growth, development, productivity, profitability and strategic options;

•	The ability of the two companies to combine to create a powerful $54 billion asset institution that would be the largest regional bank in the greater New York metropolitan region based on market capitalization and total assets;

•	The complementary aspects of the GreenPoint and North Fork businesses, including North Fork’s commercial and community banking capabilities and GreenPoint’s consumer banking and mortgage businesses;

•	The potential expense saving opportunities, estimated to be approximately $130 million per year pre-tax when fully phased in after the merger (broken down into approximately $52 million from corporate staff function reductions, $16 million from lower occupancy and equipment costs, $31 million from other operating expense reductions and $31 million from the elimination of the expenses associated with GreenPoint’s Employee Stock Ownership Plan, or ESOP), and the fact that former GreenPoint stockholders would participate in the benefits of such savings opportunities, as well as in the benefit of any potential incremental revenue enhancement opportunities, on a going forward basis in view of their anticipated 46% pro forma ownership of North Fork following completion of the merger;

•	The fact that, based on the closing prices of GreenPoint and North Fork common stock on the NYSE on January 13, 2004 (the date the GreenPoint board first authorized management and its financial advisors to explore a potential transaction), February 3, 2004 (the last trading day prior to the date when specific public rumors regarding a transaction were reported) and February 13, 2004 (the last trading day prior to the announcement of the merger), and the 1.0514 exchange ratio, the implied value of the merger consideration to be received by GreenPoint stockholders in the merger represented a premium of approximately 25.3% (from January 13) and 14.1% (from February 3) and a discount of approximately 1.8% (from February 13);

•	The anticipation that the merger would be approximately 7% accretive to North Fork’s 2005 GAAP earnings per share (exclusive of purchase accounting adjustments, which were estimated to add approximately 5% to 2005 GAAP earnings per share accretion), and approximately 18.3% accretive to North Fork’s tangible book value per share (such accretion to North Fork’s tangible book value per share was calculated assuming a closing of December 31, 2003 and the exercise of all GreenPoint options; we note that North Fork estimates a 12.13% accretion to North Fork’s estimated tangible book value per share as of September 30, 2004 applying the potential cost savings and other assumptions described below under “— Opinion of North Fork’s Financial Advisor — Pro Forma Merger Analysis”);

•	The GreenPoint board of directors’ belief that a combination with North Fork would allow GreenPoint stockholders to participate in a combined company that would have better future prospects than GreenPoint was likely to achieve on a stand-alone basis, with greater market penetration and more diversified customer bases and revenue sources;

•	The presentation by GreenPoint management and its financial advisors concerning the operations, financial condition and prospects of GreenPoint and the expected financial impact of the merger on the combined company, including pro forma assets, earnings and deposits;

•	The financial information and analyses presented by Lehman Brothers and Keefe Bruyette to the GreenPoint board of directors, and the opinions delivered to the GreenPoint board of directors by Lehman Brothers and Keefe Bruyette that, as of the date of the opinions, and based on and subject to the assumptions, qualifications and limitations described in the opinions, the exchange ratio was fair, from a financial point of view, to GreenPoint stockholders;

•	The review by the GreenPoint board of directors with its legal and financial advisors of the structure of the merger and the financial and other terms of the merger agreement, including the fixed exchange ratio, the termination fee provisions, the absence of any price-based termination rights or other price protection provisions, and the expectation that the merger will generally qualify as a transaction that is tax-free to GreenPoint stockholders for U.S. federal income tax purposes;

•	The likelihood that the merger would be consummated, given the regulatory and other approvals required in connection with the merger;

•	The challenges of combining the businesses, assets and workforces of the two companies, and the ability of North Fork to execute on its business strategy following completion of the merger, in light of its knowledge of the two companies and its past experience in integrating transactions;

•	The risk that the termination fee provisions in the merger agreement would limit GreenPoint’s ability to pursue or support competing acquisition proposals; and

•	The fact that some of GreenPoint’s directors and executive officers have financial interests in the merger that are in addition to their interests as GreenPoint stockholders, which have the potential to influence such directors’ and officers’ views and actions in connection with the merger proposal. See “— Financial Interests of GreenPoint Directors and Executive Officers in the Merger” on page 75.

      The foregoing discussion of the information and factors considered by the GreenPoint board of directors is not exhaustive, but includes all material factors considered by the GreenPoint board of directors. In view of the wide variety of factors considered by the GreenPoint board of directors in connection with its evaluation of the merger and the complexity of such matters, the GreenPoint board of directors did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered in reaching its decision. The GreenPoint board of directors conducted a discussion of the factors described above, including asking questions of GreenPoint’s management and GreenPoint’s legal and financial advisors, and reached general consensus that the merger was in the best interests of GreenPoint and GreenPoint stockholders.

      In considering the factors described above, individual members of the GreenPoint board of directors may have given different weights to different factors. It should be noted that this explanation of the GreenPoint board’s reasoning and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Forward-Looking Statements” on page 20.

      The GreenPoint board of directors determined that the merger, the merger agreement and the transactions contemplated by the merger agreement are in the best interests of GreenPoint and its stockholders. Accordingly, the GreenPoint board of directors unanimously approved the merger agreement and unanimously recommends that GreenPoint stockholders vote “FOR” adoption of the merger agreement.

North Fork’s Reasons for the Merger; Recommendation of the Merger by the North Fork Board of Directors

      The North Fork board has determined that the merger is fair to, and in the best interests of, North Fork and its stockholders. In approving the merger agreement, the North Fork board consulted with its financial advisor with respect to the financial aspects of the merger and fairness of the exchange ratio to North Fork from a financial point of view and with its legal counsel as to its legal duties and the terms of the merger agreement. In arriving at its determination, the North Fork board of directors also considered a number of factors, including the following material factors:

      Strategic Considerations. North Fork’s board believes that the merger will provide a number of significant strategic opportunities and benefits, including the following:

      Market Share and Customer Base Expansion. The North Fork board noted that the merger furthers North Fork’s strategic goal of expanding its presence within its current geographic region.

•	The combined company will be the largest regional bank in the greater New York metropolitan region in terms of market capitalization and total assets.

•	The merger will significantly expand North Fork’s market share in the greater New York metropolitan region. Based on deposits as of June 30, 2003 and giving effect to the acquisition of Trustcompany, the combined company will rank fourth in terms of deposit market share in its combined footprint. Furthermore, the combined company’s market share will rank fifth in Kings County, New York, representing an increase to approximately 10.7% from the 1.7% market share held by North Fork in such county as of June 30, 2003. Expanding in Kings County has been one of North Fork’s goals for some period of time and the merger presents an opportunity to significantly further such goal. The foregoing market share statistics exclude headquarter branches (representing large corporate deposits) for Citigroup Inc., J.P. Morgan Chase & Co., HSBC Holdings plc, Bank of New York Co., Deutsche Bank AG, Bank of America Corp. and FleetBoston Financial Corp.

      Complementary Strengths. The North Fork board believes that the combined company will benefit from North Fork’s experience in commercial banking and GreenPoint’s experience in consumer banking, and will also be positioned to offer a broader array of products and services to its customers by combining North Fork’s commercial banking products with GreenPoint’s consumer products and services.

      Market Segmentation Opportunity. The North Fork board considered the potential benefits from continuing to run GreenPoint as a separate brand, distinct from North Fork. The board noted that North Fork Bank and GreenPoint Bank have traditionally served primarily two different customer bases: North Fork is geared to entrepreneurs and GreenPoint to retail consumers. By keeping the two brands separate, each can focus on customer retention and growth through tailored products, thereby enhancing the revenues of the combined company.

      Expected Financial Synergies

•	North Fork’s board considered management’s estimate of annual pre-tax cost savings of approximately $130 million from the merger (broken down into approximately $52 million from corporate staff function reductions, $16 million from lower occupancy and equipment costs, $31 million from other operating expense reductions and $31 million from the elimination of the expenses associated with GreenPoint’s ESOP). Savings are expected to be phased in by the beginning of 2005. Management’s estimates were based on its review of the business and operations of North Fork and GreenPoint, including an assessment of the two companies’ computer systems, personnel, premises and service contracts to determine where redundancies exist, and its experience in managing business integrations in prior mergers. Among other things, management identified up to 15 branch consolidation opportunities that it believes will contribute to the cost savings identified above.

•	North Fork’s board noted that, while management’s forecasted synergies did not include any revenue enhancements, management believes the merger will create opportunities for incremental revenue from, among other things:

•	the conversion of certain GreenPoint branches into North Fork branches, and vice versa, based on local market characteristics; and

•	the cross-marketing and distribution of products and services over the combined company’s broader customer bases.

•	Applying the potential cost savings (including ESOP expense savings) and other assumptions described below under “— Opinion of North Fork’s Financial Advisor — Pro Forma Merger Analysis” the merger is expected to result in (1) earnings per share accretion in 2005 for North Fork stockholders of 11.9% (assuming full realization of anticipated annual cost savings by the beginning of 2005), and (2) 12.13% accretion to North Fork’s estimated tangible book value per share as of September 30, 2004.

      Other Factors Considered by the North Fork Board. In addition to considering the strategic and financial factors outlined above, the North Fork board considered the following additional factors, all of which it viewed as supporting its decision to approve the merger:

•	historical information concerning North Fork’s and GreenPoint’s respective businesses, financial performance and condition, operations, management, competitive positions and stock performance, which comparisons generally supported the board’s determination as to the relative values of North Fork, GreenPoint and the combined company;

•	the results of the due diligence review of GreenPoint’s businesses and operations;

•	the current and prospective competitive environment in which financial institutions such as North Fork operate, including the continuing consolidation in the financial services industry and the likely effect of that competitive environment on North Fork in light of, and in the absence of, the proposed merger;

•	the financial analyses and presentations of North Fork’s financial advisor and its opinion that as of the date of the opinion, and based on and subject to the assumptions, qualifications and limitations described in such opinion, the exchange ratio was fair, from a financial point of view, to North Fork;

•	the terms and conditions of the merger agreement, including the fact that the exchange ratio is fixed, the merger agreement is not subject to termination regardless of any change in the trading prices of either company’s stock between signing of the merger agreement and closing, and the absence of price protection provisions;

•	the fact that the exchange ratio represented a premium of 14.1% over the closing price of GreenPoint common stock on February 3, 2004 (the last trading day prior to reports of specific rumors regarding a transaction), and a discount of 1.8% to the closing price of GreenPoint common stock on February 13, 2004 (the last trading day prior to the announcement of the merger);

•	North Fork’s belief that the individuals managing GreenPoint Bank and GreenPoint Mortgage are highly qualified professionals with many years of experience; in this regard, the North Fork board believes that GreenPoint’s management team will make valuable contributions to the management of the combined company;

•	the corporate governance provisions established for the transaction, including the post-merger board composition and the employment agreement with Mr. Bhatt, which the North Fork board considered to be of significant importance in assuring an effective and timely integration of the two companies’ operations;

•	the provisions of the merger agreement designed to restrict the ability of the parties to solicit third party acquisition proposals, and the provisions of the merger agreement providing for the payment of termination fees in certain events;

•	the expectation that the merger will permit North Fork to expand its branch system at a low cost;

•	the composition of the combined company’s loan portfolio; in this regard, the North Fork board noted that approximately 87% of GreenPoint’s $10 billion loan portfolio is composed of residential 1 - 4 family loans, and, on a pro forma basis (giving effect to the Trustcompany acquisition) the combined company will have total loans of approximately $24.5 billion, approximately 48% of which are residential 1 - 4 family loans. North Fork’s management believes that the yields on this type of loan are generally superior to most of the market and believes them to be good assets to add to the balance sheet of North Fork;

•	the likelihood that the merger will be completed on a timely basis, including the likelihood that the merger will receive all necessary regulatory approvals without unacceptable conditions;

•	the expectation that the merger will be treated for United States federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code; and

•	North Fork management’s experience in implementing previous merger transactions.

      North Fork’s board of directors also considered the potential risks of the merger, including the following:

•	the challenges of combining the operations of North Fork and GreenPoint, particularly in light of the fact that the GreenPoint merger will be the largest acquisition completed by North Fork;

•	the risk that anticipated cost savings will not be achieved;

•	the estimated $214.4 million (pre-tax) in costs expected to be incurred to combine the operations of North Fork and GreenPoint;

•	the fact that in December 2001, GreenPoint formally adopted a plan to discontinue its manufactured housing lending business;

•	the fact that the mortgage business is counter-cyclical, has recently declined, and is expected to further decline during fiscal year 2004. Management’s financial projections have assumed an annual decline of 30% in the volume of mortgages during 2004 and 2005. However, the North Fork board noted that the mortgage business will represent less than 20% of the income of the combined company and North Fork’s view that GreenPoint Mortgage is led by a strong, proven management team; and

•	the risk of diverting management’s attention from other strategic priorities to implement the merger.

      The foregoing discussion of the information and factors considered by the North Fork board of directors is not exhaustive, but includes all material factors considered by the North Fork board of directors. In view of the wide variety of factors considered by the North Fork board of directors in connection with its evaluation of the merger and the complexity of such matters, the North Fork board of directors did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered in reaching its decision. The North Fork board of directors conducted a discussion of the factors described above, including asking questions of North Fork’s management and North Fork’s legal and financial advisors, and reached general consensus that the merger was in the best interests of North Fork and North Fork stockholders.

      In considering the factors described above, individual members of the North Fork board of directors may have given different weights to different factors. It should be noted that this explanation of the North Fork board’s reasoning and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Forward-Looking Statements” on page 20.

      The North Fork board of directors determined that the merger, the merger agreement and the transactions contemplated by the merger agreement are in the best interests of North Fork and its stockholders. Accordingly, the North Fork board of directors (with one director absent) unanimously approved the merger agreement and recommends that North Fork stockholders vote “FOR” adoption of the merger agreement.

Opinion of GreenPoint’s Financial Advisors

      In connection with its consideration of the merger, GreenPoint’s board of directors received separate written opinions from GreenPoint’s financial advisors, Lehman Brothers and Keefe Bruyette, as to the fairness, from a financial point of view, to GreenPoint’s stockholders of the exchange ratio provided for in the merger. GreenPoint retained both Lehman Brothers and Keefe Bruyette as its financial advisors because it believed that the use of two separate investment banking firms would maximize the company’s ability to consider and pursue potential strategic alternatives.

Opinion of Lehman Brothers

      GreenPoint engaged Lehman Brothers to act as its financial advisor in connection with the merger and render its opinion with respect to the fairness, from a financial point of view, to GreenPoint’s stockholders of the exchange ratio provided for in the merger. On February 15, 2004, Lehman Brothers rendered its oral opinion to the GreenPoint board of directors that as of such date, and based upon and subject to certain matters stated in that opinion, the exchange ratio provided for in the merger was fair, from a financial point of view, to GreenPoint’s stockholders. Lehman Brothers subsequently confirmed the oral opinion by delivery of its written opinion dated February 15, 2004.

      The full text of Lehman Brothers’ opinion is attached as Appendix C to this joint proxy statement-prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Lehman Brothers in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the opinion. We urge GreenPoint stockholders to read the entire opinion carefully in connection with their consideration of the proposed merger.

      The Lehman Brothers opinion was provided for the information and assistance of the GreenPoint board of directors in connection with its consideration of the merger. The Lehman Brothers opinion does not address any other aspect of the transaction and is not intended to be and does not constitute a recommendation to any stockholder of GreenPoint as to how such stockholder should vote with respect to the merger or any related matter. Lehman Brothers was not requested to opine as to, and the Lehman Brothers opinion does not address, GreenPoint’s underlying business decision to proceed with or effect the merger, nor does the Lehman Brothers opinion address the relative merits of the merger with North Fork compared to the business strategies or alternatives that might be available to GreenPoint.

      In arriving at its opinion, Lehman Brothers reviewed and analyzed:

•	the merger agreement and the specific terms of the proposed merger,

•	publicly available information concerning GreenPoint that Lehman Brothers believed to be relevant to its analysis, including GreenPoint’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002, Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30, and September 30, 2003, and GreenPoint’s earnings press release for the quarter and fiscal year ended December 31, 2003,

•	publicly available information concerning North Fork that Lehman Brothers believed to be relevant to its analysis, including North Fork’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002, Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30, and September 30, 2003, and North Fork’s earnings press release for the quarter and fiscal year ended December 31, 2003,

•	financial and operating information with respect to the business, operations and prospects of GreenPoint furnished to Lehman Brothers by GreenPoint,

•	financial and operating information with respect to the business, operations and prospects of North Fork furnished to Lehman Brothers by North Fork,

•	the trading histories of GreenPoint’s common stock and North Fork’s common stock from February 12, 1994 to February 13, 2004 and a comparison of those trading histories with each other and with those of other companies that Lehman Brothers deemed relevant,

•	a comparison of the historical financial results and present financial condition of GreenPoint with those of other companies that Lehman Brothers deemed relevant,

•	a comparison of the historical financial results and present financial condition of North Fork with those of other companies that Lehman Brothers deemed relevant,

•	the potential pro forma impact on North Fork of the proposed merger, including the cost savings that the managements of GreenPoint and North Fork expect to result from a combination of the businesses of GreenPoint and North Fork,

•	the potential pro forma effect of the proposed merger on the future financial performance of North Fork, including the potential effect on North Fork’s pro forma earnings per share,

•	the relative financial contributions of GreenPoint and North Fork to the current and future financial performance of the combined company on a pro forma basis,

•	earnings estimates for GreenPoint and North Fork published by I/B/E/S, a recognized data service that monitors and publishes compilations of earnings estimates by selected research analysts regarding companies of interest to institutional investors,

•	the amount of annual dividends historically paid by North Fork,

•	a comparison of the financial terms of the proposed merger with the financial terms of certain other transactions that Lehman Brothers deemed relevant, and

•	the results of Lehman Brothers’ efforts to solicit indications of interest and proposals from third parties with respect to a transaction with GreenPoint.

      In addition, Lehman Brothers had discussions with the managements of GreenPoint and North Fork concerning their respective businesses, operations, assets, financial condition and prospects and the strategic benefits expected by the managements of GreenPoint and North Fork to result from a combination of the businesses of GreenPoint and North Fork, and undertook such other studies, analyses and investigations as

Lehman Brothers deemed appropriate. The material studies and analyses undertaken by Lehman Brothers are described below under “— February 15, 2004 Joint Presentation by Lehman Brothers and Keefe Bruyette.”

      In arriving at its opinion, Lehman Brothers assumed and relied upon the accuracy and completeness of the financial and other information used by Lehman Brothers without assuming any responsibility for independent verification of that information. Lehman Brothers further relied upon the assurances of the managements of GreenPoint and North Fork that they were not aware of any facts or circumstances that would make that information inaccurate or misleading. In arriving at its opinion, upon advice of GreenPoint, Lehman Brothers assumed that the published estimates of third party research analysts were a reasonable basis to evaluate the future financial performance of GreenPoint and North Fork and that GreenPoint and North Fork would perform substantially in accordance with such estimates. With respect to the expected cost savings estimated by the managements of GreenPoint and North Fork to result from the proposed merger, Lehman Brothers assumed that such expected cost savings would be realized substantially in accordance with such estimates. In arriving at its opinion, Lehman Brothers did not conduct a physical inspection of the properties and facilities of GreenPoint or North Fork and did not make or obtain any evaluations or appraisals of the assets or liabilities of GreenPoint or North Fork. In addition, Lehman Brothers is not an expert in the evaluation of loan portfolios or allowances for loan losses and, upon advice of GreenPoint, Lehman Brothers assumed that North Fork’s current allowances for loan losses would be in the aggregate adequate to cover all such losses. Upon advice of GreenPoint and its legal and accounting advisors, Lehman Brothers assumed that (i) the merger would qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and therefore as a tax-free transaction to the stockholders of GreenPoint and (ii) the previously announced acquisition of Trustcompany by North Fork will be closed in a manner substantially consistent with the acquisition documents relating thereto as of the date of Lehman Brothers’ opinion. Lehman Brothers’ opinion necessarily was based upon market, economic and other conditions as they existed on, and could be evaluated as of, the date of such opinion.

      Lehman Brothers expressed no opinion as to the prices at which shares of North Fork common stock will trade at any time following the announcement or the completion of the proposed merger. The Lehman Brothers opinion should not be viewed as providing any assurance that the market value of the shares of the North Fork common stock to be held by the stockholders of GreenPoint after the completion of the proposed merger will be in excess of the market value of the shares of the GreenPoint common stock owned by such stockholders at any time prior to the announcement or the completion of the proposed merger.

Opinion of Keefe Bruyette

      GreenPoint engaged Keefe Bruyette to render financial advisory and investment banking services. Keefe Bruyette agreed to render its opinion with respect to the fairness, from a financial point of view, to GreenPoint’s stockholders of the exchange ratio provided for in the merger. GreenPoint selected Keefe Bruyette because Keefe Bruyette is a nationally recognized investment-banking firm with substantial experience in transactions similar to the merger and is familiar with GreenPoint and its business. As part of its investment banking business, Keefe Bruyette is continually engaged in the valuation of financial businesses and its securities in connection with mergers and acquisitions.

      On February 15, 2004, the GreenPoint board of directors held a meeting to evaluate the proposed merger with North Fork. At this meeting, Keefe Bruyette rendered a verbal opinion that the exchange ratio provided for in the merger was fair to the GreenPoint stockholders from a financial point of view. The GreenPoint board approved the merger agreement at this meeting.

      The full text of Keefe Bruyette’s opinion is attached as Appendix D to this joint proxy statement-prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Keefe Bruyette in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the opinion. We urge GreenPoint stockholders to read the entire opinion carefully in connection with their consideration of the proposed merger.

      Keefe Bruyette’s opinion speaks only as of the date of the opinion. The opinion is directed to the GreenPoint board and addresses only the fairness, from a financial point of view, to GreenPoint’s stockholders of the exchange ratio provided for in the merger. It does not address the underlying business decision to proceed with the merger and does not constitute a recommendation to any GreenPoint stockholder as to how the stockholder should vote at the GreenPoint special meeting on the merger or any related matter.

      In rendering its opinion, Keefe Bruyette:

•	reviewed, among other things,

•	the merger agreement,

•	Annual Reports to stockholders and Annual Reports on Form 10-K of North Fork and Trustcompany,

•	Quarterly Reports on Form 10-Q of North Fork and Trustcompany,

•	North Fork’s and Trustcompany’s earnings press release for the quarter ended December 31, 2003,

•	Annual Reports to stockholders and Annual Reports on Form 10-K of GreenPoint,

•	Quarterly Reports on Form 10-Q of GreenPoint, and

•	GreenPoint’s earnings press release for the quarter ended December 31, 2003;

•	held discussions with members of senior management of GreenPoint and North Fork regarding

•	past and current business operations,

•	regulatory matters,

•	financial condition, and

•	future prospects of the respective companies;

•	reviewed the market prices, valuation multiples, publicly reported financial condition and results of operations for GreenPoint and North Fork and compared them with those of certain publicly traded companies that Keefe Bruyette deemed to be relevant;

•	compared the proposed financial terms of the merger with the financial terms of certain other transactions that Keefe Bruyette deemed to be relevant; and

•	performed other studies and analyses that it considered appropriate.

      The material studies and analyses undertaken by Keefe Bruyette are described below under “— February 15, 2004 Joint Presentation by Lehman Brothers and Keefe Bruyette.”

      In conducting its review and arriving at its opinion, Keefe Bruyette relied upon and assumed the accuracy and completeness of all of the financial and other information provided to or otherwise made available to Keefe Bruyette or that was discussed with, or reviewed by Keefe Bruyette, or that was publicly available. Keefe Bruyette did not attempt or assume any responsibility to verify such information independently. Keefe Bruyette relied upon the management of GreenPoint and North Fork as to the reasonableness and achievability of the financial and operating forecasts and projections (and assumptions and bases therefor) provided to Keefe Bruyette. Keefe Bruyette assumed, without independent verification, that the aggregate allowances for loan and lease losses for North Fork and GreenPoint are adequate to cover those losses. Keefe Bruyette did not make or obtain any evaluations or appraisals of any assets or liabilities of North Fork or GreenPoint, or examine or review any individual credit files.

      For purposes of rendering its opinion, Keefe Bruyette assumed that, in all respects material to its analyses:

•	the merger will be completed substantially in accordance with the terms set forth in the merger agreement;

•	the representations and warranties of each party in the merger agreement and in all related documents and instruments referred to in the merger agreement are true and correct;

•	each party to the merger agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents;

•	all conditions to the completion of the merger will be satisfied without any waivers; and

•	in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the merger, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of the combined entity or the contemplated benefits of the merger, including the cost savings and related expenses expected to result from the merger.

      Keefe Bruyette further assumed that the merger will be accounted for as a purchase under generally accepted accounting principles, and that the conversion of GreenPoint’s common stock into North Fork common stock will be tax-free for North Fork and GreenPoint for those stockholders receiving common stock. Keefe Bruyette’s opinion is not an expression of an opinion as to the prices at which shares of GreenPoint common stock or shares of North Fork common stock will trade following the announcement of the merger or the value of the shares of common stock of the combined company when issued pursuant to the merger, or the prices at which the shares of common stock of the combined company will trade following the completion of the merger. In performing its analyses, Keefe Bruyette made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, which are beyond the control of Keefe Bruyette, GreenPoint and North Fork. Any estimates contained in the analyses performed by Keefe Bruyette are not necessarily indicative of values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. In addition, the Keefe Bruyette opinion was among several factors taken into consideration by the GreenPoint board in making its determination to approve the merger agreement and the merger. Consequently, the analyses described below should not be viewed as determinative of the decision of the GreenPoint board with respect to the fairness to GreenPoint’s stockholders of the exchange ratio provided for in the merger.

February 15, 2004 Joint Presentation by Lehman Brothers and Keefe Bruyette.

      At the February 15, 2004 meeting of the GreenPoint board of directors, Lehman Brothers and Keefe Bruyette made a joint presentation of certain financial analyses of the proposed merger.

      The following is a summary of the material valuation, financial and comparative analyses in the presentation that was delivered to the GreenPoint board of directors by Lehman Brothers and Keefe Bruyette.

      Some of the summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses performed by Lehman Brothers and Keefe Bruyette, the tables must be read together with the accompanying text of each summary. The tables alone do not constitute a complete description of the financial analyses, including the methodologies and assumptions underlying the analyses, and if viewed in isolation could create a misleading or incomplete view of the financial analyses performed by Lehman Brothers and Keefe Bruyette.

      Calculation of Implied Transaction Value. Lehman Brothers and Keefe Bruyette reviewed the terms of the merger agreement. They noted that the exchange ratio of 1.0514 shares of North Fork common stock for each share of GreenPoint common stock had an implied transaction value of $46.00 per share of GreenPoint common stock based upon the closing price of North Fork common stock of $43.75 on Friday, February 13, 2004 (the last trading day preceding the GreenPoint board meeting on Sunday, February 15, 2004). Lehman Brothers and Keefe Bruyette also noted that the transaction had an implied aggregate value of approximately $6.349 billion as of Friday, February 13, 2004.

      Implied Transaction Pricing Multiples and Comparable Transactions Analysis. Lehman Brothers and Keefe Bruyette calculated the implied transaction value to GreenPoint stockholders of $46.00 per share as of February 13, 2004 as a premium or discount to GreenPoint’s closing price per share of common stock on February 13, 2004, GreenPoint’s closing price per share of common stock on February 6, 2004 (one week prior to February 13, 2004), GreenPoint’s closing price per share of common stock on February 3, 2004 (the date prior to the first published rumors of a transaction involving GreenPoint), and GreenPoint’s closing price per share of common stock on January 13, 2004 (one month prior to February 13, 2004).

      Lehman Brothers and Keefe Bruyette also calculated the implied transaction value as a multiple of GreenPoint’s fully diluted book value and fully diluted tangible book value at December 31, 2003 and as a multiple of GreenPoint’s estimated earnings for 2004 (based on consensus I/B/E/S earnings estimates for GreenPoint as of February 13, 2004). Lehman Brothers and Keefe Bruyette also calculated the implied premium to core deposits (total deposits minus all certificates of deposit with face values in excess of $100,000), based on the difference between the implied transaction value and GreenPoint’s tangible book value at December 31, 2003, divided by the total core deposits of GreenPoint at December 31, 2003.

      Lehman Brothers and Keefe Bruyette compared the foregoing calculations to similar calculations for all U.S. thrift acquisitions announced since January 1, 2000 that were valued between $500 million and $10 billion, excluding so-called mergers of equals. The following transactions were reviewed by Lehman Brothers and Keefe Bruyette (in each case, the first named company was the acquirer and the second named company was the acquired company):

•	Sovereign Bancorp, Inc./Seacoast Financial Services, Inc.

•	Provident Financial Services, Inc./First Sentinel Bancorp, Inc.

•	Independence Community Bank Corp./Staten Island Bancorp, Inc.

•	New Haven Savings Bank, Inc./Connecticut Bancshares, Inc.

•	New York Community Bancorp, Inc./Roslyn Bancorp, Inc.

•	Banknorth Group, Inc./American Financial Holdings, Inc.

•	Citigroup Inc./Golden State Bancorp, Inc.

•	Washington Mutual, Inc./Dime Bancorp, Inc.

•	Washington Mutual, Inc./Bank United Corp.

      Lehman Brothers and Keefe Bruyette considered these selected merger transactions to be reasonably similar, but not identical, to the merger. A complete analysis involves complex considerations and qualitative judgments concerning differences in the selected merger transactions and other factors that could affect the premiums paid in such comparable transactions to which the merger is being compared;

mathematical analysis (such as determining the mean or the median) is not in itself a meaningful method of using selected merger transaction data.

      For the selected merger transactions listed above, Lehman Brothers and Keefe Bruyette used publicly available financial information including information obtained from the online databases of SNL Financial, a recognized data service that collects, standardizes and disseminates relevant corporate, financial, market and mergers and acquisitions data for companies in the industries it covers. Lehman Brothers and Keefe Bruyette used this financial information to determine:

•	the premiums per share paid by the acquirer compared to the share price of the target company prevailing one day prior to, one week prior to, and one month prior to the announcement of such transactions,

•	the multiples of the transaction price per share to both the book value per share and the tangible book value per share using the acquired companies’ most recent financial reports at the time of announcement of the transactions,

•	the multiples of the transaction price per share to the mean current-year I/B/E/S consensus earnings estimates per share at the time of announcement, and

•	the implied premium to total core deposits (total deposits minus all certificates of deposit with face values in excess of $100,000).

      This analysis yielded the following results:

	Premium/(Discount)
	and Multiples to
	GreenPoint Implied		Median Comparable
	by the Merger		Transactions

Implied Transaction Value as a Premium/(Discount) to:
Closing Price — Day Prior to Announcement	(1.8)%		11.9%
Closing Price — One Week Prior to Announcement	2.3		15.9
Closing Price — Day Prior to First Published Rumors	14.1		N/A
Closing Price — One Month Prior to Announcement	25.3		20.4
Implied Transaction Value as a Multiple of:
Fully Diluted Book Value	2.98	x	2.24	x
Fully Diluted Tangible Book Value	3.79	x	2.83	x
Current Year EPS Estimate	12.1	x	18.7	x
Implied Core Deposit Premium	43.3%		25.1%

      This analysis suggested an implied value range of approximately $34 to $45 per share of GreenPoint common stock.

      Comparable Companies Analysis for GreenPoint. Lehman Brothers and Keefe Bruyette analyzed the public market statistics of certain comparable companies to GreenPoint and examined various trading statistics and information relating to those companies. As part of this comparable companies analysis, Lehman Brothers and Keefe Bruyette examined market multiples and premium data for each such company including:

•	the multiple of market price per share to book value per share,

•	the multiple of market price per share to tangible book value per share,

•	the multiple of market price per share to median estimated 2004 earnings per share,

•	the multiple of market price per share to median estimated 2005 earnings per share,

•	the PEG ratio, or multiple of market price per share to median estimated 2004 earnings per share, divided by the I/B/E/S median projected long-term earnings growth rate for each company, and

•	the premium of tangible book value to core deposits (total deposits minus all certificates of deposit), based on the difference of the current market capitalization and tangible book value, divided by core deposits.

      The estimated 2004 and 2005 earnings per share and projected long-term earnings growth rates were obtained from I/B/E/S and the remaining information was obtained from publicly available financial information for the period ended December 31, 2003. The stock price data used for this analysis was the closing price for the selected companies on February 13, 2004.

      Lehman Brothers and Keefe Bruyette selected the companies below because their businesses and operating profiles are reasonably similar to those of GreenPoint. No comparable company identified below is identical to GreenPoint. A complete analysis involves complex considerations and qualitative judgments concerning differences in financial and operating characteristics of the comparable companies and other factors that could affect the public trading values of such comparable companies; mathematical analysis (such as determining the mean or the median) is not in itself a meaningful method of using selected company data.

      In choosing comparable companies to analyze, Lehman Brothers and Keefe Bruyette selected the following thrift comparable companies:

•	Washington Mutual, Inc.

•	Sovereign Bancorp, Inc.

•	Charter One Financial, Inc.

•	New York Community Bancorp, Inc.

•	Astoria Financial Corporation

•	Independence Community Bank Corp.

•	Webster Financial Corp.

      The following table summarizes the results from the comparable companies analysis:

	GreenPoint		Thrift Peers(1)

2/13/04 Closing Price to:
Book Value per Share	3.03	x	1.97	x
Tangible Book Value per share	3.86	x	3.16	x
2004 EPS Estimate	12.3	x	13.5	x
2005 EPS Estimate	11.3	x	11.9	x
2004 PEG Ratio	1.54	x	1.18	x
Core Deposit Premium(2)	57.5%		32.7%

Pro forma for pending acquisitions.

(1)	Based on median values.

(2)	Core deposits calculated as total deposits minus all certificates of deposits.

      This analysis suggested an implied value range of approximately $32 to $49 per share of GreenPoint common stock.

      Comparable Companies Analysis for North Fork. Lehman Brothers and Keefe Bruyette analyzed the public market statistics of certain comparable companies to North Fork and examined various trading and financial statistics and information relating to those companies. As part of this comparable companies analysis, Lehman Brothers and Keefe Bruyette examined market multiples, premium data and certain balance sheet and profitability ratios for each such company including:

•	the multiple of market price per share to book value per share,

•	the multiple of market price per share to tangible book value per share,

•	the multiple of market price per share to median estimated 2004 earnings per share,

•	the multiple of market price per share to median estimated 2005 earnings per share,

•	the PEG ratio, or multiple of market price per share to median estimated 2004 earnings per share, divided by the I/B/E/S median projected long-term earnings growth rate for each company,

•	the premium of tangible book value to core deposits (total deposits minus all certificates of deposit), based on the difference of the current market capitalization and tangible book value, divided by core deposits,

•	the ratio of tangible equity to tangible assets,

•	the ratio of non-performing assets to total assets,

•	the ratio of loan loss reserves to total loans,

•	the ratio of the sum of commercial real estate and commercial and industrial loans to total loans,

•	return on average assets,

•	return on average equity,

•	net interest margin,

•	the ratio of fee income to total revenue, and

•	the efficiency ratio (the ratio of non-interest expenses to total revenue).

      The estimated 2004 and 2005 earnings per share and projected long-term earnings growth rates were obtained from I/B/E/S and the remaining information was obtained from publicly available financial information for the period ended December 31, 2003. I/B/E/S median estimates as of February 13, 2004 for North Fork’s calendar years 2004 and 2005 EPS on a GAAP basis were $2.85 and $3.14, respectively. These I/B/E/S estimates were generally consistent with corresponding internal financial forecasts relating to North Fork provided to Lehman Brothers and Keefe Bruyette by North Fork. The stock price data used for this analysis was the closing price for the selected companies on February 13, 2004.

      Lehman Brothers and Keefe Bruyette selected the companies below because their businesses and operating profiles are reasonably similar to those of North Fork. No comparable company identified below is identical to North Fork. A complete analysis involves complex considerations and qualitative judgments concerning differences in financial and operating characteristics of the comparable companies and other factors that could affect public trading values of such comparable companies; mathematical analysis (such as determining the mean or the median) is not in itself a meaningful method of using selected company data.

      In choosing comparable companies to analyze, Lehman Brothers and Keefe Bruyette selected the following peer companies:

•	Sovereign Bancorp, Inc.

•	M&T Bank Corp.

•	Charter One Financial, Inc.

•	Huntington Bancshares, Inc.

•	Zions Bancorp, Inc.

•	Banknorth Group, Inc.

•	Compass Bancshares, Inc.

•	New York Community Bancorp, Inc.

•	National Commerce Financial Corp.

•	Commerce Bancorp, Inc.

•	Independence Community Bank Corp.

•	Webster Financial Corp.

      The following tables summarize the results from the comparable companies analysis:

	North Fork		Peers(1)

2/13/04 Closing Price to:
Book Value per Share	3.41	x	2.06	x
Tangible Book Value per Share	5.94	x	3.58	x
2004 EPS Estimate	15.4	x	14.1	x
2005 EPS Estimate	13.9	x	12.8	x
2004 PEG Ratio	1.58	x	1.33	x
Core Deposit Premium(2)	43.8%		30.1%

Pro forma for pending acquisitions.

(1)	Based on median values.

(2)	Core deposits calculated as total deposits minus all certificates of deposits.

	North Fork	Peers(1)

Balance Sheet Ratios:
Tangible Equity/Tangible Assets	5.09%	5.66%
Non-Performing Assets/Total Assets	0.09%	0.34%
Loan Loss Reserves/Total Loans	0.93%	1.39%
Commercial Real Estate and Commercial and Industrial Loans/Total Loans	67.0%	45.0%
Profitability Ratios:
Return on Average Assets	1.87%	1.33%
Return on Average Equity	21.4%	14.8%
Net Interest Margin	4.23%	3.68%
Fee Income/Total Revenue	14.2%	28.9%
Efficiency Ratio	34.8%	53.2%

Pro forma for pending acquisitions.

(1)	Based on median values.

      This analysis suggested an implied value range of approximately $26 to $40 per share of North Fork common stock.

      Component Valuation Analysis. Lehman Brothers and Keefe Bruyette performed a component analysis of GreenPoint’s constituent retail bank and mortgage banking businesses. Lehman Brothers and Keefe Bruyette based their analysis on estimates provided to Lehman Brothers and Keefe Bruyette by GreenPoint of the proportion of its 2004 earnings that GreenPoint projects to derive from its constituent retail bank, GreenPoint Bank, and its mortgage banking business, GreenPoint Mortgage, and public market trading data of certain comparable retail bank and mortgage banking companies.

      As part of this analysis, Lehman Brothers and Keefe Bruyette examined market multiples for each comparable retail bank company and each comparable mortgage banking company including:

•	the multiple of market price per share to median estimated 2004 earnings per share, and

•	the multiple of market price per share to median estimated 2005 earnings per share.

      The estimated 2004 and 2005 earnings per share were obtained from I/B/E/S. The stock price data used for this analysis was the closing price for the selected companies on February 13, 2004.

      Lehman Brothers and Keefe Bruyette selected the companies below because their businesses and operating profiles are reasonably similar to those of GreenPoint’s constituent retail bank and mortgage banking businesses. No comparable company identified below is identical to GreenPoint. A complete analysis involves complex considerations and qualitative judgments concerning differences in financial and operating characteristics of the comparable companies and other factors that could affect public trading values of such comparable companies; mathematical analysis (such as determining the mean or the median) is not in itself a meaningful method of using selected company data.

      In choosing comparable retail bank companies to analyze, Lehman Brothers and Keefe Bruyette selected the following retail banks:

•	Washington Mutual, Inc.

•	Sovereign Bancorp, Inc.

•	Charter One Financial, Inc.

•	New York Community Bancorp, Inc.

•	Astoria Financial Corporation

•	Independence Community Bank Corp.

•	Webster Financial Corp.

      In choosing comparable mortgage banking companies to analyze, Lehman Brothers and Keefe Bruyette selected the following mortgage banking companies:

•	Countrywide Financial Corp.

•	IndyMac Bancorp, Inc.

•	Flagstar Bancorp, Inc.

•	New Century Financial Corp.

      The following table summarizes the results from the component valuation analysis:

	GreenPoint		Retail Banks		Mortgage Banks

2/13/04 Closing Price to:
2004 EPS Estimate	12.3	x	13.5	x	9.4	x
2005 EPS Estimate	11.3	x	11.9	x	8.5	x

      This analysis suggested an implied value range of approximately $40 to $48 per share of GreenPoint common stock, based on 2004 earnings per share estimates.

      Discounted Cash Flow Analysis of GreenPoint. Lehman Brothers and Keefe Bruyette performed a discounted cash flow analysis to estimate a range of the present values per share of GreenPoint common stock, assuming I/B/E/S earnings estimates for 2004 and 2005 of $3.80 and $4.15 per share, respectively, and the I/B/E/S long-term growth rate of 8% thereafter. The cash flows were modeled assuming that the cost savings which management of North Fork expects from the merger are realized and that management’s estimates of one-time costs resulting from the merger are accurate. The valuation range was determined by adding (1) the present value of GreenPoint’s dividendable earnings, net of earnings necessary to maintain a constant tangible common equity to tangible assets ratio for GreenPoint of 6.0% (a customary tangible common equity ratio for well-capitalized banking institutions comparable to GreenPoint), from January 1, 2004 through December 31, 2008 and (2) the present value of the “terminal value” of GreenPoint common stock. In calculating the terminal value of GreenPoint common stock, Lehman Brothers and Keefe Bruyette applied multiples ranging from 9.0x to 11.0x to 2009 forecasted earnings. The free cash flow stream and the terminal value were then discounted back to January 1, 2004, using discount rates ranging from 10.0% to 12.0%, which range Lehman Brothers and Keefe Bruyette viewed as appropriate for a company with GreenPoint’s risk characteristics.

      This analysis resulted in the following reference ranges of indicated per share values for GreenPoint common stock:

	Discount Rate

Terminal Multiple	10.0%	11.0%	12.0%

9.0x	$44.80	$43.05	$41.39
10.0x	48.32	46.41	44.60
11.0x	51.83	49.77	47.82

      Discounted Cash Flow Analysis of North Fork. Lehman Brothers and Keefe Bruyette also performed a discounted cash flow analysis to estimate a range of the present values of after-tax cash flows that North Fork could provide to equity holders through 2008 on a stand-alone basis, excluding the effects related to the merger. In performing this analysis, Lehman Brothers and Keefe Bruyette used I/B/E/S estimates of per share net income of $2.85 for 2004 and $3.15 for 2005, and the I/B/E/S long-term growth rate of 9.75% thereafter. The range of values was determined by adding (1) the present value of North Fork’s dividendable earnings, net of earnings necessary to maintain a constant tangible common equity to tangible assets ratio for North Fork of 5.0% (a customary tangible common equity ratio for well-capitalized banking institutions comparable to North Fork), from January 1, 2004 through December 31, 2008 and (2) the present value of the “terminal value” of North Fork common stock. In calculating the terminal value of North Fork common stock, Lehman Brothers and Keefe Bruyette applied multiples ranging from 14.5x to 16.5x to 2009 forecasted earnings. The dividend stream and the terminal value were then discounted back to January 1, 2004, using discount rates ranging from 10.0% to 12.0%, which range Lehman Brothers and Keefe Bruyette viewed as appropriate for a company with North Fork’s risk characteristics.

      This analysis resulted in the following reference ranges of indicated per share values for North Fork common stock:

	Discount Rate

Terminal Multiple	10.0%	11.0%	12.0%

14.5x	$47.63	$45.75	$43.96
15.5x	50.17	48.18	46.28
16.5x	52.71	50.61	48.61

      Discounted Cash Flow Analysis of GreenPoint Combined with North Fork. Lehman Brothers and Keefe Bruyette also performed a discounted cash flow analysis to estimate a range of the present values of after-tax cash flows that the combined company could provide to equity holders through 2008, excluding purchase accounting-related mark-to-market amortization effects related to the merger. In performing this analysis, Lehman Brothers and Keefe Bruyette used estimates of per share net income of $2.98 and $3.38 for 2004 and 2005, respectively, and a long-term growth rate of 8.2% thereafter. The range of values was determined by adding (1) the present value of dividendable earnings Lehman Brothers and Keefe Bruyette estimated the combined company would provide, net of earnings necessary to maintain a constant tangible common equity to tangible assets ratio for the combined company of 5.0% (a customary tangible common equity ratio for well-capitalized banking institutions comparable to the combined company), from January 1, 2004 through December 31, 2008 and (2) the present value of the “terminal value” of the common stock of the combined company. In calculating the terminal value of the common stock of the combined company, Lehman Brothers and Keefe Bruyette applied multiples ranging from 16.0x to 18.0x to 2008 forecasted earnings. These multiples assumed a sale of the combined company. The dividend stream and the terminal value were then discounted back to January 1, 2004, using discount rates ranging from 10.0% to 12.0%, which range Lehman Brothers and Keefe Bruyette viewed as appropriate for a company with the risk characteristics of the combined company.

      Based on an exchange ratio of 1.0514 shares of North Fork common stock for each share of GreenPoint common stock and a GreenPoint ownership of 46.2% in the combined company, this analysis resulted in the following reference ranges of indicated per share values for GreenPoint common stock:

	Discount Rate

Terminal Multiple	10.0%	11.0%	12.0%

16.0x	$60.89	$58.84	$56.89
17.0x	63.83	61.67	59.61
18.0x	66.77	64.50	62.33

      Contribution Analysis. Lehman Brothers and Keefe Bruyette also performed a pro forma contribution analysis based on various financial metrics. Using publicly available financial data for the period ending December 31, 2003, as well as consensus I/B/E/S earnings estimates as of February 13, 2004 for North Fork and GreenPoint, Lehman Brothers and Keefe Bruyette calculated relative contribution percentages of North Fork and GreenPoint to the combined company, based on market capitalization, net loans, tangible assets, total assets, total deposits, total common stockholders’ equity, total tangible common stockholders’ equity and 2004 and 2005 projected net income. Lehman Brothers and Keefe Bruyette compared the pro forma ownership implied by the exchange ratio of the merger to the relative contribution percentages of North Fork and GreenPoint to the combined company.

      The following table summarizes the results of the contribution analysis:

				Contribution
	North		Pro
($ in millions)	Fork(1)	GreenPoint	Forma(2)	North Fork	GreenPoint

Market Capitalization	$7,516	$6,177	$13,693	54.9%	45.1%
Pre-Runup Market Capitalization(3)	7,413	5,319	12,733	58.2	41.8
Net Loans(4)	14,349	14,649	28.998	49.5	50.5
Tangible Assets	24,838	22,590	47,428	52.4	47.6
Total Assets	25,777	22,985	48,762	52.9	47.1
Total Deposits	18,527	12,546	31,073	59.6	40.4
Common Equity	2,204	1,839	4.043	54.5	45.5
Tangible Common Equity	1,265	1,443	2,709	46.7	53.3
2004 Projected Net Income	453	433	887	51.1	48.9
2005 Projected Net Income	532	440	973	54.7	45.3
Ownership at 1.0514 Exchange Ratio				53.8%	46.2%

(1)	Pro forma for North Fork’s pending acquisition of Trustcompany.

(2)	Excludes purchase accounting adjustments.

(3)	Based on closing stock prices as of February 3, 2004 (date prior to first published rumors of sale).

(4)	Excludes loans held for sale.

      Merger Consequences Analysis. Lehman Brothers and Keefe Bruyette performed an illustrative pro forma analysis of the financial impact of the merger on North Fork, using I/B/E/S earnings estimates for North Fork and GreenPoint. In calculating the impact of the merger on the pro forma income statement and balance sheet of the combined company, the following assumptions were made:

•	deposit intangibles will be 1.5% of core deposits and be amortized on a straight-line basis over 11 years,

•	a 33.7% tax rate, and

•	a 4.00% cost of cash.

      Based on these assumptions, taking into account certain after-tax projected expense savings, but not certain after-tax purchase accounting adjustments, the merger could be accretive to North Fork earnings per share by 7.2% in 2005.

Additional Information About GreenPoint’s Financial Advisors and Their Opinion; Fees.

      In connection with the review of the merger by the GreenPoint board of directors, Lehman Brothers and Keefe Bruyette performed a variety of financial and comparable analyses for purposes of rendering their respective opinions. The above summary of these analyses does not purport to be a complete description of the analyses performed by Lehman Brothers and Keefe Bruyette in arriving at their opinions. The preparation of a fairness opinion is a complex process and is not susceptible to partial analysis or summary description. In arriving at their respective opinions, Lehman Brothers and Keefe Bruyette considered the results of all of their analyses as a whole and did not attribute any particular weight to any analysis or factor considered by them. Furthermore, Lehman Brothers and Keefe Bruyette believe that the summary provided and the analyses described above must be considered as a whole and that selecting any portion of their analyses, without considering all of them, would create an incomplete view of the process underlying their analyses and opinions. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above were merely utilized to create points of reference for analytical purposes and should not be taken to be the view of Lehman Brothers or Keefe Bruyette with respect to the actual value of GreenPoint, North Fork or the combined company.

      In performing their analyses, Lehman Brothers and Keefe Bruyette made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Lehman Brothers, Keefe Bruyette, GreenPoint or North Fork. Any estimates contained in the analyses of Lehman Brothers and Keefe Bruyette are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates. The analyses performed were prepared solely as part of the analyses of Lehman Brothers and Keefe Bruyette of the fairness to GreenPoint’s stockholders of the exchange ratio provided for in the merger, from a financial point of view, and were prepared in connection with the delivery by Lehman Brothers and Keefe Bruyette of their respective opinions to the GreenPoint board of directors. The analyses do not purport to be appraisals or to reflect the prices at which the shares of North Fork common stock will trade following the announcement or completion of the merger.

      The exchange ratio provided for in the merger and other terms of the merger were determined through arms’-length negotiations between GreenPoint and North Fork and were approved by the GreenPoint board of directors. Lehman Brothers and Keefe Bruyette provided advice to GreenPoint during such negotiations. However, Lehman Brothers and Keefe Bruyette did not recommend any specific exchange ratio or other form of consideration to GreenPoint or that any specific exchange ratio or other form of consideration constituted the only appropriate consideration for the merger. The opinions of Lehman Brothers and Keefe Bruyette were one of many factors taken into consideration by the GreenPoint board of directors in making its determination to approve the merger. The analyses of Lehman Brothers and Keefe Bruyette summarized above should not be viewed as determinative of the opinion of the GreenPoint board of directors with respect to the value of GreenPoint, North Fork or the combined company or of whether the GreenPoint board of directors would have been willing to agree to a different exchange ratio or other forms of consideration.

      The GreenPoint board of directors selected Lehman Brothers and Keefe Bruyette as its financial advisors because of their reputations as internationally recognized investment banking and advisory firms with substantial experience in transactions similar to the merger and because Lehman Brothers and Keefe Bruyette are familiar with GreenPoint and its business. As part of its investment banking and financial advisory business, each of Lehman Brothers and Keefe Bruyette is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

      Each of Lehman Brothers and Keefe Bruyette provides a full range of financial advisory and securities services. In the past, Lehman Brothers and its affiliates have provided financial advisory, investment banking and other financing services for GreenPoint and its affiliates and for North Fork and its affiliates, and Keefe Bruyette and its affiliates have provided financial advisory, investment banking and other financing services for GreenPoint and its affiliates and for North Fork and its affiliates. Each of Lehman Brothers and Keefe Bruyette and their respective affiliates have received fees for the rendering of such services and also may provide such services to GreenPoint, North Fork or the combined company and their affiliates in the future for which it would expect to receive fees. In the ordinary course of its business, each of Lehman Brothers and Keefe Bruyette (or their respective affiliates) may actively trade the debt and equity securities of GreenPoint or North Fork or their affiliates for its own accounts or for the accounts of its customers and, accordingly, may at any time hold or short positions in such securities.

      Pursuant to engagement letters between GreenPoint and each of Lehman Brothers and Keefe Bruyette, GreenPoint agreed to pay each of its financial advisors a fee, the substantial portion of which is payable upon completion of the merger. GreenPoint paid Lehman Brothers a fee of $1 million when the merger was publicly announced and has agreed to pay Lehman Brothers an additional fee of $19 million contingent on the closing of the merger. GreenPoint paid Keefe Bruyette a fee of $1 million when the merger was publicly announced and has agreed to pay Keefe Bruyette an additional fee of $6 million contingent on the closing of the merger. GreenPoint also agreed to reimburse each of Lehman Brothers and Keefe Bruyette for its reasonable out of pocket expenses incurred in connection with the engagement and to indemnify each of Lehman Brothers and Keefe Bruyette and their related parties from and against certain liabilities, including liabilities under the federal securities laws.

Opinion of North Fork’s Financial Advisor

      By letter dated February 4, 2004, North Fork retained Sandler O’Neill to act as its financial advisor in connection with a possible business combination with GreenPoint. North Fork selected Sandler O’Neill based on Sandler O’Neill’s qualifications, expertise and reputation. Sandler O’Neill is a nationally recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its investment banking business, Sandler O’Neill is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

      Sandler O’Neill acted as financial advisor to North Fork in connection with the proposed merger and participated in certain of the negotiations leading to the merger agreement. At the February 15, 2004 meeting at which North Fork’s board considered and approved the merger agreement, Sandler O’Neill delivered to the board its oral opinion, subsequently confirmed in writing, that, as of such date, the exchange ratio was fair to North Fork from a financial point of view.

      The full text of Sandler O’Neill’s opinion is attached as Appendix B to this joint proxy statement-prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Sandler O’Neill in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the opinion. We urge North Fork stockholders to read the entire opinion carefully in connection with their consideration of the proposed merger.

      Sandler O’Neill’s opinion speaks only as of the date of the opinion. The opinion is directed to the North Fork board and addresses only the fairness, from a financial point of view, of the exchange ratio to North Fork. It does not address any other aspect of the merger or the underlying business decision of North Fork to proceed with the merger and is not a recommendation to any North Fork stockholder as to how the stockholder should vote at the North Fork special meeting on the merger or any other matter.

      In connection with rendering its opinion, Sandler O’Neill reviewed and considered, among other things:

•	the merger agreement;

•	publicly available financial statements and other historical financial information of North Fork that Sandler O’Neill deemed relevant;

•	publicly available financial statements and other historical financial information of GreenPoint that Sandler O’Neill deemed relevant;

•	balance sheet information for North Fork for the year ended December 31, 2003, adjusted on a pro forma basis to reflect North Fork’s pending acquisition of Trustcompany, furnished by and reviewed with management of North Fork;

•	internal financial projections for North Fork for the years ending December 31, 2004 and 2005, including the impact of North Fork’s pending acquisition of Trustcompany, furnished by and reviewed with management of North Fork;

•	internal financial projections for GreenPoint for the year ending December 31, 2004 furnished by and discussed with management of GreenPoint;

•	consensus earnings per share estimates for North Fork and GreenPoint for the years ending December 31, 2004 and 2005 published by I/B/E/S;

•	the pro forma financial impact of the merger on North Fork, based on assumptions relating to transaction expenses, purchase accounting adjustments and cost savings determined by management of North Fork;

•	the publicly reported historical price and trading activity for North Fork’s and GreenPoint’s common stock, including a comparison of certain financial and stock market information for North Fork and GreenPoint with similar publicly available information for other companies identified below, the securities of which are publicly traded;

•	the financial terms of certain recent business combinations in the commercial bank and savings institutions industries, to the extent publicly available;

•	the current market environment generally and the banking environment in particular; and

•	such other information, financial studies, analyses and investigations and financial, economic and market criteria as Sandler O’Neill considered relevant. All such studies, analyses, investigations and criteria material to Sandler O’Neill’s review and opinion are summarized below.

      Sandler O’Neill also discussed with members of senior management of North Fork the business, financial condition, results of operations and prospects of North Fork and their views of the strategic rationale for the merger, and held similar discussions with members of senior management of GreenPoint regarding the business, financial condition, results of operations and prospects of GreenPoint.

      In performing its reviews and analyses and in rendering its opinion, Sandler O’Neill assumed and relied upon the accuracy and completeness of all the financial information, analyses and other information that was publicly available or otherwise furnished to, reviewed by or discussed with it and further relied on the assurances of management of North Fork and GreenPoint that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. Sandler O’Neill was not asked to and did not independently verify the accuracy or completeness of any of such information and they did not assume any responsibility or liability for the accuracy or completeness of any of such information. Sandler O’Neill did not make an independent evaluation or appraisal of the assets, the collateral securing assets or the liabilities, contingent or otherwise, of North Fork or GreenPoint or any of their respective subsidiaries, or the collectibility of any such assets, nor was it furnished with any such evaluations or appraisals. Sandler O’Neill is not an expert in the evaluation of allowances for loan losses and it did not make an independent evaluation of the adequacy of the allowance for loan losses of North Fork or GreenPoint, nor did it review any individual credit files relating to North Fork or GreenPoint. With North Fork’s consent, Sandler O’Neill assumed that the respective allowances for loan losses for both North Fork and GreenPoint were adequate to cover such losses and would be adequate on a pro forma basis for the combined entity. In addition, Sandler O’Neill did not conduct any physical inspection of the properties or facilities of North Fork or GreenPoint. At North Fork’s direction, Sandler O’Neill relied solely on information provided by North Fork as to all matters relating to North Fork’s acquisition of Trustcompany and made no independent investigation of any such matters.

      Sandler O’Neill’s opinion was necessarily based upon market, economic and other conditions as they existed on, and could be evaluated as of, the date of its opinion. Sandler O’Neill assumed, in all respects material to its analyses, that all of the representations and warranties contained in the merger agreement and all related agreements were true and correct, that each party to such agreements would perform all of the covenants required to be performed by such party under such agreements and that the conditions precedent in the merger agreement were not waived. Sandler O’Neill also assumed, with North Fork’s consent, that there had been no material change in North Fork’s and GreenPoint’s assets, financial condition, results of operations, business or prospects since the date of the last financial statements made available to them; that North Fork and GreenPoint would remain as going concerns for all periods relevant to its analyses; and that the merger would qualify as a tax-free reorganization for federal income tax purposes. Finally, with North Fork’s consent, Sandler O’Neill relied upon the advice North Fork received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the merger and the other transactions contemplated by the agreement.

      In rendering its opinion, Sandler O’Neill performed a variety of financial analyses. The following is a summary of the material analyses performed by Sandler O’Neill but is not a complete description of all the analyses underlying Sandler O’Neill’s opinion. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Sandler O’Neill believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. Also, no company included in Sandler O’Neill’s comparative analyses described below is identical to North Fork or GreenPoint, and no transaction is identical to the merger. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or merger transaction values, as the case may be, of North Fork or GreenPoint and the companies to which they are being compared.

      The earnings projections for North Fork and GreenPoint used and relied upon by Sandler O’Neill in its analyses were based upon internal financial projections provided by each company. With respect to such financial projections and all projections of transaction costs, purchase accounting adjustments and expected cost savings relating to the merger furnished to Sandler O’Neill by North Fork, North Fork’s and GreenPoint’s managements confirmed to Sandler O’Neill that they reflected the best currently available estimates and judgments of such managements of the future financial performance of North Fork and GreenPoint, respectively, and Sandler O’Neill assumed for purposes of its analyses that such performances would be achieved. Sandler O’Neill expressed no opinion as to such financial projections or the assumptions on which they were based. The financial projections for North Fork and GreenPoint were prepared for internal purposes only and not with a view towards public disclosure. These projections, as well as the other estimates used by Sandler O’Neill in its analyses, were based on numerous variables and assumptions which are inherently uncertain and, accordingly, actual results could vary materially from those set forth in such projections.

      In performing its analyses, Sandler O’Neill also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of North Fork, GreenPoint and Sandler O’Neill. The analyses performed by Sandler O’Neill are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Sandler O’Neill prepared its analyses solely for purposes of rendering its opinion and provided such analyses to the North Fork board at the February 15th meeting. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, Sandler O’Neill’s analyses do not necessarily reflect the value of North Fork’s common stock or GreenPoint’s common stock or the prices at which North Fork’s or GreenPoint’s common stock may be sold at any time.

      Summary of Financial Terms of the Merger. Sandler O’Neill reviewed the financial terms of the proposed transaction. Based upon the closing price of North Fork’s common stock on Friday, February 13, 2004 (the last trading day before the North Fork board meeting on Sunday, February 15, 2004) of $43.75 and the exchange ratio of 1.0514, Sandler O’Neill calculated an implied transaction value of $46.00 per

GreenPoint share and an implied aggregate transaction value of approximately $6.3 billion. The implied aggregate transaction value was based upon 131.7 million shares of GreenPoint common stock outstanding as of December 31, 2003, plus the value of outstanding options to purchase 11.8 million shares of GreenPoint common stock calculated using the implied transaction value per share less a weighted average exercise price of $23.42 per share.

      GreenPoint Stock Trading History. Sandler O’Neill reviewed the history of the reported trading prices and volume of GreenPoint’s common stock and the relationship between the movements in the prices of GreenPoint’s common stock to movements in the following indices: Standard & Poor’s 500 Index, Standard & Poor’s Bank Index, the Nasdaq Bank Index and the median performance of a peer group of publicly traded savings institutions selected by Sandler O’Neill. The composition of the peer group is discussed under “— GreenPoint Comparable Company Analysis” below. During the period beginning February 13, 2003 and ended February 3, 2004 (the last trading day prior to specific public rumors surfacing regarding a potential sale of GreenPoint), GreenPoint common stock performed on a par with its peer group and outperformed the other indices to which it was compared. During the period beginning February 13, 2001 and ended February 3, 2004, GreenPoint common stock outperformed each of the indices to which it was compared. The results of the indexed comparisons are as follows:

	Beginning Index Value	Ending Index Value	Ending Index Value
	February 13, 2003	February 3, 2004(a)	February 13, 2004(b)

GreenPoint	100.0%	141.6%	164.4%
Peer Group	100.0	141.9	146.5
Nasdaq Bank Index	100.0	135.2	136.4
S&P Bank Index	100.0	132.8	133.5
S&P 500 Index	100.0	139.0	140.2

	Beginning Index Value	Ending Index Value	Ending Index Value
	February 13, 2001	February 3, 2004(a)	February 13, 2004(b)

GreenPoint	100.00%	163.1%	189.4%
Peer Group	100.00	156.1	161.1
Nasdaq Bank Index	100.00	148.5	149.8
S&P Bank Index	100.00	117.0	117.6
S&P 500 Index	100.00	86.1	86.9

(a)	Last trading day prior to specific public rumors surfacing regarding a potential sale of GreenPoint.

(b)	Last trading date before the North Fork February 15, 2004 board meeting.

      GreenPoint Comparable Company Analysis. Sandler O’Neill used publicly available information to compare selected financial and market trading information for GreenPoint and a comparable group of savings institutions selected by Sandler O’Neill. The peer group consisted of the following publicly traded institutions that had total assets ranging from $9.5 billion to $275.2 billion as of December 31, 2003:

•	Astoria Financial Corporation

•	Commercial Federal Corporation

•	Downey Financial Corp.

•	Flagstar Bancorp, Inc.

•	Golden West Financial Corporation Independence.

•	Community Bank Corp

•	IndyMac Bancorp Inc.

•	New York Community Bancorp, Inc.

•	Sovereign Bancorp, Inc.

•	Washington Mutual, Inc.

•	Webster Financial Corporation

•	Westcorp

The analysis compared publicly available financial information for GreenPoint with that of each of the institutions in the peer group. The table below sets forth the data for GreenPoint and the median data for the peer group. Unless otherwise noted, financial data was as of or for the year ended December 31, 2003 and market data was as of February 13, 2004. Projected earnings per share data were based on median I/B/E/S estimates as of February 13, 2004. I/B/E/S median estimates as of February 13, 2004 for GreenPoint’s calendar years 2004 and 2005 EPS on a GAAP basis were $3.79 and $4.15, respectively. These I/B/E/S estimates were generally consistent with corresponding internal financial forecasts relating to GreenPoint provided to Sandler O’Neill by GreenPoint. As illustrated in the table, GreenPoint’s return on average assets and return on average equity were superior to the median performance of the peer group. At February 3, 2004 (the last trading day prior to specific public rumors surfacing regarding a potential sale of GreenPoint) and February 13, 2004, GreenPoint’s common stock was trading at a higher multiple of tangible book value but at a lower price/earnings multiple than the peer group median.

			GreenPoint Peer
	GreenPoint		Group Median

Total assets (in millions)	$22,985.0		$14,592.3
Tangible equity/tangible assets	6.39%		6.02%
Last twelve months (“LTM”) return on average assets	2.12%		1.26%
LTM return on average equity	25.28%		14.88%
Stock price/tangible book value per share	427.75%		272.04%
Stock price/LTM earnings per share (“EPS”)	12.36	x(1)	14.90	x
Stock price/estimated 2004 EPS	12.32	x(1)	13.30	x
Stock price/estimated 2005 EPS	11.28	x(1)	11.95	x
Market capitalization (in millions)	$6,176.7	(1)	$2,284.5

(1)	Multiples of stock price/LTM EPS, stock price/estimated 2004 EPS, stock price/estimated 2005 EPS and market capitalization for GreenPoint as of February 3, 2004 (the last trading day prior to public rumors surfacing regarding a potential sale of GreenPoint) were 10.64x, 10.61x, 9.72x and $5,319.4 million, respectively.

      GreenPoint Discounted Dividend Stream and Terminal Value Analysis. Sandler O’Neill performed an analysis that estimated the future stream of after-tax dividend flows of GreenPoint through December 31, 2007 under various circumstances, assuming GreenPoint’s projected dividend stream and that GreenPoint performed in accordance with the net income projections for 2004 and 2005 reviewed with GreenPoint’s and North Fork’s management, adjusted on a per share basis to exclude any share repurchases. For periods after 2005, Sandler O’Neill assumed an annual earnings per share growth rate of approximately 7%. To approximate the terminal value of GreenPoint’s common stock at December 31, 2007, Sandler O’Neill applied price/earnings per share multiples ranging from 10x to 18x. The dividend income streams and terminal values were then discounted to present values using different discount rates ranging from 9% to 13% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of GreenPoint common stock. As illustrated in the following table, this analysis indicated an imputed range of values per share of GreenPoint common stock of $29.64 to $57.48. The implied transaction value of the merger as calculated by Sandler O’Neill was $46.00 per share.

	Price Per Share/ Earnings Per Share Multiple

Discount Rate	10x	12x	14x	16x	18x

9%	$33.98	$39.85	$45.73	$51.61	$57.48
10%	32.82	38.49	44.15	49.82	55.48
11%	31.72	37.18	42.64	48.11	53.57
12%	30.66	35.93	41.20	46.47	51.74
13%	29.64	34.73	39.82	44.91	49.99

      In connection with its analyses, Sandler O’Neill considered and discussed with the North Fork board how the present value analyses would be affected by changes in the underlying assumptions, including variations with respect to earnings. Sandler O’Neill noted that the discounted dividend stream and terminal value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

      Analysis of Other Selected Merger Transactions. Sandler O’Neill reviewed the 20 merger transactions announced nationwide from January 1, 2002 through February 13, 2004 involving savings institutions as acquired institutions with transaction values greater than $200 million. Sandler O’Neill also reviewed the 6 merger transactions announced nationwide during the same period involving commercial banking or savings institutions as acquired institutions with transaction values greater than $2 billion. Sandler O’Neill reviewed the multiples of transaction price at announcement to last twelve months’ earnings per share, transaction price to estimated current year earnings per share, transaction price to book value per share, transaction price to tangible book value per share, tangible book premium to core deposits and premium to market price one month and two days prior to transaction announcement for each transaction and computed high, low, mean and median multiples and premiums for both groups of transactions. Based upon financial information for GreenPoint for the year ended December 31, 2003 and an implied transaction value of $46.00 per share, Sandler O’Neill calculated the same multiples and premiums for the merger. The table below sets forth the multiples for the merger and the range of multiples and median multiples for groups described above.

			>$200 Million Savings			>$2 Billion Depository
			Institution Transactions			Institution Transactions

	North		Range of	Median		Range of	Median
	Fork/GreenPoint		Multiples	Multiples		Multiples	Multiples

Transaction value to:
LTM earnings per share	12.1	x	10.6x - 33.0x	18.6	x	13.3x - 22.6x	17.9	x
Estimated 2004 earnings per share	12.1	x(1)	10.7x - 25.5x	18.4	x	11.7x - 18.9x	17.2	x
Tangible book value per share	420%		150% - 396%	270%		283% - 374%	302%
Stated book value per share	330%		139% - 315%	225%		165% - 276%	256%
Tangible book premium/Core deposits(2)	40.6%		7.9% - 35.4%	23.2%		20.0% - 31.1%	26.7%
Premium (discount) to current market price(3)	(1.8)%		0.6% - 65.8%	18.6%		0.6% - 41.8%	16.5%
Premium (discount) to recent market price(4)	14.1%		9.2% - 67.3%	24.0%		0.8% - 51.6%	22.2%

(1)	Based on median I/B/E/S estimates of $3.79 per share.
(2)	Core deposits exclude all jumbo (balance >$100,000) and brokered certificates of deposit.

(3)	For the merger, based on closing market price of GreenPoint common stock on February 13, 2004 of $46.83. For comparable transactions, based on market price two days prior to announcement of transaction.
(4)	For the merger, based on closing market price of GreenPoint common stock on February 3, 2004 of $40.33. For comparable transactions, based on market price one month prior to announcement of transaction.

      North Fork Stock Trading History. Sandler O’Neill reviewed the history of the reported trading prices and volume of North Fork’s common stock and the relationship between the movements in the prices of North Fork’s common stock to movements in the following indices: the Standard & Poor’s 500 Index, Standard & Poor’s Bank Index, the Nasdaq Bank Index and the median performance of a peer group of publicly traded commercial banking institutions selected by Sandler O’Neill. The composition of the peer group is discussed under “— North Fork Comparable Company Analysis” below. During the one-year period ended February 13, 2004, North Fork common stock slightly underperformed the Standard & Poors 500 but outperformed each of the other indices to which it was compared. During the three-year period ended February 13, 2004, North Fork common stock outperformed each of the indices to which it was compared. The result of the indexed comparisons are as follows:

	Beginning Index Value	Ending Index Value
	February 13, 2003	February 13, 2004(a)

North Fork	100.0%	139.3%
Peer Group	100.0	131.3
Nasdaq Bank Index	100.0	136.4
S&P Bank Index	100.0	133.5
S&P 500 Index	100.0	140.2

	Beginning Index Value	Ending Index Value
	February 13, 2001	February 13, 2004(a)

North Fork	100.0%	173.5%
Peer Group	100.0	111.4
Nasdaq Bank Index	100.0	149.8
S&P Bank Index	100.0	117.6
S&P 500 Index	100.0	86.9

(a)	Last trading date before the February 15, 2004 North Fork board meeting.

      North Fork Comparable Company Analysis. Sandler O’Neill used publicly available information to compare selected financial and market trading information for North Fork and a comparable group of commercial banking institutions selected by Sandler O’Neill. The peer group consisted of the following publicly traded institutions that had total assets ranging from $5.9 billion to $68.1 billion as of December 31, 2003.

•	Banknorth Group, Inc.

•	Chittenden Corporation

•	Commerce Bancorp, Inc.

•	Fulton Financial Corporation

•	Hudson United Bancorp

•	M&T Bank Corporation

•	Mercantile Bankshares Corporation

•	PNC Financial Services Group, Inc. (The)

•	Valley National Bancorp

•	Wilmington Trust Corporation

The analysis compared publicly available financial information for North Fork with that of each of the institutions in the peer group. The table below sets forth the data for North Fork and the median data for the peer group. Unless otherwise noted, financial data was as of or for the year ended December 31, 2003 and market data was as of February 13, 2004. Projected earnings per share data were based on median I/B/E/S estimates as of February 13, 2004. As illustrated in the table, North Fork’s return on average assets and return on average equity were superior to the median performance of the peer group. At February 13, 2004, North Fork’s common stock was trading at a higher multiple of tangible book value than the peer group median and at a similar price/earnings multiple.

			North Fork Peer
	North Fork		Group Median

Total assets (in millions)	$20,961.6		$11,780.7
Tangible equity/tangible assets	5.14%		6.17%
LTM return on average assets	1.86%		1.49%
LTM return on average equity	26.51%		15.25%
Stock price/tangible book value per share	634.67%		387.50%
Stock price/LTM earnings per share	16.89	x	16.80	x
Stock price/estimated 2004 earnings per share	15.41	x	15.31	x
Stock price/estimated 2005 earnings per share	13.94	x	14.04	x
Market capitalization (in millions)	$6,697.2		$3,099.7

      North Fork Discounted Dividend Stream and Terminal Value Analysis. Sandler O’Neill performed an analysis that estimated the future stream of after-tax dividend flows of North Fork through December 31, 2007 under various circumstances, assuming North Fork’s projected dividend stream and that North Fork performed in accordance with the earnings projection reviewed with management. For periods after 2005, Sandler O’Neill assumed an annual earnings per share growth rate of approximately 10%. To approximate the terminal value of North Fork common stock at December 31, 2007, Sandler O’Neill applied price/earnings multiples ranging from 13x to 21x. The dividend income streams and terminal values were then discounted to present values using different discount rates ranging from 9% to 13% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of North Fork common stock. All financial information used for North Fork in this analysis included the projected impact of North Fork’s pending acquisition of Trustcompany. As illustrated in the following table, this analysis indicated an imputed range of values per share of North Fork common stock of $34.11 to $60.71. The closing price of North Fork’s common stock on February 13, 2004 was $43.75.

	Price Per Share/ Earnings Per Share Multiple

Discount Rate	13.0x	15.0x	17.0x	19.0x	21.0x

9.0%	$39.17	$44.56	$49.94	$55.32	$60.71
10.0%	37.82	43.01	48.20	53.39	58.59
11.0%	36.53	41.54	46.54	51.55	56.56
12.0%	35.29	40.12	44.95	49.78	54.61
13.0%	34.11	38.77	43.43	48.10	52.76

      Pro Forma Merger Analysis. Sandler O’Neill analyzed certain potential pro forma effects of the merger, assuming the following: (1) the merger closes in the third quarter of 2004, (2) 100% of the GreenPoint shares are exchanged for North Fork’s common stock at an exchange ratio of 1.0514 per share, (3) all outstanding options to purchase GreenPoint common stock are exercised prior to the merger, and (4) purchase accounting adjustments, charges and transaction costs associated with the merger and cost savings determined by senior management of North Fork. All financial information used for North Fork in this analysis included the projected impact of North Fork’s pending acquisition of Trustcompany. The analysis indicated that for the year ending December 31, 2005, the first full year after the closing of the merger, the merger would be approximately 12% accretive to the North Fork’s projected earnings per share. The analysis also indicated that on September 30, 2004 (the assumed closing date of the merger), the merger would be approximately 12% accretive to tangible book value per share. The actual results achieved by the combined company may vary from projected results and the variations may be material.

      Fees Payable by North Fork to its Financial Advisor. North Fork has agreed to pay Sandler O’Neill a transaction fee in connection with the merger of $7.5 million, of which $1.875 million has been paid and the balance of which is contingent, and payable, upon closing of the merger. North Fork has also paid Sandler O’Neill $500,000 for rendering its opinion, which will be credited against that portion of the transaction fee due upon closing of the merger. North Fork has also agreed to reimburse certain of Sandler O’Neill’s reasonable out-of-pocket expenses incurred in connection with its engagement and to indemnify Sandler O’Neill and its affiliates and their respective partners, directors, officers, employees, agents, and controlling persons against certain expenses and liabilities, including liabilities under securities laws.

      Sandler O’Neill has in the past provided certain investment banking services to North Fork and has received compensation for such services and may provide, and receive compensation for, such services in the future, including during the pendency of the merger. In the ordinary course of its business as a broker-dealer, Sandler O’Neill may purchase securities from and sell securities to North Fork and GreenPoint and their respective affiliates and may actively trade the debt and/or equity securities of North Fork and GreenPoint and their respective affiliates for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

Conversion of Stock

      At the effective time of the merger, each share of GreenPoint common stock outstanding, other than the shares described in the following sentence, will be converted into the right to receive 1.0514 shares of North Fork common stock. Shares of GreenPoint common stock held by North Fork or GreenPoint will not be converted into the right to receive North Fork common stock, except, in both cases, for shares held by North Fork or GreenPoint in a fiduciary capacity for the benefit of third parties and shares held in respect of a debt previously contracted.

      Because the exchange ratio is fixed and because the market price of North Fork common stock will fluctuate prior to the effective time, the implied value of the shares of North Fork common stock that holders of GreenPoint common stock will receive in the merger may increase or decrease prior to and following the merger.

      No fractional shares of North Fork common stock will be issued to any holder of GreenPoint common stock upon completion of the merger. For each fractional share that would otherwise be issued, North Fork will pay cash in an amount equal to the fraction multiplied by the average of the closing sale prices of North Fork common stock on the NYSE as reported by the Wall Street Journal for the five consecutive trading days immediately preceding the date on which the merger is completed. No interest will be paid or accrued on cash payable to holders in lieu of fractional shares.

      Each share of North Fork common stock issued and outstanding immediately prior to the effective time of the merger will remain issued and outstanding as one share of common stock of the combined company immediately after completion of the merger.

      For a description of North Fork common stock and a description of the differences between the rights of the holders of GreenPoint common stock and holders of North Fork common stock, see “Description of North Fork Capital Stock” on page 93 and “Comparison of Stockholders’ Rights” on page 94.

Treatment of Options

      Each outstanding option to acquire GreenPoint common stock granted under GreenPoint’s stock option and incentive plans will be converted automatically at the effective time of the merger into an option to purchase North Fork common stock and will continue to be governed by the terms of the GreenPoint stock plan and related grant agreements under which it was granted, except that:

•	the number of shares of North Fork common stock subject to the new North Fork stock option will be equal to the product of the number of shares of GreenPoint common stock subject to the GreenPoint stock option and the exchange ratio, rounded to the nearest whole share; and

•	the exercise price per share of North Fork common stock subject to the new North Fork stock option will be equal to the exercise price per share of GreenPoint common stock under the GreenPoint stock option divided by the exchange ratio, rounded to the nearest cent.

In any event, stock options that are intended to be incentive stock options under the Internal Revenue Code of 1986, as amended, will be adjusted in the manner prescribed by the Internal Revenue Code.

Treatment of Stock Units

      Each outstanding award or account in respect of shares of GreenPoint common stock established, made or granted under the GreenPoint Recognition and Retention Plan for Employees, the GreenPoint Deferred Compensation Plan and the GreenPoint 1993 Directors Deferred Fee Stock Unit Plan will be converted automatically at the effective time of the merger into a similar instrument in respect of shares of North Fork common stock. The number of shares of North Fork common stock subject to each converted award or account will be equal to the product of the number of shares of GreenPoint common stock subject to the GreenPoint award or account and the exchange ratio, rounded to the nearest whole share.

Exchange of Stock Certificates

      GreenPoint Stockholders. At or prior to the completion of the merger, North Fork will deposit with a bank or trust company certificates representing the shares of North Fork common stock and the cash in lieu of any fractional shares to be issued in the merger in exchange for outstanding shares of GreenPoint common stock. The bank or trust company will act as the exchange agent for the benefit of the holders of certificates of GreenPoint common stock.

      As soon as practicable after the completion of the merger, but in no event later than five business days after that time, a transmittal letter will be mailed by the exchange agent to each GreenPoint stockholder. This transmittal letter will contain instructions for the surrender of certificates representing GreenPoint common stock in exchange for shares of North Fork common stock and any cash in lieu of fractional shares.

      You should not return your GreenPoint common stock certificates with the enclosed proxy and you should not forward them to the exchange agent until you receive a letter of transmittal after completion of the merger.

      Until you surrender your GreenPoint stock certificates for exchange after completion of the merger, you will accrue but will not be paid any dividends or other distributions declared after the effective time with respect to North Fork common stock into which your shares have been converted. When you surrender your certificates, the combined company will pay any unpaid dividends or other distributions, without interest. After the effective time, there will be no transfers on the stock transfer books of

GreenPoint of any shares of GreenPoint common stock. If certificates representing shares of GreenPoint common stock are presented for transfer after the completion of the merger, they will be canceled and exchanged in the manner described above for a certificate representing the applicable number of shares of North Fork common stock and any related payments.

      If a certificate for GreenPoint common stock has been lost, stolen or destroyed, the exchange agent will issue the consideration payable under the merger agreement upon receipt of appropriate evidence as to that loss, theft or destruction, appropriate evidence as to the ownership of that certificate by the claimant, and appropriate and customary indemnification.

      North Fork Stockholders. Holders of North Fork common stock will not be required to exchange certificates representing their shares of North Fork common stock or otherwise take any action as a result of completion of the merger. There is no need for North Fork stockholders to submit their North Fork common stock certificates to North Fork, GreenPoint, the exchange agent or any other person in connection with the merger.

Effective Time

      The merger will be completed when we file a certificate of merger with the Secretary of State of the State of Delaware. However, we may agree to a later time for completion of the merger and specify that time in the certificate of merger. We will complete the merger on the second business day after all the conditions to the merger set forth in the merger agreement have first been satisfied or waived, unless we agree otherwise.

      We anticipate that the merger will be completed during the third quarter of 2004. However, completion of the merger could be delayed if there is a delay in obtaining the required regulatory approvals or in satisfying any other conditions to the merger. There can be no assurances as to whether, or when, North Fork and GreenPoint will obtain the required approvals or complete the merger. If the merger is not completed on or before December 31, 2004, either North Fork or GreenPoint may terminate the merger agreement, unless the failure to complete the merger by that date is due to the failure of the party seeking to terminate the merger agreement to perform its covenants and agreements in the merger agreement. See “— Conditions to the Completion of the Merger” immediately below.

Conditions to the Completion of the Merger

      Completion of the merger is subject to various conditions. While it is anticipated that all of these conditions will be satisfied, there can be no assurance as to whether or when all of the conditions will be satisfied or, where permissible, waived.

      The respective obligations of North Fork and GreenPoint to complete the merger are subject to the following conditions:

•	approval and adoption of the merger agreement by GreenPoint’s and North Fork’s stockholders;

•	approval by the NYSE of listing of the shares of North Fork common stock to be issued in the merger, subject to official notice of issuance;

•	receipt of all required regulatory approvals and expiration of all related statutory waiting periods;

•	effectiveness of the registration statement, of which this joint proxy statement-prospectus constitutes a part, for the North Fork shares to be issued in the merger;

•	absence of any judgment, order, injunction or decree of a court or agency of competent jurisdiction which prohibits completion of the merger;

•	absence of any statute, rule, regulation, order, injunction or decree which prohibits or makes illegal completion of the merger;

•	accuracy of the other party’s representations and warranties contained in the merger agreement, except, in the case of most of such representations and warranties, where the failure to be accurate has not had and would not be reasonably likely to have a material adverse effect on the party making the representations and warranties (see “— Representations and Warranties” below), and the performance by the other party of its obligations contained in the merger agreement in all material respects; and

•	the receipt by each party of an opinion of its counsel, dated the closing date of the merger, substantially to the effect that the merger will be treated for United States federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

Representations and Warranties

      Each of GreenPoint and North Fork has made representations and warranties to the other in the merger agreement as to:

•	corporate existence, good standing and qualification to conduct business;

•	capital structure;

•	due authorization, execution, delivery and enforceability of the merger agreement;

•	absence of any violation of agreements or law or regulation as a result of the merger;

•	governmental and third party consents necessary to complete the merger;

•	SEC and regulatory filings;

•	financial statements;

•	fees payable to financial advisors in connection with the merger;

•	absence of material adverse changes;

•	legal proceedings and regulatory actions;

•	tax matters;

•	tax treatment of the merger;

•	employee benefit matters;

•	labor relations;

•	accuracy of information included in this document;

•	compliance with laws;

•	material contracts;

•	investment securities;

•	environmental matters;

•	derivative transactions;

•	receipt of fairness opinions;

•	loan portfolio;

•	property;

•	intellectual property; and

•	disclosure controls and procedures.

North Fork has also made representations and warranties to GreenPoint with respect to North Fork’s ownership of GreenPoint common stock and the validity of the shares of North Fork common stock to be issued in connection with the merger. GreenPoint has also made representations and warranties to North Fork with respect to the inapplicability of the business combination provision of its certificate of incorporation and the inapplicability of state anti-takeover laws.

      Most of the representations and warranties of the parties will be deemed to be true and correct unless the totality of any facts, circumstances or events inconsistent with the representations or warranties has had or is reasonably likely to have a material adverse effect on the business, results of operations or financial condition of the party making the representations and warranties or on the ability of the party to complete the transactions contemplated by the merger agreement. In determining whether a material adverse effect has occurred or is likely, the parties will disregard any effects resulting from (1) changes in banking or similar laws, rules or regulations of general applicability or their interpretations by courts or governmental authorities; (2) changes in generally accepted accounting principles, regulatory accounting principles or interpretations of those principles, in each case which affects banks or their holding companies generally; (3) changes that arise out of the merger agreement (including the announcement of the merger) or in compliance with the terms and conditions of the merger agreement; (4) events, conditions or trends in economic, business or financial conditions affecting banks or their holding companies generally; (5) changes in national or international political or social conditions, including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon or within the United States, or any of its territories, possessions or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States; or (6) change in the stock price or trading volume of the party.

Conduct of Business Pending the Merger

      Each of the parties has agreed, during the period from the date of the merger agreement to the completion of the merger to use its reasonable best efforts to:

•	preserve its business organization and that of its subsidiaries intact;

•	keep available to itself and to the combined company the present services of its officers and employees; and

•	preserve for itself and for the combined company the goodwill of its customers and its subsidiaries’ customers and others with whom business relationships exist.

      In addition, each of North Fork and GreenPoint has agreed that it will not, and will not permit any of its subsidiaries to, without the prior written consent of the other party,

•	in the case of GreenPoint, declare or pay any dividend or make any distribution on its capital stock, other than (1) dividends and distributions by a direct or indirect wholly owned subsidiary to its parent or (2) normal quarterly dividends not in excess of $.30 per share and, in the case of North Fork, declare or pay any extraordinary or special dividends or make any extraordinary or special distributions on its capital stock, except that the merger agreement does not prevent North Fork from increasing its regular quarterly cash dividends;

•	acquire or agree to acquire any business or any corporation, partnership, association or other business organization or division, or acquire any assets which would be material to the party, other than in connection with foreclosures, settlements in lieu of foreclosures or troubled loan or debt restructurings in the ordinary course of business consistent with prudent banking practices, except that North Fork may complete an acquisition if it would not reasonably be expected to have a material adverse effect on North Fork or materially delay completion of the merger;

•	take any action or fail to take any action that is intended or may reasonably be expected to result in any of the party’s representations and warranties being or becoming untrue in any material respect, or in any conditions to the merger not being satisfied;

•	change its methods of accounting in effect at September 30, 2003, except as required by changes in GAAP or regulatory accounting principles concurred to by its independent auditors;

•	amend its certificate of incorporation or bylaws, except that North Fork may authorize additional common shares or designate the terms of preferred shares; or

•	take or cause to be taken, or fail to take or cause to be taken, any action that would reasonably be expected to disqualify the merger as a reorganization under Section 368(a) of the Internal Revenue Code.

      GreenPoint has agreed to conduct its business in the ordinary course consistent with past practice, and has agreed to additional covenants that place restrictions on the conduct of the business of GreenPoint and its subsidiaries, including specific covenants providing that GreenPoint and its subsidiaries will not, without the prior written consent of North Fork or as otherwise previously agreed,

•	split, combine or reclassify any shares of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock;

•	repurchase, redeem or otherwise acquire any shares of the capital stock of GreenPoint or any of its subsidiaries, or any securities convertible into or exercisable for any shares of the capital stock of GreenPoint or any of its subsidiaries;

•	issue, deliver, sell, pledge or otherwise encumber or subject to any lien or authorize or propose the issuance, delivery, sale, pledge or encumbrance of or subject to any lien, any shares of its capital stock or any securities convertible into or exercisable for, or any rights, warrants or options to acquire, any such shares, except upon the exercise or fulfillment of rights or options issued or existing pursuant to employee benefit plans, programs or arrangements, in accordance with their present terms;

•	make capital expenditures other than in the ordinary and usual course of business consistent with past practice;

•	enter into any new line of business;

•	open, close, sell or acquire any branches;

•	incur any indebtedness for borrowed money or issue any debt securities or assume or guarantee the obligations of any third party or make any loans to or investments in any person other than in the ordinary course of business consistent with past practice;

•	except as required by applicable law or as required to maintain qualification pursuant to the Internal Revenue Code, adopt, amend, renew or terminate any employee benefit plan or any agreement, arrangement, plan or policy between GreenPoint or any of its subsidiaries and any of its current or former directors, officers or employees;

•	except for normal increases in the ordinary course of business consistent with past practice or as required by applicable law, increase in any manner the compensation or fringe benefits of any directors, officer or employee or pay any benefit not contemplated by any employee benefit plan or agreement in effect as of the date of the merger agreement;

•	make any equity or equity-based grants or allocations under any employee benefit plan (including the granting of stock options, stock appreciation rights, restricted stock, restricted stock units or performance units or shares);

•	sell, license, lease, encumber, assign or otherwise dispose of, or agree to sell, license, lease, encumber, assign or otherwise dispose of, abandon or fail to maintain, any of its material assets, properties or other rights or agreements other than in the ordinary course of business consistent with past practice;

•	file any application to establish, relocate or terminate the operations of, any banking office of GreenPoint or any of its subsidiaries;

•	create, renew, amend or terminate, fail to perform any obligations under, waive or release any rights under or give notice of a proposed renewal, amendment, waiver, release or termination of, any material contract, agreement or lease for goods, services or office space to which GreenPoint or any of its subsidiaries is a party or by which GreenPoint or any of its subsidiaries or their respective properties is bound, other than in the ordinary course of business and with prior notice to North Fork;

•	enter into any agreement, letter of intent or agreement in principle (whether or not binding) relating to any acquisition proposal (as defined under “— No Solicitations of Alternative Transactions”);

•	make or change any material tax elections (unless required by applicable law), file any material amended tax return, enter into any closing agreement, settle or compromise any material liability with respect to taxes, agree to any material adjustment of any tax attribute, file any claim for a material refund of taxes, or consent to any extension or waiver of the limitation period applicable to any tax claim or assessment;

•	pay, discharge, settle, compromise or satisfy any claims, liabilities or obligations, including taking any action to settle or compromise any litigation, in each case, material to GreenPoint and its subsidiaries, other than the payment, discharge, settlement, compromise or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms, of liabilities reflected or reserved against in, or contemplated by the financial statements for the nine months ended September 30, 2003, or incurred since that time in the ordinary course of business consistent with past practice; or

•	restructure or materially change its investment securities portfolio or the manner in which the portfolio is classified or reported.

Reasonable Best Effort to Obtain Required Stockholder Vote

      Each of GreenPoint and North Fork will take all steps necessary to duly call, give notice of, convene and hold a meeting of its stockholders to be held as soon as is reasonably practicable after the date on which the registration statement of which this document is part becomes effective for the purpose of voting upon the adoption of the merger agreement. Each of GreenPoint and North Fork will, through its board of directors, use its reasonable best efforts to obtain the approval of its respective stockholders in respect of the foregoing. Nothing in the merger agreement is intended to relieve the parties of their respective obligations to submit the merger agreement to their stockholders for a vote on its adoption.

No Solicitation of Alternative Transactions

      Each of North Fork and GreenPoint has agreed that it and its subsidiaries will not authorize its officers, directors or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by it or any of its subsidiaries to (1) solicit, initiate or encourage (including by way of furnishing information or assistance), or take any other action designed to facilitate or encourage any inquiries or the making of any proposal that constitutes, or is reasonably likely to lead to, any acquisition proposal, (2) participate in any discussions or negotiations regarding any acquisition proposal or (3) make or authorize any statement, recommendation or solicitation in support of any acquisition proposal.

      For purposes of the merger agreement, the term “acquisition proposal” means, with respect to either of us, any inquiry, proposal or offer, filing of any regulatory application or notice or disclosure of an intention to do any of the foregoing from any person relating to any (1) direct or indirect acquisition or purchase of a business that constitutes a substantial portion of the net revenues, net income or assets of either of us or any of our respective significant subsidiaries, (2) direct or indirect acquisition or purchase of any class of equity securities representing 10% or more of the voting power of either of us or any of our respective significant subsidiaries, (3) tender offer or exchange offer that if completed would result in any person beneficially owning 10% or more of the voting power of either of us, or (4) merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving either of us or any of our respective subsidiaries, other than transactions contemplated by the merger agreement or, in the case of North Fork, a transaction that would not reasonably be expected to have a material adverse effect on North Fork or materially delay the completion of the merger.

      The merger agreement permits us to comply with Rule 14d-9 and Rule 14e-2 under the Securities Exchange Act with regard to an acquisition proposal that either of us may receive. In addition, if either of us receives an unsolicited bona fide written acquisition proposal, the party receiving the proposal may engage in discussions with or provide nonpublic information to the person making that acquisition proposal only if:

•	the board of directors of the party receiving the acquisition proposal receives the acquisition proposal prior to that party’s stockholders meeting;

•	the board of directors of the party receiving the acquisition proposal, after consultation with outside legal counsel, determines in good faith that the failure to engage in those discussions or provide information would cause it to violate its fiduciary duties under applicable law;

•	the party receiving the acquisition proposal enters into a confidentiality agreement with the person making the inquiry or proposal having terms that are no less favorable to the party providing the information than those in the confidentiality agreement between North Fork and GreenPoint; and

•	the party receiving the acquisition proposal notifies the other party to the merger agreement promptly, and in any event within 24 hours of that party’s receipt of any acquisition proposal or any request for nonpublic information relating to that party by any third party considering making, or that has made, an acquisition proposal, of the identity of the third party, the material terms and conditions of any inquiries, proposals or offers, and updates on the status of the terms of any proposals, offers, discussions or negotiations on a current basis.

Termination of the Merger Agreement

      General. The merger agreement may be terminated at any time prior to completion of the merger, whether before or after the approval of the merger by our respective stockholders, in any of the following ways:

•	by mutual consent of North Fork and GreenPoint;

•	by either North Fork or GreenPoint, 60 days after the date on which any request or application for a required regulatory approval is denied by the governmental entity which must grant the approval, unless within the 60-day period a petition for rehearing or an amended application has been filed with the applicable governmental entity, except that no party may so terminate the merger agreement if the denial or failure to file is a result of the failure of such party to perform or observe its covenants and agreements contained in the merger agreement;

•	by either North Fork or GreenPoint, if any governmental entity of competent jurisdiction has issued a final nonappealable order enjoining or otherwise prohibiting the merger;

•	by either North Fork or GreenPoint, if the merger is not completed on or before December 31, 2004, unless the failure of the closing to occur by this date is due to the failure of the party seeking to terminate the merger agreement to perform or observe its covenants and agreements contained in the merger agreement;

•	by either North Fork or GreenPoint, if any approval of the stockholders of North Fork or GreenPoint required for completion of the merger has not been obtained;

•	by either North Fork or GreenPoint, if (1) the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained in the merger agreement and (2) there has been a breach of any of the representations or warranties of the other party in the merger agreement, which breach is not cured within 30 days following written notice to the party committing the breach, or which breach, by its nature, cannot be cured prior to the closing date of the merger, and which breach, individually or together with all other breaches, would, if occurring or continuing on the closing date, result in the failure of the condition relating to breaches of representations or warranties described under “— Conditions to the Completion of the Merger”;

•	by either North Fork or GreenPoint, if (1) the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained in the merger agreement and (2) there has been a breach of any of the covenants or agreements of the other party in the merger agreement, which breach is not cured within 30 days following written notice to the party committing the breach, or which breach, by its nature, cannot be cured prior to the closing date of the merger, and which breach, individually or together with all other breaches, would, if occurring or continuing on the closing date, result in the failure of the condition relating to the performance of obligations described under “— Conditions to the Completion of the Merger”; or

•	by either North Fork or GreenPoint, if (1) the board of directors of the other does not publicly recommend in this document that its stockholders approve and adopt the merger agreement, (2) after recommending in this document that its stockholders approve and adopt the merger agreement, the board of directors withdraws, modifies or amends its recommendation in a manner adverse to the other party, (3) the board of directors of the other authorizes, recommends, proposes or publicly announces its intention to authorize, recommend or propose an acquisition proposal with any person other than the terminating party or (4) the other party materially breaches its obligation to hold its stockholders meeting to vote on the approval and adoption of the merger agreement or fails to prepare and mail to its stockholders this joint proxy statement-prospectus.

      Termination Fees. The merger agreement provides that each of us may be required to pay a termination fee to the other of up to $250 million in the following circumstances:

•	If a party terminates the merger agreement because (1) the board of directors of the other party did not publicly recommend in this document that its stockholders approve and adopt the merger agreement, (2) after recommending in this document that its stockholders approve and adopt the merger agreement, the board of directors withdrew, modified or amended its recommendation in a manner adverse to the other party, (3) the board of directors of the other party authorized, recommended, proposed or publicly announced its intention to authorize, recommend or propose an acquisition proposal with any person other than the terminating party or (4) the other party materially breached its obligations to hold its stockholders meeting to vote on the approval and adoption of the merger agreement or failed to prepare and mail to its stockholders this joint proxy statement-prospectus, the other party must pay the full termination fee on the business day following the termination.

•	If (1) the merger agreement is terminated by either party because the required stockholder vote of a party was not obtained at that party’s stockholders meeting and (2) an acquisition transaction for that party was publicly announced or otherwise communicated to the senior management or board of directors of that party before its stockholders meeting, which we refer to as a public proposal, then the party whose stockholders failed to approve the merger agreement must pay the other party one-third of the termination fee. If, within 18 months after this termination of the merger agreement, the party whose stockholders failed to approve the merger agreement enters into an agreement for, or completes, an acquisition transaction, the remaining two-thirds of the termination fee will become payable to the other party.

•	If (1) the merger agreement is terminated by either party because the merger has not been completed by December 31, 2004 or by one party because of a material breach by the other party that causes a condition to the merger to not be satisfied, (2) a public proposal for a party was made before the merger agreement was terminated and (3) after the announcement of the public proposal, that party intentionally breached any of its representations, warranties, covenants or agreements and the breach materially contributed to the failure of the merger to become effective, then the party that committed the breach must pay the other party one-third of the termination fee. If, within 18 months after this termination of the merger agreement, the breaching party enters into an agreement for, or completes, an acquisition transaction, the remaining two-thirds of the termination fee will become payable to the other party.

      “Acquisition transaction” means

•	the direct or indirect acquisition, purchase or assumption of all or a substantial portion of the assets or deposits of GreenPoint or North Fork, as the case may be;

•	the acquisition by any person of direct or indirect beneficial ownership of 20% or more of the outstanding shares of voting stock of GreenPoint or North Fork, as the case may be; or

•	a merger, consolidation, business combination, liquidation, dissolution or similar transaction involving GreenPoint or North Fork, as the case may be, other than a merger, business combination or similar transaction of the party in question if (1) the stockholders of that party immediately before the transaction own at least 60% of the voting stock of the entity surviving the transaction (or the parent of the surviving entity) immediately following the transaction and (2) as a result of the transaction no person or group owns or controls 20% or more of the voting stock of the surviving entity (or parent of the surviving entity) immediately following the transaction.

      The purpose of the termination fees is to encourage the commitment of the parties to the merger, and to compensate one party if the other party engages in certain conduct which would make the merger less likely to occur. The effect of the termination fees could be to discourage other companies from seeking to acquire or merge with either North Fork or GreenPoint prior to completion of the merger, and could cause North Fork or GreenPoint to reject any acquisition proposal from a third party which does not take into account the termination fee.

      Effect of Termination. If the merger agreement is terminated, it will become void and there will be no liability on the part of North Fork or GreenPoint or their respective officers or directors, except that:

•	any termination will be without prejudice to the rights of any party arising out of the willful breach by the other party of any provision of the merger agreement; and

•	designated provisions of the merger agreement, including the payment of fees and expenses, the confidential treatment of information and, if applicable, the termination fee described above, will survive the termination.

Regulatory Approvals Required for the Merger

      Completion of the merger of North Fork and GreenPoint is subject to regulatory approvals and consents.

      The merger is subject to the prior approval of the Federal Reserve Board under the Bank Holding Company Act of 1956, as amended, or the BHC Act. North Fork filed an application with the Federal Reserve Board on April 16, 2004 for approval of the merger. In reviewing applications under the BHC Act, the Federal Reserve Board must consider, among other factors, the financial and managerial resources and future prospects of the existing and proposed organization or institution, the competitive effects of the merger and the convenience and needs of the communities to be served including the record of performance under the Community Reinvestment Act of 1977, or CRA, which is discussed below. The Federal Reserve Board may not approve a transaction that will result in a monopoly or be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any part of the United States, if its effect in any section of the country may be substantially to lessen competition or tend to create a monopoly, or if it would in any other manner be a restraint of trade, unless the Federal Reserve Board finds that the anti-competitive effects of the transaction are clearly outweighed by the public interests and the probable effect of the transaction on meeting the convenience and needs of the communities to be served. Any transaction approved by the Federal Reserve Board may not be completed until 30 days after approval, during which time, the Department of Justice may challenge the transaction on antitrust grounds and seek the divestiture of certain assets and liabilities. With the respective approvals of the Federal Reserve Board and the Department of Justice, the waiting period may be reduced to no less than 15 days.

      The merger is also subject to the prior approval of the New York State Banking Department under the New York Banking Law. North Fork filed an application with the New York State Banking Department on March 17, 2004. In determining whether to approve the application, the New York State Banking Department was required to consider, among other factors:

•	whether the merger would be consistent with adequate or sound banking and would not result in concentration of assets beyond limits consistent with effective competition; and

•	whether the merger would result in such a lessening of competition as to be injurious to the interest of the public or tend toward monopoly.

      The New York State Banking Department also was required to consider the public interest and the needs and convenience of the public, including each party’s CRA record, which is discussed below. Further, it is the policy of the State of New York to:

•	ensure the safe and sound conduct of banking organizations;

•	conserve assets of banking organizations;

•	prevent hoarding of money;

•	eliminate unsound and destructive competition among banking organizations; and

•	maintain public confidence in the business of banking and protect the public interest and the interests of depositors, creditors, and stockholders.

      The New York State Banking Department approved North Fork’s application to complete the merger as of May 29, 2004.

      Under the CRA and the comparable provisions of the New York Banking Law, the Federal Reserve Board and New York State Banking Department also must take into account the record of performance of each of North Fork Bank and GreenPoint Bank (and Superior Savings, in the case of the Federal Reserve Board) in meeting the credit needs of the entire community, including low- and moderate-income neighborhoods served by each institution. As part of the review process, the banking agencies frequently receive comments and protests from community groups and others.

      In addition, the transactions contemplated by the merger agreement may require notification to or approvals from various state regulators in connection with GreenPoint’s insurance, mortgage banking and discontinued manufactured housing businesses.

      We do not know of any reason why we would not be able to obtain the regulatory approvals in a timely manner. We are not aware of any other regulatory approvals that would be required for completion of the merger, except as described above. Should any other approvals be required, it is presently contemplated that the approvals would be sought. There can be no assurance that any other approvals, if required, will be obtained.

      The merger cannot proceed in the absence of any requisite regulatory approvals. See “— Conditions to the Completion of the Merger” on page 62 and “— Termination of the Merger Agreement” on page 68. There can be no assurance that all regulatory approvals will be obtained, and if obtained, there can be no assurance as to the date of the approvals. There can likewise be no assurance that the Department of Justice or the New York State Attorney General will not challenge the merger or, if such a challenge is made, as to the result thereof.

Material United States Federal Income Tax Consequences

      The following is a discussion of the material United States federal income tax consequences of the merger to holders of GreenPoint common stock. This discussion is based upon the Internal Revenue Code, as amended, the regulations of the United States Treasury Department, Internal Revenue Service rulings, and judicial and administrative rulings and decisions in effect on the date of this joint proxy statement-prospectus. These authorities may change at any time, possibly retroactively, and any change could affect the continuing validity of this discussion. This discussion does not address any tax consequences arising under the laws of any state, locality or foreign jurisdiction, and accordingly, is not a comprehensive description of all of the tax consequences that may be relevant to any given holder of GreenPoint common stock.

      This discussion assumes that GreenPoint stockholders hold their shares of GreenPoint common stock as capital assets and does not address the tax consequences that may be relevant to a particular stockholder receiving special treatment under some United States federal income tax laws. Stockholders receiving this special treatment include but are not limited to:

•	foreign persons;

•	financial institutions;

•	tax-exempt organizations;

•	insurance companies;

•	mutual funds;

•	traders in securities that elect mark-to-market;

•	dealers in securities or foreign currencies;

•	persons who received their GreenPoint common stock through the exercise of employee stock options or otherwise as compensation;

•	persons who have a functional currency other than the U.S. dollar; and

•	persons who hold shares of GreenPoint common stock as part of a hedge, straddle or conversion transaction.

      In connection with the filing of the registration statement, North Fork has received an opinion of Skadden, Arps, Slate, Meagher & Flom LLP, and GreenPoint has received an opinion of Wachtell, Lipton, Rosen & Katz, rendered on the basis of facts, representations of facts, covenants and assumptions set forth or referred to in such opinions, which such counsel have assumed to be consistent with those existing at the effective time of the merger. The respective opinions state that the merger will be treated for United States federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. If the merger is treated in this manner,

•	No gain or loss will be recognized by North Fork or GreenPoint as a result of the merger;

•	No gain or loss will be recognized by a stockholder of GreenPoint who exchanges all of his or her shares of GreenPoint common stock solely for shares of North Fork common stock, except for any gain recognized with respect to cash received instead of a fractional share of North Fork common stock;

•	the aggregate tax basis of the shares of the common stock received by holders of GreenPoint common stock who exchange all of their GreenPoint common stock for shares of North Fork common stock in the merger will be the same as the aggregate tax basis of the shares of GreenPoint common stock surrendered in exchange therefor (reduced by any amount allocable to a fractional share of North Fork common stock for which cash is received); and

•	the holding period of the shares of North Fork common stock received by a GreenPoint stockholder generally will include the holding period of shares of GreenPoint common stock surrendered in exchange therefor.

      A GreenPoint stockholder who receives cash instead of a fractional share of North Fork common stock should recognize capital gain or loss equal to the difference between the cash amount received and the portion of the stockholder’s adjusted tax basis in shares of GreenPoint common stock allocable to the fractional share. This gain or loss will be long-term capital gain or loss for United States federal income tax purposes if the stockholder’s holding period in the shares of GreenPoint common stock exchanged for the cash in lieu of a fractional share of North Fork common stock is greater than one year.

      Neither North Fork nor GreenPoint will be obligated to complete the merger unless, in the case of North Fork, it has received a further opinion of Skadden, Arps, Slate, Meagher & Flom LLP, and, in the case of GreenPoint, it has received a further opinion of Wachtell, Lipton, Rosen & Katz, at the time of the merger, each stating that the merger will be treated for United States federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. Such opinions will be rendered on the basis of facts, representations of facts, covenants and assumptions set forth or referred to in such opinions.

      Opinions of counsel are not binding on the Internal Revenue Service or the courts. Neither North Fork nor GreenPoint has requested, nor do they intend to request, an advance ruling from the Internal Revenue Service as to the tax consequences of the merger. Accordingly, there can be no assurance that the Internal Revenue Service will not challenge the conclusions reflected in such opinions or that a court will not sustain such a challenge.

      Tax matters are very complicated, and the tax consequences of the merger to each GreenPoint stockholder will depend on the facts of that stockholder’s situation. GreenPoint stockholders are encouraged to consult their own tax advisors regarding the specific tax consequences of the merger, including the applicability and effect of any federal, state, local and foreign income and other tax laws.

Extension, Waiver and Amendment of the Merger Agreement

      Extension and Waiver. At any time prior to the completion of the merger, each of North Fork and GreenPoint may, to the extent legally allowed:

•	extend the time for the performance of any of the obligations or other acts of the other party under the merger agreement;

•	waive any inaccuracies in the other party’s representations and warranties contained in the merger agreement; and

•	waive the other party’s compliance with any of its agreements contained in the merger agreement, or waive compliance with any conditions to its obligations to complete the merger.

      Amendment. Subject to compliance with applicable law, North Fork and GreenPoint may amend the merger agreement at any time before or after approval of the merger agreement by GreenPoint and North Fork stockholders. However, after any approval of the merger agreement by GreenPoint stockholders, there may not be, without their further approval, any amendment of the merger agreement that reduces the amount or changes the form of the consideration to be delivered to the GreenPoint stockholders.

Employee Benefit Plans and Existing Agreements

      Employee Benefit Plans. The merger agreement provides that following the effective time of the merger, North Fork will continue to provide to employees of GreenPoint and its subsidiaries who continue in employment with North Fork or any of its subsidiaries, for so long as each employee remains employed with North Fork or a subsidiary, employee benefits pursuant to GreenPoint’s employee benefit plans or pursuant to the employee benefit plans of North Fork or any of its subsidiaries provided to similarly-situated North Fork employees on terms no less favorable in the aggregate than the benefits provided to such similarly situated employees. Each GreenPoint employee who remains employed by North Fork following completion of the merger and who is terminated during the one-year period following the effective time of the merger will receive severance pay and benefits pursuant to the terms of GreenPoint’s severance policy.

      For purposes of determining an employee’s eligibility to participate, entitlement to benefits (except defined benefit pension benefits) or vested percentage of benefits under the North Fork employee benefit plans, North Fork will give full credit for the service a continuing employee had with GreenPoint prior to the merger. Former employees of GreenPoint will also be given credit for any amounts paid under a corresponding GreenPoint employee benefit plan for purposes of applying deductibles and co-payments as though the employee had paid the amounts in accordance with the terms and conditions of the applicable North Fork plan, and North Fork will waive pre-existing condition limitations and waiting periods to the extent satisfied under a GreenPoint plan.

      Existing Agreements. North Fork is obligated under the merger agreement to honor, in accordance with their terms, all disclosed employee benefit plans, employment, severance and other compensation agreements and arrangements between GreenPoint and its employees, provided that nothing prevents North Fork from amending or terminating any plan in accordance with its terms.

      ESOP. Prior to the effective time of the merger, GreenPoint will terminate its employee stock ownership plan, or ESOP, effective immediately prior to completion of the merger. In accordance with the terms of the ESOP, after such termination the ESOP trustee will sell a number of shares sufficient to repay in full the outstanding acquisition loan of the ESOP. All shares of North Fork common stock and cash held by the ESOP after repayment of such loan will be allocated to the accounts of the eligible participants of the ESOP in accordance with its terms.

Stock Exchange Listing

      North Fork common stock is listed on the NYSE. North Fork has agreed to use its reasonable best efforts to cause the shares of North Fork common stock to be issued in the merger to be listed on the NYSE. It is a condition to completion of the merger that those shares be listed on the NYSE, subject to official notice of issuance.

Expenses

      The merger agreement provides that each of North Fork and GreenPoint will pay its own expenses in connection with the transactions contemplated by the merger agreement, except that North Fork and GreenPoint will share equally the costs and expenses of printing and mailing this joint proxy statement-prospectus to the stockholders of GreenPoint and North Fork, and all filing and other fees paid to the SEC or any other government entity in connection with the merger and the other transactions contemplated by the merger agreement.

Dividends

      The merger agreement provides that, prior to the effective time:

•	North Fork may not declare or pay any special dividends or distributions on North Fork capital stock; the merger agreement does not prevent North Fork from increasing its regular quarterly cash dividend; and

•	GreenPoint may not declare or pay any dividend or distribution on its capital stock, other than (1) dividends and distributions by a direct or indirect wholly owned subsidiary to its parent or (2) normal quarterly dividends not in excess of $.30 per share.

      Prior to completion of the merger, North Fork and GreenPoint will coordinate with each other the declaration, record and payment dates for dividends on the GreenPoint common stock and the North Fork common stock so that GreenPoint stockholders will not receive more than one dividend for any single quarter or fail to receive one dividend for any single quarter.

Appraisal Rights

      Neither North Fork’s nor GreenPoint’s stockholders are entitled to appraisal rights in connection with the merger.

Accounting Treatment

      The merger will be accounted for as a “purchase,” as that term is used under GAAP, for accounting and financial reporting purposes. GreenPoint will be treated as the acquired corporation for accounting and financial reporting purposes. GreenPoint’s assets, liabilities and other items will be adjusted to their estimated fair value on the closing date of the merger and combined with the historical book values of the assets and liabilities of North Fork. Applicable income tax effects of these adjustments will be included as a component of the combined company’s deferred tax asset or liability. The difference between the estimated fair value of the assets, liabilities and other items (adjusted as discussed above) and the purchase price will be recorded as goodwill. Financial statements of North Fork issued after the merger will reflect the values and will not be restated retroactively to reflect the historical financial position or results of operations of GreenPoint.

Financial Interests of GreenPoint Directors and Executive Officers in the Merger

      Some of the members of GreenPoint’s management and the GreenPoint board of directors have financial and other interests in the merger that are in addition to, or different from, their interests as GreenPoint stockholders generally. GreenPoint’s board of directors was aware of these interests and considered them, among other matters, in approving the merger agreement. Furthermore, following the merger, Messrs. Johnson and Bhatt, along with three additional GreenPoint directors, will join the North Fork board of directors.

      Existing GreenPoint Employment and Change in Control Agreements. GreenPoint’s executive officers, including Messrs. Johnson, Bhatt, Ibrahim, Leeds and Shah, have previously entered into agreements with GreenPoint that contain change in control severance provisions. The proposed merger will be a change in control for purposes of each of these agreements. Pursuant to the terms of these agreements, if, following a change in control and during the applicable employment period, the employment of the executive is terminated other than for “cause,” death or “disability,” or by the executive for “good reason,” the executive will be entitled to receive the following amounts: (1) accrued and unpaid obligations as of the date of termination of employment (base salary, vacation pay, deferred compensation and, in the case of Messrs. Johnson and Bhatt, a pro rata annual bonus); (2) three times the sum of the executive’s base salary and annual bonus (based on the executive’s base salary and maximum bonus percentage in effect for the year in which the change in control occurs); (3) three years of additional accruals and/or credited service, as applicable, under GreenPoint’s tax-qualified, supplemental and excess pension plans, as applicable (and, in the case of Mr. Bhatt, two more years under the supplemental plan); and (4) three years of additional employer contributions under GreenPoint’s tax-qualified defined contribution plan and the GreenPoint Employee Stock Ownership Plan.

      Upon completion of the merger, the employment of GreenPoint’s executive officers will either be terminated other than for cause or by the executive for good reason, or be deemed to be terminated other than for cause (whether or not the executive actually terminates employment), and the executives will be entitled to receive the cash severance amounts (other than accrued obligations in the case of a deemed termination) under the agreements. Assuming the merger is completed on September 30, 2004, the approximate aggregate amount of the cash severance that would be paid to the eight GreenPoint executive officers as a group, including Messrs. Johnson, Bhatt, Ibrahim, Leeds and Shah, under such agreements (not including any payments that may be made to Messrs. Johnson and Bhatt with respect to excise tax and not taking into account the possible reduction of the severance payable to the other six executive officers, in each case pursuant to the provisions of the agreements relating to the excise tax under Section 4999 of the Internal Revenue Code that are described in the next paragraph) is estimated to be $43 million, which includes the estimated pro rata bonus payable to Mr. Johnson. Upon a termination of any such executive’s employment (other than for “cause”) during the three-year period following the merger, the executive will be entitled to receive the unsatisfied obligations under the agreements, generally consisting of accrued obligations, welfare benefits continuation and outplacement services.

      Pursuant to the agreements with Messrs. Johnson and Bhatt, if any amounts or benefits received under the agreement or otherwise are subject to the excise tax imposed under section 4999 of the Internal Revenue Code, an additional payment will be made to restore the executive to the after-tax position that he would have been in if the excise tax had not been imposed. Pursuant to the agreements with the other executive officers, if any amounts or benefits received under the existing agreements or otherwise are subject to the excise tax imposed under section 4999 of the Internal Revenue Code, the payments and benefits under the existing agreements will be reduced, if the result is to give the executive a larger after-tax amount than if the payment were not reduced.

      Equity-Based Awards. The merger agreement provides that, upon completion of the merger, each outstanding and unexercised stock option to acquire shares of GreenPoint common stock and each other stock award in respect of GreenPoint common stock granted under the GreenPoint stock plans will cease to represent the right to acquire or receive shares of GreenPoint common stock and will be converted into a right to acquire or receive the number of shares of North Fork common stock equal to the product of the number of shares of GreenPoint common stock subject to such option or other stock award and the exchange ratio, with the exercise price of each converted stock option per share of North Fork common stock equaling the per share exercise price of the GreenPoint stock option divided by the exchange ratio.

      Pursuant to the terms of the equity-based plans of GreenPoint and the award agreements thereunder, stock options to acquire GreenPoint common stock granted prior to the announcement of the merger (or, in the case of non-employee directors, thereafter pursuant to the automatic annual grant feature of the GreenPoint plan), including stock options held by GreenPoint’s executive officers and non-employee directors, will fully vest upon completion of the merger. Assuming the merger is completed on September 30, 2004, the number of unvested stock options to acquire shares of GreenPoint common stock held by GreenPoint’s executive officers as a group, including Messrs. Johnson, Bhatt, Ibrahim, Leeds and Shah, that will become fully vested upon the completion of the merger is 2,154,000 in the aggregate. In addition, pursuant to the terms of the GreenPoint restricted stock awards held by two GreenPoint executive officers (including Mr. Ibrahim), the restrictions on their GreenPoint restricted common stock awards will lapse upon a qualifying termination of employment following completion of the merger. Assuming the merger is completed on September 30, 2004, such executive officers would hold 25,000 GreenPoint restricted stock awards in the aggregate, that would become free of restrictions upon a qualifying termination of employment after the merger. Assuming the merger is completed on September 30, 2004, the number of unvested stock options to acquire shares of GreenPoint common stock held by GreenPoint’s non-employee directors as a group that will become fully vested upon the completion of the merger is 158,731 in the aggregate.

      Other GreenPoint Plans. Pursuant to the terms of the GreenPoint Comparative Award for Performance Program (CAPP), upon a change in control during the performance year, each participant’s award opportunity will be deemed earned at a level based on the performance of GreenPoint relative to the performance criteria established by the compensation committee of GreenPoint’s board of directors for the period prior to the completion of the merger, and the deferral limitations on any previously earned CAPP awards will lapse.

      Effect of Merger on the GreenPoint Employee Stock Ownership Plan. In connection with the merger, the GreenPoint Employee Stock Ownership Plan, or ESOP, will terminate, and any unallocated shares will be allocated to the accounts of eligible participants of the ESOP in accordance with its terms. The eight executive officers of GreenPoint are participants in the ESOP.

      Employment Agreement with North Fork. In connection with the execution of the merger agreement, North Fork entered into an employment agreement with Mr. Bhatt to be effective commencing upon completion of the merger and ending on June 30, 2008. During the employment period, Mr. Bhatt will serve as a Senior Executive Vice President of North Fork and as President of the GreenPoint division, and will also be a member of North Fork’s board of directors. Pursuant to the employment agreement, during the employment period, Mr. Bhatt will be (1) entitled to receive an annual base salary at a rate of not less than 95% of the annual base salary paid to the second highest paid employee of North Fork (currently estimated to be approximately $1,398,000), (2) eligible to participate in North Fork’s Annual Incentive Performance Compensation Plan or its successor plan on the same basis as the second highest paid employee of North Fork and with an annual bonus level of not less than 95% of the bonus earned by that North Fork employee and (3) entitled to receive equity-based awards with a value of no less than 95% of the value of the equity-based awards granted to the second highest paid employee of North Fork. Generally, Mr. Bhatt will participate in the retirement, welfare and fringe benefit plans of North Fork, and receive the change in control protections, applicable to the most senior executives of North Fork, although upon his termination of employment he will be entitled to retiree medical, dental and life insurance benefits on the same basis as such benefits were provided by GreenPoint to employees with fifteen years of service prior to the merger. Upon completion of the merger, the new employment agreement with Mr. Bhatt will supersede his existing GreenPoint employment agreement, and, his employment under the GreenPoint agreement will be deemed to be terminated other than for “cause” as of such date for purposes of his entitlement to the cash severance amounts (other than the accrued obligations) and retirement benefits thereunder.

      The new employment agreement provides that, upon the termination of Mr. Bhatt’s employment with North Fork other than for “cause,” death or “disability,” or if he terminates employment for “good reason,” he will be entitled to a payment equal to the sum of (1) any unpaid base salary, vacation pay and deferred compensation, (2) a pro-rata annual bonus (based on the highest bonus earned in the three years prior to the date of termination of employment) and (3) an amount equal to the sum of his base salary and highest annual bonus for the greater of the remainder of the employment period or two years. In addition, any equity-based awards granted to Mr. Bhatt will vest and remain exercisable for at least five years (subject to the original option term), and he will be entitled to continued medical and dental benefits coverage for the longer of the remainder of the employment period or two years. If any amounts or benefits received under the agreement or otherwise are subject to the excise tax imposed under section 4999 of the Internal Revenue Code, an additional payment will be made to restore Mr. Bhatt to the after-tax position that he would have been in, if the excise tax had not been imposed.

      North Fork Equity Awards and Other Arrangements. In connection with the merger, three GreenPoint executive officers (including Messrs. Ibrahim and Shah) will be granted equity awards in respect of North Fork common stock that will vest or become free of restrictions based on the executive’s continued employment during the three-year period following the merger, subject to accelerated vesting or lapse of restrictions upon a change in control of North Fork or a termination of the executive’s employment due to death or “disability,” without “cause” or for “good reason.” The awards to GreenPoint executive officers will have an aggregate grant date value equal to $5,516,000 (including $2,150,000 and $1,980,000 for Messrs. Ibrahim and Shah, respectively). Two-thirds of the grant date value of the equity grants will be in the form of stock options to acquire North Fork common stock (at an exercise price equal to the fair market value of a share of North Fork common stock on the date of grant), and one-third of the grant date value of the equity grants will be in the form of restricted stock. In addition, as of the completion of the merger, these executive officers will be entitled to the change in control severance protections that are applicable to similarly situated executives of North Fork.

      Indemnification and Insurance. The merger agreement provides that, upon completion of the merger, North Fork will indemnify and hold harmless, and provide advancement of expenses to, all past and present officers and directors of GreenPoint and its subsidiaries to the fullest extent permitted by applicable laws and GreenPoint’s certificate of incorporation and bylaws.

      The merger agreement also provides that North Fork will maintain for a period of six years after completion of the merger the current directors’ and officers’ liability insurance policies maintained by GreenPoint, or policies of at least the same coverage and amount and containing terms and conditions that are not less advantageous than the current policy, with respect to acts or omissions occurring prior to the effective time of the merger, although North Fork will not be required to make annual premium payments in excess of 250% of the annual premiums currently paid by GreenPoint for directors’ and officers’ liability insurance. In the event that North Fork is unable to maintain or obtain such insurance, North Fork will use all reasonable best efforts to obtain as much comparable insurance as is available for annual premium payments equal to 250% of the annual premiums currently paid by GreenPoint for directors’ and officers’ liability insurance.

      North Fork Board of Directors. Messrs. Johnson and Bhatt, and three additional members of the GreenPoint board of directors (who are reasonably agreed upon by GreenPoint and North Fork), will serve as members of North Fork’s board of directors. Each member of North Fork’s Board of Directors receives an annual fee of $40,000. This fee is for all duties as a North Fork director, including any service as a member of one or more committees of North Fork’s board.

Restrictions on Resales by Affiliates

      Shares of North Fork common stock to be issued to GreenPoint stockholders in the merger have been registered under the Securities Act of 1933, as amended, and may be traded freely and without restriction by those stockholders not deemed to be affiliates (as that term is defined under the Securities Act) of GreenPoint. Any subsequent transfer of shares, however, by any person who is an affiliate of GreenPoint at the time the merger is submitted for a vote of the GreenPoint stockholders will, under existing law, require either:

•	the further registration under the Securities Act of the North Fork common stock to be transferred;

•	compliance with Rule 145 promulgated under the Securities Act, which permits limited sales under certain circumstances; or

•	the availability of another exemption from registration.

      An “affiliate” of GreenPoint is a person who directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, GreenPoint. These restrictions are expected to apply to the directors and executive officers of GreenPoint and the holders of 10% or more of the outstanding GreenPoint common stock. The same restrictions apply to the spouses and certain relatives of those persons and any trusts, estates, corporations or other entities in which those persons have a 10% or greater beneficial or equity interest. North Fork will give stop transfer instructions to the transfer agent with respect to the shares of North Fork common stock to be received by persons subject to these restrictions, and the certificates for their shares will be appropriately legended.

      GreenPoint has agreed in the merger agreement to use its reasonable best efforts to cause each person who is an affiliate of that party for purposes of Rule 145 under the Securities Act, to deliver to North Fork a written agreement intended to ensure compliance with the Securities Act.

UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

      The following Unaudited Pro Forma Combined Condensed Consolidated Balance Sheet (“Pro Forma Balance Sheet”) combines the historical Balance Sheets of North Fork, Trustcompany and GreenPoint, giving effect to the consummation of the mergers as of March 31, 2004. The following Unaudited Pro Forma Combined Condensed Consolidated Statements of Income (“Pro Forma Income Statements”) for the year ended December 31, 2003 and the three months ended March 31, 2004 give effect to the consummation of the mergers as if such transactions had become effective on January 1, 2003. The mergers will be accounted for using the purchase method of accounting and giving effect to the related pro forma adjustments described in the accompanying notes to the Unaudited Pro Forma Combined Condensed Consolidated Financial Statements (“Pro Forma Financial Statements”).

      The Pro Forma Financial Statements included herein are presented for information purposes only. They include various estimates and may not necessarily be indicative of the financial position or results of operations that would have occurred if the mergers had been consummated on the date or at the beginning of the periods indicated or which may be obtained in the future. These statements and accompanying notes should be read together with the historical financial statements, including the notes thereto, of North Fork, Trustcompany and GreenPoint that we have presented in our prior filings with the SEC. See “Where You Can Find More Information” on page 102.

      We anticipate that the mergers will provide the combined company with financial benefits including cost savings and enhanced revenue opportunities. The pro forma information, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect benefits of expected cost savings or revenue opportunities and, accordingly, does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical results of the combined company would have been had our companies been combined during these periods.

NORTH FORK BANCORPORATION, INC.

COMBINED WITH THE TRUST COMPANY OF NEW JERSEY & GREENPOINT FINANCIAL CORP.

UNAUDITED PRO FORMA COMBINED CONDENSED
CONSOLIDATED BALANCE SHEET

March 31, 2004

(In thousands, except ratios)

							North Fork/
			Pro Forma Adjustments				Trustcompany		Pro Forma Adjustments
	North Fork	Trustcompany					Pro Forma	GreenPoint					Pro Forma
	Historical	Historical	Debits		Credits		Combined	Historical	Debits		Credits		Combined

Assets:
Cash & Due from Banks	$407,025	$106,703	$43,401	(2C)	$61,890	(3)	$489,003	$295,693	$394,786	(7C)	$212,334	(8)	$1,080,003
					6,236	(2D)			137,855	(7B)	25,000	(7F)
Money Market Investments	239,081	110,000	—		—		349,081	64,210					413,291
Securities:							—
Available-for-Sale	7,706,879	1,587,219	—		32,677	(2B)	9,232,505	7,191,925	638	(7B)	99,588	(7D)	16,325,480
					28,916	(2E)		—
Held-to-Maturity	169,264	—	—				169,264	5,970					175,234

Total Securities	7,876,143	1,587,219	—		61,593		9,401,769	7,197,895	638		99,588		16,500,714

Loans:
Held-for-Sale	3,209	18,941	—		—		22,150	4,600,887					4,623,037
Held-for- Investment	12,655,744	2,184,366	—		49,557	(2E)	14,790,553	10,189,676			18,134	(7D)	24,962,095
Less: Allowance for Loan Losses	124,364	10,191	—		—		134,555	77,726					212,281

Net Loans Held- for-Investment	12,531,380	2,174,175	—		49,557		14,655,998	10,111,950	—		18,134		24,749,814

Goodwill	410,494	—	582,016	(2)	—		992,510	395,065	4,973,059	(7)	395,065	(7B)	5,965,569
Identifiable Intangibles	11,984	1,846	39,352	(2F)	1,846	(2B)	51,336	—	119,214	(7E)			170,550
Premises & Equipment, net	160,151	37,846	25,533	(2E)	—		223,530	180,487	55,000	(7D)			459,017
Other Assets	334,670	166,986	40,623	(2E)	13,380	(2F)	556,755	996,608	194,977	(7D)	40,533	(7E)	1,759,729
			11,437	(2B)					52,256	(8)	334	(7B)
			14,299	(3)
			2,120	(2D)

Total Assets	$21,974,137	$4,203,716	$758,781		$194,502		$26,742,132	$23,842,795	$5,927,785		$790,988		$55,721,724

Liabilities:
Deposits:
Demand	$4,233,526	621,353			—		4,854,879	475,901					5,330,780
Savings	3,846,837	550,668			—		4,397,505	3,655,404					8,052,909
NOW & Money Market	5,126,883	659,776			—		5,786,659	4,493,104					10,279,763
Time	2,736,242	1,389,077			11,136	(2E)	4,136,455	3,952,601			11,578	(7D)	8,100,634

Total Deposits	15,943,488	3,220,874	—		11,136		19,175,498	12,577,010	—		11,578		31,764,086

Federal Funds Purchased & Collateralized Borrowings	2,955,362	664,795			35,002	(2E)	3,655,159	7,549,500			220,743	(7D)	11,425,402
Subordinated Debt	488,402	—					488,402	149,826			36,069	(7D)	674,297
Junior Subordinated Debt	273,942	—					273,942	199,781			26,931	(7D)	500,654
Senior Notes	—	—					—	362,390	17,249	(7D)			345,141
Accrued Expenses & Other Liabilities	729,164	41,592			8,737	(2E)	779,493	1,056,516			202,666	(7D)	2,038,675

Total Liabilities	$20,390,358	$3,927,261	—		$54,875		$24,372,494	$21,895,023	$17,249		$497,987		$46,748,255

Stockholders’ Equity:
Common Stock	1,746	36,936	36,936	(2B)	204	(2A)	1,950	1,654	1,654	(7B)	1,518	(7A)	3,468
Additional Paid in Capital	376,408	31,370	31,370	(2B)	785,655	(2A)	1,162,063	957,000	957,000	(7B)	6,602,313	(7A)	7,764,376
Retained Earnings	1,872,989	186,909	186,909	(2B)	—		1,872,989	2,003,439	2,003,439	(7B)			1,872,989
Accumulated Other Comprehensive Income/(Loss)	31,855	21,240	21,240	(2B)	—		31,855	(304)			304	(7B)	31,855
Deferred Compensation	(88,502)	—			—		(88,502)	(82,924)			82,924	(7B)	(88,502)
Treasury Stock, at Cost	(610,717)	—			—		(610,717)	(931,093)			931,093	(7B)	(610,717)

Total Stockholders’ Equity	1,583,779	276,455	276,455		785,859		2,369,638	1,947,772	2,962,093		7,618,152		8,973,469

Total Liabilities and Stockholders’ Equity	$21,974,137	$4,203,716	$276,455		$840,734		$26,742,132	$23,842,795	$2,979,342		$8,116,139		$55,721,724

			North Fork/
			Trustcompany
	North Fork	Trustcompany	Pro Forma	GreenPoint	Pro Forma
	Historical	Historical	Combined	Historical	Combined

Tier 1 Capital	10.61%	10.23%	9.96%	11.50%	10.51%
Risk Adjusted Capital	15.43%	10.65%	14.12%	13.02%	13.35%
Leverage Capital	6.66%	6.00%	6.20%	7.60%	6.72%

See “Notes to the Unaudited Pro Forma Combined Condensed Consolidated Financial Statements”

NORTH FORK BANCORPORATION, INC.

COMBINED WITH THE TRUST COMPANY OF NEW JERSEY & GREENPOINT FINANCIAL CORP.

UNAUDITED PRO FORMA COMBINED CONDENSED
CONSOLIDATED STATEMENT OF INCOME

For the Twelve Months Ended December 31, 2003

(In thousands, except per share amounts)

			Pro Forma				North Fork/		Pro Forma
			Adjustments				Trustcompany		Adjustments
	North Fork	Trustcompany					Pro Forma	GreenPoint					Pro Forma
	Historical	Historical	Debits		Credits		Combined	Historical	Debits		Credits		Combined

Interest Income:
Loans	$789,136	$134,377			$11,013	(4)	$934,526	$913,320			$5,181	(9)	$1,853,027
Securities	321,129	68,974			3,614	(4)	393,717	218,816			39,835	(9)	652,368
Money Market Investments	640	1,234					1,874	16,128					18,002

Total Interest Income	1,110,905	204,585	—		14,627		1,330,117	1,148,264			45,016		2,523,397

Interest Expense:
Savings, NOW & Money Market Deposits	58,008	14,641					72,649	93,870					166,519
Time Deposits	54,127	35,903			5,568	(4)	84,462	139,582			4,631	(9)	219,413
Federal Funds Purchased & Collateralized Borrowings	150,724	28,103			11,296	(4)	167,531	214,004			43,881	(9)	337,654
Subordinated Debt	23,611	—					23,611	14,016			5,153	(9)	32,474
Junior Subordinated Debt	8,921	—					8,921	18,300			1,171	(9)	26,050
Senior Notes	—	—					—	5,718	4,312	(9)			10,030

Total Interest Expense	295,391	78,647	—		16,864		357,174	485,490	4,312		54,836		792,140

Net Interest Income	815,514	125,938	—		31,491		972,943	662,774	4,312		99,852		1,731,257
Provision for Loan Losses	26,250	12,800					39,050	4,119					43,169

Net Interest Income after Provision for Loan Losses	789,264	113,138			31,491		933,893	658,655	4,312		99,852		1,688,088

Non-Interest Income:
Customer Related Fees & Service Charges	82,406	19,282					101,688	56,403					158,091
Investment Management, Commissions & Trust Fees	13,712	2,012					15,724	12,280					28,004
Mortgage Banking Income	10,065	11,439					21,504	500,181					521,685
Other Operating Income	33,866	5,517					39,383	14,056					53,439
Securities Gains, net	15,762	1,190					16,952	3,474					20,426

Total Non-Interest Income	155,811	39,440					195,251	586,394					781,645

Non-Interest Expense:
Employee Compensation & Benefits	191,758	52,496					244,254	275,318					519,572
Occupancy & Equipment, net	66,929	24,091	462	(4)			91,482	86,144	833	(9)			178,459
Other Operating Expenses	71,661	42,190					113,851	131,488					245,339
Amortization of Identifiable Intangibles	3,567	194	8,218	(4)			11,979	—	31,987	(9)			43,966
Merger Related Costs	—	7,173					7,173						7,173
Debt Restructuring Costs	11,955	6,027					17,982						17,982

Total Non-Interest Expense	345,870	132,171	8,680				486,721	492,950	32,820		—		1,012,491

Income Before Income Taxes on Continuing Operations	599,205	20,407	8,680		31,491		642,423	752,099	37,132		99,852		1,457,242
Provision for Income Taxes on Continuing Operations	202,840	2,336	2,951		10,707		212,932	280,757	12,625		33,950		515,014

Net Income from Continuing Operations	$396,365	$18,071	$5,729		$20,784		$429,491	$471,342	$24,507		$65,902		$942,228

Earnings Per Share on Continuing Operations:
Basic	$2.63	$0.99					$2.51	$3.86					$2.87
Diluted	2.60	0.95					2.48	3.78					2.86
Weighted Average Shares Outstanding:
Basic	150,869	18,339				(6)	171,242	122,233				(11)	327,828
Diluted	152,516	18,934				(6)	172,889	124,620				(11)	329,475

    See “Notes to the Unaudited Pro Forma Combined Condensed Consolidated Financial Statements”

NORTH FORK BANCORPORATION, INC.

COMBINED WITH THE TRUST COMPANY OF NEW JERSEY & GREENPOINT FINANCIAL CORP.

UNAUDITED PRO FORMA COMBINED CONDENSED
CONSOLIDATED STATEMENT OF INCOME

For the Three Months Ended March 31, 2004

(In thousands, except per share amounts)

			Pro Forma				North Fork/		Pro Forma
			Adjustments				Trustcompany		Adjustments
	North Fork	Trustcompany					Pro Forma	GreenPoint					Pro Forma
	Historical	Historical	Debits		Credits		Combined	Historical	Debits		Credits		Combined

Interest Income:
Loans	$194,200	$32,060			$2,409	(4)	$228,669	$211,262		(9)	$1,079	(9)	$441,010
Securities	73,260	16,767			904	(4)	90,931	71,093			7,469	(9)	169,493
Money Market Investments	203	130					333	3,380					3,713

Total Interest Income	267,663	48,957	—		3,313		319,933	285,735	—		8,548		614,216

Interest Expense:
Savings, NOW & Money Market Deposits	15,011	3,167					18,178	22,669					40,847
Time Deposits	10,736	7,329			928	(4)	17,137	26,834			868	(9)	43,103
Federal Funds Purchased & Collateralized Borrowings	28,603	6,418			2,768	(4)	32,253	52,527			9,274	(9)	75,506
Subordinated Debt	4,545	—					4,545	3,504			1,288	(9)	6,761
Junior Subordinated Debt	1,939	—					1,939	4,574			293	(9)	6,220
Senior Notes	—	—					—	895	1,078	(9)			1,973

Total Interest Expense	60,834	16,914	—		3,696		74,052	111,003	1,078		11,723		174,410

Net Interest Income	206,829	32,043	—		7,009		245,881	174,732	1,078		20,271		439,806
Provision for Loan Losses	6,500	1,310					7,810	1,303					9,113

Net Interest Income after Provision for Loan Losses	200,329	30,733	—		7,009		238,071	173,429	1,078		20,271		430,693

Non-Interest Income:
Customer Related Fees & Service Charges	21,771	4,565					26,336	15,711					42,047
Investment Management, Commissions & Trust Fees	3,924	788					4,712	6,645					11,357
Mortgage Banking Income	1,160	391					1,551	114,394					115,945
Other Operating Income	6,986	1,110					8,096	6,877					14,973
Securities Gains, net	7,888	8,972					16,860	544					17,404

Total Non-Interest Income	41,729	15,826	—		—		57,555	144,171	—		—		201,726

Non-Interest Expense:
Employee Compensation & Benefits	51,077	18,939					70,016	72,688					142,704
Occupancy & Equipment, net	17,625	6,114	116	(4)			23,855	23,499	208	(9)			47,562
Other Operating Expenses	17,946	8,391					26,337	36,243					62,580
Amortization of Identifiable Intangibles	781	49	1,922	(4)			2,752	—	7,151	(9)			9,903
Merger Related Costs	—	1,691					1,691	2,053					3,744
Debt Restructuring Costs	—	—					—	—					—

Total Non-Interest Expense	87,429	35,184	2,038		—		124,651	134,483	7,359		—		266,493

Income Before Income Taxes on Continuing Operations	154,629	11,375	2,038		7,009		170,975	183,117	8,437		20,271		365,926
Provision for Income Taxes on Continuing Operations	52,110	3,281	693		2,383		57,081	70,642	2,869		6,892		131,746

Net Income from Continuing Operations	$102,519	$8,094	$1,345		$4,626		$113,894	$112,475	$5,568		$13,379		$234,180

Earnings Per Share from Continuing Operations:
Basic	$0.69	$0.44					$0.68	$0.96					$0.73
Diluted	0.68	0.42					0.67	0.94					0.73
Weighted Average Shares Outstanding:
Basic	148,269	18,417				(6)	168,639	116,699				(11)	320,381
Diluted	150,246	19,217				(6)	170,616	119,856				(11)	322,358

See “Notes to the Unaudited Pro Forma Combined Condensed Consolidated Financial Statements”

NOTES TO THE UNAUDITED PRO FORMA

COMBINED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note (1) Basis of Presentation

      The merger will be accomplished through the exchange of 1.0514 shares of North Fork’s common stock for each outstanding common share of GreenPoint (exchange ratio of 1.0514). It is anticipated that the merger will be completed in the third quarter of 2004. The Trustcompany merger was completed on May 14, 2004 through the exchange of 1.0 share of North Fork’s common stock for each outstanding common share of Trustcompany (exchange ratio of 1.0).

      GreenPoint’s estimated fair value adjustments for securities, loans, premises & equipment, deposits and borrowings were determined by the management of North Fork and GreenPoint with the assistance of certain investment banking and consulting firms. GreenPoint’s actual fair value adjustments, where appropriate, will be determined as of the merger date and will be amortized and accreted into income to produce a level yield to maturity. Trustcompany’s actual fair value adjustments for securities, loans, premises & equipment, deposits and borrowings were determined by the management of North Fork with the assistance of certain investment banking and consulting firms. The resulting premiums and discounts for purposes of the Pro Forma Financial Statements, where appropriate, are being amortized and accreted into income as more fully described in Notes 4 and 9.

      Deferred tax assets and liabilities were recorded to reflect the tax consequences associated with differences between the tax basis and book basis of the assets acquired and liabilities assumed, using an effective tax rate of 34%. North Fork’s, Trustcompany’s, and GreenPoint’s actual effective tax rates for the twelve months ended December 31, 2003 and for the three months ended March 31, 2004 were 33.9%, 11.5%, and 37.3%, respectively, and 33.7%, 28.8% and 38.6%, respectively. North Fork calculated an expected pro forma combined effective tax rate of 34% based on the basis of federal, state and local statutory tax rates in effect at December 31, 2003 and March 31, 2004.

      Certain reclassifications have been made to Trustcompany’s and GreenPoint’s historical financial information in order to conform to North Fork’s financial information.

Trustcompany’s Pro Forma Adjustments

Note (2)

      A reconciliation of the excess consideration paid by North Fork over Trustcompany’s net assets acquired (“Goodwill”) is as follows (in thousands):

Cost to Acquire Trustcompany:	Note
North Fork Common Stock Issued	(2A	)			$785,859
Cash Paid for Transaction Costs, Net of Taxes(1)	(3)				47,591
Consideration Paid for Trustcompany					833,450

Trustcompany Net Assets at Fair Value:
Trustcompany Stockholders’ Equity at March 31, 2004	(2B	)	$276,455
Add: Cash Received for Stock Options and Related Tax Benefit(1)	(2C	)	43,401
Less: Pre-merger In-Store Branch Closures, Net of Taxes	(2D	)	(4,116)
Less: Write-off of Identifiable Intangibles	(2B	)	(1,846)
Less: Reversal of Accumulated Other Comprehensive Income	(2B	)	(21,240)

Subtotal				$292,654

Fair Value Adjustments:
Securities Available-for-Sale	(2E	)	(28,916)
Loans Held-for-Investment	(2E	)	(49,557)

NOTES TO THE UNAUDITED PRO FORMA
COMBINED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Locked Loan Commitments	(2E	)	(8,737)
Premises & Equipment(2)	(2E	)	25,533
Time Deposits	(2E	)	(11,136)
Collateralized Borrowings	(2E	)	(35,002)

Fair Value Adjustments			(107,815)
Tax Effect of Fair Value Adjustments(1)			40,623

Total Adjustment to Net Assets Acquired				(67,192)

Adjusted Net Assets Acquired					225,462

Subtotal					607,988

Core Deposit Intangible	(2F	)		39,352
Tax Effect of Core Deposit Intangible(1)				(13,380)

Net Core Deposit Intangible					25,972

Estimated Goodwill Recognized					$582,016

(1)	Assumed effective tax rate of 34%

(2)	Includes a land fair value adjustment of $11.7 million.

      Purchase accounting adjustments were estimated as follows:

A. Issuance of 20,369,597 shares of North Fork’s common stock at $38.58 (North Fork’s average closing price from December 12, 2003 to December 18, 2003) for Trustcompany’s 18,467,935 outstanding shares of common stock plus 1,901,662 employee stock options assumed to be exercised prior to the Trustcompany merger at an exchange ratio of 1.0 (See item 2C below). These pro forma adjustments include $204 thousand to common stock and $785.7 million to additional paid in capital.

B. Elimination of Trustcompany’s stockholders’ equity at March 31, 2004 including accumulated other comprehensive income which represents the reversal of the unrealized gain on available-for-sale securities (net of an $11.4 million deferred tax liability) and the write-off of Trustcompany’s existing core deposit intangible.

C. Cash proceeds from the exercise of 1,901,662 employee stock options (weighted average grant price of $20.646), inclusive of related tax benefits approximating $4.1 million. This assumes all Trustcompany’s stock options outstanding are exercised for cash at the Trustcompany merger date.

D. In-store branch closure costs, net of taxes of $4.1 million ($6.2 million less $2.1 million in related tax benefit) represent the exit costs incurred in connection with Trustcompany’s previously announced plans to close an additional 20 in-store branches. The closures were completed during the second quarter of 2004, prior to the merger. Exit costs consist of lease termination charges and equipment write-offs.

E. Actual fair value adjustments reflect the allocation of the acquisition cost to assets acquired and liabilities assumed based on their fair values.

F. North Fork retained an independent valuation firm to assist in the core deposit intangible valuation. The related premium is being amortized over its estimated useful life of 8 years on an accelerated basis.

Note (3)

      Transaction and direct acquisition costs associated with the Trustcompany merger were $47.6 million, net of taxes. Transaction and direct acquisition costs have been determined in accordance with the criteria specified in the EITF Issue No. 95-3 “Recognition of Liabilities in Connection with a Purchase Business Combination” and included

NOTES TO THE UNAUDITED PRO FORMA
COMBINED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

in the Pro Forma Balance Sheet as a component of Goodwill (See Note (2) above). A summary of these costs are as follows:

(In thousands)
Professional Fees	$12,959
Merger Related Compensation and Severance	13,852
Facilities and Systems	20,012
Other Merger Related Costs	15,067

Total Pre-Tax Transaction Costs	61,890
Less: Related Tax Benefit	14,299

Estimated Transaction Costs, Net of Taxes	$47,591

      Professional fees include investment banking, legal and other professional fees and expenses associated with stockholder and customer notifications. Merger related compensation and severance costs include employee severance, compensation arrangements, transitional staffing and related employee benefit expenses. Facilities and system costs include lease termination charges and equipment write-offs resulting from the elimination of Trustcompany’s headquarters and operational facilities. Also reflected are the costs associated with the cancellation of certain data and item processing contracts and the deconversion of Trustcompany’s computer systems. Other merger related costs include: (a) costs associated with obtaining directors’ and officers’ liability insurance for Trustcompany directors and officers subsequent to the merger; (b) estimated consulting costs associated with employee benefits and other employee related matters for terminated employees and the assessment of computer systems and programs which will be discontinued upon consummation of the merger; (c) the write-off of certain other assets (e.g., prepaid expenses) which will provide no continuing benefit to the combined entity upon consummation of the merger; and (d) the purchase of fiduciary liability insurance. Merger-related costs incurred by Trustcompany were expensed as incurred and totaled $7.2 million and $1.7 million for the periods ended December 31, 2003 and March 31, 2004, respectively. These costs have not been included in the above table. All other expenses incurred by North Fork were capitalized or expensed as incurred, based on the nature of the costs and North Fork’s accounting policies for these costs.

Note (4)

      The following table summarizes the actual fair value adjustments included on the Pro Forma Balance Sheet and the impact of amortizing and/or accreting the respective adjustments into income over their estimated useful lives:

			Twelve Months	Three Months
			Ended	Ended
		Estimated	December 31, 2003	March 31, 2004
	Premiums/	Life In	Amortization/	Amortization/
Category	(Discounts)	Years	(Accretion)	(Accretion)

Securities	$(28,916)	8	$(3,614)	$(904)
Loans	(49,557)	8	(11,013)	(2,409)
Buildings	13,871	30	462	116
Time Deposits	(11,136)	3	(5,568)	(928)
Collateralized Borrowings	(35,002)	5	(11,296)	(2,768)
Core Deposit Intangible	39,352	8	8,218	1,922

Total	$(71,388)		$(22,811)	$(4,971)

The level yield method has been utilized for the adjustments above with the exception of the premium recorded on Buildings, which will be recognized using the straight-line method.

NOTES TO THE UNAUDITED PRO FORMA
COMBINED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note (5)

      The following table summarizes the impact of the amortization/ (accretion) of the purchase accounting adjustments made in connection with the Trustcompany merger on North Fork’s results of operations for the following years, assuming such transaction had become effective on January 1, 2003:

			Net (Increase)/
		Net	Decrease in
Projected Future Amounts	Core Deposit	Amortization/	Income Before
For the Years Ended December 31,	Intangible	(Accretion)	Taxes

2003	$8,218	$(31,029)	$(22,811)
2004	7,688	(27,573)	(19,885)
2005	6,595	(21,345)	(14,750)
2006	5,502	(14,078)	(8,576)
2007	4,409	(9,170)	(4,761)
2008 and Thereafter	6,940	(7,545)	(605)

The average useful life of the core deposit intangible was 8 years and is being amortized utilizing the accelerated basis determined in preparing the valuation analysis.

Note (6)

      For the twelve months ended December 31, 2003, basic and fully diluted weighted average common stock and common stock equivalents outstanding were determined by adding North Fork’s historical weighted average number of shares of common stock and common stock equivalents and the 20,372,767 shares assumed to be issued to Trustcompany’s stockholders under the terms of the merger agreement (18,387,801 shares of common stock outstanding at December 31, 2003 plus 1,984,966 stock options outstanding at December 31, 2003).

      For the three months ended March 31, 2004, basic and fully diluted weighted average common stock and common stock equivalents outstanding were determined by adding North Fork’s historical weighted average number of shares of common stock and common stock equivalents and the 20,369,597 shares assumed to be issued to Trustcompany’s stockholders under the terms of the merger agreement (18,467,935 shares of common stock outstanding at March 31, 2004 plus 1,901,662 stock options outstanding at March 31, 2004).

NOTES TO THE UNAUDITED PRO FORMA
COMBINED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

GreenPoint’s Pro Forma Adjustments

Note (7)

      A reconciliation of the excess consideration paid by North Fork over GreenPoint’s net assets acquired (“Goodwill”) is as follows (in thousands):

Cost to Acquire GreenPoint:
North Fork Common Stock Issued	(7A	)			$6,603,831
Estimated Cash Paid for Transaction Costs, net of taxes(1)	(8)				160,078

Consideration Paid for GreenPoint					6,763,909
GreenPoint Net Assets at Fair Value:
GreenPoint’s Stockholders’ Equity at March 31, 2004	(7B	)	$1,947,772
Add: Cash Received for Stock Options and Related Tax Benefit(1)	(7C	)	394,786
Add: Cash Received upon Termination of GreenPoint’s ESOP and Related Tax Benefit(1)	(7B	)	137,855
Add: Reversal of Accumulated Other Comprehensive Income	(7B	)	304
Less: State & Local Tax Bad Debt Recapture, Net of Federal Benefit	(7F	)	(25,000)
Less: Write-off of Identifiable Intangibles	(7B	)	(395,065)

Subtotal				$2,060,652

Fair Value Adjustments:
Total Securities	(7D	)	(99,588)
Loans Held-for-Investment	(7D	)	(18,134)
Premises & Equipment(2)	(7D	)	55,000
Time Deposits	(7D	)	(11,578)
Collateralized Borrowings	(7D	)	(220,743)
Subordinated Debt	(7D	)	(36,069)
Capital Securities	(7D	)	(26,931)
Senior Notes	(7D	)	17,249
Valuation of Discontinued Operations	(7D	)	(202,666)

Fair Value Adjustments			(543,460)
Tax Effect of Fair Value Adjustments(1)			194,977

Total Adjustment to Net Assets Acquired				(348,483)

Adjusted Net Assets Acquired					1,712,169

Subtotal					5,051,740
Core Deposit Intangible	(7E	)		119,214
Tax Effect of Core Deposit Intangible(1)				(40,533)

Net Core Deposit Intangible					78,681

Estimated Goodwill Recognized					$4,973,059

(1)	Assumed effective tax rate of 34%

(2)	Includes an estimated land fair value adjustment of $30 million.

      Purchase accounting adjustments were estimated as follows:

A. Issuance of 151,777,319 shares of North Fork’s common stock at $43.51 (North Fork’s average closing price from February 12, 2004 to February 19, 2004) for GreenPoint’s 131,722,085 outstanding shares of common stock plus 12,635,266 employee stock options assumed to be exercised prior to the merger at an exchange ratio of

NOTES TO THE UNAUDITED PRO FORMA
COMBINED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

1.0514 (See item 7C below). These pro forma adjustments include $1.5 million to common stock and $6,602 million to additional paid in capital.

B. Elimination of GreenPoint’s stockholders’ equity at March 31, 2004 including accumulated other comprehensive income which represents the reversal of the unrealized loss on available-for-sale securities (including a $.3 million net deferred tax asset), the write-off of GreenPoint’s existing goodwill, and the cash received upon the termination of GreenPoint’s Employee Stock Ownership Plan (“ESOP”) (utilized to pay off the existing ESOP loan) and the associated tax benefit.

C. Cash proceeds from the exercise of 12,635,266 employee stock options (weighted average grant price of $24.44), inclusive of related tax benefits approximating $85.9 million. This assumes all of GreenPoint’s stock options outstanding are exercised at the merger date.

D. Fair value adjustments reflect the allocation of the acquisition cost to assets acquired and liabilities assumed based on their estimated fair values.

E. North Fork retained an independent valuation firm to assist in the core deposit intangible valuation. The related premium is being amortized over its estimated useful life of 7 years on an accelerated basis.

F. Represents New York State and City tax bad debt recapture expense. This charge is expected to be incurred during the third quarter of 2004, prior to the merger.

Note (8)

      Transaction and direct acquisition costs associated with the merger are estimated at $185.1 million, net of taxes. Estimated transaction and direct acquisition costs have been estimated in accordance with the criteria specified in EITF Issue No. 95-3 “Recognition of Liabilities in Connection with a Purchase Business Combination” and included in the Pro Forma Balance Sheet as a component of Goodwill (See Note (7) above). A summary of these costs, based on North Fork’s and GreenPoint’s preliminary estimates, are as follows:

(In thousands)
Professional Fees	$45,748
Merger Related Compensation and Severance	137,586
Facilities and Systems	14,000
Other Merger Related Costs	15,000

Total Pre-Tax Transaction Costs	212,334
Less: Related Tax Benefit	(52,256)

Estimated Transaction Costs, Net of Taxes	$160,078

      Professional fees include investment banking, legal and other professional fees and expenses associated with stockholder and customer notifications. Merger related compensation and severance costs include employee severance, compensation arrangements, transitional staffing and related employee benefit expenses. Facilities and system costs include lease termination charges and equipment write-offs resulting from the elimination of GreenPoint’s headquarters and operational facilities. Also reflected are the costs associated with the cancellation of certain data and item processing contracts and the deconversion of GreenPoint’s computer systems. Other merger related costs include: (a) costs associated with obtaining directors’ and officers’ liability insurance for GreenPoint directors and officers subsequent to the merger; (b) estimated consulting costs associated with employee benefits and other employee related matters for terminated employees and the assessment of computer systems and programs which will be discontinued upon consummation of the merger; (c) the write-off of certain other assets (e.g., prepaid expenses) which will provide no continuing benefit to the combined entity upon consummation of the merger; and (d) the purchase of fiduciary liability insurance. Refinements to the foregoing estimates may occur subsequent to the completion of the merger. Merger-related costs incurred by GreenPoint are being expensed as incurred. As of March 31, 2004, GreenPoint had recognized $2.1 million in merger related costs that have not been included in the

NOTES TO THE UNAUDITED PRO FORMA
COMBINED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

above table. All other costs incurred by North Fork will be capitalized or expensed as incurred, based on the nature of the costs and North Fork’s accounting policies for these costs.

Note (9)

      The following table summarizes the estimated fair value adjustments included on the Pro Forma Balance Sheet and the estimated impact of amortizing and/or accreting the respective adjustments into income over their estimated useful lives:

			Twelve Months Ended	Three Months Ended
		Estimated	December 31, 2003	March 31, 2004
	Premiums/	Life in	Amortization/	Amortization/
Category	(Discounts)	Years	(Accretion)	(Accretion)

Securities	$(99,588)	4	$(39,835)	$(7,469)
Loans	(18,134)	6	(5,181)	(1,079)
Buildings	25,000	30	833	208
Time Deposits	(11,578)	4	(4,631)	(868)
Collateralized Borrowings	(220,743)	7	(43,881)	(9,274)
Subordinated Debt	(36,069)	7	(5,153)	(1,288)
Junior Subordinated Debt	(26,931)	23	(1,171)	(293)
Senior Notes	17,249	4	4,312	1,078
Core Deposit Intangible	119,214	7	31,987	7,151

Total	$(251,580)		$(62,720)	$(11,834)

The pro forma amortization/(accretion) above will be recognized using the level yield method with the exception of the premium recorded on Buildings, which will be recognized using the straight-line method.

Note (10)

      The following table summarizes the estimated impact of the amortization/ (accretion) of the purchase accounting adjustments made in connection with the GreenPoint merger on North Fork’s results of operations for the following years, assuming such transaction had become effective on January 1, 2003:

			Net (Increase)/
			Decrease in
Projected Future Amounts	Core Deposit	Net Amortization/	Income Before
for the Years Ended December 31:	Intangible	(Accretion)	Taxes

2003	$31,987	$(94,707)	$(62,720)
2004	28,605	(75,942)	(47,337)
2005	22,928	(60,325)	(37,397)
2006	17,251	(45,246)	(27,995)
2007	11,574	(37,150)	(25,576)
2008 and Thereafter	6,869	(57,424)	(50,555)

The average useful life of the core deposit intangible was estimated at 7 years and is being amortized utilizing the accelerated basis determined in preparing the valuation analysis.

NOTES TO THE UNAUDITED PRO FORMA
COMBINED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note (11)

      For the twelve months ended December 31, 2003, basic and fully diluted weighted average common stock and common stock equivalents outstanding were determined by adding North Fork’s pro forma weighted average number of common and common stock equivalents giving effect to the Trustcompany acquisition (See Note (6)) and 156,585,732 shares assumed to be issued to GreenPoint stockholders under the terms of the merger agreement (137,812,874 average shares of common stock outstanding for the twelve months ended December 31, 2003 plus 11,117,820 stock options outstanding at December 31, 2003 at an exchange ratio of 1.0514).

      For the three months ended March 31, 2004, basic and fully diluted weighted average number of shares of common stock and common stock equivalents outstanding were determined by adding North Fork’s pro forma weighted average number of shares of common stock and common stock equivalents giving effect to the Trustcompany acquisition (See Note (6)) and 151,741,621 shares assumed to be issued to GreenPoint stockholders under the terms of the merger agreement (131,688,132 average shares of common stock outstanding for the three months ended March 31, 2004 plus 12,635,266 stock options outstanding at March 31, 2004 at an exchange ratio of 1.0514).

PRICE RANGE OF COMMON STOCK AND DIVIDENDS

North Fork

      North Fork common stock is listed on the NYSE and traded under the symbol “NFB.” The following table sets forth, for the periods indicated, the high and low reported closing prices per share of North Fork common stock on the NYSE and the cash dividends declared per share of North Fork common stock.

	Price Range of
	Common Stock
					Dividends
	High		Low		Declared

2001
First Quarter		$26.11		$23.00	$0.21
Second Quarter		$32.00		$25.10	$0.21
Third Quarter		$33.48		$26.20	$0.21
Fourth Quarter		$32.49		$27.00	$0.24
2002
First Quarter		$35.73		$31.73	$0.24
Second Quarter		$40.55		$34.79	$0.25
Third Quarter		$42.31		$34.97	$0.25
Fourth Quarter		$39.73		$33.33	$0.27
2003
First Quarter		$35.64		$29.45	$0.27
Second Quarter		$34.35		$28.70	$0.27
Third Quarter		$35.70		$33.17	$0.27
Fourth Quarter		$40.81		$35.77	$0.30
2004
First Quarter		$43.91		$40.05	$0.30
Second Quarter (through • , 2004)	$	•	$	•	$0.30

GreenPoint

      GreenPoint common stock is listed on the NYSE and traded under the symbol “GPT.” The following table sets forth, for the periods indicated, the high and low reported closing prices per share of GreenPoint common stock on the NYSE and the cash dividends declared per share of GreenPoint common stock, adjusted for the 3-for-2 split of GreenPoint common stock on August 20, 2003.

	Price Range of
	Common Stock
					Dividends
	High		Low		Declared

2001
First Quarter		$26.75		$20.23	$0.17
Second Quarter		$26.13		$20.73	$0.17
Third Quarter		$29.60		$20.87	$0.17
Fourth Quarter		$24.77		$20.93	$0.17
2002
First Quarter		$30.29		$23.64	$0.17
Second Quarter		$34.32		$29.18	$0.17
Third Quarter		$34.47		$26.67	$0.17
Fourth Quarter		$30.67		$24.70	$0.17
2003
First Quarter		$31.87		$26.93	$0.21
Second Quarter		$34.67		$30.03	$0.21
Third Quarter		$36.17		$29.59	$0.24
Fourth Quarter		$35.43		$29.10	$0.24
2004
First Quarter		$46.83		$35.40	$0.30
Second Quarter (through • , 2004)	$	•	$	•	—

North Fork Future Dividend Policy

      The holders of North Fork common stock receive dividends if and when declared by the North Fork board of directors out of funds legally available therefor. North Fork expects to continue paying quarterly cash dividends on North Fork common stock. However, North Fork cannot be certain that its dividend policy will remain unchanged after completion of the merger. The declaration and payment of dividends after the merger will depend upon business conditions, operating results, capital and reserve requirements and the North Fork board of directors’ consideration of other relevant factors.

DESCRIPTION OF NORTH FORK CAPITAL STOCK

General

      The authorized capital stock of North Fork consists of 500 million shares of North Fork common stock, par value $0.01 per share, and 10 million shares of North Fork preferred stock, par value $1.00 per share. As of the North Fork record date,        ●       shares of North Fork common stock were outstanding and no shares of North Fork preferred stock were outstanding. The preferred stock may be issued in one or more series with such terms and at such times and for such consideration as the North Fork board of directors determines. As of the date hereof,        ●       shares of North Fork common stock were reserved for issuance in accordance with the merger agreement,        ●       shares of North Fork common stock were reserved for issuance upon the exercise of outstanding stock options under various employee stock option plans, and        ●       shares of North Fork common stock were reserved for issuance pursuant to North Fork’s dividend reinvestment and stock purchase plans.

      The following summary of the terms of the capital stock of North Fork is not intended to be complete and is subject in all respects to the applicable provisions of the Delaware General Corporate Law, or DGCL, and is qualified by reference to the certificate of incorporation and bylaws of North Fork. To obtain copies of these documents, see “Where You Can Find More Information” on page 102.

Common Stock

      The outstanding shares of North Fork common stock are fully paid and nonassessable. Holders of North Fork common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Holders of North Fork common stock do not have pre-emptive rights and are not entitled to cumulative voting rights with respect to the election of directors. The North Fork common stock is neither redeemable nor convertible into other securities, and there are no sinking fund provisions.

      Subject to the preferences applicable to any shares of North Fork preferred stock outstanding at the time, holders of North Fork common stock are entitled to dividends when and as declared by the North Fork board of directors from funds legally available therefor and are entitled, in the event of liquidation, to share ratably in all assets remaining after payment of liabilities.

Preferred Stock

      No shares of preferred stock are outstanding. The board of directors of North Fork may, without further action by the stockholders of North Fork, issue one or more series of North Fork preferred stock and fix the rights and preferences of those shares, including the dividend rights, dividend rates, conversion rights, exchange rights, voting rights, terms of redemption, redemption price or prices, liquidation preferences, the number of shares constituting any series and the designation of such series.

Anti-Takeover Provisions

      The North Fork certificate of incorporation and North Fork’s bylaws provide that the North Fork board of directors is to be divided into three classes as nearly equal in number as possible. Directors are elected by classes to three year terms, so that approximately one-third of the directors of North Fork are elected at each annual meeting of the stockholders. In addition, North Fork’s bylaws provide that the power to fill vacancies is vested in the North Fork board of directors. The overall effect of these provisions may be to prevent a person or entity from seeking to acquire control of North Fork through an increase in the number of directors on the North Fork board and the election of designated nominees to fill newly created vacancies.

COMPARISON OF STOCKHOLDERS’ RIGHTS

      North Fork and GreenPoint are both incorporated under the laws of the State of Delaware. Any differences, therefore, in the rights of holders of North Fork capital stock and GreenPoint capital stock arise primarily from differences in their respective certificates of incorporation and bylaws. Upon completion of the merger, the certificate of incorporation and bylaws of North Fork in effect immediately prior to the effective time of the merger will be the certificate of incorporation and bylaws of the combined company. Consequently, after the effective time of the merger, the rights of former stockholders of GreenPoint will be determined by reference to the North Fork certificate of incorporation and bylaws. The material differences between the rights of holders of GreenPoint common stock and the rights of holders of North Fork common stock, resulting from the differences in their governing documents, are summarized below.

      The following summary does not purport to be a complete statement of the rights of holders of North Fork common stock under applicable Delaware law, the North Fork certificate of incorporation and the North Fork bylaws or the rights of the holders of GreenPoint common stock under applicable Delaware law, the GreenPoint certificate of incorporation and the GreenPoint bylaws, or a complete description of the specific provisions referred to below. This summary contains a list of the material differences but is not meant to be relied upon as an exhaustive list or a detailed description of the provisions discussed and is qualified in its entirety by reference to the Delaware General Corporation Law, or DGCL, and the governing corporate instruments of North Fork and GreenPoint, to which the holders of GreenPoint common stock are referred. Copies of the governing corporate instruments of North Fork and GreenPoint are available, without charge, to any person, including any beneficial owner to whom this joint proxy statement-prospectus is delivered, by following the instructions listed under “Where You Can Find More Information.”

Summary of Material Differences Between the

Rights of North Fork Stockholders and the Rights of GreenPoint Stockholders

	North Fork Stockholder Rights	GreenPoint Stockholder Rights

Stockholder Action by Written Consent:	North Fork stockholders may act by written consent.	GreenPoint stockholders may not act by written consent.

Stockholder Nominations and Proposals for Business:	North Fork’s bylaws permit stockholders of record to nominate candidates for election to North Fork’s board of directors and to introduce other business that is a proper matter for stockholder action in connection with any annual meeting of stockholders. In either case, the stockholder must provide timely notice to the Secretary of North Fork and the notice must contain specific information as further delineated in North Fork’s bylaws.

To be timely, notice must be given to North Fork (1) in the case of a notice of a nominee, not less than 60 days nor more than 90 days before the anniversary of the date of the prior year’s annual meeting of stockholders and (2) in the case of a notice of a proposed item of business, not less than 45 days nor more than 90 days before the anniversary of the date on which North Fork first mailed its proxy statement for the preceding annual meeting. However, in either case, if the annual meeting is held on a date that is not within 30 days before or after the anniversary of the date of the prior year’s annual meeting, the notice must be received no later than the close of business on the 10th day following the day on which notice of the date of the annual meeting was mailed or public disclosure of the date of the annual meeting was made, whichever first occurs.	GreenPoint’s bylaws also permit stockholders of record to nominate candidates for election to GreenPoint’s board of directors and to introduce other business that is a proper matter for stockholder action in connection with any annual meeting of stockholders. The stockholder must provide timely notice to the Secretary of GreenPoint, and the notice must contain specific information as further delineated in GreenPoint’s bylaws.

In the case of director nominations and introduction of other business, to be timely, notice must be delivered to and received by GreenPoint not less than 90 days prior to the date of the annual meeting, or, if GreenPoint gives less than 100 days’ notice or prior public disclosure of the meeting date, then the stockholder’s notice must be received by the close of business on the 10th day following the date on which notice of the meeting was mailed to stockholders or public disclosure was made.

Special Meetings of Stockholders:	Special meetings of North Fork stockholders (other than a special meeting for the election of directors) may be called by the board of directors, the Chairman or the President.	Special meetings of GreenPoint stockholders may be called only by the board of directors pursuant to a resolution adopted by a majority of the entire board of directors.

	North Fork Stockholder Rights	GreenPoint Stockholder Rights

Limitations on Voting Rights:	The North Fork certificate of incorporation has no provision specifically limiting stockholder voting rights.	The GreenPoint certificate of incorporation generally provides that in no event will any record owner of any outstanding GreenPoint common stock that is beneficially owned, directly or indirectly, by a person who beneficially owns common stock in excess of 10% of the outstanding shares of GreenPoint common stock be entitled to or permitted to any vote in respect of such excess shares. The number of votes that may be cast by any record owner in respect of common stock beneficially owned by a person beneficially owning shares in excess of 10% of the outstanding shares is equal to the number of votes that a single record owner of all GreenPoint common stock beneficially owned by such person would be entitled to cast subject to the limitation on voting rights described in this paragraph, multiplied by a fraction, the numerator of which is the number of shares of GreenPoint common stock that are both beneficially owned by such person and owned of record by such record owner and the denominator of which is the total number of shares of GreenPoint common stock beneficially owned by such person owning shares in excess of the 10% limit.

“Beneficial ownership” is generally determined pursuant to Rule 13d-3 of the General Rules and Regulations under the Securities Exchange Act of 1934.

Business Combinations Involving Interested Stockholders:	Delaware law prohibits a corporation from engaging in any business combination with an interested stockholder (defined as a 15% stockholder) for a period of three years after the date that stockholder became an interested stockholder unless (1) before that date, the board of directors of the corporation approved the business combination or the transaction transforming the stockholder into an interested stockholder, (2) upon	GreenPoint has not opted out of the interested stockholder provision of Delaware law. In addition, GreenPoint’s certificate of incorporation provides that “business combinations” (as defined below) between GreenPoint and a “GreenPoint interested stockholder” (as defined below) or any affiliate of such a stockholder generally require the affirmative vote of the holders of at least 80% of the voting stock, voting as a single class, unless such

North Fork Stockholder Rights	GreenPoint Stockholder Rights

completion of the transaction which resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of the voting stock outstanding at the time the transaction commenced (excluding shares owned by persons who are directors and also officers and certain employee stock ownership plans) or (3) on or after the date the stockholder became an interested stockholder, the business combination received the approval of both the corporation’s directors and the holders of two-thirds of the outstanding voting shares not owned by the interested stockholder voted at a meeting and not by written consent. A Delaware corporation may opt out of this provision through an amendment to its certificate of incorporation or bylaws adopted by a majority of the outstanding voting shares. North Fork has not adopted any such amendment.	business combination (1) is approved by a majority of GreenPoint’s directors who are unaffiliated with the interested stockholder and were members of the GreenPoint board of directors prior to the time the interested stockholder became such (or were elected by a majority of such directors) or (2) meets certain price and procedure requirements.

“Business combination” is defined to include: (1) any merger or consolidation of GreenPoint or any subsidiary of GreenPoint with any GreenPoint interested stockholder or any other corporation that is or, after such merger or consolidation, would be an “affiliate” (as defined in Rule 12b-2 of the Exchange Act) of a GreenPoint interested stockholder, (2) any sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with any GreenPoint interested stockholder or affiliate of a GreenPoint interested stockholder of any of the assets of GreenPoint or any subsidiary having a fair market value (as defined in the GreenPoint certificate of incorporation) of at least 25% of the combined assets of GreenPoint and its subsidiaries, (3) the issuance or transfer by GreenPoint or any subsidiary of any securities of GreenPoint or any subsidiary to any GreenPoint interested stockholder or affiliate of a GreenPoint interested stockholder in exchange for cash, securities or other property having a fair market value of at least 25% of the combined fair market value of the common stock of GreenPoint and its subsidiaries, (4) the adoption of any plan or proposal for the liquidation or dissolution of GreenPoint proposed by or on behalf of a GreenPoint interested stockholder or affiliate of a GreenPoint interested stockholder, or (5) any reclassification of securities or recapitalization of GreenPoint, or any merger or

	North Fork Stockholder Rights	GreenPoint Stockholder Rights

consolidation of GreenPoint with any of its subsidiaries or any other transaction that has the effect of increasing the proportionate share of the outstanding shares of any class of equity or convertible securities of GreenPoint or any of its subsidiaries owned by any GreenPoint interested stockholder or affiliate of a GreenPoint interested stockholder.

“GreenPoint interested stockholder” is defined to include any person who (1) beneficially owns, directly or indirectly, more than 10% of the voting stock of GreenPoint, (2) is an affiliate of GreenPoint and at any time within the two-year period immediately prior to the date in question was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then-outstanding GreenPoint voting stock, or (3) is an assignee of or otherwise succeeded to any shares of GreenPoint voting stock which were at any time within the two-year period immediately preceding the date in question beneficially owned by any GreenPoint interested stockholder, if the assignment or succession was by means of a transaction not involving a public offering within the meaning of the Securities Act.

Removal of Directors:	North Fork stockholders may remove a director only for cause by a vote of the holders of a majority of the then-outstanding shares entitled to vote thereon.	GreenPoint stockholders may remove a director only for cause by a vote of the holders of at least 80 percent of the then-outstanding shares entitled to vote generally in the election of directors (as with all other matters requiring GreenPoint stockholder approval, after giving effect to the provision of the GreenPoint certificate of incorporation regarding excess shares described in the Limitation on Voting Rights section of this table).

Consideration of Other Constituencies:	The North Fork certificate of incorporation does not contain any provision specifically authorizing or requiring the North Fork board of	The GreenPoint certificate of incorporation provides that the GreenPoint board of directors may, in connection with determining what

	North Fork Stockholder Rights	GreenPoint Stockholder Rights

	directors to consider the interests of any constituencies of North Fork other than its stockholders in considering whether to approve or oppose any corporate action, including a merger or similar transaction. Pursuant to case law interpreting statutory provisions of Delaware law, the board of directors of a Delaware corporation such as North Fork generally may consider the impact of such a transaction on North Fork’s other constituencies, provided that doing so bears some reasonable relationship to general stockholder interests.	is in the best interest of GreenPoint and its stockholders when evaluating any tender or exchange offer or other offer to engage in a business combination or to otherwise acquire all or substantially all of the properties and assets of GreenPoint, give due consideration to all relevant factors, including but not limited to the social and economic effect of accepting the offer on (1) GreenPoint’s present and future customers and employees and those of its subsidiaries, (2) the communities in which GreenPoint and its subsidiaries operate or are located, (3) the ability of GreenPoint to fulfill its corporate objective as a holding company under applicable laws and regulations, and (4) the ability of GreenPoint’s bank subsidiary to fulfill the objectives of a stock form financial institution under applicable statutes and regulations.

Personal Liability of Directors:	Subject to Delaware law, the North Fork certificate of incorporation limits the personal liability of directors to North Fork or its stockholders for monetary damages for breach of fiduciary duty as a director to $25,000 per occurrence.	The GreenPoint certificate of incorporation limits the personal liability of directors of GreenPoint for monetary damages resulting from a breach of fiduciary duty to the fullest extent permitted under Delaware law.

Amendment of Certificate of Incorporation:	The DGCL provides that amendments to a corporation’s certificate of incorporation generally require a resolution by the corporation’s board of directors setting forth the amendment proposed and declaring its advisability and the adoption of such amendment by the affirmative vote of holders of a majority of the corporation’s outstanding stock entitled to vote thereon. The North Fork certificate of incorporation contains no further provisions concerning the amendment of the North Fork certificate of incorporation.	In addition to the requirements of Delaware law, the GreenPoint certificate of incorporation requires the vote of the holders of 80 percent of the voting power of GreenPoint common stock (after giving effect to the provision of the GreenPoint certificate of incorporation regarding excess shares described in the Limitation on Voting Rights section of this table) voting as a single class, in order to amend or repeal the provisions of the GreenPoint certificate of incorporation with respect to voting excess shares (Section C of Article Fourth), taking action by written consent of the GreenPoint stockholders (Section C of Article Fifth), calling special meetings of GreenPoint

	North Fork Stockholder Rights	GreenPoint Stockholder Rights

stockholders (Section D of Article Fifth), the GreenPoint board of directors (Article Sixth), adoption, amendment or repeal of the GreenPoint bylaws (Article Seventh), approval of certain business combinations or transactions (Article Eighth), consideration of GreenPoint’s constituencies in evaluating certain business combinations or transactions (Article Ninth), director liability and indemnification (Article Tenth) and the supermajority vote requirement described in this sentence (Article Twelfth).

Amendment of Bylaws:	North Fork’s bylaws may be amended by affirmative vote of holders of a majority of the outstanding shares of North Fork capital stock present and voting at a meeting at which a quorum is present. The North Fork certificate of incorporation also authorizes the board of directors to adopt, amend or repeal the bylaws.	The GreenPoint certificate of incorporation and bylaws provide that the GreenPoint board of directors is empowered to adopt, amend or repeal the bylaws, by a vote of the majority of the entire board of directors, and the stockholders may adopt, amend or repeal the bylaws by the affirmative vote of holders of 80 percent of the voting stock (after giving effect to the provision of the GreenPoint certificate of incorporation regarding excess shares described in the Limitation on Voting Rights section of this table).

LEGAL MATTERS

      The validity of the North Fork common stock to be issued in connection with the merger will be passed upon for North Fork by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. Skadden, Arps, Slate, Meagher & Flom LLP and Wachtell, Lipton, Rosen & Katz will deliver their opinions to North Fork and GreenPoint, respectively, as to certain Federal income tax matters.

EXPERTS

      The consolidated financial statements of North Fork and its subsidiaries included in North Fork’s Annual Report on Form 10-K/A for the year ended December 31, 2003 have been incorporated in this joint proxy statement-prospectus by reference, in reliance on the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

      The consolidated financial statements of GreenPoint and its subsidiaries incorporated in this joint proxy statement-prospectus by reference to GreenPoint’s Annual Report on Form 10-K for the year ended December 31, 2003, have been so incorporated by reference in reliance on the report of PricewaterhouseCoopers LLP, independent registered public accounting firm, given upon the authority of that firm as experts in accounting and auditing.

      The consolidated financial statements of Trustcompany and its subsidiaries as of December 31, 2003 and 2002, and for each of the years in the three-year period ended December 31, 2003, incorporated in this joint proxy statement-prospectus by reference to North Fork’s Current Report on Form 8-K dated March 4, 2004 have been incorporated by reference in reliance on the report of KPMG LLP, independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.

NORTH FORK 2005 ANNUAL STOCKHOLDER MEETING AND STOCKHOLDER PROPOSALS

      If a stockholder wishes to have a particular proposal considered by the North Fork board of directors for inclusion in North Fork’s proxy statement for an annual meeting, the stockholder must satisfy the requirements established by the SEC in its proxy rules. In particular, Rule 14a-8 requires that stockholders submit their proposals in writing to the company at least 120 days before the anniversary date of the proxy statement mailing date for the prior year’s annual meeting. Thus, stockholders who wish to submit proposals for inclusion in the company’s proxy statement for North Fork’s 2005 annual meeting must deliver their proposals to the Corporate Secretary on or before November 26, 2004. The notice must clearly identify the proposal, contain a brief supporting statement and all required information about the proposing stockholder, and otherwise meet the SEC’s rule. Proposals should be addressed to: Ms. Aurelie S. Campbell, Vice President and Corporate Secretary, North Fork Bancorporation, Inc., 275 Broadhollow Road, Melville, New York 11747.

      Under North Fork’s bylaws, stockholders wishing to bring a matter before the annual meeting (other than the nomination of a director) must deliver a written notice to the Corporate Secretary at the address set forth above not less than 45 days nor more than 90 days before the anniversary date of the day that proxy materials were first mailed for the prior year’s meeting. (There are special rules if the current year’s meeting date is changed by more than 30 days from the prior year’s meeting date.) For the 2005 Annual Meeting of Stockholders, the written notice must be given not later than February 9, 2005, and not earlier than December 26, 2004.

      The stockholder’s written notice must contain the stockholder’s name and record address, a brief description of the proposal sought to be presented for a vote at the meeting, the number of shares of North Fork stock beneficially owned by the stockholder, and certain other information as specified in North Fork’s bylaws. In addition, any stockholder submitting a proposal must be a record holder of North Fork stock both on the day the written notice of the proposal is given and on the record date for the meeting. To obtain a copy of the relevant sections of the bylaws, please contact the Corporate Secretary at the address set forth above.

      North Fork’s bylaws specify procedures for a stockholder to submit a nomination for director at the annual meeting of stockholders. To obtain a copy of the relevant sections of the bylaws, please contact the Corporate Secretary at the address set forth above.

      Stockholders also have the ability to submit candidates to the board’s Nominating and Governance Committee for it consideration when it recommends nominees for director to the full board.

GREENPOINT 2005 ANNUAL STOCKHOLDER MEETING AND STOCKHOLDER PROPOSALS

      GreenPoint will hold a 2005 annual meeting of stockholders only if the merger is not completed before the time of the meeting. In the event this meeting is held, any proposals of stockholders intended to be presented at the 2005 annual meeting of stockholders must be in writing and received by the Secretary of GreenPoint at GreenPoint’s principal executive office (1) no later than November 26, 2004, in order to be eligible for consideration for inclusion in the GreenPoint proxy materials relating to that meeting and (2) no later than 90 days prior to the date of the annual meeting, in order to be eligible for consideration at that meeting.

WHERE YOU CAN FIND MORE INFORMATION

      North Fork has filed with the SEC a registration statement under the Securities Act that registers the distribution to GreenPoint stockholders of the shares of North Fork common stock to be issued in connection with the merger. The registration statement, including the attached exhibits and schedules, contains additional relevant information about North Fork and North Fork common stock. The rules and regulations of the SEC allow us to omit certain information included in the registration statement from this joint proxy statement-prospectus.

      North Fork and GreenPoint also file reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy this information at the Public Reference Room of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy statements and other information about issuers, like North Fork and GreenPoint, who file electronically with the SEC. The address of that site is http://www.sec.gov.

      You can also inspect reports, proxy statements and other information about North Fork and GreenPoint at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

      The SEC allows North Fork and GreenPoint to “incorporate by reference” information into this joint proxy statement-prospectus. This means that North Fork and GreenPoint can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this joint proxy statement-prospectus, except for any information that is superseded by information that is included directly in this joint proxy statement-prospectus or in other later-filed documents that are incorporated by reference. Information furnished under Item 9 or Item 12 of North Fork’s or GreenPoint’s current reports on Form 8-K is not incorporated by reference in this joint proxy statement-prospectus and registration statement. The information incorporated by reference contains important information about our companies and their financial condition.

      The following documents filed with the SEC by North Fork and GreenPoint are incorporated by reference into this joint proxy statement-prospectus.

North Fork SEC Filings	Period or Date Filed

Annual Report on Form 10-K, as amended	Year ended December 31, 2003
Quarterly Report on Form 10-Q	Quarter ended March 31, 2004
The description of North Fork common stock set forth in North Fork’s registration statements filed by North Fork pursuant to Section 12 of the Exchange Act, including any amendment or report filed for purposes of updating any such description
The portions of North Fork’s proxy statement for the annual meeting of stockholders held on April 27, 2004, that have been incorporated by reference in the 2003 North Fork Form 10-K

North Fork SEC Filings	Period or Date Filed

Current Reports on Form 8-K	Filed on January 15, 2004, February 17, 2004, March 2, 2004, March 4, 2004, March 8, 2004, March 9, 2004, March 31, 2004, April 2, 2004, April 15, 2004, May 4, 2004, May 27, 2004 and June 29, 2004

GreenPoint SEC Filings	Period or Date Filed

Annual Report on Form 10-K	Year ended December 31, 2003
Quarterly Report on Form 10-Q	Quarter ended March 31, 2004
The description of GreenPoint’s common stock set forth in GreenPoint’s registration statements filed pursuant to Section 12 of the Exchange Act, including any amendment or report filed for purposes of updating any such description
The portions of GreenPoint’s proxy statement for the annual meeting of stockholders held on April 30, 2004, that have been incorporated by reference in the 2003 GreenPoint Form 10-K
Current Reports on Form 8-K	Filed on January 21, 2004, February 17, 2004 and March 8, 2004

      All documents and reports filed by North Fork and GreenPoint with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act between the date of this joint proxy statement-prospectus and the date of our meetings are incorporated by reference into this joint proxy statement-prospectus. These documents include periodic reports, such as annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, as well as proxy statements.

      North Fork has supplied all information contained or incorporated by reference in this joint proxy statement-prospectus relating to North Fork, as well as all pro forma financial information, and GreenPoint has supplied all relevant information relating to GreenPoint.

      Documents incorporated by reference are available without charge, excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference as an exhibit in this joint proxy statement-prospectus. You can obtain documents incorporated by reference in this joint proxy statement-prospectus by requesting them in writing or by telephone from D.F. King & Co., Inc. as follows:

D.F. King & Co., Inc.

48 Wall Street
New York, NY 10005
Toll-Free: 1-800-431-9633

      If you would like to request documents, please make sure your request is received by        ●       , 2004, to receive them before our meetings. If you request any incorporated documents from North Fork or GreenPoint, the appropriate company will mail them to you by first class mail, or another equally prompt means, within one business day after your request is received.

      We have not authorized anyone to give any information or make any representation about the merger or the companies that is different from, or in addition to, that contained in this joint proxy statement-prospectus or in any of the materials that have been incorporated into this joint proxy statement-prospectus. Therefore, if anyone distributes this type of information, you should not rely upon it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this joint proxy statement-prospectus or the solicitation of proxies is unlawful, or you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this joint proxy statement-prospectus does not extend to you. The information contained in this joint proxy statement-prospectus speaks only as of the date of this joint proxy statement-prospectus unless the information specifically indicates that another date applies.

APPENDIX A

AGREEMENT AND PLAN OF MERGER

between
NORTH FORK BANCORPORATION, INC.
and
GREENPOINT FINANCIAL CORP.
Dated as of February 15, 2004

ARTICLE I THE MERGER		A-1
1.1.	The Merger	A-1
1.2.	Effective Time	A-1
1.3.	Effects of the Merger	A-1
1.4.	Conversion of GreenPoint Common Stock	A-1
1.5.	Stock Options; Stock Units	A-2
1.6.	North Fork Common Stock	A-3
1.7.	Certificate of Incorporation and By-Laws	A-3
1.8.	Alternative Transaction Structures	A-3
1.9.	Directors	A-3
1.10.	Officers	A-3
1.11.	Tax Consequences	A-3

ARTICLE II EXCHANGE OF SHARES		A-3
2.1.	North Fork to Make Shares Available	A-3
2.2.	Exchange of Shares	A-4

ARTICLE III REPRESENTATIONS AND WARRANTIES OF GREENPOINT		A-5
3.1.	Disclosure Schedule	A-5
3.2.	Standards	A-5
3.3.	Corporate Organization	A-6
3.4.	Capitalization	A-6
3.5.	Authority; No Violation	A-7
3.6.	Consents and Approvals	A-8
3.7.	Reports	A-8
3.8.	Financial Statements	A-9
3.9.	Broker’s Fees	A-9
3.10.	Absence of Certain Changes or Events	A-9
3.11.	Legal Proceedings	A-10
3.12.	Taxes	A-10
3.13.	Employee Benefit Plans	A-11
3.14.	Labor Relations	A-12
3.15.	GreenPoint Information	A-12
3.16.	Compliance with Applicable Law	A-13
3.17.	Certain Contracts	A-13
3.18.	Investment Securities	A-14
3.19.	Business Combination Provision; State Takeover Laws	A-14
3.20.	Environmental Matters	A-14
3.21.	Derivative Transactions	A-15
3.22.	Opinion	A-15
3.23.	Approvals; Reorganization	A-15
3.24.	Loan Portfolio	A-15
3.25.	Property	A-17
3.26.	Intellectual Property	A-17
3.27.	Disclosure Controls and Procedures	A-17

A-i

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF NORTH FORK		A-18
4.1.	Disclosure Schedule	A-18
4.2.	Standards	A-18
4.3.	Corporate Organization	A-18
4.4.	Capitalization	A-19
4.5.	Authority; No Violation	A-20
4.6.	Consents and Approvals	A-20
4.7.	Reports	A-20
4.8.	Financial Statements	A-21
4.9.	Broker’s Fees	A-22
4.10.	Absence of Certain Changes or Events	A-22
4.11.	Legal Proceedings	A-22
4.12.	Taxes	A-22
4.13.	Employee Benefit Plans	A-23
4.14.	Labor Relations	A-24
4.15.	North Fork Information	A-24
4.16.	Compliance with Applicable Law	A-24
4.17.	Certain Contracts	A-25
4.18.	Investment Securities	A-25
4.19.	Ownership of GreenPoint Common Stock	A-26
4.20.	Environmental Matters	A-26
4.21.	Derivative Transactions	A-26
4.22.	Opinion	A-27
4.23.	Approvals; Reorganization	A-27
4.24.	Loan Portfolio	A-27
4.25.	Property	A-28
4.26.	Intellectual Property	A-28
4.27.	Disclosure Controls and Procedures	A-29

ARTICLE V COVENANTS RELATING TO CONDUCT OF BUSINESS		A-29
5.1.	Covenants of GreenPoint	A-29
5.2.	Covenants of North Fork	A-31

ARTICLE VI ADDITIONAL AGREEMENTS		A-32
6.1.	Regulatory Matters	A-32
6.2.	No Solicitation	A-33
6.3.	Access to Information	A-34
6.4.	Stockholder Meetings	A-35
6.5.	Affiliates	A-35
6.6.	Stock Exchange Listing	A-35
6.7.	Employee Benefit Plans; Existing Agreements	A-35
6.8.	Indemnification	A-37
6.9.	Reasonable Best Efforts; Additional Agreements	A-37
6.10.	Advice of Changes	A-38
6.11.	Current Information	A-38
6.12.	Coordination of Dividends	A-38
6.13.	Directorships	A-38
6.14.	Registration	A-38
6.15.	Section 16 Matters	A-39
6.16.	GreenPoint Bank to be Held Separate	A-39

A-ii

ARTICLE VII CONDITIONS PRECEDENT		A-39
7.1.	Conditions to Each Party’s Obligation to Effect the Merger	A-39
7.2.	Conditions to Obligations of North Fork	A-40
7.3.	Conditions to Obligations of GreenPoint	A-40

ARTICLE VIII TERMINATION AND AMENDMENT		A-41
8.1.	Termination	A-41
8.2.	Effect of Termination	A-42
8.3.	Amendment	A-42
8.4.	Extension; Waiver	A-42
8.5.	Termination Fee	A-42

ARTICLE IX GENERAL PROVISIONS		A-44
9.1.	Closing	A-44
9.2.	Nonsurvival of Representations, Warranties and Agreements	A-44
9.3.	Expenses	A-44
9.4.	Notices	A-44
9.5.	Interpretation	A-45
9.6.	Counterparts	A-45
9.7.	Entire Agreement	A-45
9.8.	Governing Law	A-45
9.9.	Enforcement of Agreement	A-45
9.10.	Severability	A-45
9.11.	Publicity	A-46
9.12.	Assignment; No Third Party Beneficiaries	A-46

A-iii

INDEX OF DEFINED TERMS

Acquisition Proposal	6.2(a	)
Acquisition Transaction	8.5(d	)
Affected Employees	6.7(a	)
Agencies	3.24(e	)
Agreement	Preamble
BHCA	3.3(a	)
Certificate	1.4(a	)
Certificate of Merger	1.2
Closing	9.1
Closing Date	9.1
Code	Recitals
Confidentiality Agreement	6.3(c	)
Derivative Transaction	3.21(c	)
DGCL	1.2
DPC Shares	1.4(b	)
Effective Time	1.2
Environmental Laws	3.20(a	)
ERISA	3.13(a	)
ERISA Affiliate	3.13(a	)
ESOP	3.4(a	)
Exchange Act	3.6
Exchange Agent	2.1
Exchange Fund	2.1
Exchange Ratio	1.4(a	)
Fannie Mae	3.24(e	)
FDIC	3.4(a	)
Federal Reserve	3.6
Form S-4	6.1(a	)
Freddie Mac	3.24(e	)
GAAP	3.8
Ginnie Mae	3.24(e	)
Governmental Entity	3.6
GreenPoint	Preamble
GreenPoint Award	1.5(b	)
GreenPoint Common Stock	1.4(a	)
GreenPoint Contract	3.17(a	)
GreenPoint Disclosure Schedule	3.1
GreenPoint Insiders	6.1(a	)
GreenPoint Intellectual Property	3.26(b	)
GreenPoint Option	1.5(a	)
GreenPoint Option Plans	1.5(a	)
GreenPoint Preferred Stock	3.4(a	)
GreenPoint Reports	3.7(b	)

A-iv

GreenPoint Stock Unit Plans	1.5(b	)
GreenPoint Stockholders Meeting	6.4
GreenPoint Termination Fee	8.5(b	)
GreenPoint’s Counsel	7.3(c	)
Hazardous Materials	3.20(d	)
HUD	3.24(e	)
Indemnified Parties	6.8(a	)
Injunction	7.1(e	)
Insurance Amount	6.8(b	)
Intellectual Property	3.26(b	)
IRS	3.12(a	)
Joint Proxy Statement/ Prospectus	6.1(a	)
JP Morgan	3.9
KBW	3.9
KPMG	4.8
Lehman	3.9
Liens	3.4(b	)
Loan Property	3.20(d	)
Loans	3.24(a	)
Material Adverse Effect	3.2(b	)
Merger	Recitals
Multiemployer Plan	3.13(c	)
New York Banking Department	3.6
North Fork	Preamble
North Fork Common Stock	1.4(a	)
North Fork Contract	4.17(a	)
North Fork Disclosure Schedule	4.1
North Fork Intellectual Property	4.26(b	)
North Fork Loan Property	4.20(d	)
North Fork Multiemployer Plan	4.13(c	)
North Fork Participation Facility	4.20(d	)
North Fork Pension Plan	4.13(a	)
North Fork Plans	4.13(a	)
North Fork Pool	4.24(h	)
North Fork Preferred Stock	4.4(a	)
North Fork Reports	4.7(b	)
North Fork Stockholders Meeting	6.4
North Fork Termination Fee	8.5(a	)
North Fork’s Counsel	7.2(c	)
NYSE	2.2(e	)
Participation Facility	3.20(d	)
Pension Plan	3.13(c	)
Plans	3.13(a	)
Pool	3.24(h	)
Public Proposal	8.5(a	)

A-v

PWC	3.8
Regulatory Agencies	3.7(a	)
Requisite Regulatory Approvals	7.1(c	)
RR Plan	1.5(b	)
Sandler O’Neill	4.9
SEC	3.6
Section 16 Information	6.15
Securities Act	3.7(b	)
Software	3.26(b	)
Subsidiary	3.3(c	)
Surviving Corporation	1.1
Tax Return	3.12(b	)
Taxes	3.12(b	)
Trust Account Shares	1.4(b	)
VA	3.24(e	)
Voting Debt	3.4(c	)

A-vi

AGREEMENT AND PLAN OF MERGER

      AGREEMENT AND PLAN OF MERGER, dated as of February 15, 2004 (this “Agreement”), by and between North Fork Bancorporation, Inc., a Delaware corporation (“North Fork”) and GreenPoint Financial Corp., a Delaware corporation (“GreenPoint”).

      WHEREAS, the Boards of Directors of North Fork and GreenPoint have determined that it is in the best interests of their respective companies and their stockholders to consummate the business combination transaction provided for herein in which GreenPoint will, subject to the terms and conditions set forth herein, merge with and into North Fork, with North Fork being the surviving entity (the “Merger”);

      WHEREAS, the parties intend that the Merger shall qualify as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), for federal income tax purposes; and

      WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

      NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

THE MERGER

      1.1.     The Merger. Upon the terms and subject to the conditions of this Agreement, at the Effective Time (as defined in Section 1.2 hereof), GreenPoint shall merge with and into North Fork. North Fork shall be the surviving corporation (hereinafter sometimes called the “Surviving Corporation”) in the Merger and shall continue its corporate existence under the laws of the State of Delaware. The name of the Surviving Corporation shall continue to be “North Fork Bancorporation, Inc.” Upon consummation of the Merger, the separate corporate existence of GreenPoint shall terminate.

      1.2.     Effective Time. Subject to the provisions of this Agreement, a certificate of merger (the “Certificate of Merger”) shall be duly prepared, executed by North Fork as the Surviving Corporation and thereafter filed with the Secretary of State of the State of Delaware, as provided in the Delaware General Corporation Law (the “DGCL”), on the Closing Date (as defined in Section 9.1). The Merger shall become effective upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware or at such time thereafter as is provided in the Certificate of Merger (the “Effective Time”).

      1.3.     Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in the DGCL.

      1.4.     Conversion of GreenPoint Common Stock. (a) At the Effective Time, subject to Section 2.2(e), each share of common stock, par value $0.01 per share, of GreenPoint (the “GreenPoint Common Stock”) issued and outstanding immediately prior to the Effective Time (other than shares of GreenPoint Common Stock (x) held in GreenPoint’s treasury or (y) held by North Fork or GreenPoint (except for Trust Account Shares and DPC Shares (as such terms are defined in Section 1.4(b) hereof)), shall, by virtue of this Agreement and without any action on the part of the holder thereof, be converted into and exchangeable for 1.0514 shares (the “Exchange Ratio”) of common stock, par value $0.01 per share, of North Fork (the “North Fork Common Stock”). All of the shares of GreenPoint Common Stock converted into North Fork Common Stock pursuant to this Section 1.4(a) shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each certificate (each, a “Certificate”) previously representing any such shares of GreenPoint Common Stock shall thereafter only represent the right to receive (i) the number of whole shares of North Fork Common Stock and (ii) the cash in lieu of any fractional shares into which the shares of GreenPoint Common Stock represented by such Certificate have been converted pursuant to this Section 1.4(a) and Section 2.2(e) hereof; subject, however, to the Surviving Corporation’s obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time which may have been declared or made by GreenPoint on such shares of GreenPoint Common Stock in accordance with the terms of this Agreement on or prior to the Effective Time and which remain unpaid at the Effective Time. Certificates previously representing shares of GreenPoint Common Stock shall be exchanged for certificates representing whole shares of North Fork Common Stock and cash in lieu of fractional shares issued in consideration therefor upon the surrender of such Certificates in accordance with Section 2.2 hereof, without any interest thereon. If, between the date of this Agreement and the Effective Time, the shares of North Fork Common Stock shall be changed into a different number or class of shares by reason of any reclassification, recapitalization, split-up, combination, exchange of shares, readjustment or other similar changes in capitalization, or a stock dividend thereon shall be declared with a record date within said period, the Exchange Ratio shall be appropriately and equitably adjusted.

      (b) At the Effective Time, all shares of GreenPoint Common Stock that are owned by GreenPoint as treasury stock and all shares of GreenPoint Common Stock that are owned by North Fork or GreenPoint (other than shares of GreenPoint Common Stock (x) held directly or indirectly in trust accounts, managed accounts and the like or otherwise held in a fiduciary capacity for the benefit of third parties (any such shares, and shares of North Fork Common Stock which are similarly held, whether held directly or indirectly by North Fork or GreenPoint, as the case may be, being referred to herein as “Trust Account Shares”) or (y) held by North Fork or GreenPoint or any of their respective Subsidiaries in respect of a debt previously contracted (any such shares of GreenPoint Common Stock, and shares of North Fork Common Stock which are similarly held, whether held directly or indirectly by North Fork or GreenPoint, being referred to herein as “DPC Shares”)) shall be cancelled and shall cease to exist and no stock of North Fork, cash or other consideration shall be delivered in exchange therefor. All shares of North Fork Common Stock that are owned by GreenPoint (other than Trust Account Shares and DPC Shares) shall become treasury stock of North Fork.

      1.5.     Stock Options; Stock Units. (a) At the Effective Time, each option granted by GreenPoint to purchase shares of GreenPoint Common Stock (a “GreenPoint Option”) under GreenPoint’s Amended and Restated 1994 Stock Incentive Plan, 1999 Stock Incentive Plan, 2001 Stock Plan, Non-Employee Directors Stock Option Plan, Non-Employee Directors 2001 Stock Option Plan, and Headlands Mortgage Company 1997 Executive and Non-Employee Director Stock Option Plan (collectively, the “GreenPoint Option Plans”), which is outstanding and unexercised immediately prior thereto shall, by virtue of the Merger and without any further action on the part of GreenPoint or any holder thereof, cease to represent a right to acquire shares of GreenPoint Common Stock and shall be converted automatically into an option to purchase shares of North Fork Common Stock in an amount and at an exercise price determined as provided below, and each GreenPoint Option shall otherwise remain subject to the terms and conditions thereof:

(i) the number of shares of North Fork Common Stock to be subject to the new option shall be equal to the product of (i) the number of shares of GreenPoint Common Stock subject to the original option and (ii) the Exchange Ratio, provided that any fractional share of North Fork Common Stock resulting from such multiplication shall be rounded to the nearest whole share; and

(ii) the exercise price per share of North Fork Common Stock under the new option shall be equal to (i) the exercise price per share of GreenPoint Common Stock under the original option divided by (ii) the Exchange Ratio, provided that such exercise price shall be rounded to the nearest cent.

(iii) The adjustment provided herein with respect to any GreenPoint Options that are intended to be “incentive stock options” (as defined in Section 422 of the Code) shall be and is intended to be effected in a manner which is consistent with Section 424(a) of the Code, and to the extent it is not so consistent, such Section 424(a) shall override anything to the contrary contained herein.

      (b) At the Effective Time, each award or account (including the Plan Share Awards (as defined in GreenPoint’s Recognition and Retention Plan for Employees (the “RR Plan”), stock equivalents, deferred stock and stock units, but excluding GreenPoint Options) in respect of shares of GreenPoint Common Stock outstanding immediately prior to the Effective Time (“GreenPoint Award”) that has been established, made or granted under the RR Plan, GreenPoint Deferred Compensation Plan and GreenPoint 1993 Directors Deferred Fee Stock Unit Plan (collectively “GreenPoint Stock Unit Plans”) shall be converted into a similar instrument in respect of shares of North Fork Common Stock. The number of shares of North Fork Common Stock subject to each such converted award shall be equal to the number of shares of GreenPoint Common Stock subject to the GreenPoint Award, multiplied by the Exchange Ratio (rounded to the nearest whole share). The other terms and conditions of each GreenPoint Award, the GreenPoint Stock Unit Plans and/or agreements governing the GreenPoint Awards, shall continue to apply in accordance with their terms and conditions.

      (c) GreenPoint and North Fork shall take all actions with respect to the GreenPoint Options, GreenPoint Awards, GreenPoint Stock Unit Plans and GreenPoint Option Plans that are necessary to implement the provisions of this Section 1.5.

      1.6.     North Fork Common Stock. Except for shares of North Fork Common Stock owned by GreenPoint (other than Trust Account Shares and DPC Shares), which shall be converted into treasury stock of North Fork as contemplated by Section 1.4(b) hereof, the shares of North Fork Common Stock issued and outstanding immediately prior to the Effective Time shall be unaffected by the Merger and such shares shall remain issued and outstanding.

      1.7.     Certificate of Incorporation and By-Laws. The Certificate of Incorporation of North Fork as in effect immediately prior to the Effective Time shall be the Certificate of Incorporation of the Surviving Corporation. The By-laws of North Fork as in effect immediately prior to the Effective Time shall be the By-laws of the Surviving Corporation.

      1.8.     Alternative Transaction Structures. The parties agree that North Fork may change the method of effecting the business combination with GreenPoint, including, without limitation, by merging a wholly owned direct Subsidiary (as defined in Section 3.3) of North Fork into GreenPoint, or by merging GreenPoint into a wholly owned direct Subsidiary of North Fork, and GreenPoint shall cooperate in such efforts, including by entering into an appropriate amendment to this Agreement (to the extent such amendment only changes the method of effecting the business combination and does not substantively affect this Agreement or the rights and obligations of the parties or their respective stockholders hereunder); provided, however, that any such Subsidiary shall become a party to, and shall agree to be bound by, the terms of this Agreement and that any actions taken pursuant to this Section 1.8 shall not (i) alter or change the kind or amount of consideration to be issued to holders of GreenPoint Common Stock or the treatment of GreenPoint Options or GreenPoint Awards as provided for in this Agreement, (ii) adversely affect the tax consequences of the transaction to the holders of GreenPoint Common Stock, (iii) materially delay receipt of any Requisite Regulatory Approval (as defined in Section 7.1(c)), or (iv) otherwise cause any closing condition not to be capable of being fulfilled (unless duly waived by the party entitled to the benefits thereof).

      1.9.     Directors. At and immediately after the Effective Time, the directors of the Surviving Corporation shall consist of the directors of North Fork in office immediately prior to the Effective Time together with five additional directors of GreenPoint as provided in Section 6.13 hereof, until their respective successors are duly elected or appointed and qualified.

      1.10.     Officers. At and immediately after the Effective Time, the officers of the Surviving Corporation shall consist of the officers of North Fork in office immediately prior to the Effective Time.

      1.11.     Tax Consequences. It is intended that the Merger shall constitute a reorganization within the meaning of Section 368(a) of the Code, and that this Agreement shall constitute a “plan of reorganization” for the purposes of the Code.

ARTICLE II

EXCHANGE OF SHARES

      2.1.     North Fork to Make Shares Available. At or prior to the Effective Time, North Fork shall deposit, or shall cause to be deposited, with a bank or trust company (which may be a Subsidiary of North Fork) (the “Exchange Agent”) selected by North Fork and reasonably acceptable to GreenPoint, for the benefit of the holders of Certificates, for exchange in accordance with this Article II, certificates representing the shares of North Fork Common Stock and the cash in lieu of any fractional shares (such cash and certificates for shares of North Fork Common Stock, together with any dividends or distributions with respect thereto, being hereinafter referred to as the “Exchange Fund”) to be issued pursuant to Section 1.4(a) and paid pursuant to Section 2.2(a) hereof in exchange for outstanding shares of GreenPoint Common Stock.

      2.2.     Exchange of Shares. (a) As soon as practicable after the Effective Time, and in no event more than five business days thereafter, the Exchange Agent shall mail to each holder of record of a Certificate or Certificates a customary form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Certificates in exchange for certificates representing the shares of North Fork Common Stock and the cash in lieu of fractional shares into which the shares of GreenPoint Common Stock represented by such Certificate or Certificates shall have been converted pursuant to this Agreement. Upon surrender of a Certificate for exchange and cancellation to the Exchange Agent, together with such letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive promptly in exchange therefor (x) a certificate representing that number of whole shares of North Fork Common Stock to which such holder of GreenPoint Common Stock shall have become entitled pursuant to the provisions of Article I hereof and (y) a check representing the amount of cash in lieu of fractional shares, if any, which such holder has the right to receive in respect of the Certificate surrendered pursuant to the provisions of this Article II (after taking into account all shares of GreenPoint Common Stock then held by such holder), and the Certificate so surrendered shall forthwith be cancelled. No interest will be paid or accrued on the cash in lieu of fractional shares and unpaid dividends and distributions, if any, payable to holders of Certificates.

      (b) No dividends or other distributions declared after the Effective Time with respect to North Fork Common Stock and payable to the holders of record thereof shall be paid to the holder of any unsurrendered Certificate until the holder thereof shall surrender such Certificate in accordance with this Article II. After the surrender of a Certificate in accordance with this Article II, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to shares of North Fork Common Stock represented by such Certificate. No holder of an unsurrendered Certificate shall be entitled, until the surrender of such Certificate, to vote the shares of North Fork Common Stock into which his GreenPoint Common Stock shall have been converted.

      (c) If any certificate representing shares of North Fork Common Stock is to be issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it shall be a condition of the issuance thereof that the Certificate so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other Taxes required by reason of the issuance of a certificate representing shares of North Fork Common Stock in any name other than that of the registered holder of the Certificate surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable. North Fork or the Exchange Agent shall be entitled to deduct and withhold from the Exchange Fund otherwise payable pursuant to this Agreement such amounts as North Fork or the Exchange Agent are required to deduct and withhold under the Code and the regulations promulgated thereunder, or any provision of state, local or foreign Tax law, with respect to the making of such payment. To the extent the amounts are so withheld by North Fork or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of shares of GreenPoint Common Stock in respect of whom such deduction and withholding was made by North Fork or the Exchange Agent.

      (d) From and after the Effective Time, there shall be no transfers on the stock transfer books of GreenPoint of the shares of GreenPoint Common Stock which were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates representing such shares are presented for transfer to the Exchange Agent or North Fork, they shall be cancelled and exchanged for certificates representing shares of North Fork Common Stock and any related payments as provided in this Article II.

      (e) Notwithstanding anything to the contrary contained herein, no certificates or scrip representing fractional shares of North Fork Common Stock shall be issued upon the surrender for exchange of Certificates, no dividend or distribution with respect to North Fork Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of North Fork. In lieu of the issuance of any such fractional share, North Fork shall pay to each former stockholder of GreenPoint who otherwise would be entitled to receive a fractional share of North Fork Common Stock an amount in cash determined by multiplying (i) the average of the closing sale prices of North Fork Common Stock on the New York Stock Exchange (the “NYSE”) as reported by The Wall Street Journal for the five trading days immediately preceding the date on which the Effective Time shall occur by (ii) the fraction of a share of North Fork Common Stock to which such holder would otherwise be entitled to receive pursuant to Section 1.4(a) hereof.

      (f) Any portion of the Exchange Fund that remains unclaimed by the stockholders of GreenPoint for six months after the Effective Time shall be paid to North Fork. Any stockholders of GreenPoint who have not theretofore complied with this Article II shall thereafter look only to North Fork for payment of their shares of North Fork Common Stock, cash in lieu of fractional shares and unpaid dividends and distributions on North Fork Common Stock deliverable in respect of each Certificate such stockholder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of North Fork, GreenPoint, the Exchange Agent or any other person shall be liable to any former holder of shares of GreenPoint Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

      (g) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by North Fork, the posting by such person of a bond in such amount as North Fork may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the shares of North Fork Common Stock and cash in lieu of fractional shares deliverable in respect thereof pursuant to this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF GREENPOINT

      3.1.     Disclosure Schedule. Prior to the execution and delivery of this Agreement, GreenPoint has delivered to North Fork a schedule (the “GreenPoint Disclosure Schedule”) setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more of GreenPoint’s representations or warranties contained in this Article III, or to one or more of GreenPoint’s covenants contained in Section 5.1.

      3.2.     Standards. (a) No representation or warranty of GreenPoint contained in this Article III (other than the representations and warranties in Sections 3.3(a), 3.4(a), 3.5(a), 3.10(a), 3.19 and 3.22, which shall be true and correct in all material respects) shall be deemed untrue or incorrect, and GreenPoint shall not be deemed to have breached a representation or warranty, or failed to satisfy a related condition, as a consequence of the existence or absence of any fact, circumstance or event unless such fact, circumstance or event, individually or taken together with all other facts, circumstances or events inconsistent with any representation or warranty contained in Article III, has had or is reasonably likely to have a Material Adverse Effect (as defined below) on GreenPoint.

      (b) As used in this Agreement, the term “Material Adverse Effect” means, with respect to North Fork or GreenPoint, as the case may be, an effect which (i) is materially adverse to the business, results of operations or financial condition of such party and its Subsidiaries taken as a whole, other than any such effect to the extent attributable to or resulting from (u) any change in banking or similar laws, rules or regulations of general applicability or interpretations thereof by courts or governmental authorities, (v) any change in generally accepted accounting principles, regulatory accounting principles or interpretations thereof, in each case which affects banks or their holding companies generally, (w) any change that arises out of this Agreement (including the announcement thereof) or in compliance with the terms and conditions hereof, (x) events, conditions or trends in economic, business or financial conditions affecting banks or their holding companies generally, (y) changes in national or international political or social conditions including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon or within the United States, or any of its territories, possessions or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States or (z) any change in the stock price or trading volume of such party, or (ii) materially impairs the ability of such party and its Subsidiaries to consummate the transactions contemplated hereby.

      Except as set forth in the GreenPoint Disclosure Schedule, and subject to the standard set forth above, GreenPoint hereby represents and warrants to North Fork as set forth in Sections 3.3 through 3.27:

      3.3.     Corporate Organization. (a) GreenPoint is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. GreenPoint is duly registered as a bank holding company under the Bank Holding Company Act of 1956, as amended (the “BHCA”). The certificate of incorporation and by-laws of GreenPoint, copies of which have previously been made available to North Fork, are true, complete and correct copies of such documents as in effect as of the date of this Agreement.

      (b) GreenPoint (i) has all requisite corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and (ii) is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary.

      (c) GreenPoint Bank is a savings bank duly organized, validly existing and in good standing under the laws of the State of New York. Each of GreenPoint’s Subsidiaries (i) is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization, (ii) has all requisite corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted and (iii) is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or the location of the properties and assets owned or leased by it makes such licensing or qualification necessary. The articles of incorporation, by-laws and similar governing documents of each Subsidiary of GreenPoint, copies of which have previously been made available to North Fork, are true, complete and correct copies of such documents as in effect as of the date of this Agreement. The deposit accounts of GreenPoint Bank are insured by the Federal Deposit Insurance Corporation (the “FDIC”) through the Bank Insurance Fund or the Savings Association Insurance Fund to the fullest extent permitted by law, and all premiums and assessments required to be paid in connection therewith have been paid when due. For purposes of this Agreement, the term “Subsidiary” means, with respect to any party, any corporation or other entity of which a majority of the capital stock or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at the time, directly or indirectly, owned by such party.

      (d) The minute books of GreenPoint and each of its Subsidiaries contain true and correct records of all meetings and other corporate actions held or taken since December 31, 2000 of their respective stockholders and Boards of Directors (including committees of their respective Boards of Directors).

      3.4.     Capitalization. (a) As of the date of this Agreement, the authorized capital stock of GreenPoint consists of 220,000,000 shares of GreenPoint Common Stock and 50,000,000 shares of preferred stock, par value $0.01 per share (the “GreenPoint Preferred Stock”). As of the date of this Agreement, there are (i) 131,715,511 shares of GreenPoint Common Stock issued and outstanding, of which (A) 20,665,468.43 shares are held in the trust underlying GreenPoint’s Employee Stock Ownership Plan (the “ESOP”) and of such 20,665,468.43 shares a total of 15,095,643 are held in the ESOP’s suspense account and (B) 138,187.5 shares are held in the trust underlying the RR Plan and of such 138,187.5 shares a total of 60,700 are subject to outstanding Plan Share Awards, (ii) no shares of GreenPoint Preferred Stock outstanding or reserved for issuance, (iii) no shares of GreenPoint Common Stock reserved for issuance upon exercise of outstanding stock options or otherwise except for 14,949,709 shares of GreenPoint Common Stock reserved for issuance pursuant to the GreenPoint Option Plans and described in Section 3.4(a) of the GreenPoint Disclosure Schedule, and (iv) 33,676,235 shares of GreenPoint Common Stock held by GreenPoint in its treasury or by GreenPoint’s Subsidiaries. All of the issued and outstanding shares of GreenPoint Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. Except as referred to above or reflected in Section 3.4(a) of the GreenPoint Disclosure Schedule, GreenPoint does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of GreenPoint Common Stock or GreenPoint Preferred Stock or any other equity security or Voting Debt (as defined below) of GreenPoint or any securities representing the right to purchase or otherwise receive any shares of GreenPoint Common Stock or any other equity security or Voting Debt of GreenPoint (including any rights plan or agreement). The names of the optionees, the date of grant of each GreenPoint Option, the number of shares subject to each such option, the expiration date of each such GreenPoint Option, and the price at which each such option may be exercised under the GreenPoint Option Plans are set forth in Section 3.4(a) of the GreenPoint Disclosure Schedule.

      (b) Section 3.4(b) of the GreenPoint Disclosure Schedule sets forth a true and correct list of all of the Subsidiaries of GreenPoint. Except as set forth in Section 3.4(b) of the GreenPoint Disclosure Schedule, GreenPoint owns, directly or indirectly, all of the issued and outstanding shares of the capital stock of each of its Subsidiaries, free and clear of all liens, charges, encumbrances and security interests of any kind or nature whatsoever (collectively, “Liens”), and all of such shares are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. Except as set forth in Section 3.4(b) of the GreenPoint Disclosure Schedule, neither GreenPoint nor any of its Subsidiaries has (i) any equity investments other than investments in wholly owned Subsidiaries or (ii) any investments in real estate or real estate development projects, other than assets classified as “other real estate owned.” No Subsidiary of GreenPoint has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security or Voting Debt of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security or Voting Debt of such Subsidiary. Assuming compliance by North Fork with Section 1.5 hereof, at the Effective Time, there will not be any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character by which GreenPoint or any of its Subsidiaries will be bound calling for the purchase or issuance of any shares of the capital stock of GreenPoint or any of its Subsidiaries.

      (c) No bonds, debentures, notes or other indebtedness having the right to vote on any matters on which stockholders may vote (“Voting Debt”) of GreenPoint are issued or outstanding.

      3.5.     Authority; No Violation. (a) GreenPoint has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of GreenPoint. The Board of Directors of GreenPoint has directed that this Agreement and the transactions contemplated hereby be submitted to GreenPoint’s stockholders for approval at a meeting of such stockholders and, except for the approval and adoption of this Agreement by the affirmative vote of the holders of a majority of the outstanding shares of GreenPoint Common Stock, no other corporate proceedings on the part of GreenPoint are necessary to approve this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by GreenPoint, and (assuming due authorization, execution and delivery by North Fork) this Agreement constitutes a valid and binding obligation of GreenPoint, enforceable against GreenPoint in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally.

      (b) Except as set forth in Section 3.5(b) of the GreenPoint Disclosure Schedule, neither the execution and delivery of this Agreement by GreenPoint, nor the consummation by GreenPoint of the transactions contemplated hereby, nor compliance by GreenPoint with any of the terms or provisions hereof, will (i) violate any provision of the certificate of incorporation or the by-laws of GreenPoint or the certificate of incorporation, by-laws or similar governing documents of any of its Subsidiaries, or (ii) assuming that the consents and approvals referred to in Section 3.6 hereof are duly obtained, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to GreenPoint or any of its Subsidiaries or any of their respective properties or assets, or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of GreenPoint or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, contract, agreement or other instrument or obligation to which GreenPoint or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected.

      3.6.     Consents and Approvals. Except for (a) the filing of an application with the Board of Governors of the Federal Reserve System (the “Federal Reserve”) under the BHCA and the approval of such application, (b) the filing of an application with the New York State Banking Department (the “New York Banking Department”) and the approval of such applications, (c) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (d) the filing with the Securities and Exchange Commission (the “SEC”) of (i) the Joint Proxy Statement/ Prospectus (as defined in Section 6.1 hereof) and (ii) such reports under Sections 13(a), 13(d), 13(g) and 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as may be required in connection with this Agreement and the transactions contemplated hereby and the obtaining from the SEC of such orders as may be required in connection therewith, (e) the approval of this Agreement by the requisite vote of the stockholders of GreenPoint and North Fork, (f) approval of the listing of North Fork Common Stock to be issued in the Merger on the NYSE, (g) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of North Fork Common Stock pursuant to this Agreement, (h) such filings, authorizations or approvals as may be set forth in Section 3.6 of the GreenPoint Disclosure Schedule, (i) such applications, filings, authorizations, approvals and orders as may be required under the laws of any state in respect of GreenPoint’s mortgage business, and (j) such applications, filings, authorizations, approvals and orders as may be required to be made with, or obtained from, any Agency (as such term is defined in Section 3.24(e)), no consents or approvals of or filings or registrations with any court, agency or commission or other governmental or regulatory authority, including any Regulatory Agency (as defined in Section 3.7(a) hereof) (each a “Governmental Entity”) or with any third party are necessary in connection with the execution and delivery by GreenPoint of this Agreement or the consummation by GreenPoint of the Merger and the other transactions contemplated hereby.

      3.7.     Reports. (a) GreenPoint and each of its Subsidiaries have timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 2000 with (i) the FDIC, (ii) any state banking commissions or any other state regulatory authority, (iii) any other self-regulatory organization, and (iv) any other federal or state authority regulating financial institutions (including mortgage banks), including the Federal Reserve and the Federal Home Loan Bank of New York (collectively, the “Regulatory Agencies”), and have paid all fees and assessments due and payable in connection therewith. Except for normal examinations conducted by a Regulatory Agency in the regular course of the business of GreenPoint and its Subsidiaries, and except as set forth in Section 3.7 of the GreenPoint Disclosure Schedule, no Regulatory Agency has initiated any proceeding or, to the knowledge of GreenPoint, investigation into the business or operations of GreenPoint or any of its Subsidiaries since December 31, 2000. There is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations of GreenPoint or any of its Subsidiaries.

      (b) GreenPoint has previously made available to North Fork a true, correct and complete copy of each (a) final registration statement, prospectus, report, schedule and definitive proxy statement filed since December 31, 2000 (collectively, the “GreenPoint Reports”) by GreenPoint with the SEC pursuant to the Securities Act of 1933, as amended (the “Securities Act”) or the Exchange Act and (b) communication mailed by GreenPoint to its stockholders since December 31, 2000, and no such registration statement, prospectus, report or proxy statement contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading. GreenPoint has timely filed all GreenPoint Reports and other documents required to be filed by it under the Securities Act and the Exchange Act, and, as of their respective dates (or, if amended or superceded by a filing prior to the date hereof, as of the date of such filing), all GreenPoint Reports complied with the published rules and regulations of the SEC, as applicable, with respect thereto. No executive officer of GreenPoint has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act of 2002 and no enforcement action has been initiated against GreenPoint by the SEC relating to disclosures contained in any GreenPoint Report.

      3.8.     Financial Statements. GreenPoint has previously made available to North Fork copies of (a) the consolidated statements of financial condition of GreenPoint and its Subsidiaries as of December 31 for the fiscal years 2001 and 2002, and the related consolidated statements of operations, of comprehensive income, of changes in stockholders’ equity, and of cash flows for the fiscal years 2000 through 2002, inclusive, as reported in GreenPoint’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002 filed with the SEC under the Exchange Act, in each case accompanied by the audit report of PricewaterhouseCoopers LLP (“PWC”), independent public accountants with respect to GreenPoint, and (b) the unaudited consolidated statements of financial condition of GreenPoint and its Subsidiaries as of September 30, 2003 and the related unaudited consolidated statements of income, of comprehensive income, of changes in stockholders’ equity and of cash flows for the nine-month periods ended September 30, 2002 and September 30, 2003, as reported in GreenPoint’s Quarterly Report on Form 10-Q for the period ended September 30, 2003 filed with the SEC under the Exchange Act. The December 31, 2002 consolidated statement of financial condition of GreenPoint (including the related notes, where applicable) fairly presents in all material respects the consolidated financial position of GreenPoint and its Subsidiaries as of the date thereof, and the other financial statements referred to in this Section 3.8 (including the related notes, where applicable) fairly present in all material respects, and the financial statements to be filed by GreenPoint with the SEC after the date of this Agreement will fairly present in all material respects (subject, in the case of the unaudited statements, to recurring audit adjustments normal in nature and amount), the results of the consolidated operations and consolidated financial position of GreenPoint and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth; each of such statements (including the related notes, where applicable) complies, and the financial statements to be filed by GreenPoint with the SEC after the date of this Agreement will comply, with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto; and each of such statements (including the related notes, where applicable) has been, and the financial statements to be filed by GreenPoint with the SEC after the date of this Agreement will be, prepared in accordance with generally accepted accounting principles (“GAAP”) consistently applied during the periods involved, except as indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q. The books and records of GreenPoint and its Subsidiaries have been, and are being, maintained in accordance with applicable legal and accounting requirements and reflect only actual transactions. PWC has not resigned or been dismissed as independent public accountants of GreenPoint as a result of or in connection with any disagreements with GreenPoint on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

      3.9.     Broker’s Fees. Neither GreenPoint nor any Subsidiary of GreenPoint nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with any of the transactions contemplated by this Agreement, except that GreenPoint has engaged, and will pay a fee or commission to each of Lehman Brothers (“Lehman”), Keefe, Bruyette & Woods (“KBW”) and JP Morgan Chase & Co. (“JP Morgan”) in accordance with the terms of letter agreements between GreenPoint and each of Lehman, KBW and JP Morgan, a true, complete and correct copy of each of which has been previously delivered by GreenPoint to North Fork.

      3.10.     Absence of Certain Changes or Events. (a) Except (i) as set forth in Section 3.10(a) of the GreenPoint Disclosure Schedule or (ii) as disclosed in any GreenPoint Report filed with the SEC prior to the date of this Agreement, since September 30, 2003, there has been no change or development or combination of changes or developments which, individually or in the aggregate, has had, or is reasonably likely to have, a Material Adverse Effect on GreenPoint.

      (b) Except as set forth in Section 3.10(b) of the GreenPoint Disclosure Schedule, since September 30, 2003, GreenPoint and its Subsidiaries have carried on their respective businesses only in the ordinary and usual course of business consistent with their past practices.

      (c) Except as set forth in Section 3.10(c) of the GreenPoint Disclosure Schedule, since September 30, 2003 through the date hereof, neither GreenPoint nor any of its Subsidiaries has (i) except in the ordinary course of business consistent with past practice, increased the wages, salaries, compensation, pension, or other fringe benefits or perquisites payable to any officer or director from the amount thereof in effect as of September 30, 2003 (which amounts have been previously disclosed to North Fork), granted any severance or termination pay, entered into any contract to make or grant any severance or termination pay, or paid any bonus, (ii) declared, set aside or paid any dividend or other distribution (whether in cash, stock or property) with respect to any of GreenPoint’s capital stock, other than regular quarterly cash dividends on GreenPoint Common Stock, (iii) effected or authorized any issuance, split, combination or reclassification of any of GreenPoint’s capital stock or issued any other securities in respect of, in lieu of or in substitution for shares of GreenPoint’s capital stock, except for issuances of GreenPoint Common Stock upon the exercise of GreenPoint Options, or the satisfaction of obligations under GreenPoint Stock Unit Plans, (iv) changed any accounting methods, principles or practices of GreenPoint or its Subsidiaries affecting its assets, liabilities or businesses, including any reserving, renewal or residual method, practice or policy, (v) made any Tax election or changed any Tax election, amended any Tax Returns (as defined in Section 3.12(b)) or entered into any settlement or compromise of any income tax liability of GreenPoint or its Subsidiaries or entered into any closing agreement with respect to Taxes, or (vi) made any agreement or commitment (contingent or otherwise) to do any of the foregoing.

      3.11.     Legal Proceedings. (a) Except as set forth in Section 3.11(a) of the GreenPoint Disclosure Schedule, neither GreenPoint nor any of its Subsidiaries is a party to any, and there are no pending or, to GreenPoint’s knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against GreenPoint or any of its Subsidiaries or challenging the validity or propriety of the transactions contemplated by this Agreement.

      (b) There is no injunction, order, judgment, decree, or regulatory restriction imposed upon GreenPoint, any of its Subsidiaries or the assets of GreenPoint or any of its Subsidiaries.

      3.12.     Taxes. (a) Except as set forth in Section 3.12(a) of the GreenPoint Disclosure Schedule, each of GreenPoint and its Subsidiaries has (i) duly and timely filed (including applicable extensions granted without penalty) all Tax Returns (as defined below) required to be filed by it, and such Tax Returns are true, correct and complete, (ii) timely paid in full all Taxes required to be paid by it and (iii) made adequate provision in the financial statements of GreenPoint (in accordance with GAAP) for all Taxes not yet due. Except as set forth in Section 3.12(a) of the GreenPoint Disclosure Schedule, no deficiencies for any Taxes have been proposed, asserted, assessed or, to the knowledge of GreenPoint, threatened against or with respect to GreenPoint or any of its Subsidiaries. Except as set forth in Section 3.12(a) of the GreenPoint Disclosure Schedule, (i) there are no Liens for Taxes upon the assets of either GreenPoint or its Subsidiaries except for statutory liens for current Taxes not yet due, (ii) neither GreenPoint nor any of its Subsidiaries has requested any extension of time within which to file any Tax Returns in respect of any fiscal year which have not since been filed and no request for waivers of the time to assess any Taxes are pending or outstanding, (iii) no federal, state, local or foreign audits or other administrative proceedings or court proceedings are presently pending with regard to any Taxes (other than federal or state income Taxes) of GreenPoint or any of its Subsidiaries, and neither GreenPoint nor any of its Subsidiaries has received a notice of any claims, audits or proceedings with respect to such Taxes, (iv) with respect to each taxable period of GreenPoint and its Subsidiaries, the federal and state income Tax Returns of GreenPoint and its Subsidiaries have been audited by the Internal Revenue Service (the “IRS”) or appropriate state tax authorities or the time for assessing and collecting income Tax with respect to such taxable period has closed and such taxable period is not subject to review, (v) neither GreenPoint nor any of its Subsidiaries has filed or been included in a combined, consolidated or unitary income Tax Return other than one in which GreenPoint was the parent of the group filing such Tax Return, (vi) neither GreenPoint nor any of its Subsidiaries is a party to any agreement providing for the allocation, sharing, or indemnification of Taxes, (vii) neither GreenPoint nor any of its Subsidiaries is required to include in income any adjustment pursuant to Section 481(a) of the Code (or any similar or corresponding provision or requirement of state, local or foreign income Tax law), by reason of the voluntary change in accounting method (nor has any taxing authority proposed any such adjustment or change of accounting method), (viii) no closing agreements, private letter rulings, technical advance memoranda or similar agreement or ruling have been entered into or issued by any taxing authority with respect to GreenPoint or any of its Subsidiaries within five years of the date of this Agreement, and no such agreement or ruling has been applied for and is currently pending, (ix) neither GreenPoint nor any of its Subsidiaries has, since December 31, 2002, made any Tax election or change in Tax election, amended any Tax Returns or entered into any settlement or compromise of any income tax liability of GreenPoint or its Subsidiaries, (x) neither GreenPoint nor any of its Subsidiaries has granted in writing any power of attorney which is currently in force with respect to any Taxes or Tax Returns, (xi) neither GreenPoint nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock to which Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code) applies and which occurred within two years of the date of this Agreement, and (xii) no claim has been made in writing in any jurisdiction where GreenPoint or any of its Subsidiaries does not file Tax Returns that any such entity is, or may be, subject to Tax by that jurisdiction.

      (b) For the purposes of this Agreement, “Tax” or “Taxes” shall mean all taxes, charges, levies, penalties or other assessments imposed by any United States federal, state, local or foreign taxing authority, including, but not limited to income, gross receipts, excise, property, ad valorem, value added, alternative minimum, stamp, occupation, use, service, license, intangible, net worth, sales, transfer, franchise, payroll, employment, withholding, social security or other taxes, including any interest, penalties or additions attributable thereto. For purposes of this Agreement, “Tax Return” shall mean any return, report, information return or other document (including any related or supporting information) with respect to Taxes, including but not limited to information returns and any documents with respect to or accompanying payments of estimated Taxes or requests for the extension of time in which to file any such return, report, information, return or other document.

      3.13.     Employee Benefit Plans. (a) Section 3.13(a) of the GreenPoint Disclosure Schedule sets forth a true and complete list of each deferred compensation, incentive compensation, stock purchase, stock option and other equity compensation plan, program, agreement or arrangement; each severance or termination pay, medical, surgical, hospitalization, life insurance and other “welfare” plan, fund or program (within the meaning of section 3(1) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)); each profit-sharing or stock bonus plan, fund or program; each “pension” plan, fund or program (within the meaning of section 3(2) of ERISA) (a “Pension Plan”); each employment, termination or severance plan, program, agreement or arrangement; and each other employee benefit plan, fund, program, agreement or arrangement, in each case, that is sponsored, maintained or contributed to or required to be contributed to by GreenPoint or by any trade or business, whether or not incorporated (an “ERISA Affiliate”), that together with GreenPoint would be deemed a “single employer” within the meaning of section 4001(b) of ERISA, or to which GreenPoint or an ERISA Affiliate is party, whether written or oral, for the benefit of any employee or former employee of GreenPoint or any Subsidiary of GreenPoint (the “Plans”). Neither GreenPoint, any Subsidiary of GreenPoint nor any ERISA Affiliate has any commitment or formal plan, whether legally binding or not, to create any additional employee benefit plan or modify or change any existing Plan that would affect any employee or former employee of GreenPoint or any of its Subsidiaries.

      (b) GreenPoint has heretofore made available to North Fork true and complete copies of each of the Plans and all related documents, including but not limited to (i) the Form 5500 for such Plan (if applicable) for each of the two most recent plan years for which such forms are required to have been filed, (ii) the most recent determination letter from the IRS (if applicable) for such Plan, (iii) a copy of the most recent summary plan description required for such Plan under ERISA (if applicable) and (iv) a copy of the trust or other funding agreement for the Plan (as applicable) and the latest financial statements thereof.

      (c) Except as set forth in Section 3.13(c) of the GreenPoint Disclosure Schedule, (i) each of the Plans, other than “multiemployer plans” within the meaning of section 3(37) of ERISA (each, a “Multiemployer Plan”), has been operated and administered in accordance with its terms and applicable law, including but not limited to ERISA and the Code, (ii) each of the Plans that is a Pension Plan and that is intended to be “qualified” within the meaning of Section 401(a) of the Code, has received a favorable determination letter from the IRS covering all tax law changes with respect to which the applicable remedial amendment period under section 401(b) of the Code has not expired or has applied to the IRS for such favorable determination letter, and GreenPoint is not aware of any circumstances reasonably likely to result in the revocation or denial of any such favorable determination letter, (iii) with respect to each Pension Plan which is subject to Title IV of ERISA, the actuarially determined present value of accrued benefits under such Pension Plan, based upon the actuarial assumptions used for funding purposes in the most recent actuarial report prepared by such Pension Plan’s actuary with respect to such Pension Plan, did not, as of its latest valuation date, exceed the then current value of the assets of such Pension Plan allocable to such accrued benefits, (iv) no Plan provides benefits, including death or medical benefits (whether or not insured), with respect to current or former employees, directors or consultants of GreenPoint, its Subsidiaries or any ERISA Affiliate beyond their retirement or other termination of service, other than (w) coverage mandated by applicable law, (x) death benefits or retirement benefits under any Pension Plan, (y) deferred compensation benefits accrued as liabilities on the books of GreenPoint or its Subsidiaries to the extent required by GAAP or (z) benefits the full cost of which is borne by the current or former employee, director or consultant (or his beneficiary), (v) no liability under Title IV of ERISA has been incurred or is reasonably expected to be incurred by GreenPoint, its Subsidiaries or any ERISA Affiliate that has not been satisfied in full, and GreenPoint is not aware of any condition that presents a significant risk to GreenPoint, its Subsidiaries or an ERISA Affiliate of incurring a liability thereunder, (vi) no Plan is a Multiemployer Plan, (vii) all contributions required to be made, as of the date hereof, with respect to each Plan in respect of current or prior plan years have been made or accrued in accordance with GAAP and section 412 of the Code, (viii) neither GreenPoint, nor any of its Subsidiaries nor to the knowledge of GreenPoint any ERISA Affiliate have engaged in a transaction, with respect to any Plan that is covered by ERISA, that assuming the taxable period of such transaction expired as of the date hereof, could reasonably be expected to subject GreenPoint or any of its Subsidiaries to either a civil penalty assessed pursuant to section 409 or 502(i) of ERISA or a tax imposed pursuant to section 4975 or 4976 of the Code, (ix) there are no pending, or, to the knowledge of GreenPoint, threatened or anticipated claims or proceedings (other than routine claims for benefits) by, on behalf of or against any of the Plans or any trusts related thereto, (x) the consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event, (1) entitle any current or former employee, officer or director of GreenPoint or any Subsidiary of GreenPoint to severance pay, termination pay or any other payment or benefit, (2) accelerate the time of payment or vesting or increase the amount or value of compensation or benefits due any such employee, officer or director or (3) result in payment of amounts under the Plans which would not be deductible for federal income tax purposes by virtue of section 280G or section 162(m) of the Code.

      3.14.     Labor Relations. Neither GreenPoint nor any of its Subsidiaries is a party to, or is bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is GreenPoint or any of its Subsidiaries the subject of any proceeding asserting that GreenPoint or any such Subsidiary has committed an unfair labor practice or seeking to compel GreenPoint or such Subsidiary to bargain with any labor organization as to wages or conditions of employment, nor is there any strike involving GreenPoint or any of its Subsidiaries pending or, to the knowledge of GreenPoint, threatened, nor is GreenPoint aware of any activity involving its or any of its Subsidiaries’ employees seeking to certify a collective bargaining unit or engaging in any other organizational activity.

      3.15.     GreenPoint Information. The information relating to GreenPoint and its Subsidiaries that is provided to North Fork by GreenPoint or any of its affiliates or representatives for inclusion in the Joint Proxy Statement/Prospectus and the Form S-4 (as such term is defined in Section 6.1(a) hereof), or in any other document filed with any other Governmental Entity in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Joint Proxy Statement/ Prospectus will comply with the provisions of the Exchange Act and the rules and regulations thereunder except that no representation or warranty is made by GreenPoint with respect to statements made or incorporated by reference therein based on information supplied by North Fork specifically for inclusion or incorporation by reference in the Joint Proxy Statement/ Prospectus.

      3.16.     Compliance with Applicable Law. GreenPoint and each of its Subsidiaries:

(a) is in compliance, in the conduct of its business, with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting such businesses, including the Sarbanes-Oxley Act of 2002, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT ACT) Act of 2001, all other applicable fair lending laws or other laws relating to discrimination and the Bank Secrecy Act, and, as of the date hereof, GreenPoint, and each other depository Subsidiary of GreenPoint, has a Community Reinvestment Act rating of “satisfactory” or better;

(b) has all permits, licenses, franchises, certificates, orders, and approvals of, and has made all filings, applications, and registrations with, Governmental Entities that are required in order to permit GreenPoint and each of its Subsidiaries to carry on its business as currently conducted;

(c) has, since December 31, 2000, received no notification or communication from any Governmental Entity (i) asserting that GreenPoint or any of its Subsidiaries is not in compliance with any statutes, regulations or ordinances, (ii) threatening to revoke any permit, license, franchise, certificate of authority or other governmental authorization, or (iii) threatening or contemplating revocation or limitation of, or which would have the effect of revoking or limiting, FDIC deposit insurance; and

(d) is not a party to or subject to any order, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter, supervisory letter or similar submission to, any Governmental Entity charged with the supervision or regulation of depository institutions or engaged in the insurance of deposits or the supervision or regulation of GreenPoint or any of its Subsidiaries and neither GreenPoint nor any of its Subsidiaries has been advised by any such Governmental Entity that such Governmental Entity is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, commitment letter, supervisory letter or similar submission.

      3.17.     Certain Contracts. (a) Except as set forth in Section 3.17(a) of the GreenPoint Disclosure Schedule, as of the date hereof, neither GreenPoint nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral) (i) with respect to the employment of any directors, officers, employees or consultants, (ii) which, upon the consummation of the transactions contemplated by this Agreement, will (either alone or after notice or lapse of time or both) result in (x) any payment or benefits (whether of severance pay or otherwise) becoming due, or any increase in the amount of or acceleration or vesting of any rights to any payment or benefits, from North Fork, GreenPoint, or any of their respective Subsidiaries to any director, officer, employee or consultant thereof or (y) the invalidity, unenforceability or discontinuation of any such contract, arrangement, commitment or understanding, whether in whole or in part, (iii) which is a material contract (as defined in Item 601(b)(10) of Regulation S-K of the SEC) to be performed after the date of this Agreement that has not been filed or incorporated by reference in the GreenPoint Reports filed prior to the date of this Agreement, (iv) which is not terminable without cause on 60 days’ or less notice without penalty or payment in excess of $100,000 or involves the payment of more than $500,000 per annum, or (v) which materially restricts the conduct of any line of business by GreenPoint or any of its Subsidiaries. Each contract, arrangement, commitment or understanding of the type described in this Section 3.17(a), whether or not set forth in Section 3.17(a) of the GreenPoint Disclosure Schedule, is referred to herein as an “GreenPoint Contract.”

      (b) Except as set forth in Section 3.17(b) of the GreenPoint Disclosure Schedule, (i) each GreenPoint Contract is valid and binding on GreenPoint or a Subsidiary of GreenPoint and in full force and effect (except to the extent that any GreenPoint Contract expires in accordance with its terms), (ii) GreenPoint and each of its Subsidiaries has performed all obligations required to be performed by it to date under each GreenPoint Contract, (iii) no event or condition exists which constitutes, or after notice or lapse of time or both would constitute, a default on the part of GreenPoint or any of its Subsidiaries under any GreenPoint Contract, and (iv) no other party to such GreenPoint Contract is, to the knowledge of GreenPoint, in default in any respect thereunder. Except as set forth in Section 3.17(b) of the GreenPoint Disclosure Schedule, no GreenPoint Contract will expire pursuant to its terms on or prior to the first anniversary of the date hereof.

      3.18.     Investment Securities. Section 3.18 of the GreenPoint Disclosure Schedule sets forth the book and market value as of September 30, 2003 of the investment securities, mortgage backed securities and securities held for sale of GreenPoint and its Subsidiaries.

      3.19.     Business Combination Provision; State Takeover Laws. The Board of Directors of GreenPoint has approved the transactions contemplated by this Agreement such that the provisions of Article Eighth of GreenPoint’s certificate of incorporation will not, assuming the accuracy of the representations contained in Section 4.19 hereof, apply to this Agreement or any of the transactions contemplated hereby. No “moratorium,” “control share,” “fair price” or other antitakeover laws are applicable to the Merger or any of the other transactions contemplated by this Agreement.

      3.20.     Environmental Matters. Except as set forth in Section 3.20 of the GreenPoint Disclosure Schedule:

(a) Each of GreenPoint and its Subsidiaries and, to the knowledge of GreenPoint, each of the Participation Facilities and the Loan Properties (each as defined below, for so long as they were Loan Properties or Participation Facilities) are and have been in compliance with all applicable federal, state and local laws including common law, regulations and ordinances and with all applicable decrees and orders, in each case relating to pollution or the discharge of, or exposure to Hazardous Materials (as defined below) in the environment or workplace (“Environmental Laws”);

(b) There is no suit, claim, action or proceeding pending or, to the knowledge of GreenPoint, threatened, before any Governmental Entity or other forum in which GreenPoint, any of its Subsidiaries, and, to the knowledge of GreenPoint, any Participation Facility or any Loan Property, has been or, with respect to threatened proceedings, is reasonably likely to be, named as a defendant (i) for alleged noncompliance (including by any predecessor) with any Environmental Laws or (ii) relating to the release, threatened release or exposure of any Hazardous Material whether or not occurring at or on a site owned, leased or operated by GreenPoint or any of its Subsidiaries, any Participation Facility or any Loan Property; and

(c) To the knowledge of GreenPoint, during the period of: (i) GreenPoint’s or any of its Subsidiaries’ ownership or operation of any of their respective current or former properties, (ii) GreenPoint’s or any of its Subsidiaries’ participation in the management of any Participation Facility, or (iii) GreenPoint’s or any of its Subsidiaries’ interest in a Loan Property, there has been no release of Hazardous Materials in, on, under or affecting any such property, which could reasonably be expected to require remediation pursuant to any Environmental Law. To the knowledge of GreenPoint, prior to the period of (x) GreenPoint’s or any of its Subsidiaries’ ownership or operation of any of their respective current or former properties, (y) GreenPoint’s or any of its Subsidiaries’ participation in the management of any Participation Facility, or (z) GreenPoint’s or any of its Subsidiaries’ interest in a Loan Property, there was no release or threatened release of Hazardous Materials in, on, under or affecting any such property, Participation Facility or Loan Property, which could reasonably be expected to require remediation pursuant to any Environmental Law.

(d) The following definitions apply for purposes of this Agreement: (i) “Hazardous Materials” means any chemicals, pollutants, contaminants, wastes, toxic substances, petroleum or other regulated substances or materials; (ii) “Loan Property” means any property in which GreenPoint or any of its

Subsidiaries holds a security interest and, where required by the context, said term means the owner or operator of such property; and (iii) “Participation Facility” means any facility in which GreenPoint or any of its Subsidiaries participates in the management and, where required by the context, said term means the owner or operator of such property.

      3.21.     Derivative Transactions. (a) All Derivative Transactions (as defined below) entered into by GreenPoint or any of its Subsidiaries or for the account of any of its customers were entered into in accordance with applicable laws, rules, regulations and regulatory policies of any Governmental Entity, and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by GreenPoint and its Subsidiaries, and were entered into with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Transactions. GreenPoint and its Subsidiaries have duly performed all of their obligations under the Derivative Transactions to the extent that such obligations to perform have accrued, and, to the knowledge of GreenPoint, there are no breaches, violations or defaults or allegations or assertions of such by any party thereunder.

      (b) Except as set forth in Section 3.21(b) of the GreenPoint Disclosure Schedule, as of September 30, 2003, no Derivative Transaction, were it to be a Loan held by GreenPoint or any of its Subsidiaries, would be classified as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans” or with words of similar import. The financial position of GreenPoint and its Subsidiaries on a consolidated basis under or with respect to each such Derivative Transaction has been reflected in the books and records of GreenPoint and such Subsidiaries in accordance with GAAP consistently applied, and as of the date hereof, no open exposure of GreenPoint or any of its Subsidiaries with respect to any such instrument (or with respect to multiple instruments with respect to any single counterparty) exceeds $500,000.

      (c) For purposes of this Agreement, the term “Derivative Transaction” means any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, catastrophe events, weather-related events, credit-related events or conditions or any indexes, or any other similar transaction (including any option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.

      3.22.     Opinion. Prior to the execution of this Agreement, GreenPoint has received opinions from Lehman and KBW to the effect that as of the date thereof and based upon and subject to the matters set forth therein, the Exchange Ratio is fair, from a financial point of view, to the holders of GreenPoint Common Stock and such opinion has not been amended or rescinded as of the date of this Agreement.

      3.23.     Approvals; Reorganization. As of the date of this Agreement, GreenPoint (a) knows of no reason why (i) all regulatory approvals from any Governmental Entity required for the consummation of the transactions contemplated by this Agreement should not be obtained on a timely basis or (ii) the opinion of tax counsel referred to in Section 7.3(c) should not be obtained on a timely basis and (b) has no reason to believe that the Merger will fail to qualify as a reorganization under Section 368(a) of the Code.

      3.24.     Loan Portfolio. (a) Except as set forth in Section 3.24(a) of the GreenPoint Disclosure Schedule, as of the date hereof, neither GreenPoint nor any of its Subsidiaries is a party to any written or oral (i) loan, loan agreement, note or borrowing arrangement (including leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, “Loans”), other than any Loan the unpaid principal balance of which does not exceed $500,000, under the terms of which the obligor was, as of December 31, 2003, over 90 days delinquent in payment of principal or interest or in default of any other provision, or (ii) Loan in excess of $100,000 with any director, executive officer or five percent or greater stockholder of GreenPoint or any of its Subsidiaries, or to the knowledge of GreenPoint, any person, corporation or enterprise controlling, controlled by or under common control with any of the foregoing. Section 3.24(a) of the GreenPoint Disclosure Schedule sets forth (x) all of the Loans in original principal amount in excess of $500,000 of GreenPoint or any of its Subsidiaries that as of December 31, 2003 were classified by GreenPoint or any regulatory examiner as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import, together with the principal amount of and accrued and unpaid interest on each such Loan as of December 31, 2003 and the identity of the borrower thereunder, (y) by category of Loan (i.e., commercial, consumer, etc.), all of the other Loans of GreenPoint and its Subsidiaries that as of December 31, 2003 were classified as such, together with the aggregate principal amount of and accrued and unpaid interest on such Loans by category as of December 31, 2003, and (z) each asset of GreenPoint that as of December 31, 2003 was classified as “Other Real Estate Owned” and the book value thereof.

      (b) Each Loan of GreenPoint or any of its Subsidiaries in original principal amount in excess of $500,000 (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid Liens which have been perfected and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

      (c) Each outstanding Loan (including Loans held for resale to investors) has been solicited and originated and is administered and serviced (to the extent administered and serviced by GreenPoint), and the relevant Loan files are being maintained in accordance with the relevant loan documents, GreenPoint’s underwriting standards (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable requirements of federal, state and local laws, regulations and rules.

      (d) Except as set forth in Section 3.24(d) of the GreenPoint Disclosure Schedule, none of the agreements pursuant to which GreenPoint or any of its Subsidiaries has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default by the obligor on any such Loan.

      (e) Each of GreenPoint and its Subsidiaries, as applicable, is approved by and is in good standing: (i) as a supervised mortgagee by the Department of Housing and Urban Development (“HUD”) to originate and service Title I FHA mortgage loans; (ii) as a GNMA I and II Issuer by the Government National Mortgage Association (“Ginnie Mae”); (iii) by the Department of Veteran’s Affairs (“VA”) to originate and service VA loans; and (iv) as a seller/servicer by the Federal National Mortgage Association (“Fannie Mae”) and the Federal Home Loan Mortgage Corporation (“Freddie Mac”) to originate and service conventional residential mortgage Loans (each such entity being referred to herein as an “Agency” and, collectively, the “Agencies”).

      (f) Except as set forth in Section 3.24(f) of the GreenPoint Disclosure Schedule, none of GreenPoint or any of its Subsidiaries is now nor has it ever been since December 31, 2000 subject to any fine, suspension, settlement or other agreement or other administrative agreement or sanction by, or any reduction in any loan purchase commitment from any Agency or any federal or state agency relating to the origination, sale or servicing of mortgage or consumer Loans. Neither GreenPoint nor any of its Subsidiaries has received any notice, nor does it have any reason to believe, that any Agency proposes to limit or terminate the underwriting authority of GreenPoint or any of its Subsidiaries or to increase the guarantee fees payable to any such Agency.

      (g) Each of GreenPoint and its Subsidiaries is in compliance in all material respects with all applicable federal, state and local laws, rules and regulations, including the Truth-In-Lending Act and Regulation Z, the Equal Credit Opportunity Act and Regulation B, the Real Estate Settlement Procedures Act and Regulation X, the Fair Credit Reporting Act, the Fair Debt Collection Practices Act and all Agency and other investor and mortgage insurance company requirements relating to the origination, sale and servicing of mortgage and consumer Loans.

      (h) To the knowledge of GreenPoint, each Loan included in a pool of Loans originated, acquired or serviced by GreenPoint or any of its Subsidiaries (a “Pool”) meets all eligibility requirements (including all applicable requirements for obtaining mortgage insurance certificates and loan guaranty certificates) for inclusion in such Pool. All such Pools have been finally certified or, if required, recertified in accordance with all applicable laws, rules and regulations, except where the time for certification or recertification has not yet expired. To the knowledge of GreenPoint, no Pools have been improperly certified, and no Loan has been bought out of a Pool without all required approvals of the applicable investors.

      3.25.     Property. Each of GreenPoint and its Subsidiaries has good title free and clear of all Liens to all of the properties and assets, real and personal, tangible or intangible, which are reflected on the consolidated statement of financial condition of GreenPoint as of December 31, 2002 or acquired after such date, except (a) Liens for taxes not yet due and payable, (b) pledges to secure deposits and other Liens incurred in the ordinary course of business, (c) mechanics’, materialmen’s, workmen’s, repairmen’s, warehousemen’s, carrier’s and other similar Liens arising in the ordinary course of business, or (d) Liens that do not interfere in any material respect with the current use of such property or asset. All leases pursuant to which GreenPoint or any Subsidiary of GreenPoint, as lessee, leases real or personal property are valid and enforceable against GreenPoint in accordance with their respective terms and neither GreenPoint nor any of its Subsidiaries nor, to the knowledge of GreenPoint, any other party thereto is in default thereunder. Section 3.25 of the GreenPoint Disclosure Schedule sets forth a true and correct list of all real property owned and leased by GreenPoint and its Subsidiaries as of the date hereof.

      3.26.     Intellectual Property. (a) To the knowledge of GreenPoint, GreenPoint and its Subsidiaries own or have a valid license to use all GreenPoint Intellectual Property (as defined below), free and clear of all Liens, royalty or other payment obligations (except for royalties or payments with respect to off-the-shelf Software at standard commercial rates). To the knowledge of GreenPoint, GreenPoint Intellectual Property constitutes all of the Intellectual Property necessary to carry on the business of GreenPoint and its Subsidiaries as currently conducted. GreenPoint Intellectual Property owned by GreenPoint or any of its Subsidiaries, and to the knowledge of GreenPoint, all other GreenPoint Intellectual Property, is valid and has not been cancelled, forfeited, expired or abandoned, and neither GreenPoint nor any of its Subsidiaries has received notice challenging the validity or enforceability of GreenPoint Intellectual Property. To the knowledge of GreenPoint, the conduct of the business of GreenPoint and its Subsidiaries does not violate, misappropriate or infringe upon the Intellectual Property rights of any third party. Except as set forth in Section 3.26(a) of the GreenPoint Disclosure Schedule, the consummation of the Merger will not result in the loss or impairment of the right of GreenPoint or any of its Subsidiaries to own or use any of GreenPoint Intellectual Property, and North Fork will have substantially the same rights to own or use GreenPoint Intellectual Property following the consummation of the Merger as GreenPoint and its Subsidiaries had prior to the consummation of the Merger. Section 3.26(a) of the GreenPoint disclosure Schedule sets forth a true and correct list of all GreenPoint Intellectual Property.

      (b) For purposes of this Agreement, the term “Intellectual Property” means (i) trademarks, service marks, trade names, Internet domain names, designs, logos, slogans, and general intangibles of like nature, together with all goodwill, registrations and applications related to the foregoing; (ii) patents and industrial designs (including any continuations, divisionals, continuations-in-part, renewals, reissues, and applications for any of the foregoing); (iii) copyrights (including any registrations and applications for any of the foregoing); (iv) computer programs, whether in source code or object code form (including any and all software implementation of algorithms, models and methodologies), databases and compilations (including any and all data and collections of data), and all documentation (including user manuals and training materials) related to the foregoing (collectively, “Software”); and (v) technology, trade secrets and other confidential information, know-how, proprietary processes, formulae, algorithms, models, and methodologies. For purposes of this Agreement, the term “GreenPoint Intellectual Property” means the Intellectual Property used in or held for use in the conduct of the business of GreenPoint or any of its Subsidiaries.

      3.27.     Disclosure Controls and Procedures. Except as set forth in Section 3.27 of the GreenPoint Disclosure Schedule, since December 31, 2002 GreenPoint and each of its Subsidiaries has had in place “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the

Exchange Act) reasonably designed and maintained to ensure that all information (both financial and non-financial) required to be disclosed by GreenPoint in the reports that it files or submits to the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to GreenPoint’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the Chief Executive Officer and Chief Financial Officer of GreenPoint required under the Exchange Act with respect to such reports. GreenPoint maintains internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principals and to maintain accountability for assets, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. None of GreenPoint’s or its Subsidiaries records, systems, controls, data or information are recorded, stored, maintained, operated or otherwise wholly or partly dependent on or held by any means (including any electronic, mechanical or photographic process, whether computerized or not) which (including all means of access thereto and therefrom) are not under the exclusive ownership and direct control of GreenPoint or its Subsidiaries or accountants.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF NORTH FORK

      4.1.     Disclosure Schedule. Prior to the execution and delivery of this Agreement, North Fork has delivered to GreenPoint a schedule (the “North Fork Disclosure Schedule”) setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more of North Fork’s representations or warranties contained in this Article IV, or to one or more of North Fork’s covenants contained in Section 5.2.

      4.2.     Standards. No representation or warranty of North Fork contained in this Article IV (other than the representations and warranties in Sections 4.3(a), 4.4(a), 4.5(a) and 4.22 which shall be true and correct in all material respects) shall be deemed untrue or incorrect, and North Fork shall not be deemed to have breached a representation or warranty, or failed to satisfy a related condition, as a consequence of the existence or absence of any fact, circumstance or event unless such fact, circumstance or event, individually or taken together with all other facts, circumstances or events inconsistent with any representation or warranty contained in Article IV, has had or is reasonably likely to have a Material Adverse Effect on North Fork.

      Except as set forth in the North Fork Disclosure Schedule, North Fork hereby represents and warrants to GreenPoint as set forth in Sections 4.3 through 4.27.

      4.3.     Corporate Organization. (a) North Fork is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. North Fork is duly registered as a bank holding company under the BHCA. The certificate of incorporation and by-laws of North Fork, copies of which have previously been made available to GreenPoint, are true, complete and correct copies of such documents as in effect as of the date of this Agreement.

      (b) North Fork (i) has all requisite corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and (ii) is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary.

      (c) North Fork Bank is a commercial bank duly organized, validly existing and in good standing under the laws of the State of New York. The deposit accounts of North Fork Bank are insured by the FDIC through the Bank Insurance Fund or the Savings Association Insurance Fund to the fullest extent permitted by law, and all premiums and assessments required in connection therewith have been paid when due. Each of

North Fork’s other Subsidiaries (i) is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, (ii) has all requisite corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and (iii) is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary. The certificate of incorporation, by-laws and similar governing documents of each Subsidiary of North Fork, copies of which have previously been made available to GreenPoint, are true, complete and correct copies of such documents as in effect as of the date of this Agreement.

      (d) The minute books of North Fork and each of its Subsidiaries contain true and correct records of all meetings and other corporate actions held or taken since December 31, 2000 of their respective stockholders and Boards of Directors (including committees of their respective Boards of Directors).

      4.4.     Capitalization. (a) As of the date of this Agreement, the authorized capital stock of North Fork consists of 500,000,000 shares of North Fork Common Stock and 10,000,000 shares of preferred stock, par value $1.00 per share (“North Fork Preferred Stock”). As of the date of this Agreement, there are (i) 152,862,539 shares of North Fork Common Stock issued and outstanding, (ii) no shares of North Fork Preferred Stock outstanding or reserved for issuance, (iii) no shares of North Fork Common Stock reserved for issuance, except for (w) 1,874,059 shares of North Fork Common Stock reserved for issuance pursuant to the North Fork Dividend Investment and Stock Purchase Plan, (x) 9,207,381 shares of North Fork Common Stock reserved for issuance pursuant to North Fork 1989 Executive Management and Compensation Plan, North Fork 1994 Key Employee Stock Plan, North Fork 1997 Non-Officer Stock Plan, North Fork 1998 Stock Compensation Plan, North Fork 1999 Stock Compensation Plan, the New Employee Stock Compensation Plan, the JSB Financial, Inc. 1996 Stock Option Plan, the Reliance Bancorp, Inc. 1994 Incentive Stock Option Plan and the Reliance Bancorp, Inc. Amended and Restated Stock Option Plan, and (y) 20,372,767 shares of North Fork Common Stock reserved for issuance in connection with the transaction contemplated by the Agreement and Plan of Merger among North Fork, North Fork Bank and The Trust Company of New Jersey, dated as of December 16, 2003, and (iv) 21,718,239 shares of North Fork Common Stock were held by North Fork in its treasury or by North Fork’s Subsidiaries. All of the issued and outstanding shares of North Fork Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. As of the date of this Agreement, except as referred to above or reflected in Section 4.4(a) of the North Fork Disclosure Schedule, North Fork does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of North Fork Common Stock or North Fork Preferred Stock or any other equity securities or Voting Debt of North Fork or any securities representing the right to purchase or otherwise receive any shares of North Fork Common Stock or North Fork Preferred Stock or Voting Debt of North Fork. The shares of North Fork Common Stock to be issued pursuant to the Merger will be duly authorized and validly issued and, at the Effective Time, all such shares will be fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof.

      (b) Section 4.4(b) of the North Fork Disclosure Schedule sets forth a true and correct list of all of the Subsidiaries of North Fork as of the date of this Agreement. Except as set forth in Section 4.4(b) of the North Fork Disclosure Schedule, as of the date of this Agreement, North Fork owns, directly or indirectly, all of the issued and outstanding shares of capital stock of each of its Subsidiaries, free and clear of all Liens, and all of such shares are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. As of the date of this Agreement, no Subsidiary of North Fork has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character with any party that is not a direct or indirect Subsidiary of North Fork calling for the purchase or issuance of any shares of capital stock or any other equity security or Voting Debt of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security or Voting Debt of such Subsidiary.

      (c) No Voting Debt of North Fork is issued or outstanding.

      4.5.     Authority; No Violation. (a) North Fork has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of North Fork. The Board of Directors of North Fork has directed that this Agreement and the transactions contemplated hereby be submitted to North Fork’s stockholders for approval at a meeting of such stockholders and, except for the approval and adoption of this Agreement by the affirmative vote of the holders of a majority of the outstanding shares of North Fork Common Stock, no other corporate proceedings on the part of North Fork are necessary to approve this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by North Fork, and (assuming due authorization, execution and delivery by GreenPoint) this Agreement constitutes a valid and binding obligation of North Fork, enforceable against North Fork in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally.

      (b) Except as set forth in Section 4.5(b) of the North Fork Disclosure Schedule, neither the execution and delivery of this Agreement by North Fork nor the consummation by North Fork of the transactions contemplated hereby, nor compliance by North Fork with any of the terms or provisions hereof, will (1) violate any provision of the certificate of incorporation or by-laws of North Fork, or the articles of incorporation or by-laws or similar governing documents of any of its Subsidiaries or (2) assuming that the consents and approvals referred to in Section 4.6 are duly obtained, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to North Fork or any of its Subsidiaries or any of their respective properties or assets, or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of North Fork or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, contract, agreement or other instrument or obligation to which North Fork or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected.

      4.6.     Consents and Approvals. Except for (a) the filing of an application with the Federal Reserve under the BHCA and the approval of such application, (b) the filing of an application with the New York Banking Department and the approval of such applications, (c) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (d) the filing with the SEC of (i) the Joint Proxy Statement/ Prospectus and (ii) such reports under Sections 13(a), 13(d), 13(g) and 16(a) of the Exchange Act as may be required in connection with this Agreement and the transactions contemplated hereby and the obtaining from the SEC of such orders as may be required in connection therewith, (e) the approval of this Agreement by the requisite vote of the stockholders of North Fork and GreenPoint, (f) approval of the listing of North Fork Common Stock to be issued in the Merger on the NYSE, (g) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of North Fork Common Stock pursuant to this Agreement, (h) such applications, filings, authorizations, approvals and orders as may be required under the laws of any state in respect of GreenPoint’s mortgage business, (i) such filings, authorizations or approvals as may be set forth in Section 4.6 of the North Fork Disclosure Schedule, and (j) such applications, filings, authorizations, approvals and orders as may be required to be made with, or obtained from, any Agency, no consents or approvals of or filings or registrations with any Governmental Entity or with any third party are necessary in connection with the execution and delivery by North Fork of this Agreement or the consummation by North Fork of the Merger and the other transactions contemplated hereby.

      4.7.     Reports. (a) North Fork and each of its Subsidiaries have timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 2000 with any Regulatory Agency and have paid all fees and assessments due and payable in connection therewith. Except for normal examinations conducted by any Regulatory

Agency in the regular course of the business of North Fork and its Subsidiaries, and except as set forth in Section 4.7 of the North Fork Disclosure Schedule, no Regulatory Agency has initiated any proceeding, or to the knowledge of North Fork, investigation into the business or operations of North Fork or any of its Subsidiaries since December 31, 2000. There is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations of North Fork or any of its Subsidiaries.

      (b) North Fork has previously made available to GreenPoint a true and correct copy of each (a) final registration statement, prospectus, report, schedule and definitive proxy statement filed since December 31, 2000 by North Fork with the SEC pursuant to the Securities Act or the Exchange Act (the “North Fork Reports”) and (b) communication mailed by North Fork to its stockholders since December 31, 2000, and no such registration statement, prospectus, report or proxy statement contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading. North Fork has timely filed all North Fork Reports and other documents required to be filed by it under the Securities Act and the Exchange Act, and, as of their respective dates (or, if amended or superceded by a filing prior to the date hereof, as of the date of such filing), all North Fork Reports complied with the published rules and regulations of the SEC with respect thereto. No executive officer of North Fork has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act of 2002 and no enforcement action has been initiated against North Fork by the SEC relating to disclosures contained in any North Fork Report.

      4.8.     Financial Statements. North Fork has previously made available to GreenPoint copies of (a) the consolidated balance sheets of North Fork and its Subsidiaries as of December 31 for the fiscal years 2001 and 2002 and the related consolidated statements of income, changes in stockholders’ equity, cash flows and comprehensive income for each of the years in the three-year period ended December 31, 2002, as reported in North Fork’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002 filed with the SEC under the Exchange Act, in each case accompanied by the audit report of KPMG LLP (“KPMG”), independent public accountants with respect to North Fork, and (b) the unaudited consolidated balance sheets of North Fork and its Subsidiaries as of September 30, 2002 and September 30, 2003 and the related unaudited consolidated statements of income, changes in stockholder’s equity, cash flows and comprehensive income for the nine-month periods then ended as reported in North Fork’s Quarterly Report on Form 10-Q for the period ended September 30, 2003 filed with the SEC under the Exchange Act. The December 31, 2002 consolidated balance sheet of North Fork (including the related notes, where applicable) fairly presents in all material respects the consolidated financial position of North Fork and its Subsidiaries as of the date thereof, and the other financial statements referred to in this Section 4.8 (including the related notes, where applicable) fairly present in all material respects, and the financial statements to be filed by North Fork with the SEC after the date of this Agreement will fairly present in all material respects (subject, in the case of the unaudited statements, to recurring audit adjustments normal in nature and amount), the results of the consolidated operations and changes in stockholders’ equity and consolidated financial position of North Fork and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth; each of such statements (including the related notes, where applicable) complies, and the financial statements to be filed by North Fork with the SEC after the date of this Agreement will comply, with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto; and each of such statements (including the related notes, where applicable) has been, and the financial statements to be filed by North Fork with the SEC after the date of this Agreement will be, prepared in accordance with GAAP consistently applied during the periods involved, except as indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q. The books and records of North Fork and its Subsidiaries have been, and are being, maintained in accordance with applicable legal and accounting requirements and reflect only actual transactions. KPMG has not resigned or been dismissed as independent public accountants of North Fork as a result of or in connection with any disagreements with North Fork on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

      4.9.     Broker’s Fees. Neither North Fork nor any Subsidiary of North Fork, nor any of their respective officers or directors, has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with any of the transactions contemplated by this Agreement, except that North Fork has engaged, and will pay a fee or commission to Sandler O’Neill & Partners, L.P. (“Sandler O’Neill”).

      4.10.     Absence of Certain Changes or Events. (a) Except (i) as set forth in Section 4.10 of the North Fork Disclosure Schedule or (ii) as disclosed in any North Fork Report filed with the SEC prior to the date of this Agreement, since September 30, 2003, there has been no change or development or combination of changes or developments which, individually or in the aggregate, has had, or is reasonably likely to have, a Material Adverse Effect on North Fork.

      (b) Except as set forth in Section 4.10(b) of the North Fork Disclosure Schedule, since September 30, 2003, North Fork and its Subsidiaries have carried on their respective businesses only in the ordinary and usual course of business consistent with their past practices.

      (c) Except as set forth in Section 4.10(c) of the North Fork Disclosure Schedule, since September 30, 2003 through the date hereof neither North Fork nor any of its Subsidiaries has (i) declared, set aside or paid any dividend or other distribution (whether in cash, stock or property) with respect to any of North Fork’s capital stock, other than regular quarterly cash dividends on North Fork Common Stock, (ii) changed any accounting methods, principles or practices of North Fork or its Subsidiaries affecting its assets, liabilities or businesses, including any reserving, renewal or residual method, practice or policy, (iii) made any Tax election or changed any Tax election, amended any Tax Returns or entered into any settlement or compromise of any income tax liability of North Fork or its Subsidiaries or entered into any closing agreement with respect to Taxes, or (iv) made any agreement or commitment (contingent or otherwise) to do any of the foregoing.

      4.11.     Legal Proceedings. (a) Except as set forth in Section 4.11(a) of the North Fork Disclosure Schedule, neither North Fork nor any of its Subsidiaries is a party to any and there are no pending or, to North Fork’s knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against North Fork or any of its Subsidiaries or challenging the validity or propriety of the transactions contemplated by this Agreement.

      (b) There is no injunction, order, judgment, decree, or regulatory restriction imposed upon North Fork, any of its Subsidiaries or the assets of North Fork or any of its Subsidiaries.

      4.12.     Taxes. Except as set forth in Section 4.12 of the North Fork Disclosure Schedule, each of North Fork and its Subsidiaries has (a) duly and timely filed (including applicable extensions granted without penalty) all Tax Returns required to be filed by it, and such Tax Returns are true, correct and complete, (b) timely paid in full all Taxes required to be paid by it and (c) made adequate provision in the financial statements of North Fork (in accordance with GAAP) for all Taxes not yet due. Except as set forth in Section 4.12 of the North Fork Disclosure Schedule, no deficiencies for any Taxes have been proposed, asserted, assessed or, to the knowledge of North Fork, threatened against or with respect to North Fork or any of its Subsidiaries. Except as set forth in Section 4.12 of the North Fork Disclosure Schedule, (i) there are no Liens for Taxes upon the assets of either North Fork or its Subsidiaries except for statutory liens for current Taxes not yet due, (ii) neither North Fork nor any of its Subsidiaries has requested any extension of time within which to file any Tax Returns in respect of any fiscal year which have not since been filed and no request for waivers of the time to assess any Taxes are pending or outstanding, (iii) no federal, state, local or foreign audits or other administrative proceedings or court proceedings are presently pending with regard to any Taxes (other than federal or state income Taxes) of North Fork or any of its Subsidiaries, and neither North Fork nor any of its Subsidiaries has received a notice of any claims, audits or proceedings with respect to such Taxes, (iv) with respect to each taxable period of North Fork and its Subsidiaries through and including December 31, 1999, the federal and state income Tax Returns of North Fork and its Subsidiaries have been audited by the IRS or appropriate state tax authorities or the time for assessing and collecting income Tax with respect to such taxable period has closed and such taxable period is not subject to review, (v) neither North Fork nor any of its Subsidiaries has filed or been included in a combined, consolidated or unitary income Tax Return other than one in which North Fork was the parent of the group filing such Tax

Return, (vi) neither North Fork nor any of its Subsidiaries is a party to any agreement providing for the allocation, sharing, or indemnification of Taxes, (vii) neither North Fork nor any of its Subsidiaries is required to include in income any adjustment pursuant to Section 481(a) of the Code (or any similar or corresponding provision or requirement of state, local or foreign income Tax law), by reason of the voluntary change in accounting method (nor has any taxing authority proposed any such adjustment or change of accounting method), (viii) no closing agreements, private letter rulings, technical advance memoranda or similar agreement or ruling have been entered into or issued by any taxing authority with respect to North Fork or any of its Subsidiaries within five years of the date of this Agreement, and no such agreement or ruling has been applied for and is currently pending, (ix) neither North Fork nor any of its Subsidiaries has, since December 31, 2002, made any Tax election or change in Tax election, amended any Tax Returns or entered into any settlement or compromise of any income tax liability of North Fork or its Subsidiaries, (x) neither North Fork nor any of its Subsidiaries has granted in writing any power of attorney which is currently in force with respect to any Taxes or Tax Returns, (xi) neither North Fork nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock to which Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code) applies and which occurred within two years of the date of this Agreement, and (xii) no claim has been made, either orally or in writing, in any jurisdiction where North Fork or any of its Subsidiaries does not file Tax Returns that any such entity is, or may be, subject to Tax by that jurisdiction.

      4.13.     Employee Benefit Plans. (a) Section 4.13(a) of the North Fork Disclosure Schedule sets forth a true and complete list of each deferred compensation, incentive compensation, stock purchase, stock option and other equity compensation plan, program, agreement or arrangement; each severance or termination pay, medical, surgical, hospitalization, life insurance and other “welfare” plan, fund or program (within the meaning of section 3(1) of ERISA); each profit-sharing or stock bonus plan, fund or program; each Pension Plan (“North Fork Pension Plan”); each employment, termination or severance plan, program, agreement or arrangement; and each other employee benefit plan, fund, program, agreement or arrangement, in each case, that is sponsored, maintained or contributed to or required to be contributed to by North Fork or any of its Subsidiaries or any ERISA Affiliate all of which together with North Fork would be deemed a “single employer” within the meaning of section 4001(b) of ERISA, whether written or oral, for the benefit of any employee or former employee of North Fork or any Subsidiary of North Fork (the “North Fork Plans”). Neither North Fork, any Subsidiary of North Fork nor any ERISA Affiliate has any commitment or formal plan, whether legally binding or not, to create any additional employee benefit plan or modify or change any existing North Fork Plan that would affect any employee or former employee of North Fork or any of its Subsidiaries.

      (b) North Fork has heretofore made available to GreenPoint true and complete copies of each of the North Fork Plans and all related documents, including but not limited to (i) the Form 5500 for such North Fork Plan (if applicable) for each of the last two most recent plan years for which such forms are required to have been filed, (ii) the most recent determination letter from the IRS (if applicable) for such North Fork Plan, (iii) a copy of the most recent summary plan description required for such North Fork Plan under ERISA (if applicable) and (iv) a copy of the trust or other funding agreement for North Fork Plan (as applicable) and the latest financial statements thereof.

      (c) Except as set forth in Section 4.13(c) of the North Fork Disclosure Schedule, (i) each of the North Fork Plans, other than “multiemployer plans” within the meaning of section 3(37) of ERISA (each a “North Fork Multiemployer Plan”), has been operated and administered in accordance with its terms and applicable law, including but not limited to ERISA and the Code, (ii) each of North Fork Plans that is a North Fork Pension Plan and that is intended to be “qualified” within the meaning of section 401(a) of the Code, has received a favorable determination letter from the IRS covering all tax law changes with respect to which the applicable remedial amendment period under section 401(b) of the Code has not expired or has applied to the IRS for such favorable determination letter, and North Fork is not aware of any circumstances reasonably likely to result in the revocation or denial of any such favorable determination letter, (iii) with respect to each North Fork Pension Plan which is subject to Title IV of ERISA, the actuarially determined present value of accrued benefits under such North Fork Pension Plan, based upon the actuarial assumptions used for funding purposes in the most recent actuarial report prepared by such North Fork Pension Plan’s actuary with respect to such North Fork Pension Plan, did not, as of its latest valuation date, exceed the then current value of the assets of such North Fork Pension Plan allocable to such accrued benefits, (iv) no North Fork Plan provides benefits, including death or medical benefits (whether or not insured), with respect to current or former employees, directors or consultants of North Fork, its Subsidiaries or any ERISA Affiliate beyond their retirement or other termination of service, other than (w) coverage mandated by applicable law, (x) death benefits or retirement benefits under any North Fork Pension Plan, (y) deferred compensation benefits accrued as liabilities on the books of North Fork or its Subsidiaries to the extent required by GAAP or (z) benefits the full cost of which is borne by the current or former employee, director or consultant (or his beneficiary), (v) no liability under Title IV of ERISA has been incurred or is reasonably expected to be incurred by North Fork, its Subsidiaries or any ERISA Affiliate that has not been satisfied in full, and North Fork is not aware of any condition that presents a significant risk to North Fork, its Subsidiaries or an ERISA Affiliate of incurring a material liability thereunder, (vi) no North Fork Plan is a North Fork Multiemployer Plan, (vii) all contributions required to be made, as of the date hereof, with respect to each North Fork Plan in respect of current or prior plan years have been made or accrued in accordance with GAAP and section 412 of the Code, (viii) neither North Fork, nor any of its Subsidiaries nor to the knowledge of North Fork any ERISA Affiliate have engaged in a transaction, with respect to any North Fork Plan that is covered by ERISA, that assuming the taxable period of such transaction expired as of the date hereof, could reasonably be expected to subject North Fork or any of its Subsidiaries to either a civil penalty assessed pursuant to section 409 or 502(i) of ERISA or a tax imposed pursuant to section 4975 or 4976 of the Code, (ix) there are no pending, or, to the knowledge of North Fork, threatened or anticipated claims or proceedings (other than routine claims for benefits) by, on behalf of or against any of North Fork Plans or any trusts related thereto, (x) the consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event (1) entitle any current or former employee, officer or director of North Fork or any Subsidiary of North Fork to severance pay, termination pay or any other payment or benefit, (2) accelerate the time of payment or vesting or increase the amount or value of compensation or benefits due any such employee, officer or director or (3) result in payment of amounts under North Fork Plans which would not be deductible for federal income tax purposes by virtue of section 280G or section 162(m) of the Code.

      4.14.     Labor Relations. Neither North Fork nor any of its Subsidiaries is a party to, or is bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is North Fork or any of its Subsidiaries the subject of any proceeding asserting that North Fork or any such Subsidiary has committed an unfair labor practice or seeking to compel North Fork or such Subsidiary to bargain with any labor organization as to wages or conditions of employment, nor is there any strike involving North Fork or any of its Subsidiaries pending or, to the knowledge of North Fork, threatened, nor is North Fork aware of any activity involving its or any of its Subsidiaries’ employees seeking to certify a collective bargaining unit or engaging in any other organizational activity.

      4.15.     North Fork Information. The information relating to North Fork and its Subsidiaries to be contained in the Joint Proxy Statement/Prospectus and the Form S-4, or in any other document filed with any other Governmental Entity in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Joint Proxy Statement/Prospectus will comply with the provisions of the Exchange Act and the rules and regulations thereunder and the Form S-4 will comply with the provisions of the Securities Act and the rules and regulations thereunder, except that no representation or warranty is made by North Fork with respect to statements made or incorporated by reference therein based on information supplied by GreenPoint specifically for inclusion or incorporation by reference in the Joint Proxy Statement/Prospectus or Form S-4.

      4.16.     Compliance with Applicable Law. North Fork and each of its Subsidiaries:

(a) is in compliance, in the conduct of its business, with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting such businesses, including the Sarbanes-Oxley Act of 2002, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT ACT) Act of 2001, all other applicable fair lending laws or other laws relating to discrimination and the Bank Secrecy Act, and, as of the date hereof, North Fork Bank, and each other insured depository Subsidiary of North Fork, has a Community Reinvestment Act rating of “satisfactory” or better;

(b) has all permits, licenses, franchises, certificates, orders, and approvals of, and has made all filings, applications, and registrations with, Governmental Entities that are required in order to permit North Fork and each of its Subsidiaries to carry on its business as currently conducted;

(c) has, since December 31, 2000, received no notification or communication from any Governmental Entity (i) asserting that North Fork or any of its Subsidiaries is not in compliance with any statutes, regulations or ordinances, (ii) threatening to revoke any permit, license, franchise, certificate of authority or other governmental authorization, or (iii) threatening or contemplating revocation or limitation of, or which would have the effect of revoking or limiting, FDIC deposit insurance; and

(d) is not a party to or subject to any order, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter, supervisory letter or similar submission to, any Governmental Entity charged with the supervision or regulation of depository institutions or engaged in the insurance of deposits or the supervision or regulation of North Fork or any of its Subsidiaries and neither North Fork nor any of its Subsidiaries has been advised by any such Governmental Entity that such Governmental Entity is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, commitment letter, supervisory letter or similar submission.

      4.17.     Certain Contracts. (a) Except as set forth in Section 4.17(a) of the North Fork Disclosure Schedule, as of the date of this Agreement neither North Fork nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral) (i) with respect to the employment of any directors, officers, employees or consultants, (ii) which, upon the consummation of the transactions contemplated by this Agreement, will (either alone or after notice or lapse of time or both) result in (x) any payment or benefits (whether of severance pay or otherwise) becoming due, or any increase in the amount of or acceleration or vesting of any rights to any payment or benefits, from North Fork or any of its Subsidiaries to any director, officer, employee or consultant thereof or (y) the invalidity, unenforceability or discontinuation of any such contract, arrangement, commitment or understanding, whether in whole or in part, (iii) which is a material contract (as defined in Item 601(b)(10) of Regulation S-K of the SEC) to be performed after the date of this Agreement that has not been filed or incorporated by reference in the North Fork Reports filed prior to the date of this Agreement, or (iv) which materially restricts the conduct of any line of business by North Fork or any of its Subsidiaries. Each contract, arrangement, commitment or understanding of the type described in this Section 4.17(a), whether or not set forth in Section 4.17(a) of the North Fork Disclosure Schedule, is referred to herein as a “North Fork Contract.”

      (b) Except as set forth in Section 4.17(b) of the North Fork Disclosure Schedule, (i) each North Fork Contract is valid and binding on North Fork or a Subsidiary of North Fork and in full force and effect (except to the extent that any North Fork Contract expires in accordance with its terms), (ii) North Fork and each of its Subsidiaries has performed all obligations required to be performed by it to date under each North Fork Contract, (iii) no event or condition exists which constitutes, or after notice or lapse of time or both would constitute, a default on the part of North Fork or any of its Subsidiaries under any North Fork Contract, and (iv) no other party to such North Fork Contract is, to the knowledge of North Fork, in default in any respect thereunder.

      4.18.     Investment Securities. Section 4.18 of the North Fork Disclosure Schedule sets forth the book and market value as of September 30, 2003 of the investment securities, mortgage backed securities and securities held for sale of North Fork and its Subsidiaries.

      4.19.     Ownership of GreenPoint Common Stock. Neither North Fork nor any of its affiliates or associates (as such terms are defined under the Exchange Act), (a) beneficially owns, directly or indirectly, or (b) is a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, in each case, any shares of capital stock of GreenPoint (other than Trust Account Shares and DPC Shares).

      4.20.     Environmental Matters. Except as set forth in Section 4.20 of the North Fork Disclosure Schedule:

(a) Each of North Fork and its Subsidiaries and, to the knowledge of North Fork, each of North Fork Participation Facilities and North Fork Loan Properties (each as defined below, for so long as they were North Fork Loan Properties or North Fork Participation Facilities) are and have been in compliance with all Environmental Laws;

(b) There is no suit, claim, action or proceeding pending or, to the knowledge of North Fork, threatened, before any Governmental Entity or other forum in which North Fork, any of its Subsidiaries, and, to the knowledge of North Fork, any North Fork Participation Facility or any North Fork Loan Property, has been or, with respect to threatened proceedings, is reasonably likely to be, named as a defendant (i) for alleged noncompliance (including by any predecessor) with any Environmental Laws or (ii) relating to the release, threatened release or exposure of any Hazardous Material whether or not occurring at or on a site owned, leased or operated by North Fork or any of its Subsidiaries, any North Fork Participation Facility or any North Fork Loan Property; and

(c) To the knowledge of North Fork, during the period of: (i) North Fork’s or any of its Subsidiaries’ ownership or operation of any of their respective current or former properties, (ii) North Fork’s or any of its Subsidiaries’ participation in the management of any North Fork Participation Facility, or (iii) North Fork’s or any of its Subsidiaries’ interest in a North Fork Loan Property, there has been no release of Hazardous Materials in, on, under or affecting any such property, which could reasonably be expected to require remediation pursuant to any Environmental Law. To the knowledge of North Fork, prior to the period of (x) North Fork’s or any of its Subsidiaries’ ownership or operation of any of their respective current or former properties, (y) North Fork’s or any of its Subsidiaries’ participation in the management of any North Fork Participation Facility, or (z) North Fork’s or any of its Subsidiaries’ interest in a North Fork Loan Property, there was no release or threatened release of Hazardous Materials in, on, under or affecting any such property, North Fork Participation Facility or North Fork Loan Property, which could reasonably be expected to require remediation pursuant to any Environmental Law.

(d) The following definitions apply for purposes of this Section 4.20: (i) “North Fork Loan Property” means any property in which North Fork or any of its Subsidiaries holds a security interest, and, where required by the context, said term means the owner or operator of such property; and (ii) “North Fork Participation Facility” means any facility in which North Fork or any of its Subsidiaries participates in the management and, where required by the context, said term means the owner or operator of such property.

      4.21.     Derivative Transactions. (a) All Derivative Transactions entered into by North Fork or any of its Subsidiaries or for the account of any of its customers were entered into in accordance with applicable laws, rules, regulations and regulatory policies of any Governmental Entity, and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by North Fork and its Subsidiaries, and were entered into with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Transactions. North Fork and its Subsidiaries have duly performed all of their obligations under the Derivative Transactions to the extent that such obligations to perform have accrued, and, to the knowledge of North Fork, there are no breaches, violations or defaults or allegations or assertions of such by any party thereunder.

      (b) Except as set forth in Section 4.21(b) of the North Fork Disclosure Schedule, as of September 30, 2003, no Derivative Transaction, were it to be a Loan held by North Fork or any of its Subsidiaries, would be classified as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans” or with words of similar import. The financial position of North Fork and its Subsidiaries on a consolidated basis under or with respect to each such Derivative Transaction has been reflected in the books and records of North Fork and such Subsidiaries in accordance with GAAP consistently applied, and as of the date hereof no open exposure of North Fork or any of its Subsidiaries with respect to any such instrument (or with respect to multiple instruments with respect to any single counterparty) exceeds $500,000.

      4.22.     Opinion. Prior to the execution of this Agreement, North Fork has received the opinion of Sandler O’Neill to the effect that as of the date thereof and based upon and subject to the matters set forth therein, the Exchange Ratio is fair, from a financial point of view, to North Fork.

      4.23.     Approvals; Reorganization. As of the date of this Agreement, North Fork (a) knows of no reason why (i) all regulatory approvals from any Governmental Entity required for the consummation of the transactions contemplated by this Agreement and (ii) the opinion of tax counsel referred to in Section 7.2(c) should not be obtained on a timely basis and (b) has no reason to believe that the Merger will fail to qualify as a reorganization under Section 368(a) of the Code.

      4.24.     Loan Portfolio. (a) Except as set forth in Section 4.24(a) of the GreenPoint Disclosure Schedule, as of the date hereof, neither North Fork nor any of its Subsidiaries is a party to any written or oral (i) Loan, other than any Loan the unpaid principal balance of which does not exceed $500,000, under the terms of which the obligor was, as of September 30, 2003, over 90 days delinquent in payment of principal or interest or in default of any other provision, or (ii) Loan in excess of $100,000 with any director, executive officer or five percent or greater stockholder of North Fork or any of its Subsidiaries, or to the knowledge of North Fork, any person, corporation or enterprise controlling, controlled by or under common control with any of the foregoing. Section 4.24(a) of the North Fork Disclosure Schedule sets forth (x) all of the Loans in original principal amount in excess of $500,000 of North Fork or any of its Subsidiaries that as of September 30, 2003 were classified by North Fork or any regulatory examiner as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import, together with the principal amount of and accrued and unpaid interest on each such Loan as of September 30, 2003 and the identity of the borrower thereunder, (y) by category of Loan (i.e., commercial, consumer, etc.), all of the other Loans of North Fork and its Subsidiaries that as of September 30, 2003 were classified as such, together with the aggregate principal amount of and accrued and unpaid interest on such Loans by category as of September 30, 2003, and (z) each asset of North Fork that as of September 30, 2003 was classified as “Other Real Estate Owned” and the book value thereof.

      (b) Each Loan of North Fork or any of its Subsidiaries in original principal amount in excess of $500,000 (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid Liens which have been perfected, and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

      (c) Each outstanding Loan of North Fork or any of its Subsidiaries (including Loans held for resale to investors) has been solicited and originated and is administered and serviced (to the extent administered and serviced by North Fork), and the relevant Loan files are being maintained, in accordance with the relevant loan documents, North Fork’s underwriting standards (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable requirements of federal, state and local laws, regulations and rules.

      (d) Except as set forth in Section 4.24(d) of the North Fork Disclosure Schedule, none of the agreements pursuant to which North Fork or any of its Subsidiaries has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default by the obligor on any such Loan.

      (e) Each of North Fork and its Subsidiaries, as applicable, is approved by and is in good standing: (i) as a supervised mortgagee by the HUD to originate and service Title I FHA mortgage loans; (ii) as a GNMA I and II Issuer by Ginnie Mae; (iii) by the VA to originate and service VA loans; and (iv) as a seller/servicer by Fannie Mae and Freddie Mac to originate and service conventional residential mortgage Loans.

      (f) Except as set forth in Section 4.24(f) of the North Fork Disclosure Schedule, none of North Fork or any of its Subsidiaries is now nor has it ever been subject to any fine, suspension, settlement or other agreement or other administrative agreement or sanction by, or any reduction in any loan purchase commitment from any Agency, or any federal or state agency relating to the origination, sale or servicing of mortgage or consumer Loans. Neither North Fork nor any of its Subsidiaries has received any notice, nor does it have any reason to believe, that any Agency proposes to limit or terminate the underwriting authority of North Fork or any of its Subsidiaries or to increase the guarantee fees payable to any such Agency.

      (g) Each of North Fork and its Subsidiaries is in compliance in all material respects with all applicable federal, state and local laws, rules and regulations, including the Truth-In-Lending Act and Regulation Z, the Equal Credit Opportunity Act and Regulation B, the Real Estate Settlement Procedures Act and Regulation X, the Fair Credit Reporting Act, the Fair Debt Collection Practices Act and all Agency and other investor and mortgage insurance company requirements relating to the origination, sale and servicing of mortgage and consumer Loans.

      (h) To the knowledge of North Fork, each Loan included in a pool of Loans originated, acquired or serviced by North Fork or any of its Subsidiaries (a “North Fork Pool”) meets all eligibility requirements (including all applicable requirements for obtaining mortgage insurance certificates and loan guaranty certificates) for inclusion in such North Fork Pool. All such North Fork Pools have been finally certified or, if required, recertified in accordance with all applicable laws, rules and regulations, except where the time for certification or recertification has not yet expired. To the knowledge of North Fork, no North Fork Pools have been improperly certified, and no Loan has been bought out of a North Fork Pool without all required approvals of the applicable investors.

      4.25.     Property. Each of North Fork and its Subsidiaries has good title free and clear of all Liens to all of the properties and assets, real and personal, tangible or intangible, which are reflected on the consolidated statement of financial condition of North Fork as of December 31, 2002 or acquired after such date, except (a) Liens for taxes not yet due and payable, (b) pledges to secure deposits and other Liens incurred in the ordinary course of business, (c) mechanics’, materialmen’s, workmen’s, repairmen’s, warehousemen’s, carrier’s and other similar Liens arising in the ordinary course of business or (d) Liens that do not interfere in any material respect with the current use of such property or asset. All leases pursuant to which North Fork or any Subsidiary of North Fork, as lessee, leases real or personal property are valid and enforceable against North Fork in accordance with their respective terms and neither North Fork nor any of its Subsidiaries nor, to the knowledge of North Fork, any other party thereto is in default thereunder. Section 4.25 of the North Fork Disclosure Schedule sets forth a true and correct list of all real property owned and leased by North Fork and its Subsidiaries as of the date hereof.

      4.26.     Intellectual Property. (a) To the knowledge of North Fork, North Fork and its Subsidiaries own or have a valid license to use all North Fork Intellectual Property (as defined below), free and clear of all Liens, royalty or other payment obligations (except for royalties or payments with respect to off-the-shelf Software at standard commercial rates). To the knowledge of North Fork, the North Fork Intellectual Property constitutes all of the Intellectual Property necessary to carry on the business of North Fork and its Subsidiaries as currently conducted. To the knowledge of North Fork, North Fork Intellectual Property owned by North Fork or any of its Subsidiaries, and to the knowledge of North Fork, all other North Fork Intellectual Property, is valid and has not been cancelled, forfeited, expired or abandoned, and neither North Fork nor any of its Subsidiaries has received notice challenging the validity or enforceability of North Fork Intellectual Property. To the knowledge of North Fork, the conduct of the business of North Fork and its Subsidiaries does not violate, misappropriate or infringe upon the Intellectual Property rights of any third party. Except as set forth in Section 4.26(a) of the North Fork Disclosure Schedule the consummation of the Merger will not result in the loss or impairment of the right of North Fork or any of its Subsidiaries to own or use any of North Fork Intellectual Property, and North Fork will have substantially the same rights to own or use North Fork Intellectual Property following the consummation of the Merger as North Fork and its Subsidiaries had prior to the consummation of the Merger.

      (b) For purposes of this Agreement, the term “North Fork Intellectual Property” means the Intellectual Property used in or held for use in the conduct of the business of North Fork or any of its Subsidiaries.

      4.27.     Disclosure Controls and Procedures. Since December 31, 2002, North Fork and each of its Subsidiaries has had in place “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Exchange Act) reasonably designed and maintained to ensure that all information (both financial and non-financial) required to be disclosed by North Fork in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that such information is accumulated and communicated to North Fork’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the Chief Executive Officer and Chief Financial Officer of North Fork required under the Exchange Act with respect to such reports. North Fork maintains internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principals and to maintain accountability for assets, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. None of North Fork’s or its Subsidiaries’ records, systems, controls, data or information are recorded, stored, maintained, operated or otherwise wholly or partly dependent on or held by any means (including any electronic, mechanical or photographic process, whether computerized or not) which (including all means of access thereto and therefrom) are not under the exclusive ownership and direct control of North Fork or its accountants.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

      5.1.     Covenants of GreenPoint. During the period from the date of this Agreement and continuing until the Effective Time, except as expressly contemplated or permitted by this Agreement or with the prior written consent of North Fork, GreenPoint shall, and shall cause its Subsidiaries to, carry on their respective businesses in the ordinary course consistent with past practice and consistent with prudent banking practice and in compliance in all material respects with all applicable laws and regulations. GreenPoint will use its reasonable best efforts to (x) preserve its business organization and that of its Subsidiaries intact, (y) keep available to itself and North Fork the present services of the current officers and employees of GreenPoint and its Subsidiaries and (z) preserve for itself and North Fork the goodwill of the customers of GreenPoint and its Subsidiaries and others with whom business relationships exist. Without limiting the generality of the foregoing, and except as set forth in Section 5.1 of the GreenPoint Disclosure Schedule or as otherwise contemplated by this Agreement or consented to in writing by North Fork, GreenPoint shall not, and shall not permit any of its Subsidiaries to:

(a) declare or pay any dividends on, or make other distributions in respect of, any of its capital stock other than (i) dividends and distributions by a direct or indirect wholly owned Subsidiary to its parent or (ii) normal quarterly dividends not in excess of $0.30 per share, subject to Section 6.12 hereof;

(b) (i) split, combine or reclassify any shares of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, (ii) repurchase, redeem or otherwise acquire (except for the acquisition of Trust Account Shares and DPC Shares) any shares of the capital stock of GreenPoint or any Subsidiary of GreenPoint, or any securities convertible into or exercisable for any shares of the capital stock of GreenPoint or any Subsidiary of GreenPoint, or (iii) issue, deliver, sell, pledge or otherwise encumber or subject to any Lien or authorize or propose the issuance, delivery, sale, pledge or encumbrance of or subject to any Lien, any shares of its capital stock or any securities convertible into or exercisable for, or any rights, warrants or options to acquire, any such shares, or enter into any agreement with respect to any of the foregoing, except, in the case of clause (iii), upon the exercise or fulfillment of rights or options issued or existing pursuant to employee benefit plans, programs or arrangements, all to the extent outstanding and in existence on the date of this Agreement and in accordance with their present terms;

(c) amend its certificate of incorporation, by-laws or other similar governing documents;

(d) make capital expenditures other than in the ordinary and usual course of business consistent with past practice;

(e) enter into any new line of business;

(f) (i) acquire or agree to acquire, by merging or consolidating with, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire any assets, which would be material, individually or in the aggregate, to GreenPoint, other than in connection with foreclosures, settlements in lieu of foreclosure or troubled loan or debt restructurings in the ordinary course of business consistent with prudent banking practices or (ii) open, close, sell or acquire any branches;

(g) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for the obligations of any person, or make any Loans, advances or capital contributions to, or investments in, any person, except in the ordinary course of business consistent with past practice;

(h) take any action or fail to take any action that is intended or may reasonably be expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect, or in any of the conditions to the Merger set forth in Article VII not being satisfied;

(i) change its methods of accounting in effect at September 30, 2003 except as required by changes in GAAP or regulatory accounting principles as concurred to by GreenPoint’s independent auditors;

(j) (i) except as required by applicable law or as required to maintain qualification pursuant to the Code, adopt, amend, renew or terminate any employee benefit plan (including any Plan) or any agreement, arrangement, plan or policy between GreenPoint or any Subsidiary of GreenPoint and one or more of its current or former directors, officers or employees, (ii) except for normal increases in the ordinary course of business consistent with past practice or except as required by applicable law, increase in any manner the compensation or fringe benefits of any director, officer or employee, or pay any benefit not contemplated by any Plan or agreement as in effect as of the date hereof, or (iii) make any equity or equity-based grants or allocations under any Plan (including the granting of stock options, stock appreciation rights, restricted stock, restricted stock units or performance units or shares);

(k) take or cause to be taken, or fail to take or cause to be taken, any action which would reasonably be expected to disqualify the Merger as a reorganization under Section 368(a) of the Code;

(l) sell, license, lease, encumber, assign or otherwise dispose of, or agree to sell, license, lease, encumber, assign or otherwise dispose of, abandon or fail to maintain any of its material assets, properties (including GreenPoint Intellectual Property) or other rights or agreements other than in the ordinary course of business consistent with past practice;

(m) file any application to establish, or to relocate or terminate the operations of, any banking office of GreenPoint or any of its Subsidiaries;

(n) create, renew, amend or terminate, fail to perform any obligations under, waive or release any rights under or give notice of a proposed renewal, amendment, waiver, release or termination of, any material contract, agreement or lease for goods, services or office space to which GreenPoint or any of its Subsidiaries is a party or by which GreenPoint or any of its Subsidiaries or their respective properties is bound, other than any of the foregoing arising in the ordinary course of business (and as to which GreenPoint shall provide prior notice thereof to North Fork), or enter into any agreement, letter of intent or agreement in principle (whether or not binding) relating to any Acquisition Proposal (other than a confidentiality agreement of the type contemplated by Section 6.2 in accordance with the terms of such Section);

(o) make or change any material Tax elections (unless required by applicable law), file any material amended Tax Return, enter into any closing agreement, settle or compromise any material liability with respect to Taxes, agree to any material adjustment of any Tax attribute, file any claim for a material refund of Taxes, or consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment;

(p) pay, discharge, settle, compromise or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), including taking any action to settle or compromise any litigation, in each case, material to GreenPoint and its Subsidiaries, other than the payment, discharge, settlement, compromise or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms, of liabilities reflected or reserved against in, or contemplated by, the most recent consolidated financial statements (or the notes thereto) of GreenPoint Reports filed prior to the date hereof, or incurred since December 31, 2002 in the ordinary course of business consistent with past practice;

(q) restructure or materially change its investment securities portfolio, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported; or

(r) authorize, commit or agree to do any of the foregoing actions.

      5.2.     Covenants of North Fork. During the period from the date of this Agreement and continuing until the Effective Time, except as expressly contemplated or permitted by this Agreement or with the prior written consent of GreenPoint, North Fork shall use its reasonable best efforts to (x) preserve its business organization and that of its Subsidiaries intact, (y) keep available to itself the present services of the current officers and employees of North Fork and its Subsidiaries and (z) preserve for itself the goodwill of the customers of North Fork and its Subsidiaries and others with whom business relationships exist. Without limiting the generality of the foregoing, and except as set forth in Section 5.2 of the North Fork Disclosure Schedule or as otherwise contemplated by this Agreement or consented to in writing by GreenPoint, North Fork shall not, and shall not permit any of its Subsidiaries to:

(a) declare or pay any extraordinary or special dividends on or make any other extraordinary or special distributions in respect of any of its capital stock; provided, however, that nothing contained herein shall prohibit North Fork from increasing the regular quarterly cash dividend on North Fork Common Stock;

(b) acquire or agree to acquire, by merging or consolidating with, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire any assets, which would be material, individually or in the aggregate, to North Fork, other than (i) any such acquisition that would not reasonably be expected to have a Material Adverse Effect on North Fork, or materially delay completion of the transactions contemplated hereby or have any effect specified in Section 5.2(c) or (ii) in connection with foreclosures, settlements in lieu of foreclosure or troubled loan or debt restructurings in the ordinary course of business consistent with prudent banking practices;

(c) take any action or fail to take any action that is intended or may reasonably be expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect, or in any of the conditions to the Merger set forth in Article VII not being satisfied on a timely basis;

(d) change its methods of accounting in effect at September 30, 2003 except as required by changes in GAAP or regulatory accounting principles as concurred to by North Fork’s independent auditors;

(e) amend the certificate of incorporation or bylaws of North Fork (except to authorize additional common shares or to designate the terms of any preferred shares);

(f) take or cause to be taken, or fail to take or cause to be taken, any action which would reasonably be expected to disqualify the Merger as a tax free reorganization under Section 368(a) of the Code; or

(g) authorize, or commit or agree to do any of the foregoing.

ARTICLE VI

ADDITIONAL AGREEMENTS

      6.1.     Regulatory Matters. (a) As promptly as reasonably practicable following the date hereof, North Fork and GreenPoint shall cooperate in preparing and shall cause to be filed with the SEC mutually acceptable proxy materials which shall constitute the proxy statement/prospectus relating to the matters to be submitted to the GreenPoint stockholders at the GreenPoint Stockholders Meeting and to the North Fork stockholders at the North Fork Stockholders Meeting (such joint proxy statement/prospectus, and any amendments or supplements thereto, the “Joint Proxy Statement/Prospectus”) and North Fork shall prepare and file with the SEC a registration statement on Form S-4 (of which the Joint Proxy Statement/Prospectus shall be a part) with respect to the issuance of North Fork Common Stock in the Merger (such Form S-4, and any amendments or supplements thereto, the “Form S-4”). Each of North Fork and GreenPoint shall use reasonable best efforts to have the Joint Proxy Statement/Prospectus cleared by the SEC and the Form S-4 declared effective by the SEC and to keep the Form S-4 effective as long as is necessary to consummate the Merger and the transactions contemplated thereby. North Fork and GreenPoint shall, as promptly as practicable after receipt thereof, provide the other party copies of any written comments and advise the other party of any oral comments with respect to the Joint Proxy Statement/Prospectus or Form S-4 received from the SEC. Each party shall cooperate and provide the other party with a reasonable opportunity to review and comment on any amendment or supplement to the Joint Proxy Statement/Prospectus and the Form S-4 prior to filing such with the SEC, and each party will provide the other party with a copy of all such filings made with the SEC. North Fork shall use its reasonable best efforts to take any action required to be taken under any applicable state securities laws in connection with the Merger and each party shall furnish all information concerning it and the others of its capital stock as may be reasonably requested in connection with any such action. Each party will advise the other party, promptly after it receives notice thereof, of the time when the Form S-4 has become effective, the issuance of any stop order, the suspension of the qualification of the North Fork Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Joint Proxy Statement/Prospectus or the Form S-4. If at any time prior to the Effective Time any information relating to either of the parties, or their respective affiliates, officers or directors, should be discovered by either party which should be set forth in an amendment or supplement to any of the Form S-4 or the Joint Proxy Statement/Prospectus so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other party hereto and, to the extent required by law, rules or regulations, an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and disseminated to the stockholders of North Fork and GreenPoint.

      (b) The parties hereto shall cooperate with each other and use their reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings and to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties or Governmental Entities that are necessary or advisable to consummate the transactions contemplated by this Agreement. GreenPoint and North Fork shall have the right to review in advance, and to the extent practicable each will consult the other on, in each case subject to applicable laws relating to the exchange of information, all the information relating to GreenPoint or North Fork, as the case may be, and any of their respective Subsidiaries, that appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. The parties hereto agree that they will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties or Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to consummation of the transactions contemplated hereby.

      (c) North Fork and GreenPoint shall, upon request, furnish each other with all information concerning themselves, their Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Joint Proxy Statement/Prospectus, the Form S-4 or any other statement, filing, notice or application made by or on behalf of North Fork, GreenPoint or any of their respective Subsidiaries to any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement.

      (d) North Fork and GreenPoint shall promptly furnish each other with copies of written communications received by North Fork or GreenPoint, as the case may be, or any of their respective Subsidiaries from, or delivered by any of the foregoing to, any Governmental Entity in respect of the transactions contemplated by this Agreement.

      6.2.     No Solicitation. (a) Each of GreenPoint and its Subsidiaries and North Fork and its Subsidiaries and each of their respective affiliates, directors, officers, employees, agents and representatives (including any investment banker, financial advisor, attorney, accountant or other representative retained by any of them or any of their respective Subsidiaries) shall immediately cease any discussions or negotiations with any other parties that may be ongoing with respect to the possibility or consideration of any Acquisition Proposal. From the date of this Agreement through the Effective Time, neither party shall, nor shall it permit any of its Subsidiaries to, nor shall it authorize or permit any of its or its Subsidiaries’ directors, officers or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by it or any of its Subsidiaries to, directly or indirectly through another person, (i) solicit, initiate or encourage (including by way of furnishing information or assistance), or take any other action designed to facilitate or encourage any inquiries or the making of any proposal that constitutes, or is reasonably likely to lead to, any Acquisition Proposal, (ii) participate in any discussions or negotiations regarding any Acquisition Proposal or (iii) make or authorize any statement, recommendation or solicitation in support of any Acquisition Proposal. Any violation of the foregoing restrictions by any representative of a party, whether or not such representative is so authorized and whether or not such representative is purporting to act on behalf of such party or otherwise, shall be deemed to be a breach of this Agreement by such party.

      (b) (i) Notwithstanding the foregoing, the Board of Directors of each party shall be permitted, prior to its respective meeting of stockholders to be held pursuant to Section 6.4, and subject to compliance with the other terms of this Section 6.2 and to first entering into a confidentiality agreement having provisions that are no less favorable to such party than those contained in the Confidentiality Agreement (as defined in Section 6.3(c)), to engage in discussions and negotiations with, or provide any nonpublic information or data to, any person in response to an unsolicited bona fide written Acquisition Proposal by such person made after the date of this Agreement to the extent that such party’s Board of Directors reasonably determines in good faith (after consultation with outside legal counsel) that failure to do so would cause it to violate its fiduciary duties under applicable law.

(i) Each party shall notify the other party promptly (but in no event later than 24 hours) after receipt of any Acquisition Proposal, or any request for nonpublic information relating to such party or any of its Subsidiaries by any person that informs such party or any of its Subsidiaries that it is considering making, or has made, an Acquisition Proposal, or any inquiry from any person seeking to have discussions or negotiations with such party relating to a possible Acquisition Proposal. Such notice shall be made orally and confirmed in writing, and shall indicate the identity of the person making the Acquisition Proposal, inquiry or request and the material terms and conditions of any inquiries, proposals or offers (including a copy thereof if in writing and any related documentation or correspondence). Each party shall also promptly, and in any event within 24 hours, notify the other party, orally and in writing, if it enters into discussions or negotiations concerning any Acquisition Proposal or provides nonpublic information or data to any person in accordance with this Section 6.2(b) and keep the other party informed of the status and terms of any such proposals, offers, discussions or negotiations on a current basis, including by providing a copy of all material documentation or correspondence relating thereto.

(ii) Nothing contained in this Section 6.2 shall prohibit either party or its Subsidiaries from taking and disclosing to its stockholders a position required by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act; provided, however, that compliance with such rules shall not in any way limit or modify the effect that any action taken pursuant to such rules has under any other provision of this Agreement, including Section 8.5.

      (c) Each of North Fork and GreenPoint agrees that (i) it will and will cause its Subsidiaries, and its and their officers, directors, agents, representatives and advisors to, cease immediately and terminate any and all existing activities, discussions or negotiations with any third parties conducted heretofore with respect to any Acquisition Proposal, and (ii) it will not release any third party from, or waive any provisions of, any confidentiality or standstill agreement to which it or any of its Subsidiaries is a party with respect to any Acquisition Proposal.

      (d) Nothing in this Section 6.2 shall (x) permit either party to terminate this Agreement or (y) affect any other obligation of the parties under this Agreement. Neither party shall submit to the vote of its stockholders any Acquisition Proposal other than the Merger.

      (e) For purposes of this Agreement, the term “Acquisition Proposal” means any inquiry, proposal or offer, filing of any regulatory application or notice (whether in draft or final form) or disclosure of an intention to do any of the foregoing from any person relating to any (w) direct or indirect acquisition or purchase of a business that constitutes a substantial portion of the net revenues, net income or assets of GreenPoint or any of its significant subsidiaries (as defined under Regulation S-X of the SEC), or North Fork or any of its significant subsidiaries, as the case may be, (x) direct or indirect acquisition or purchase of any class of equity securities representing 10% or more of the voting power of GreenPoint or any of its significant subsidiaries, or North Fork or any of its significant subsidiaries, as the case may be, (y) tender offer or exchange offer that if consummated would result in any person beneficially owning 10% or more of the voting power of GreenPoint or North Fork, as the case may be, or (z) merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving GreenPoint or North Fork or any of their respective Subsidiaries, as the case may be, in each case other than the transactions contemplated by this Agreement and any transaction by North Fork permitted by Section 5.2(b) hereof.

      6.3.     Access to Information. (a) Upon reasonable notice and subject to applicable laws relating to the exchange of information, GreenPoint shall, and shall cause each of its Subsidiaries to, afford to the officers, employees, accountants, counsel and other representatives of North Fork, access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments, records, officers, employees, accountants, counsel and other representatives and, during such period, GreenPoint shall, and shall cause its Subsidiaries to, make available to North Fork (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of Federal securities laws or Federal or state banking laws (other than reports or documents which GreenPoint is not permitted to disclose under applicable law) and (ii) all other information concerning its business, properties and personnel as North Fork may reasonably request. Neither GreenPoint nor any of its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of GreenPoint’s customers, jeopardize any attorney-client privilege or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

      (b) Upon reasonable notice and subject to applicable laws relating to the exchange of information, North Fork shall, and shall cause its Subsidiaries to, afford to the officers, employees, accountants, counsel and other representatives of GreenPoint, access, during normal business hours during the period prior to the

Effective Time, to such information, properties and personnel regarding North Fork and its Subsidiaries as shall be reasonably necessary for GreenPoint to fulfill its obligations pursuant to this Agreement or that may be reasonably necessary for GreenPoint to confirm that the representations and warranties of North Fork contained herein are true and correct and that the covenants of North Fork contained herein have been performed in all material respects. Neither North Fork nor any of its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of North Fork’s customers, jeopardize any attorney-client privilege or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

      (c) All information furnished by either party to the other party or its representatives pursuant hereto shall be subject to, and the parties shall hold such information in confidence in accordance with, the provisions of the confidentiality agreement, dated as of January 28, 2004 (the “Confidentiality Agreement”), between GreenPoint and North Fork.

      (d) No investigation by either of the parties or their respective representatives shall affect the representations, warranties, covenants or agreements of the other set forth herein.

      (e) Notwithstanding anything contained in this Agreement to the contrary, North Fork and GreenPoint (and each of their respective employees, representatives, or other agents) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the transactions contemplated by this Agreement, and all materials of any kind that are provided relating to such tax treatment or tax structure; provided, however, that neither North Fork nor GreenPoint (nor any of their respective employees, representatives or other agents thereof) may disclose any information to the extent that such disclosure could reasonably result in a violation of any federal or state securities law.

      6.4.     Stockholder Meetings. Each of GreenPoint and North Fork shall take all steps necessary to duly call, give notice of, convene and hold a meeting of its stockholders (in the case of GreenPoint, the “GreenPoint Stockholders Meeting” and, in the case of North Fork, the “North Fork Stockholders Meeting”) to be held as soon as is reasonably practicable after the date on which the Form S-4 becomes effective for the purpose of voting upon the approval and adoption of this Agreement and the consummation of the transactions contemplated hereby. Each of GreenPoint and North Fork will, through its Board of Directors, use its reasonable best efforts to obtain the approval of its respective stockholders in respect of the foregoing. Notwithstanding anything to the contrary herein, unless this Agreement has been terminated, this Agreement shall be submitted to the stockholders of GreenPoint and North Fork at such meeting for the purpose of voting on the approval and adoption of this Agreement and nothing contained herein shall be deemed to relieve GreenPoint and North Fork of such obligations.

      6.5.     Affiliates. GreenPoint shall use its reasonable best efforts to cause each director, executive officer and other person who is an “affiliate” (for purposes of Rule 145 under the Securities Act) of GreenPoint to deliver to North Fork, as soon as practicable after the date of this Agreement, a written agreement in the form of Exhibit 6.5 hereto.

      6.6.     Stock Exchange Listing. North Fork shall use reasonable best efforts to cause the shares of North Fork Common Stock to be issued in the Merger to be approved for listing on the NYSE, subject to official notice of issuance, as of the Effective Time.

      6.7.     Employee Benefit Plans; Existing Agreements. (a) Following the Effective Time, North Fork shall continue to provide to individuals who are employed by GreenPoint and its Subsidiaries as of the Effective Time who remain employed with North Fork or any Subsidiary of North Fork (“Affected Employees”), for so long as such Affected Employees remain employed by North Fork or any Subsidiary of North Fork, employee benefits (i) pursuant to the Plans as in effect immediately prior to the Effective Time or (ii) pursuant to employee benefit plans, programs, policies or arrangements maintained by North Fork or any Subsidiary of North Fork provided to similarly situated employees of North Fork (it being understood that inclusion of Affected Employees in the employee benefit plans of North Fork or a Subsidiary of North

Fork may occur at different times with respect to different plans) on terms no less favorable in the aggregate than the employee benefits provided to similarly situated employees of North Fork. Notwithstanding anything contained herein to the contrary, each Affected Employee whose employment is terminated during the one-year period following the Effective Time shall be entitled to receive severance pay and benefits pursuant to the terms of the GreenPoint GP Severance Policy under Change in Control as in effect on the date hereof, a true and correct copy of which is attached to Section 6.7 of the GreenPoint Disclosure Schedule.

      (b) North Fork shall, or shall cause GreenPoint to, give Affected Employees full credit for purposes of eligibility, vesting and determination of the level of benefits under (but not for accrual of pension benefits except as provided below with respect to a cash balance pension plan) any employee benefit and compensation plans or arrangements maintained by North Fork or any Subsidiary of North Fork for such Affected Employees’ service with GreenPoint or any Subsidiary of GreenPoint (or any predecessor entity) to the same extent that such service was credited for purposes of any comparable employee benefit plan of GreenPoint or any of its Subsidiaries immediately prior to the Effective Time. For purposes of any cash balance pension plan maintained or contributed to by North Fork or any of its Subsidiaries in which Affected Employees become eligible to participate following the Effective Time (excluding the cash balance pension plan maintained or sponsored by GreenPoint or its Subsidiaries immediately prior to the Effective Time), the Affected Employees’ level of benefit accruals under any such plans (for periods of service following the date on which the Affected Employees commence participation in such plans) shall be determined based on the Affected Employees’ credited service prior to the Effective Time (as recognized for the same purpose by GreenPoint for purposes of the cash balance pension plan maintained or sponsored by GreenPoint or its Subsidiaries immediately prior to the Effective Time) and with North Fork and any of its Subsidiaries following the Effective Time.

      (c) North Fork shall, or shall cause the appropriate Subsidiaries of North Fork and GreenPoint to, (i) waive all limitations as to pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Affected Employees under any welfare benefit plans that such employees may be eligible to participate in after the Effective Time, other than limitations or waiting periods that are already in effect with respect to such employees and that have not been satisfied as of the Effective Time (or date of participation in any such plan if later) under any comparable welfare plan maintained for the Affected Employees immediately prior to the Effective Time (or date of participation in any such plan if later), and (ii) provide each Affected Employee with credit for any co-payments and deductibles paid prior to the Effective Time (or date of participation in any such plan if later) during the calendar year in which the Effective Time (or date of participation in any such plan if later) occurs for purposes of satisfying any applicable deductible or out-of-pocket requirements under any welfare plans that such employees are eligible to participate in after the Effective Time (or date of participation in any such plan if later).

      (d) Following the Effective Time, North Fork shall honor, fulfill and discharge and shall cause the appropriate Subsidiaries of North Fork to honor, fulfill and discharge in accordance with their terms the Plans (as in effect as of Effective Time) which have been disclosed in the GreenPoint Disclosure Schedule and previously have been made available or delivered to North Fork; provided, however, that nothing herein shall prevent North Fork from amending or terminating any Plans in accordance with the terms of such Plans.

      (e) Prior to the Effective Time, GreenPoint shall adopt a resolution providing for the termination of the ESOP effective immediately prior to the Effective Time and subject to the occurrence thereof. In connection with such termination, after the Effective Time, in accordance with the terms of the ESOP, the trustee shall sell a number of shares sufficient to repay in full the outstanding acquisition loans of the ESOP. All shares of North Fork Common Stock and cash held by the ESOP after repayment of such loan shall be allocated to the accounts of the eligible participants of the ESOP in accordance with its terms. Prior to the Effective Time, North Fork shall take the action necessary (including the amendment of North Fork’s 401(k) Plan) to permit the Affected Employees to roll any eligible rollover distributions from the ESOP into North Fork’s 401(k) Plan.

      (f) North Fork shall take all necessary action to effectuate the agreements set forth in Section 6.7(f) of the GreenPoint Disclosure Schedule.

      6.8.     Indemnification. (a) In the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, including any such claim, action, suit, proceeding or investigation in which any person who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Time, a director or officer of GreenPoint or any of its Subsidiaries or who is or was serving at the request of GreenPoint or any of its Subsidiaries as a director, officer, employee or agent of another person (the “Indemnified Parties”) is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he is or was a director or officer of GreenPoint or any of its Subsidiaries or (ii) this Agreement or any of the transactions contemplated hereby, whether in any case asserted or arising before or after the Effective Time, the parties hereto agree to cooperate and use their best efforts to defend against and respond thereto. It is understood and agreed that after the Effective Time, North Fork shall indemnify and hold harmless each such Indemnified Party against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorney’s fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party upon receipt of any undertaking required by applicable law), judgments, fines and amounts paid in settlement in connection with any such threatened or actual claim, action, suit, proceeding or investigation to the fullest extent provided by applicable law, the certificate of incorporation of GreenPoint and the bylaws of GreenPoint.

      (b) North Fork shall cause the persons serving as officers and directors of GreenPoint immediately prior to the Effective Time to be covered for a period of six years from the Effective Time by the directors’ and officers’ liability insurance policy maintained by GreenPoint (provided that North Fork may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are not less advantageous than such policy) with respect to acts or omissions occurring prior to the Effective Time which were committed by such officers and directors in their capacity as such; provided, however, that in no event shall North Fork be required to expend on an annual basis more than 250% of the current amount expended by GreenPoint (the “Insurance Amount”) to maintain or procure insurance coverage, and further provided that if North Fork is unable to maintain or obtain the insurance called for by this Section 6.8(b) North Fork shall use all reasonable efforts to obtain as much comparable insurance as is available for the Insurance Amount.

      (c) In the event North Fork or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or Surviving Company or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of North Fork assume the obligations set forth in this Section 6.8.

      (d) The provisions of this Section 6.8 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives.

      6.9.     Reasonable Best Efforts; Additional Agreements. (a) Subject to the terms and conditions of this Agreement, each of North Fork and GreenPoint agrees to cooperate fully with each other and to use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective, at the time and in the manner contemplated by this Agreement, the Merger, including using reasonable best efforts to lift or rescind any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the Merger.

      (b) In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of any of the parties to the Merger, the proper officers and directors of each party to this Agreement and their respective Subsidiaries shall take all such necessary action as may be reasonably requested by North Fork.

      (c) North Fork and GreenPoint shall use reasonable best efforts to cause the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code. Officers of North Fork and GreenPoint shall execute and deliver to Wachtell, Lipton, Rosen & Katz, counsel to GreenPoint, and Skadden, Arps,

Slate, Meagher & Flom LLP, counsel to North Fork, certificates containing appropriate representations at such time or times as may be reasonably requested by such law firms, including the effective date of the Form S-4 and the Effective Time, in connection with their respective deliveries of opinions with respect to the Tax treatment of the Merger.

      (d) GreenPoint shall consult with North Fork prior to sending any written communications to its employees regarding the Merger or this Agreement.

      6.10.     Advice of Changes. North Fork and GreenPoint shall promptly advise the other party of any change or event having, or which could be reasonably expected to have, a Material Adverse Effect on it or which it believes would, or which could reasonably be expected to, cause or constitute a material breach of any of its representations, warranties or covenants contained herein. From time to time prior to the Effective Time (and on the date prior to the Closing Date), each party will supplement or amend its Disclosure Schedules delivered in connection with the execution of this Agreement to reflect any matter which, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in such Disclosure Schedules or which is necessary to correct any information in such Disclosure Schedules which has been rendered inaccurate thereby. No supplement or amendment to such Disclosure Schedules shall have any effect for the purpose of determining the accuracy of the representations and warranties of the parties contained in Articles III and IV in order to determine the fulfillment of the conditions set forth in Sections 7.2(a) or 7.3(a) hereof, as the case may be, or the compliance by GreenPoint or North Fork, as the case may be, with the respective covenants and agreements of such parties contained herein. Notwithstanding anything to the contrary contained herein, no failure to advise the other party of any change or event referred to in the first sentence of this Section 6.10, or any failure to provide any supplement or amendment referred to in the second sentence of this Section 6.10, shall constitute the failure of any condition set forth in Article VII to be satisfied unless the underlying Material Adverse Effect, breach or inaccuracy would independently result in the failure of a condition set forth in Article VII to be satisfied.

      6.11.     Current Information. During the period from the date of this Agreement to the Effective Time, each party will cause one or more of its designated representatives to confer on a regular and frequent basis with representatives of the other party and to report the general status of the ongoing operations of such party and its Subsidiaries. Each party will promptly notify the other party of any material change in the normal course of business or in the operation of the properties of such party or any of its Subsidiaries and of any governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated), or the institution or the threat of significant litigation involving such party or any of its Subsidiaries, and will keep the other party fully informed of such events.

      6.12.     Coordination of Dividends. From the date of this Agreement to the Effective Time, GreenPoint and North Fork shall coordinate the declaration, record and payment dates with respect to dividends in respect of GreenPoint Common Stock and North Fork Common Stock, it being the intention of the parties that the holders of GreenPoint Common Stock shall not receive more than one dividend, or fail to receive one dividend, for any single calendar quarter with respect to their shares of GreenPoint Common Stock and any shares of North Fork Common Stock any holder of GreenPoint Common Stock receives in exchange therefor in the Merger.

      6.13.     Directorships. Effective as of the Effective Time, North Fork shall cause its Board of Directors to be expanded by five members and shall appoint Thomas S. Johnson, Bharat B. Bhatt and three additional members of the existing GreenPoint Board of Directors who are reasonably agreed to by North Fork and GreenPoint to fill such vacancies. The additional directors shall be apportioned among the North Fork board classes as the parties may reasonably agree.

      6.14.     Registration. At or prior to the Effective Time, North Fork shall take all corporate action necessary to reserve for issuance a sufficient number of shares of North Fork Common Stock for delivery upon exercise of GreenPoint Options and settlement or distribution of the converted GreenPoint Awards and promptly (and in any event no later than seven business days after the Effective Time) file with the SEC a registration statement on Form S-8 (or any successor and other appropriate form) with respect to the shares of North Fork Common Stock subject to GreenPoint Options and settlement or distribution of the converted

GreenPoint Awards. North Fork shall use reasonable best efforts to maintain the effectiveness of such registration for as long as any GreenPoint Options remain outstanding.

      6.15.     Section 16 Matters. North Fork and GreenPoint agree that, in order to most effectively compensate and retain GreenPoint Insiders (as defined below) in connection with the Merger, both prior to and after the Effective Time, it is desirable that GreenPoint Insiders not be subject to a risk of liability under Section 16(b) of the Exchange Act to the fullest extent permitted by applicable law in connection with the conversion of shares of GreenPoint Common Stock and GreenPoint Stock Options into shares of North Fork Common Stock in the Merger, and for that compensatory and retentive purpose agree to the provisions of this Section 6.15. Assuming that GreenPoint delivers to North Fork the Section 16 Information (as defined below) in a timely fashion, the Board of Directors of North Fork, or a committee of Non-Employee Directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall adopt a resolution providing that the receipt by GreenPoint Insiders of North Fork Common Stock in exchange for shares of GreenPoint Common Stock, and of options on North Fork Common Stock upon conversion of options on GreenPoint Common Stock, in each case pursuant to the transactions contemplated by this Agreement and to the extent such securities are listed in the Section 16 Information, are intended to be exempt from liability pursuant to Section 16(b) under the Exchange Act. In addition, the Board of Directors of GreenPoint, or a committee of Non-Employee Directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall adopt a resolution providing that the disposition by GreenPoint Insiders of GreenPoint Common Stock in exchange for shares of North Fork Common Stock, and of GreenPoint Options upon conversion into options on North Fork Common Stock, in each case pursuant to the transactions contemplated by this Agreement, are intended to be exempt from liability pursuant to Section 16(b) under the Exchange Act. “Section 16 Information” shall mean information accurate in all material respects regarding GreenPoint Insiders, the number of shares of GreenPoint Common Stock held by each such GreenPoint Insider and expected to be exchanged for North Fork Common Stock in the Merger, and the number and description of the options on GreenPoint Common Stock held by each such GreenPoint Insider and expected to be converted into options on North Fork Common Stock in connection with the Merger; provided that the requirement for a description of any GreenPoint Stock Options shall be deemed to be satisfied if copies of all GreenPoint Stock Plans, and forms of agreements evidencing grants thereunder, under which such GreenPoint Stock Options have been granted, have been made available to North Fork. “GreenPoint Insiders” shall mean those officers and directors of GreenPoint who are subject to the reporting requirements of Section 16(a) of the Exchange Act and who are listed in the Section 16 Information.

      6.16.     GreenPoint Bank to be Held Separate. The parties intend that, from and after the Effective Time, GreenPoint Bank shall continue its existence as a subsidiary of the Surviving Corporation, separate and distinct from North Fork Bank. At the Effective time, the Board of Directors of GreenPoint Bank shall consist of such persons as shall be reasonably agreed to by GreenPoint and North Fork.

ARTICLE VII

CONDITIONS PRECEDENT

      7.1.     Conditions to Each Party’s Obligation To Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) Stockholder Approval. This Agreement shall have been approved and adopted by the requisite vote of the holders of the outstanding shares of GreenPoint Common Stock and the North Fork Common Stock under applicable law.

(b) NYSE Listing. The shares of North Fork Common Stock that shall be issued to the stockholders of GreenPoint upon consummation of the Merger shall have been authorized for listing on the NYSE, subject to official notice of issuance.

(c) Regulatory Approvals. All regulatory approvals required to consummate the Merger shall have been obtained and shall remain in full force and effect, and all statutory waiting periods in respect thereof shall have expired (all such approvals and the expiration of all such waiting periods being referred to herein as the “Requisite Regulatory Approvals”).

(d) Form S-4. The Form S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

(e) No Injunctions or Restraints; Illegality. No judgment, order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition (an “Injunction”) preventing the consummation of the Merger shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity that prohibits or makes illegal the consummation of the Merger.

      7.2.     Conditions to Obligations of North Fork. The obligation of North Fork to effect the Merger is also subject to the satisfaction or waiver by North Fork at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. Subject to Section 3.2, the representations and warranties of GreenPoint set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time as though made at and as of the Effective Time (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or some other date shall be true and correct as of such date); and North Fork shall have received a certificate, dated the Closing Date, signed on behalf of GreenPoint by the Chief Executive Officer and the Chief Financial Officer of GreenPoint to such effect.

(b) Performance of Obligations of GreenPoint. GreenPoint shall have performed in all material respects the obligations required to be performed by it under this Agreement at or prior to the Closing Date, and North Fork shall have received a certificate signed on behalf of GreenPoint by the Chief Executive Officer and the Chief Financial Officer of GreenPoint to such effect.

(c) Federal Income Tax Opinion. North Fork shall have received an opinion of Skadden, Arps, Slate, Meagher & Flom LLP, counsel to North Fork (“North Fork’s Counsel”), dated the Closing Date, in form and substance reasonably satisfactory to North Fork, substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion that are consistent with the state of facts existing at the Effective Time, the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, North Fork’s Counsel may require and rely upon representations and covenants, including those contained in certificates of officers of North Fork, GreenPoint and others, reasonably satisfactory in form and substance to such counsel.

      7.3.     Conditions to Obligations of GreenPoint. The obligation of GreenPoint to effect the Merger is also subject to the satisfaction or waiver by GreenPoint at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. Subject to Section 4.2, the representations and warranties of North Fork set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time as though made at and as of the Effective Time (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or some other date shall be true and correct as of such date); and GreenPoint shall have received a certificate, dated the Closing Date, signed on behalf of North Fork by the Chief Executive Officer and the Chief Financial Officer of North Fork to such effect.

(b) Performance of Obligations of North Fork. North Fork shall have performed in all material respects the obligations required to be performed by it under this Agreement at or prior to the Closing Date, and GreenPoint shall have received a certificate signed on behalf of North Fork by the Chief Executive Officer and the Chief Financial Officer of North Fork to such effect.

(c) Federal Income Tax Opinion. GreenPoint shall have received an opinion of Wachtell, Lipton, Rosen & Katz (the “GreenPoint’s Counsel”), in form and substance reasonably satisfactory to

GreenPoint, dated the Closing Date, substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion that are consistent with the state of facts existing at the Effective Time, the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, GreenPoint’s Counsel may require and rely upon representations and covenants, including those contained in certificates of officers of North Fork, GreenPoint and others, reasonably satisfactory in form and substance to such counsel.

ARTICLE VIII

TERMINATION AND AMENDMENT

      8.1.     Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the stockholders of GreenPoint and North Fork:

(a) by mutual consent of GreenPoint and North Fork in a written instrument, if the Board of Directors of each so determines by a vote of a majority of the members of its entire Board;

(b) by either North Fork or GreenPoint upon written notice to the other party (i) 60 days after the date on which any request or application for a Requisite Regulatory Approval shall have been denied by the Governmental Entity which must grant such Requisite Regulatory Approval, unless within the legally prescribed period following such denial a petition for rehearing or an amended application has been filed with the applicable Governmental Entity; provided, however, that no party shall have the right to terminate this Agreement pursuant to this Section 8.1(b)(i) if such denial, or if such failure to file, shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein or (ii) if any Governmental Entity of competent jurisdiction shall have issued a final nonappealable order enjoining or otherwise prohibiting the Merger;

(c) by either North Fork or GreenPoint if the Merger shall not have been consummated on or before December 31, 2004, unless the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein;

(d) by either GreenPoint or North Fork (provided that the party terminating shall not be in material breach of any of its obligations under Section 6.4) if any approval of the stockholders of GreenPoint or North Fork required for the consummation of the Merger shall not have been obtained upon a vote taken thereon at a duly held meeting of such stockholders or at any adjournment or postponement thereof;

(e) by either North Fork or GreenPoint (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a breach of any of the representations or warranties set forth in this Agreement by the other party, which breach is not cured within thirty days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the Closing; provided, however, that neither party shall have the right to terminate this Agreement pursuant to this Section 8.1(e) unless the breach of representation or warranty, together with all other such breaches, would entitle the party receiving such representation not to consummate the transactions contemplated hereby under Section 7.2(a) (in the case of a breach of a representation or warranty by GreenPoint) or Section 7.3(a) (in the case of a breach of a representation or warranty by North Fork);

(f) by either North Fork or GreenPoint (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a breach of any of the covenants or agreements set forth in this Agreement on the part of the other party, which breach shall not have been cured within thirty days following receipt by the breaching party of written notice of such breach from the other party hereto, or which breach, by its nature, cannot be cured prior to the Closing; provided, however, that neither party shall have the right to terminate this

Agreement pursuant to this Section 8.1(f) unless the breach of covenant, together with all other such breaches, would entitle the party entitled to the benefit of such covenant not to consummate the transactions contemplated hereby under Section 7.2(b) (in the case of a breach of covenant by GreenPoint) or Section 7.3(b) (in the case of a breach of covenant by North Fork); or

(g) by either North Fork or GreenPoint, if (i) the Board of Directors of the other does not publicly recommend in the Joint Proxy Statement/Prospectus that its stockholders approve and adopt this Agreement, (ii) after recommending in the Joint Proxy Statement/Prospectus that such stockholders approve and adopt this Agreement, such Board of Directors shall have withdrawn, modified or amended such recommendation in any manner adverse to the other party, (iii) the Board of Directors of the other shall have authorized, recommended, proposed or publicly announced its intention to authorize, recommend or propose any Acquisition Proposal with any person other than the party terminating this Agreement pursuant to Section 8.1(g) or (iv) the other party materially breaches its obligations under this Agreement by reason of a failure to call a meeting of its stockholders or a failure to prepare and mail to its stockholders the Joint Proxy Statement/Prospectus in accordance with Sections 6.1(a) and 6.4.

      8.2.     Effect of Termination. In the event of termination of this Agreement by either North Fork or GreenPoint as provided in Section 8.1, this Agreement shall forthwith become void and have no effect except that (i) Sections 6.3(c), 8.2 and 8.5, and Article IX (other than Section 9.1), shall survive any termination of this Agreement, and (ii) notwithstanding anything to the contrary contained in this Agreement, no party shall be relieved of or released from any liabilities or damages arising out of its willful breach of any provision of this Agreement.

      8.3.     Amendment. Subject to compliance with applicable law, this Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the stockholders of GreenPoint and North Fork; provided, however, that after any approval of the transactions contemplated by this Agreement by GreenPoint’s stockholders, there may not be, without further approval of such stockholders, any amendment of this Agreement which reduces the amount or changes the form of the consideration to be delivered to GreenPoint’s stockholders hereunder. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

      8.4.     Extension; Waiver. At any time prior to the Effective Time, each of the parties hereto, by action taken or authorized by its Board of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other party hereto, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto and (c) waive compliance by the other party with any of its agreements contained herein, or waive compliance with any of the conditions to its obligations hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

      8.5.     Termination Fee.

      (a) North Fork shall pay GreenPoint, by wire transfer of immediately available funds, the sum of $250 million (the “North Fork Termination Fee”) if this Agreement is terminated as follows:

(i) if GreenPoint shall terminate this Agreement pursuant to Section 8.1(g), then North Fork shall pay the North Fork Termination Fee on the business day following such termination;

(ii) if (A) either party shall terminate this Agreement pursuant to Section 8.1(d) because the required North Fork stockholder approval shall not have been received and (B) at any time after the date of this Agreement and at or before the date of the North Fork Stockholders Meeting an Acquisition Transaction shall have been publicly announced or otherwise communicated to the senior management or Board of Directors of North Fork (a “Public Proposal” with respect to North Fork) that has not been withdrawn prior to such date, then North Fork shall pay one-third of the North Fork Termination Fee on the business day following such termination; and if (C) within eighteen (18) months of the date of such termination of this Agreement, North Fork or any of its Subsidiaries executes any definitive agreement with respect to, or consummates, any Acquisition Transaction, then North Fork shall pay the remaining two-thirds of the North Fork Termination Fee upon the date of such execution or consummation; and

(iii) if (A) either party shall terminate this Agreement pursuant to Section 8.1(c) or GreenPoint shall terminate this Agreement pursuant to Section 8.1(e) or (f), (B) at any time after the date of this Agreement and before such termination there shall have been a Public Proposal with respect to North Fork that has not been withdrawn prior to such termination, and (C) following the occurrence of such Public Proposal, North Fork shall have intentionally breached (and not cured after notice thereof) any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach shall have materially contributed to the failure of the Effective Time to occur prior to the termination of this Agreement, then North Fork shall pay one-third of the North Fork Termination Fee on the business day following such termination; and (D) if within eighteen (18) months of the date of such termination of this Agreement, North Fork or any of its Subsidiaries executes any definitive agreement with respect to, or consummates, any Acquisition Transaction, then North Fork shall pay the remaining two-thirds of the North Fork Termination Fee upon the date of such execution or consummation.

      If North Fork fails to pay all amounts due to GreenPoint on the dates specified, then North Fork shall pay all costs and expenses (including legal fees and expenses) incurred by GreenPoint in connection with any action or proceeding (including the filing of any lawsuit) taken by it to collect such unpaid amounts, together with interest on such unpaid amounts at the prime lending rate prevailing at such time, as published in the Wall Street Journal, from the date such amounts were required to be paid until the date actually received by GreenPoint.

      (b) GreenPoint shall pay North Fork, by wire transfer of immediately available funds, the sum of $250 million (the “GreenPoint Termination Fee”) if this Agreement is terminated as follows:

(i) if North Fork shall terminate this Agreement pursuant to Section 8.1(g), then GreenPoint shall pay the GreenPoint Termination Fee on the business day following such termination;

(ii) if (A) either party shall terminate this Agreement pursuant to Section 8.1(d) because the required GreenPoint stockholder approval shall not have been received and (B) at any time after the date of this Agreement and at or before the date of the GreenPoint Stockholders Meeting there shall have been a Public Proposal with respect to GreenPoint that has not been withdrawn prior to such date, then GreenPoint shall pay one-third of the GreenPoint Termination Fee on the business day following such termination; and if (C) within eighteen (18) months of the date of such termination of this Agreement, GreenPoint or any of its Subsidiaries enters into any definitive Agreement with respect to, or consummates, any Acquisition Transaction, then GreenPoint shall pay the remaining two-thirds of the GreenPoint Termination Fee on the date of such execution or consummation; and

(iii) if (A) either party shall terminate this Agreement pursuant to Section 8.1(c) or North Fork shall terminate this Agreement pursuant to Section 8.1(e) or (f), (B) at any time after the date of this Agreement and before such termination there shall have been a Public Proposal with respect to GreenPoint that has not been withdrawn prior to such termination, and (C) following the occurrence of such Public Proposal, GreenPoint shall have intentionally breached (and not cured after notice thereof) any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach shall have materially contributed to the failure of the Effective Time to occur prior to the termination of this Agreement, then GreenPoint shall pay one-third of the GreenPoint Termination Fee on the business day following such termination; and (D) if within eighteen (18) months of the date of such termination of this Agreement, GreenPoint or any of its Subsidiaries executes any definitive agreement with respect to, or consummates, any Acquisition Transaction, then GreenPoint shall pay the remaining two-thirds of the GreenPoint Termination Fee upon the date of such execution or consummation.

      If GreenPoint fails to pay all amounts due to North Fork on the dates specified, then GreenPoint shall pay all costs and expenses (including legal fees and expenses) incurred by North Fork in connection with any action or proceeding (including the filing of any lawsuit) taken by it to collect such unpaid amounts, together with interest on such unpaid amounts at the prime lending rate prevailing at such time, as published in the Wall Street Journal, from the date such amounts were required to be paid until the date actually received by North Fork.

      (c) The parties acknowledge that the agreements contained in this Section 8.5 are an integral part of the transactions contemplated by this Agreement and constitute liquidated damages and not a penalty, and that, without these agreements, the parties would not have entered into this Agreement.

      (d) For purposes of this Agreement, the term “Acquisition Transaction” shall mean (i) the direct or indirect acquisition, purchase or assumption of all or a substantial portion of the assets or deposits of GreenPoint or North Fork, as the case may be, (ii) the acquisition by any person of direct or indirect beneficial ownership (including by way of merger, consolidation, share exchange or otherwise) of 20% or more of the outstanding shares of voting stock of GreenPoint or North Fork, as the case may be, or (iii) a merger, consolidation, business combination, liquidation, dissolution or similar transaction of or involving GreenPoint or North Fork, as the case may be, other than a merger, business combination or similar transaction of the party in question if (x) the shareholders of such party immediately before any such transaction own at least 60% of the voting stock of the entity surviving such transaction (or the parent thereof) immediately following such transaction, and (y) as a result of such transaction no person or group shall own or control 20% or more of the voting stock of the surviving entity (or parent thereof) immediately following the transaction.

ARTICLE IX

GENERAL PROVISIONS

      9.1.     Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) will take place at 10:00 a.m. on the second business day after the satisfaction or waiver (subject to applicable law) of the latest to occur of the conditions set forth in Article VII hereof (other than those conditions which relate to actions to be taken at the Closing) (the “Closing Date”), at the offices of North Fork’s Counsel unless another time, date or place is agreed to in writing by the parties hereto.

      9.2.     Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for those covenants and agreements contained herein which by their terms apply in whole or in part after the Effective Time.

      9.3.     Expenses. All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense; provided, however, that the costs and expenses of printing and mailing the Joint Proxy Statement/ Prospectus and the Form S-4 to the stockholders of the Company and North Fork, and all filing and other fees paid to the SEC or any other Governmental Entity in connection with the Merger and the other transactions contemplated hereby, shall be borne equally by North Fork and GreenPoint; provided, further, however, that nothing contained herein shall limit either party’s rights to recover any liabilities or damages arising out of the other party’s willful breach of any provision of this Agreement.

      9.4.     Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

      (a) if to North Fork, to:

North Fork Bancorporation, Inc.
275 Broadhollow Road
Melville, New York 11747
Attention: Chief Executive Officer

           with a copy to:

Skadden, Arps Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
Attention: William S. Rubenstein, Esq.
Fax: (917) 777-2642

           and

      (b) if to GreenPoint, to:

GreenPoint Financial Corp.
90 Park Avenue
New York, New York 10016
Attention: Chief Executive Officer

           with a copy to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
Attention: Edward D. Herlihy, Esq.
Fax.: (212) 403-2000

      9.5.     Interpretation. When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The phrases “the date of this Agreement,” “the date hereof” and terms of similar import, unless the context otherwise requires, shall be deemed to refer to the date set forth in the first paragraph of this Agreement.

      9.6.     Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party hereto and delivered to the other party, it being understood that all parties need not sign the same counterpart.

      9.7.     Entire Agreement. This Agreement (including the documents and the instruments referred to herein) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof, other than the Confidentiality Agreement.

      9.8.     Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware.

      9.9.     Enforcement of Agreement. The parties hereto agree that irreparable damage would occur in the event that this Agreement were not performed in accordance with its specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

      9.10.     Severability. Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

      9.11.     Publicity. Except as otherwise required by law or by the rules of the NYSE, so long as this Agreement is in effect, neither North Fork nor GreenPoint shall, nor shall either party permit any of its Subsidiaries to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement concerning, the transactions contemplated by this Agreement without the consent of the other party, which consent shall not be unreasonably withheld.

      9.12.     Assignment; No Third Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by either of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise expressly provided herein, including Section 6.8, this Agreement (including the documents and instruments referred to herein) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

      IN WITNESS WHEREOF, North Fork and GreenPoint have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

NORTH FORK BANCORPORATION, INC.

By:	/s/ JOHN ADAM KANAS

Name: John Adam Kanas
Title: Chairman, President and Chief Executive Officer

GREENPOINT FINANCIAL CORP.

By:	/s/ THOMAS S. JOHNSON

Name: Thomas S. Johnson
Title: Chairman and Chief Executive Officer

Appendix B

[Letterhead of Sandler O’Neill & Partners, LP]

February 15, 2004

Board of Directors

North Fork Bancorporation, Inc.
275 Broadhollow Road
Melville, New York 11747

Ladies and Gentlemen:

      North Fork Bancorporation, Inc. (“North Fork”) and GreenPoint Financial Corp. (“GreenPoint”) have entered into an Agreement and Plan of Merger, dated as of February 15, 2004 (the “Agreement”), pursuant to which GreenPoint will merge with and into North Fork (the “Merger”). Under the terms of the Agreement, upon consummation of the Merger, each share of GreenPoint’s common stock, par value $.01 per share, issued and outstanding immediately prior to the Merger, other than certain shares specified in the Agreement, will be converted into the right to receive 1.0514 shares (the “Exchange Ratio”) of North Fork common stock, par value $.01 per share. The terms and conditions of the Merger are more fully set forth in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Exchange Ratio to North Fork.

      Sandler O’Neill & Partners, L.P., as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed, among other things: (i) the Agreement; (ii) certain publicly available financial statements and other historical financial information of North Fork that we deemed relevant; (iii) certain publicly available financial statements and other historical financial information of GreenPoint that we deemed relevant; (iv) certain balance sheet information for North Fork for the year ending December 31, 2003, adjusted on a pro forma basis to reflect North Fork’s pending acquisition of The Trust Company of New Jersey (“Trustcompany”), furnished by and reviewed with management of North Fork; (v) internal financial projections for North Fork for the years ending December 31, 2004 and 2005, including the impact of North Fork’s pending acquisition of Trustcompany, furnished by and reviewed with management of North Fork; (vi) internal financial projections for GreenPoint for the year ending December 31, 2004 furnished by and discussed with management of GreenPoint; (vii) consensus earnings per share estimates for North Fork and GreenPoint for the years ending December 31, 2004 and 2005 published by I/B/E/S; (viii) the pro forma financial impact of the Merger on North Fork, based on assumptions relating to transaction expenses, purchase accounting adjustments and cost savings determined by management of North Fork; (ix) the publicly reported historical price and trading activity for North Fork’s and GreenPoint’s common stock, including a comparison of certain financial and stock market information for North Fork and GreenPoint with similar publicly available information for certain other companies the securities of which are publicly traded; (x) the financial terms of certain recent business combinations in the commercial bank and savings institution industries, to the extent publicly available; (xi) the current market environment generally and the banking environment in particular; and (xii) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of senior management of North Fork the business, financial condition, results of operations and prospects of North Fork and management’s views of the strategic rationale for the Merger, and we held similar discussions with certain members of senior management of GreenPoint regarding the business, financial condition, results of operations and prospects of GreenPoint.

      In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by North Fork or GreenPoint or their respective representatives, or that was otherwise reviewed by us; and we have assumed such accuracy and completeness for purposes of rendering this opinion. We have further relied on the assurances of management of North Fork and GreenPoint that they are not aware of any facts or

Board of Directors
North Fork Bancorporation, Inc.
February 15, 2004

circumstances that would make any of such information inaccurate or misleading. We have not been asked to undertake, and have not undertaken, an independent verification of any of such information, and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of North Fork or GreenPoint, or the collectibility of any such assets, nor have we been furnished with any such evaluations or appraisals. We did not make an independent evaluation of the adequacy of the allowance for loan losses of North Fork or GreenPoint, nor have we reviewed any individual credit files relating to North Fork or GreenPoint. We have assumed, with your consent, that the respective allowances for loan losses for each of North Fork and Green Point are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity. With respect to the internal financial projections provided by North Fork and GreenPoint and all projections of transaction costs, purchase accounting adjustments and expected cost savings determined by North Fork’s management and used by Sandler O’Neill in its analyses, the managements of North Fork and Greenpoint confirmed to us that they reflected the best currently available estimates and judgments of the respective managements of the respective future financial performances of North Fork and GreenPoint, and we assumed that such performances would be achieved. We express no opinion as to such projections or the assumptions on which they are based. We have also assumed that there has been no material change in North Fork’s or GreenPoint’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analysis that North Fork and GreenPoint will remain as going concerns for all periods relevant to our analyses, that all of the representations and warranties contained in the Agreement and all related agreements are true and correct, that each party to such agreements will perform all of the covenants required to be performed by such party under such agreements, that the conditions precedent in the Agreement are not waived and that the Merger will qualify as a tax-free reorganization for federal income tax purposes. With your consent, we have relied upon the advice North Fork has received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the Merger and the other transactions contemplated by the Agreement. Finally, at your direction, we have relied solely on information provided by North Fork as to all matters relating to North Fork’s acquisition of Trustcompany and have made no independent investigation of any such matters.

      Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We are expressing no opinion herein as to what the value of North Fork’s common stock will be when issued to GreenPoint’s shareholders pursuant to the Agreement or the prices at which North Fork’s or GreenPoint’s common stock may trade at any time.

      We have acted as North Fork’s financial advisor in connection with the Merger and will receive a fee for our services, a substantial portion of which is contingent upon consummation of the Merger. We will also receive a fee for rendering this opinion. In the past, we have also provided certain other investment banking services to North Fork and have received compensation for such services, and we may provide, and receive compensation for, such services in the future, including during the period prior to the closing of the Merger.

      In the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to North Fork and GreenPoint or their affiliates. We may also actively trade the debt and/or

Board of Directors
North Fork Bancorporation, Inc.
February 15, 2004

equity securities of North Fork and GreenPoint or their affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

      Our opinion is directed to the Board of Directors of North Fork in connection with its consideration of the Merger. Our opinion is directed only to the fairness, from a financial point of view, of the Exchange Ratio to North Fork and does not address the underlying business decision of North Fork to engage in the Merger, the relative merits of the Merger as compared to any other alternative business strategies that might exist for North Fork or any other transaction in which North Fork might engage, including the pending acquisition of Trustcompany. Our opinion is not to be quoted or referred to, in whole or in part, in a registration statement, prospectus, proxy statement or in any other document, nor shall this opinion be used for any other purposes, without Sandler O’Neill’s prior written consent.

      Based upon and subject to the foregoing, it is our opinion, as of the date hereof, that the Exchange Ratio is fair to North Fork from a financial point of view.

Very truly yours,

/s/ SANDLER O’NEILL & PARTNERS, L.P.

Sandler O’Neill & Partners, L.P.

Appendix C

[Letterhead of Lehman Brothers]

February 15, 2004

Board of Directors

GreenPoint Financial Corp.
90 Park Avenue
New York, NY 10016

Members of the Board:

      We understand that GreenPoint Financial Corp. (“GreenPoint” or the “Company”) intends to enter into an agreement with North Fork Bancorp (“North Fork”) pursuant to which the Company will merge with and into North Fork (the “Merger” or the “Proposed Transaction”). Upon the effectiveness of the Merger, each share of Company common stock issued and outstanding immediately prior to the effective time of the Merger will be converted into the right to receive 1.0514 shares (the “Exchange Ratio”) of North Fork common stock (the “Proposed Transaction”). The terms and conditions of the Proposed Transaction are set forth in more detail in the Agreement and Plan of Merger (the “Agreement”), dated as of February 15, 2004, by and between GreenPoint and North Fork.

      We have been requested by the Board of Directors of the Company to render our opinion with respect to the fairness, from a financial point of view, to the Company’s stockholders of the Exchange Ratio to be offered to such stockholders in the Proposed Transaction. We have not been requested to opine as to, and our opinion does not in any manner address, the Company’s underlying business decision to proceed with or effect the Proposed Transaction.

      In arriving at our opinion, we reviewed and analyzed: (1) the Agreement and the specific terms of the Proposed Transaction; (2) publicly available information concerning the Company that we believe to be relevant to our analysis, including the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002, Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30, and September 30, 2003, and the Company’s earnings press release for the quarter and fiscal year ended December 31, 2003; (3) publicly available information concerning North Fork that we believe to be relevant to our analysis, including North Fork’s Annual Reports on Form 10-K for the fiscal year ended December 31, 2002, Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30, and September 30, 2003, and North Fork’s earnings press release for the quarter and fiscal year ended December 31, 2003; (4) financial and operating information with respect to the business, operations and prospects of the Company furnished to us by the Company; (5) financial and operating information with respect to the business, operations and prospects of North Fork furnished to us by North Fork; (6) the trading histories of the Company’s and North Fork’s common stock from February 12, 1994 to the present and a comparison of those trading histories with each other and with those of other companies that we deemed relevant; (7) a comparison of the historical financial results and present financial condition of the Company with those of other companies that we deemed relevant; (8) a comparison of the historical financial results and present financial condition of North Fork with those of other companies that we deemed relevant; (9) the potential pro forma impact on North Fork of the Proposed Transaction, including the cost savings (collectively, the “Expected Savings”) which the managements of the Company and North Fork expect to result from a combination of the businesses of the Company and North Fork; (10) the potential pro forma effect of the Proposed Transaction on the future financial performance of North Fork, including the potential effect on North Fork’s pro forma earnings per share; (11) the relative financial contributions of the Company and North Fork to the current and future financial performance of the combined company on a pro forma basis; (12) earnings estimates for the Company and North Fork published by I/B/E/S; (13) the amount of annual dividend historically paid by North Fork; (14) a comparison of the financial terms of the Proposed Transaction with the financial terms of certain other transactions that we deemed relevant; and (15) the results of our efforts to solicit indications of interest and proposals from third parties with respect to a transaction with the Company. In addition, we have

Board of Directors
GreenPoint Financial Corp.
February 15, 2004

(i) had discussions with the managements of the Company and North Fork concerning their respective businesses, operations, assets, financial condition and prospects and the strategic benefits expected by the managements of the Company and North Fork to result from a combination of the businesses of the Company and North Fork and (ii) undertaken such other studies, analyses and investigations as we deemed appropriate.

      In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without assuming any responsibility for independent verification of such information and have further relied upon the assurances of the managements of the Company and North Fork that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. In arriving at our opinion, upon advice of the Company, we have assumed that the published estimates of third party research analysts are a reasonable basis to evaluate the future financial performance of the Company and North Fork and that the Company and North Fork will perform substantially in accordance with such estimates. With respect to the Expected Savings estimated by the managements of the Company and North Fork to result from the Proposed Transaction, we have assumed that such Expected Savings will be realized substantially in accordance with such estimates. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of the Company or North Fork and have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company or North Fork. In addition, we are not experts in the evaluation of loan portfolios or allowances for loan losses and, upon advice of the Company, we have assumed that North Fork’s current allowances for loan losses will be in the aggregate adequate to cover all such losses. Upon advice of the Company and its legal and accounting advisors, we have assumed that (i) the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and therefore as a tax-free transaction to the stockholders of the Company and (ii) the previously announced acquisition of Trust Company of New Jersey, Inc. by North Fork will be closed in a manner substantially consistent with the acquisition documents related thereto as of the date of this letter. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter.

      In addition, we express no opinion as to the prices at which shares of North Fork common stock will trade at any time following the announcement of the Proposed Transaction or the consummation of the Proposed Transaction. This opinion should not be viewed as providing any assurance that the market value of the shares of the North Fork common stock to be held by the stockholders of the Company after the consummation of the Proposed Transaction will be in excess of the market value of the shares of Company common stock owned by such stockholders at any time prior to announcement or consummation of the Proposed Transaction.

      Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the Exchange Ratio to be offered to the Company’s stockholders in the Proposed Transaction is fair to such stockholders.

      We have acted as financial advisor to the Company in connection with the Proposed Transaction and will receive a fee for our services, a portion of which is payable upon delivery of this opinion and the remainder of which is contingent upon the consummation of the Proposed Transaction. In addition, the Company has agreed to indemnify us for certain liabilities that may arise out of the rendering of this opinion. We also have performed various investment banking services for the Company and North Fork in the past and have received customary fees for such services. In the ordinary course of our business, we actively trade in the securities of the Company and North Fork for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

Board of Directors
GreenPoint Financial Corp.
February 15, 2004

      This opinion is for the use and benefit of the Board of Directors of the Company and is rendered to the Board of Directors in connection with its consideration of the Proposed Transaction. This opinion is not intended to be and does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote with respect to the Proposed Transaction.

Very truly yours,

/s/ LEHMAN BROTHERS

Lehman Brothers

Appendix D

[Letterhead of Keefe, Bruyette & Woods, Inc.]

February 15, 2004

The Board of Directors

GreenPoint Financial Corp.
90 Park Avenue
New York, NY 10016

Members of the Board:

      You have requested our opinion as investment bankers as to the fairness, from a financial point of view, to the stockholders of GreenPoint Financial Corp. (“GreenPoint”) of the exchange ratio in the proposed merger (the “Merger”) with and into North Fork Bancorporation, Inc. (“North Fork”), pursuant to the Agreement and Plan of Merger, dated as of February 15, 2004, between GreenPoint and North Fork (the “Agreement”). Pursuant to the terms of the Agreement, each outstanding share of common stock, par value $0.01 per share, of GreenPoint (the “Common Shares”) will be converted into and exchangeable for 1.0514 shares of common stock, par value $0.01 per share, of North Fork.

      Keefe, Bruyette & Woods, Inc., as part of its investment banking business, is continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, we have experience in, and knowledge of, the valuation of the banking enterprises. In the ordinary course of our business as a broker-dealer, we may, from time to time purchase securities from, and sell securities to, GreenPoint and North Fork, and as a market maker in securities, we may from time to time have a long or short position in, and buy or sell, debt or equity securities of GreenPoint and North Fork for our own account and for the accounts of our customers. To the extent we have any such position as of the date of this opinion it has been disclosed to GreenPoint. We have acted exclusively for the Board of Directors of GreenPoint in rendering this fairness opinion and will receive a fee from GreenPoint for our services.

      In connection with this opinion, we have reviewed, analyzed and relied upon material bearing upon the financial and operating condition of GreenPoint and North Fork and the Merger, including among other things, the following: (i) the Agreement; (ii) the Annual Reports to Stockholders and Annual Reports on Form 10-K for the three years ended December 31, 2002 of GreenPoint and North Fork; (iii) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of GreenPoint and North Fork and certain other communications from GreenPoint and North Fork to their respective stockholders; and (iv) other financial information concerning the businesses and operations of GreenPoint and North Fork furnished to us by GreenPoint and North Fork for purposes of our analysis. We have also held discussions with senior management of GreenPoint and North Fork regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters as we have deemed relevant to our inquiry. In addition, we have compared certain financial and stock market information for GreenPoint and North Fork with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the banking industry and performed such other studies and analyses as we considered appropriate.

      In conducting our review and arriving at our opinion, we have relied upon the accuracy and completeness of all of the financial and other information provided to us or publicly available and we have not assumed any responsibility for independently verifying the accuracy or completeness of any such information. We have relied upon the management of GreenPoint and North Fork as to the reasonableness and achievability of the financial and operating forecasts and projections (and the assumptions and bases therefor) provided to us, and we have assumed that such forecasts and projections reflect the best

D-1

The Board of Directors
GreenPoint Financial Corp.
February 15, 2004

currently available estimates and judgments of such managements and that such forecasts and projections will be realized in the amounts and in the time periods currently estimated by such managements. We are not experts in the independent verification of the adequacy of allowances for loan and lease losses and we have assumed, with your consent, that the aggregate allowances for loan and lease losses for GreenPoint and North Fork are adequate to cover such losses. In rendering our opinion, we have not made or obtained any evaluations or appraisals of the property of GreenPoint or North Fork, nor have we examined any individual credit files.

      We have considered such financial and other factors as we have deemed appropriate under the circumstances, including, among others, the following: (i) the historical and current financial position and results of operations of GreenPoint and North Fork; (ii) the assets and liabilities of GreenPoint and North Fork; and (iii) the nature and terms of certain other merger transactions involving banks and bank holding companies. We have also taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuation and knowledge of the banking industry generally. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof.

      Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the exchange ratio in the Merger is fair, from a financial point of view, to holders of the Common Shares.

Very truly yours,

/s/ KEEFE, BRUYETTE & WOODS, INC.

Keefe, Bruyette & Woods, Inc.

D-2

PART II — INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers.

      Section 145 of the Delaware General Corporation Law (the “DGCL”) generally provides that a corporation may indemnify directors, officers, employees or agents against liabilities they may incur in such capacities provided certain standards are met, including good faith and the reasonable belief that the particular action was in, or not opposed to, the best interests of the corporation.

      Subsection (a) of Section 145 of the DGCL (“Section 145”) empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful.

      Subsection (b) of Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor, by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted under standards similar to those set forth above, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to be indemnified for such expenses which the court shall deem proper.

      Section 145 further provides that, among other things, to the extent that a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in Subsections (a) and (b) of Section 145, or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that a corporation is empowered to purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify against such liability under Section 145.

      Indemnification as described above shall be granted in a specific case only upon a determination that indemnification is proper under the circumstances using the applicable standard of conduct which is made by (a) a majority of directors who were not parties to such proceeding, (b) a committee of such directors designated by majority vote of such directors, (c) independent legal counsel in a written opinion if there are no such disinterested directors or if such disinterested directors so direct, or (d) the stockholders.

      Article 8.1 of the By-laws of the Registrant provides that the Registrant shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he is or was a director or officer of the Registrant against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him to the fullest extent permitted by the DGCL and any other applicable law, as may be in effect from time to time.

      Article 8.2 of the By-laws of the Registrant provides that the Registrant may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he is or was an employee or agent of the Registrant or is serving at the request of the Registrant as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him to the extent permitted by the DGCL and any other applicable law, as may be in effect from time to time.

      Section 102(b)(7) of the DGCL (“Section 102(b)(7)”) permits the certificate of incorporation of a corporation to limit or eliminate a director’s personal liability to the corporation or its stockholders for monetary damages for breach of his fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (dealing with unlawful dividends or unlawful stock purchases or redemptions), or (iv) for any transaction from which the director derived an improper personal benefit.

      Article 10 of the Registrant’s Certificate of Incorporation provides that, subject only to the express prohibitions on elimination or limitation of liability of directors set forth in Section 102(b)(7), as it now exists or may be hereinafter amended, directors shall not be liable for monetary damages in excess of $25,000 per occurrence resulting from a breach of their fiduciary duties.

      The Registrant maintains a directors’ and officers’ liability insurance policy providing for the insurance on behalf of any person who is or was a director or officer of the Registrant and subsidiary companies against any liability incurred by him in any such capacity or arising out of his status as such. The insurer’s limit of liability under the policy is $40,000,000 in the aggregate for all insured losses per year. The policy contains various reporting requirements and exclusions.

      The Federal Deposit Insurance Act (the “FDI Act”) provides that the FDIC may prohibit or limit, by regulation or order, payments by any insured depository institution or its holding company for the benefit of directors and officers of the insured depository institution, or others who are or were “institution-affiliated parties,” as defined under the FDI Act, in order to pay or reimburse such person for any liability or legal expense sustained with regard to any administrative or civil enforcement action which results in a final order against the person. FDIC regulations prohibit, subject to certain exceptions, insured depository institutions, their subsidiaries and affiliated holding companies from indemnifying officers, directors or employees for any civil money penalty or judgment resulting from an administrative or civil enforcement action commenced by any federal banking agency, or for that portion of the costs sustained with regard to such an action that results in a final order or settlement that is adverse to the director, officer or employee.

Item 21.	Exhibits and Financial Statement Schedules.

      (a) Exhibits.

Exhibit
Number	Description

2.1	Agreement and Plan of Merger, dated as of February 15, 2004, by and between North Fork Bancorporation, Inc. and GreenPoint Financial Corp. (incorporated by reference to Appendix A to the joint proxy statement-prospectus which constitutes a part of this registration statement).
2.2	Agreement and Plan of Merger, dated as of December 16, 2003, by and among North Fork Bancorporation, Inc., North Fork Bank and The Trust Company of New Jersey (incorporated by reference to Exhibit 2.1 of the Registrant’s Registration Statement on Form S-4, filed on March 8, 2004).
3.1	Restated Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 of the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2002, filed on March 28, 2003).

Exhibit
Number		Description

3.2		By-laws of the Registrant, as amended (incorporated by reference to Exhibit 3.2 of the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, filed on August 6, 2002).
5.1		Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding legality of securities being registered.
8.1		Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding certain Federal income tax matters.
8.2		Opinion of Wachtell, Lipton, Rosen & Katz regarding certain Federal income tax matters.
10	.1**	Employment Agreement, dated as of February 15, 2004, by and between North Fork Bancorporation, Inc. and Bharat B. Bhatt.
23.1		Consent of Sandler, O’Neill & Partners, LP, New York, New York.
23.2		Consent of Keefe, Bruyette & Woods, New York, New York.
23.3		Consent of Lehman Brothers, New York, New York.
23.4		Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1 to this Registration Statement).
23.5		Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 8.1 to this Registration Statement).
23.6		Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibit 8.2 to this Registration Statement).
24	.1**	Power of Attorney (see the signature page to the Registration Statement on Form S-4 filed on April 2, 2004).
99.1		Form of Proxy to be used by North Fork Bancorporation, Inc.
99.2		Form of Proxy to be used by GreenPoint Financial Corp.
99.3		Consent of KPMG LLP.
99.4		Consent of KPMG LLP.
99.5		Consent of PricewaterhouseCoopers LLP.
99	.6**	Consent of Thomas S. Johnson.
99	.7**	Consent of Bharat B. Bhatt.

**	Previously filed.

      (b) Financial Statement Schedules.

      None.

      (c) Item 4(b) Information

      Incorporated as Appendix B, C and D to the joint proxy-statement-prospectus which constitutes a part of this registration statement.

Item 22.	Undertakings.

      The undersigned Registrant hereby undertakes:

      (A)(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

      (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      (B) For purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (C) To respond to requests for information that is incorporated by reference into the joint proxy statement-prospectus pursuant to Items 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

      (D) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

      (E) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

      (F) That every prospectus: (i) that is filed pursuant to paragraph (E) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      Insofar as indemnification by the registrant for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

      Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Melville, State of New York, on June 29, 2004.

NORTH FORK BANCORPORATION, INC.

By:	/s/ JOHN A. KANAS

Name: John A. Kanas

Title:	President, Chief Executive Officer and Chairman of the Board

      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated and on June 29, 2004.

Name	Title

/s/ JOHN A. KANAS John A. Kanas	President, Chief Executive Officer and Chairman of the Board

/s/ DANIEL M. HEALY Daniel M. Healy	Director, Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

Josiah T. Austin	Director

* John Bohlsen	Vice Chairman of the Board

* Allan C. Dickerson	Director

* Lloyd A. Gerard	Director

* Katherine Heaviside	Director

* Raymond A. Nielsen	Director

* James F. Reeve	Director

* George H. Rowsom	Director

* Kurt R. Schmeller	Director

A. Robert Towbin	Director

Alan J. Wilzig	Director

* /s/ Daniel M. Healy Attorney-in-fact for each of the persons indicated

EXHIBIT INDEX

Exhibit
Number		Description

2.1		Agreement and Plan of Merger, dated as of February 15, 2004, by and between North Fork Bancorporation, Inc. and GreenPoint Financial Corp. (incorporated by reference to Appendix A to the joint proxy statement-prospectus which constitutes a part of this registration statement).
2.2		Agreement and Plan of Merger, dated as of December 16, 2003, by and among North Fork Bancorporation, Inc., North Fork Bank and The Trust Company of New Jersey (incorporated by reference to Exhibit 2.1 of the Registrant’s Registration Statement on Form S-4, filed on March 8, 2004).
3.1		Restated Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 of the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2002, filed on March 28, 2003).
3.2		By-laws of the Registrant, as amended (incorporated by reference to Exhibit 3.2 of the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, filed on August 6, 2002).
5.1		Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding legality of securities being registered.
8.1		Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding certain Federal income tax matters.
8.2		Opinion of Wachtell, Lipton, Rosen & Katz regarding certain Federal income tax matters.
10	.1**	Employment Agreement, dated as of February 15, 2004, by and between North Fork Bancorporation, Inc. and Bharat B. Bhatt.
23.1		Consent of Sandler, O’Neill & Partners, LP, New York, New York.
23.2		Consent of Keefe, Bruyette & Woods, New York, New York.
23.3		Consent of Lehman Brothers, New York, New York.
23.4		Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1 to this Registration Statement).
23.5		Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 8.1 to this Registration Statement).
23.6		Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibit 8.2 to this Registration Statement).
24	.1**	Power of Attorney (see the signature page to the Registration Statement on Form S-4 filed on April 2, 2004).
99.1		Form of Proxy to be used by North Fork Bancorporation, Inc.
99.2		Form of Proxy to be used by GreenPoint Financial Corp.
99.3		Consent of KPMG LLP.
99.4		Consent of KPMG LLP.
99.5		Consent of PricewaterhouseCoopers LLP.
99	.6**	Consent of Thomas S. Johnson.
99	.7**	Consent of Bharat B. Bhatt.

**	Previously filed.